                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of March, 2003

                       Commission File Number: 001-10579

                      TELECOMMUNICATIONS COMPANY OF CHILE
                (Translation of registrant's name into English)

                      Avenida Providencia No. 111, Piso 22
                          Providencia, Santiago, Chile
                                 (562) 691-2020
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  X                  Form 40-F
          ---                           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                           No  X
    ---                          ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                           No  X
    ---                          ---

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                           No  X
    ---                          ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                      TELECOMMUNICATIONS COMPANY OF CHILE


                               TABLE OF CONTENTS


Item
----

1. Compania Telecomunicaciones de Chile S.A. - 2002 Annual Report

2002 Annual Report
Compania de Telecomunicaciones de Chile S.A.



[GRAPHIC OMITTED]









                                       2002 Annual Report Telefonica CTC Chile_1

2_Telefonica CTC Chile 2002 Annual Report

                                                               Table of Contents

5_Highlights

7_Chairman's Letter to the Shareholders

12_History of the Company

16_Economic Environment and Telecommunications Industry
   17_Economic Environment 18_Telecommunications Sector  20_Regulatory Framework

24_Corporate and Business Strategy

28_The Company
   29_Business Areas    37_Analysis of Consolidated Results
   39_Investment and Financing 41_Property, Suppliers, Logistics, and Insurance 43_Risk Factors

44_Shareholder Information
   45_Composition of Equity Capital    45_Shareholders' Meetings
   46_Principal Shareholders
   49_Share Price Performance    50_2002 Dividend Distribution Policy
   51_Dividend Information    51_2002 Investment and Financing Policy

56_Management Organization and Human Resources
   57_Board of Directors    62_Corporate Governance     64_Senior Executives
   66_Human Resources

68_Additional Information
   70_Information of Subsidiaries and Affiliates     79_Material Events

82_Report on the Financial Statements
   84_Consolidated Financial Statements    138_Individual Financial Statements
   179_Summarized Financial Statements of Subsidiaries

198_Financial Review and Exhibits


With the exception of the Financial Statements and associated notes, the information contained herein has not been audited.




                                       2002 Annual Report Telefonica CTC Chile_3

[TELEFONICA LOGO]

[GRAPHIC OMITTED]




Operating revenues (1)                      EBITDA (1)
(as of 12/31/02)                            (as of 12/31/02)

               millions of Ch$                              millions of Ch$

                       863,149                                      391,533
                       920,035                                      396,981
                       899,054                                      313,251
                       945,398                                      357,683
                       863,170                                      462,895



Mobile customers                            Lines per employee
(as of 12/31/02)                            (as of 12/31/02)

         thousands of customers                                       lines

                    1,949.3                                           1,058
                    1,570.1                                           845
                    1,224.5                                           582
                    1,153.8                                           459
                      554.2                                           383





4_Telefonica CTC Chile 2002 Annual Report

Highlights


                                                                                                                 As of December 31,

Volume Statistics                                                    1998         1999          2000          2001          2002
-----------------------------------------------------------------------------------------------------------------------------------
Lines in service                                                  2,649,786     2,592,397     2,700,536     2,723,310     2,686,695
Average lines in service                                          2,531,848     2,655,157     2,633,278     2,736,633     2,732,208
Line density (1)                                                       17.6          17.0          17.5          17.4          17.1
Connections (lines)                                                 464,885       315,927       288,483       330,619       340,419
Installed capacity (lines) (2)                                    2,772,641     2,792,663     2,990,941     3,019,416     3,023,541
Local Traffic (in millions of minutes) (3)                           19,095        19,323        16,841        16,410        15,900
Access charge traffic (millions of minutes) (3)                       6,240         6,147         6,493         7,251         6,788
DLD traffic (millions of minutes) (4)                                   921           836           712           799           717
Outgoing ILD traffic (millions of minutes) (4)                           54            54            56            63            66
ADSLs in service                                                       n.a.          n.a.           279        14,808        54,163
Pay-phones (5)                                                       11,343        12,853        12,792        12,880        11,834
Total mobile telephony customers                                    554,225     1,153,794     1,224,520     1,570,087     1,849,283
Proportion of prepaid mobile customers (%)                               43            63            71            75            76
DataRed (point-to-point links)                                       13,960        15,951        17,899        18,467        13,496
Frame Relay (points)                                                  1,704         3,285         4,394         6,012         5,215
ATM (points)                                                            492           717         1,111         1,585         1,719
Dedicated access to the Internet                                        256           466         1,040         1,652         1,890
Total personnel                                                       8,985         9,933         9,250         7,720         4,571
Telefonica CTC Chile's personnel                                      6,917         5,649         4,639         3,223         2,540
Subsidiaries'  personnel                                              2,068         4,284         4,611         4,497         2,031
Quality and Efficiency Indicators
Average waiting period for line installations (6)                      35.4          15.4           4.3           5.7           4.4
   (days between application and connection)
Defects per line (annual average) (6)                                  0.52          0.41          0.25          0.25          0.35
Defects repaired within 24 hours (average%) (6)                       71.87         75.16         72.45         62.43         60.14
Defects repaired within 72 hours (average%) (6)                       93.76         95.84         96.39         92.16         89.60
Lines per employee                                                      383           459           582           845         1,058
Consolidated Financial Data (in millions of US$ as of Dec-02)
Operating Revenues                                                    1,201         1,316         1,251         1,280         1,201
EBITDA (7)                                                              644           498           443           552           545
Operating Income                                                        374           176            96           197           182
Net income                                                              207           -78          -168             6           -25
Long-term debt                                                        1,612         2,065         1,728         1,749         1,421
Total assets                                                          4,363         4,730         4,412         4,300         3,741
Capital Expenditures (millions of nominal US$)                          615           589           349           291           204
Market capitalization (millions of nominal US$)                       4,739         4,211         3,156         3,116         2,215
-----------------------------------------------------------------------------------------------------------------------------------

(1) Telefonica CTC Chiles lines per 100 habitants
(2) Lines installed for 2000, 2001 and 2002, include links and ISDN lines
(3) The per second billing system was implemented as of February 2000, information for 1998-1999 is shown in rounded minutes
(4) Long distance traffic originated by 188 Telefonica Mundo and Globus 120
(5) Community lines are not included
(6) During 2002, quality indicators were affected by the strike carried out in July 2002.
(7) EBITDA = Operating income + Depreciation


                                       2002 Annual Report Telefonica CTC Chile_5

Bruno Philippi Irarrazabal
chairman of Telefonica CTC Chile





                               [GRAPHIC OMITTED]






6_Telefonica CTC Chile 2002 Annual Report

                                                               Chairman's Letter
                                                             to the Shareholders

Dear Shareholders,

For technology and telecommunications companies, 2002 was a difficult year. The slow pace of global economic growth affected even those countries known for their dynamism and strength. Chile was not spared. While our country clearly stands out in the region, our growth has slowed with respect to the preceding decade. In this context, we in the telecommunications field have had to make some adjustments.

In addition to the circumstances affecting the industry as a whole, the Company continues to operate in an adverse regulatory environment created by Tariff Decree No. 187. Due to the low profitability resulting from this decree, in the local telephony segment, Telefonica CTC Chile has been forced to scale down its capital expenditure plans in this business. Between 1995 and 1999, average annual investment was US$640 million, of which 45% was destined to fixed telephony. For the 2000-2003 period, we estimate an average annual investment on the order of US$270 million, of which less than 20% will be allotted to fixed lines. The cutbacks in planned investment in fixed telephony have also affected nationwide service penetration, which at year-end 2002 stands at 23 lines per 100 inhabitants, but has experienced very slow growth, particularly in the past three years.

In our attempts to resolve this issue, we exhausted all possible administrative venues. In each case, although the authorities did not reject the legal, technical and economic arguments submitted by the Company, they cited diverse considerations not directly related to the Company's requests as grounds for not modifying the Tariff Decree. Consequently, the Board of Directors of the Company was forced in March 2002 to bring legal action against the State of Chile in order to enforce the right of the Company and its shareholders to be compensated for damages derived from the application of this Tariff Decree. The total amount of damages being sought was estimated at US$274 million.

In the area of labor relations, through the collective bargaining process that was conducted in June the Company aimed to simplify and make more flexible the existing labor contracts and adjust them to reflect market conditions and the actual economic environment. Of the Company's employees, 43% agreed to adjust their contracts.

Nevertheless, 3,445 employees, grouped under an alliance of labor unions, elected not to negotiate and decided to implement a legal strike that resulted in damages for customers, due to service interruptions and network disruptions. Lasting 28 days, the strike came to an end when the labor unions acted to postpone the dispute until December 2003 pursuant to article 369 of the Labor Code. Despite the significant number of employees involved in this strike, Telefonica CTC Chile continued to operate at adequate efficiency levels as a result of contingency plans implemented in all the areas of the Company.


                                       2002 Annual Report Telefonica CTC Chile_7

The rapid changes taking place in the industry led to the restructuring announced in October 2002, which involved the reduction of 1,070 employees of both the parent company and subsidiaries. Beyond the adjustment in personnel, the aim of this restructuring process is to revitalize the Company's operations. In addition to being the country's leading telecommunications company, we seek to become a company that, by focusing on customers and their needs and by being innovative and capable of generating a multiplicity of solutions and services, can make a major contribution to the development of Chile.

Thus, our five business areas have been reorganized into three major units on the basis of customer categories: Consumer and Small Business Communications, focused on providing all services required by households and by small and medium-sized companies; Corporate Communications, addressing all the needs of corporate customers; and Mobile Communications, aimed at mobility and portability of wireless technologies.

These changes are designed to build a new kind of relationship with each of our various types of customers and make optimal use of our strengths, such as our widespread geographical commercial presence and powerful nationwide network.

The strategy of Telefonica CTC Chile during the past years has been to concentrate exclusively on the telecommunications business in Chile. In this context, two events are worth noting. The first is the sale of a 25% stake in Sonda, an information technology provider, to its original founder in order to focus on investing in assets that are essential for the development of our core businesses. The second is the sale of our cable television business in mid-2000, when we decided to concentrate all our efforts on broadband development through ADSL, thus taking advantage of our extensive fixed network infrastructure, which covers the entire country and includes approximately 2.7 million lines in service.

A major event for our Company, in 2002, was the acquisition by our subsidiary Telefonica Movil of two of the three licenses to operate nationwide PCS networks. The total cost of the licenses, close to US$13 million for 20 MHz spectrum, is very reasonable when compared to the figures paid in other mobile spectrum bidding processes elsewhere in the world.

The build out of a more modern mobile communications network, with GSM technology, provides our Company a significant opportunity to satisfy customer demand and offer new and improved services. We estimate that this project will require an initial investment of roughly US$150 million between 2002-2004.

Regarding Telefonica CTC Chile's financial results, operating revenues decreased 6.2% in 2002 as compared to 2001, amounting to US$1,201 million, mainly due to lower revenues from the fixed telephony and long distance businesses. This decrease was offset by the continuous growth of the mobile and corporate communications businesses, as well as by the Company's efforts aimed at commercial innovation, which has led to the introduction of many new products and services. Additionally, operating revenues were impacted by the deconsolidation of Sonda as of September 2002 and lower revenues from the new contract subscribed with Publiguias, the directory advertising business, in August 2001. Excluding these two effects, total revenues increased 0.7% in 2002 as compared to 2001

On the other hand, the 5.9% decrease in operating costs during 2002, reflects the Company's efforts at cost control, as well as the impact of Sonda's deconsolidation since September 2002. As a result, EBITDA margin over revenues grew from 43.1% in 2001 to 45.4% in 2002, with a cash flow generation (EBITDA) totaling US$545 million in the year.

The cash flow generated during 2002 was allocated by Telefonica CTC Chile to finance its investment plan, that reached US$204 million for the year, as well as to reduce US$381 million in debt. Consequently, the


8_Telefonica CTC Chile 2002 Annual Report

Company has achieved a 48% reduction of its interest-bearing debt, from its maximum levels in July 1999, down to US$1,550 million in December 2002. Also, the Company has improved its leverage levels from 1.34 times, in December 2001, to 1.09 times at year-end 2002.

Telefonica CTC Chile closed the year with a net loss of US$25 million in fiscal year 2002, compared to a net income of US$6 million in 2001. It is important to note that this result was impacted by an extraordinary charge of US$21 million, derived from the restructuring plan implemented in October 2002, as well as by the lower market value of the Company's investment in Terra Networks, which meant a charge of US$11 million in the year.

During the past three years, the Company's strategy has focused on increasing its levels of efficiency and on improving its organizational structure. We have also made significant efforts to reduce capital expenditures and to improve our financial health, positioning the Company to operate competitively and efficiently within the new regulatory framework of 2004. Additionally, a leaner and more efficient structure will be a key factor in meeting the challenges imposed by the environment.

I would like to point out that the Company's efforts have been recognized by both domestic and international credit rating agencies. In November, Standard & Poor's improved Telefonica CTC Chile's international debt rating outlook from "stable" to "positive", keeping such rating at BBB. In December, the local rating agency Humphreys improved Telefonica CTC Chile's local bond rating outlook from "stable" to "favorable", keeping such rating for the time being at A+.

Looking forward, we expect that certain distortions introduced by the 1999 tariff setting process will be corrected, that during 2003 an objective analysis of competition in the telecommunications market will be developed, and that the tariff setting process for 2004 will be based on technical criteria.

Once again I would like to thank all shareholders, employees and executives of Telefonica CTC Chile for their support and commitment in the process of adapting to increasingly demanding and changing scenarios.



                         /s/ Bruno Philippi Irarrazabal

                           Bruno Philippi Irarrazabal
                                    Chairman


                                      2002 Annual Report Telefonica CTC Chile_9

                               [GRAPHIC OMITTED]







10_Telefonica CTC Chile 2002 Annual Report this is Telefonica CTC Chile





                               [GRAPHIC OMITTED]






                                      2002 Annual Report Telefonica CTC Chile_11
history of the company




                               [GRAPHIC OMITTED]





12_Telefonica CTC Chile 2002 Annual Report

                                                                      History of
                                                                     the Company






The history of Compania de Telecomunicaciones de Chile S.A., or Telefonica CTC Chile, as it is known today, goes back to 1880 when telephony services first became available in the country, upon the creation of Compania de Telefonos Edison in the city of Valparaiso. Officially, the Company was organized as a public corporation in accordance with private law, pursuant to a public deed executed on November 18, 1930, before Notary Javier Echeverria and entered in the Commercial Register of Santiago in 1931. The Bylaws of the Company were approved by Supreme Decree 599 of the Ministry of Finance on January 23, 1931.

In 1971, the Company was taken over by the Chilean Government, and was later privatized, in August 1987, by means of a public bidding process ending in January 1988. Through a contribution of capital and subsequent additional purchases, Bond Corporation Chile S.A. came to hold approximately 50% of the issued and outstanding capital stock of the Company. In April 1990, Telefonica Internacional Chile S.A., an indirect subsidiary of Telefonica S.A., acquired a 49.2% equity interest in Telefonica CTC Chile from Bond Corporation plus an option to purchase an additional 1.2%, thus becoming the majority and controlling shareholder. After completing a placement of Company shares on the international market, Telefonica Internacional Chile S.A. reduced its equity interest to 43.6% of the capital stock, which is the stake that it currently holds.


                                      2002 Annual Report Telefonica CTC Chile_13

[GRAPHIC OMMITED]                       [GRAPHIC OMMITED]

1988                                    1989
Privatization of the                    Telefonica CTC
Company                                 Chile began to
                                        operate in mobile
                                        telephony through
                                        its subsidiary CTC
                                        Celular S.A.


[GRAPHIC OMMITED]                       [GRAPHIC OMMITED]

1990                                    1993
ADRs listed on                          Telefonica CTC Chile
the NYSE                                achieves 100%
                                        digitalization of its
                                        nationwide local
                                        telephony network

                                        Investment grade
                                        rating assigned by
                                        international rating
                                        agencies


[GRAPHIC OMMITED]                       [GRAPHIC OMMITED]

1994                                    1996
In the framework of                     Startel, today
the LD market                           Telefonica Movil, is
liberalization, CTC                     created through the
Mundo, today                            merger of CTC
188 Telefonica Mundo,                   Comunicaciones
obtains license to                      Moviles S.A. (55%) and
offer long distance                     VTR Celular S.A. (45%)
services within the
new "Multicarrier                       CTC Mundo's fiber
System"                                 optic network is
                                        completed, becoming
                                        the largest in the
                                        country


HIGHLIGHTS 2002:

MARCH:
- On March 12, 2002, Telefonica CTC Chile files a lawsuit for damages against the State of Chile. This legal action alleges serious errors in calculation and improper application of economic criteria in Tariff Decree No. 187, which establishes the maximum rates that the Company may charge for local telephony and interconnection services during the period between May 1999 and May 2004. The total amount of claimed damages is approximately US$274 million, which includes losses incurred and yet to be incurred by the Company as a result of the application of the Tariff Decree until May 2004.

JUNE:
- In June 2002, Telefonica CTC Chile conducts a collective bargaining process aimed at renewing employee labor contracts that had been in effect since June 1998 and adjusting them to reflect market conditions. As of June 30, 2002 an agreement is reached with 1,330 employees, who signed new collective labor contracts for periods of two or three years, depending on their labor union. Subsequent agreements are reached with 331 employees, thus adding up to 1,661 employees. Nevertheless, 3,445 employees called a legal strike against the Company which lasts 28 days. This group finally decides to end the strike invoking Article 369 of the Chilean Labor Law. This Article allows the employees to freeze the conditions of the previous labor contracts for a period of 18 months.

JULY:
- Through a public bidding process conducted on July 18, 2002, Telefonica Movil, a subsidiary of Telefonica CTC Chile, acquires two of the three 10-MHz licenses with nationwide coverage offered in the 1900 MHz (PCS) frequency range. The total cost of these licenses was UF544,521 (approximately US$12.8 million).


14_Telefonica CTC Chile 2002 Annual Report

[GRAPHIC OMMITED]                       [GRAPHIC OMMITED]

1997
Telefonica CTC Chile                    1998
achieves nationwide                     Acquisition of 99.9% of
coverage in fixed                       VTR Larga Distancia S.A.,
telephony, with the                     which changes its name
start of operations in                  to Globus
Region XI

Acquistion of 45% of
Startel from VTR S.A.,
achieving total control
of the mobile subsidiary



[GRAPHIC OMMITED]                       [GRAPHIC OMMITED]

1999                                    2000
Acquisition of 60%                      Sale of 40% of cable TV
of Sonda S.A.                           company, Metropolis
                                        Intercom and 100% of
Change of corporate                     cable TV network
image and brand name
                                        Sale of 2.22% stake in
Sale of ISP, Telefonica                 CRT Fija (Brazil)
Net, to Terra Networks



[GRAPHIC OMMITED]

2001
Telemergencia
subsidiary is created

Launching of TIC
(Telefonica Data Internet
Center)

t-gestiona is created,
subsidiary that offers
administration and
support services to the
business areas (shared
services)

Directors Committee is
created, according to
Law N(o) 19,705


AUGUST:
- On August 24, 2002, the Ministries of Telecommunications and Economy issue Decree N(o)455 which approves a High Usage plan for residential clients and a Very High Usage plan for companies, both based on a monthly flat fee structure.

SEPTEMBER:
- On September 26, 2002, Telefonica CTC Chile, through its subsidiary Telefonica Empresas, sells a 25% equity interest in Sonda S.A. to Mr. Andres Navarro H. (founder of Sonda) for Ch$27,921 million (approximately US$37.3 million). In addition, Telefonica CTC Chile obtains a put option on the 35% equity interest in Sonda that it continues to hold, which may be exercised in July 2005, and Mr. Navarro obtains a call option on the aforementioned 35% of Sonda still held by Telefonica CTC Chile, which may be exercised in July 2003, July 2004 or August 2005. (For further details on this transaction, see "Material Events").

OCTOBER:
- On October 28, 2002, Telefonica CTC Chile reorganizes its business structure into three business units: Consumer and Small Business Communications; Corporate Communications; and Mobile Communications. In addition, two Corporate Departments (Customer Service and Sales and Network Services) are reorganized as support areas. This restructuring also involves a reduction of personnel totaling 1,070 employees from both the parent company and subsidiaries.


                                      2002 Annual Report Telefonica CTC Chile_15
                            economic environment and
                           telecommunications sector




                                [GRAPHIC OMITTED]




16_Telefonica CTC Chile 2002 Annual Report

                                                        Economic Environment and
                                                       Telecommunications Sector



ECONOMIC ENVIRONMENT

The Chilean economy is integrated into international commerce, exporting 30% of its production. For this reason, the global economic downturn in 2002 quelled a recovery in the Chilean economy, which has been reflected in the 4.4% GDP growth in 2000, 2.8% in 2001 and a 1.9% projected growth rate in 2002. This rate resulted from lower prices for Chilean exports, which have declined some 1.5% on average in 2002, in addition to the 11% drop experienced in 2001. Nevertheless, expected GDP growth for 2003 is 3.1%, one of the highest rates in Latin America.

In line with the country's commitment to a policy of open borders, a political and economic association agreement was entered into with the European Union in 2002 and is scheduled to take effect in early 2003. Furthermore, Chile reached bilateral trade agreements with the United States and South Korea which should be in effect early in 2004, once the negotiations are approved by the respective legislative bodies. All these agreements provide for gradual and reciprocal liberalization of access to goods, services and government purchases, with a view towards achieving customs tariffs of 0% within a period not exceeding 12 years. It is estimated that these agreements will have a positive effect on the potential GDP of Chile of no less than 1.5% as of 2004.

Unemployment declined from 9.2% in 2001 to 9.0% in 2002, a level at which it is expected to remain in 2003. These levels of unemployment have led to a great deal of caution in spending during 2002, although an increase was observed in the fourth quarter which is expected to continue during 2003. Consequently, domestic demand in terms of current expenses should grow by about 3.2% in 2003.

During the year 2002, inflation (Consumer Price Index), on the average reached 2.5% and closed the year at 2.8%. The Central Bank policy aims at inflation in the range of 3% (+/- 1%) for 2003 and for the Current Account Deficit it forecasts a maximum of 3% of GDP. The Current Account Deficit should remain low, and easily funded with international reserves, allowing increases of expenses without damaging the external accounts equilibrium.

Furthermore, the current policy considers that the exchange rate will experience high volatility, similar to the Euro and the Yen. In 2002 the Chilean peso devalued by 9.7% with respect to the US Dollar in nominal terms, which meant a 6.6% real devaluation of the peso with respect to 2001.

During 2002, the price of copper was lower than estimated by international experts. As a result, the Government cut back on spending during the second half of the year by the equivalent of 0.4% of GDP in order to keep the fiscal deficit at or below 1% of GDP and as much as possible to approach the rule calling for a structural budget surplus of 1% of GDP.


Expected GDP growth for 2003 is 3.1%, one of the highest rates in Latin America


                                      2002 Annual Report Telefonica CTC Chile_17

GDP growth and GDP per capita
(nominal US$)


                         2002      2001      2000      1999      1998
                         ----      ----      ----      ----      ----

GDP per capita         4,123     4,315     4,927     4,864     5,355

GDP growth %             1.9%      2.8%      4.4%     -1.0%      3.2%


The country's foreign accounts are healthy. This assessment is corroborated by the spread on the Sovereign Bond which, at around 170 basis points over the 10-year U.S. Treasury Bonds, is one of the three lowest in the Emerging Markets. The internationalization of Chile is clear from the balance in capital flows. With a GDP that is equivalent to US$64 billion, foreign debt stands at US$41 billion, Chilean investments abroad are in the order of US$33 billion, and international reserves amount to US$15 billion. The country's financial solvency contributed to Chile being invited by the International Monetary Fund "IMF" to enter into a select group of 28 countries who contribute to a special emergency credit fund created by this institution, having permanently at the disposal of the IMF the amount of US$500 million. This invitation is the first in the last 30 years.

National savings, which remained at 19.6% of GDP in 2002, are estimated to grow to 20.7% in 2003 and 20.8% in 2004. Uncertainty in the international markets has not led to significant changes in foreign investment in Chile, which amounted to 1.8% of GDP in 2000, 1.1% in 2001, and is estimated at 1.3% for 2002 and 1.4% for 2003. Total investment totaled 20.2% of GDP in 2002, rising to 20.4% in 2003.

Telefonica CTC Chile continues to be one of the driving forces behind the country's economic development, offering telecommunications services supported by a modern infrastructure based on a fully digitalized network. It is estimated that the Company contributes approximately 55% of the communications industry's GDP and 1.1% of the national GDP.

TELECOMMUNICATIONS SECTOR

The growth of this sector is intrinsically tied to the state of the country's economy, particularly consumer spending levels, and to the development of communications-related technologies such as mobile telephony, data transmission and broadband.

Sales in the sector increased by 4.5% in 2002, totaling some US$2,540 million. This growth was driven primarily by the mobile, data and Internet businesses. The growth in the traditional fixed network voice communications business has slowed as consumers, unlike in previous years, are allocating an increasing proportion of their budget to mobile and Internet services. Furthermore, the local operators don't have incentives to invest in the fixed lines business due to the unfavorable current regulatory framework.

These changes have forced companies to adjust to the new market realities by refocusing resources and searching for new value-added businesses in which their current infrastructure can be used as leverage. Therefore, 2002 was characterized by significant restructuring on the part of the major


18_Telefonica CTC Chile 2002 Annual Report

Chilean Telecommunications Sector
(as of December 31, 2002)

Business             Operators                                                                    Telefonica CTC Chile
                                                               Market Size                                Market Share
----------------------------------------------------------------------------------------------------------------------
Fixed Telephony (1)      7                  22.5 lines per 100 inhabitants                   76.0% of lines in service
Long Distance (2)
   Domestic              12          122.1 minutes per inhabitant per year               38.7% of total market traffic
   International         12           13.2 minutes per inhabitant per year               29.4% of total market traffic
Mobile Telephony         4                  38.8 lines per 100 inhabitants                          30.4% of customers
Pay-Phones               7                        Approx. 52,000 lines (3)                        23% of pay phones (3)
Data transmission        8                  Revenues of US$251 million (4)                              49% of revenues
Paid TV                  4             21.1 connections per 100 households                                            -
Internet Access          33      19.6 Internet accesses per 100 households                                            -
Broad Band               6                             182,000 connections                     30% of total connections
Home Assistance          3         3.3 security systems per 100 households                  24% of all security systems

(1) There are 4 additional companies which operate only in rural telephony. In total, there are 11 fixed telephony companies operating with 12 brands.
(2) There are 39 operators authorized to offer LD services, although only 20 of them were in operation as of December 2002 and 12 operators concentrate 99% of total LD traffic.
(3) Third party telephony is not included.
(4) Calculated with the exchange rate for December 2002.

operators, by a rationalization of investment (with a decline of 38% with respect to 2001), by changes in financing structure, and by the rollout of new technologies.

Telefonica CTC Chile has 76% market share in the national fixed telephony segment, where eleven operators hold licenses, including 4 rural operators. Market penetration in terms of lines in service per 100 residents stood at 22.5, on a par with the 2001 figures. Additionally, operators intensified their rollout of Internet access broadband technologies. These include ADSL (Asymmetric Digital Subscriber Line), led by Telefonica CTC Chile, cable modem, provided by the country's two major cable providers, and wireless telephony or WLL (Wireless Local Loop), offered by only one of the two companies that were awarded licenses.

Growth in long distance telephone services remained stagnant, due primarily to substitution by mobile telephony. During 2002, outgoing International Long Distance (ILD) traffic and Domestic Long Distance (DLD) traffic are estimated to have decreased nationwide by 1.6% and 9.3%, respectively. In this market there are twelve relevant operators which concentrate 99% of total long distance traffic. Given the strong competition and shifts in demand, operators have focused on reducing operating costs, offering new products via multi-service platforms, and providing transport for other operators, such as ISPs, data transmission companies, and mobile companies.

For its part, during 2002, the mobile market increased its user base by 22%, reaching 6.1 million customers as of December 31, 2002, which translates into a density of 38.8 mobile lines per 100 residents. This growth took place primarily in population segments with lower discretionary income and, consequently, it has led to a decrease in traffic per mobile subscriber.

Revenues from corporate communication and data transmission services shows a positive evolution in 2002, with a estimated growth of 10% as compared to 2001. This is due to the increasing demand for corporate data transmission connectivity and the introduction of Internet protocol-based services. Although there are currently 8 operators competing in the country's major cities, the competitive advantage goes to those able to provide connectivity from one end of the country to the other and to offer a range of integrated advanced telecommunications services, as is the case with Telefonica CTC Chile.

The Internet business continued to grow in 2002 in terms of total access points (residences, companies and Government), achieving an estimated 19.6% rate of household penetration, the highest in Latin America. Switched Internet traffic in the market grew 9% during 2002.

On an industry-wide level, broadband Internet accesses grew by 206% with respect to 2001, reaching a total of 182,000 connections at year-end 2002.


                                     2002 Annual Report  Telefonica CTC Chile_19

REGULATORY FRAMEWORK

Tariff Structure
Pursuant to article 29 of Law No.18,168 ("General Telecommunications Law"), telecommunications services are subject to free pricing. However, this law provides two exceptions to this basic free pricing principle: i) Services provided by means of interconnection (including network use paid through access charges), which pursuant to article 25 are at all times subject to regulated maximum rates; and ii) services provided to the public, in the specific event that the Antitrust Commission created in 1973 under Executive Decree No. 211 ("Antitrust Law") rules the level of competition in the market is insufficient to guarantee a system of free pricing, in which case the rates for certain telecommunications services, to the exclusion of mobile telephony, shall likewise be subject to regulation. The maximum rates set forth in Law No.18,168 are to be set every five years, which is the effective period thereof according to this law. Notwithstanding the foregoing, in the case of services subject to rate regulation pursuant to an Antitrust Commission ruling, the Antitrust Commission may review and amend such ruling prior to the conclusion of the relevant five-year period, thus restoring the general free-pricing rule.

Pursuant to the General Telecommunications Law, the structure, level and indexing of the maximum rates that may be charged for regulated services are determined pursuant to a joint decree issued by the Ministry of Transportation and Telecommunications and the Ministry of Economy, Development and Reconstruction. This decree is issued at the conclusion of a procedure described in Title V of the aforementioned law. Maximum rates are determined on the basis of the principle of necessary costs of providing service, and these costs are arrived at by applying an efficient company model.

By means of Resolution No. 515 of April 1998, the Antitrust Commission ruled that local services, public telephone service, line connections, and other services related to local telephony were to be subject to rate regulation, further indicating certain guidelines for the administrative authority implementing such regulation.

The rate regulation imposed in 1998, with respect to local telephone services to the public applies only to the rates charged by those operators deemed dominant in any given geographical area. Accordingly, it was determined that only Telefonica CTC Chile would, in its capacity as "dominant operator", be regulated as to rate levels and structure throughout Chile, with the exception of Regions X and XI and Easter Island, where other companies are the dominant operators.

Multicarrier System
Law No. 19,302, enacted on March 10, 1994, amended the General
Telecommunications Law to introduce a new regulatory framework, the Multicarrier System, for long distance telephone services. The Multicarrier System, among other provisions, allows local telephone service providers to obtain licenses to offer domestic and


20_Telefonica CTC Chile 2002 Annual Report

                                                               [GRAPHIC OMITTED]



international long distance services through a subsidiary or associated company organized as a public corporation.

Calling Party Pays
Calling Party Pays (CPP) was implemented in Chile on February 23, 1999. Under this system, local telephone companies pay mobile telephone companies an access charge for calls made from fixed networks to mobile networks. Local telephone companies may pass this access charge through to their subscribers. Therefore, under the CPP system, a fixed network customer who calls a mobile telephone may pay the local telephone company a charge comprised of a local tranche, which is part of the basic local telephone service, plus a fee for access from the fixed network to the mobile network.

Tariff Decree for Telefonica CTC Chile
Decree No. 187, in effect since May 5, 1999, provides the maximum rates that Telefonica CTC Chile may charge for local and interconnection telephone services, including access charges, for a period of five years ending May 4, 2004.

The major services subject to rate regulation according to what is established in article 29 of the law are the Telephone Line Service (formerly Fixed Charge), Local Measured Service, Local Tranche, and Communications from Pay Telephones.

According to article 25 of the law, the most important interconnection services subject to tariff regulation are access charges. Additionally the decree regulates the services subject to tariff regulation according to the article 24 bis of the law, such as measurement, valuation, billing, and collection.

Tariff Decree for Telefonica Movil
Decree No. 97, in effect since February 12, 1999, provides the maximum rates that Telefonica Movil may charge for interconnection services, including the Mobile Access Fee, for a period of five years ending February 12, 2004.

Request to Deregulate Local Rates to the Public
On January 18, 2001, Telefonica CTC Chile filed a request with the Antitrust Commission to deregulate local telephone rates charged to the public. This action was based on the following grounds: i) The increased competition in fixed telephony and the growth of the mobile telephony sector have changed market conditions to the extent that continuing the regulation of fixed rates is no longer warranted; and ii) the inflexibility of the rate decree prevents Telefonica CTC Chile from properly reacting to offers by the competition.

On July 11, the Antitrust Commission, in its Resolution No. 611, rejected the request filed by Telefonica CTC Chile, indicating that current market conditions did not warrant such deregulation in the entire country. Nevertheless, the Commission entrusted the National Economic Supervisor with special oversight to monitor changes in market conditions with a view to identifying changes warranting rate deregulation in certain geographical areas for specific services.

                                      2002 Annual Report Telefonica CTC Chile_21

[GRAPHIC OMITTED]


Furthermore, the Commission ruled that Telefonica CTC Chile may submit alternative rate plans and request additional administrative actions by the authorities to supplement Tariff Decree No.187 allowing for cost-based rate distinctions within each tariff area for categories of users classified by volume.

Flexibility of Rates Charged to the Public
Within the framework of Antitrust Commission Resolution No. 611, on September 4, 2001, Telefonica CTC Chile petitioned the Undersecretary of Telecommunications (Subtel) to approve the following alternative rate plans: Low Usage Plan, High Usage Plan, and Very High Usage Plan.

On August 24, 2002, the Ministry of Transport and Telecommunications and the Ministry of Economy, Development and Reconstruction issued Decree No. 455 approving the High Usage (oriented to residential customers) and Very High Usage (oriented to corporate customers) Plans, which are based on a flat monthly fee. Furthermore, the Undersecretary of Telecommunications approved the standard contracts to be signed by customers selecting the aforementioned alternative rate plans. Telefonica CTC Chile began marketing the High Usage Plan in December 2002.

The Undersecretary of Telecommunications also authorized Telefonica CTC Chile to sell prepaid local telephone service for lower-income segments.

Request for Administrative Action to Modify Tariff Decree N(o)187 of 1999
On October 31, 2001, Telefonica CTC Chile filed an administrative motion for reconsideration with the Ministry of Transportation and Telecommunications and the Ministry of Economy, Development and Reconstruction, to correct the following errors in the issuance of the Tariff Decree N(o)187 of 1999: a mathematical error in determining the fixed monthly charge for telephone line service; unlawful application of the depreciation method; failure to consider the costs of telephone directories; reduction in investment due to efficient location of switching centers; erroneous application of the same local telephone service non-payment rate to the Calling Party Pays service; and failure to scale access fees and local tranche fees.

On November 16, 2001, the Ministers asked the Office of the General Controller of the Republic to rule on the lawfulness of, and need for, correcting such errors if confirmed, pursuant to the relevant technical-economic and legal criteria and any administrative measures that should be dictated for such purpose.

In its response dated December 10, 2001, the Office of the General Controller noted that the Ministries have the authority and the duty to correct the Tariff Decree N(o)187, subject to the following conditions:


Within the framework of Antitrust Commission Resolution No. 611, Decree No. 455 approved two alternative tariff plans, which are based on a flat monthly fee


22_Telefonica CTC Chile 2002 Annual Report

                                                              [GRAPHIC OMITTED]



- That legal defects exist or that the provisions are based on erroneous estimates.
- That any defects or irregularities are so significant or relevant that they warrant the nullification and subsequent correction of the Decree.
- These defects or irregularities must be evidenced so that there is no doubt as to their existence. For this purpose, the Administration must conduct a thorough study of the background information.
- That any potential correction may not affect the rights which were previously unequivocally incorporated into third party assets in good faith.
- Said correction would have to be enacted via a decree subject to review and approval.

In January 29, 2002, in a joint response, failing to respect the criteria established by the General Controller, the aforementioned Ministries replied to the administrative motion, maintaining that after having carefully evaluated solely the viability and timeliness of the request and having considered the contributing circumstances and the prudence which should guide public action, they had decided to reject the petition to correct the Telefonica CTC Chile Tariff Decree.

Lawsuit against the State of Chile
Upon exhausting the administrative recourses to correct the illegal actions taken in the tariff setting process, in March 2002 Telefonica CTC Chile filed a lawsuit for damages against the State of Chile.

This legal action seeks damages in the amount of US$274 million, plus adjustments and interests, covering past and prospective losses through May 2004 arising from errors incurred in the Tariff Decree.

The Third Civil Court of Santiago admitted the lawsuit and notified the State for its response. Upon receipt of the State's answer to the lawsuit, followed by the plaintiff's reply and the defendant's rejoinder, the process of claim and reply was completed. Consequently, the Court issued an order to produce evidence, establishing the relevant, material and contested facts and thereby initiating the evidence submission stage of the proceedings, which is currently in process.

Allocation of Mobile Telephone Spectrum in the 1900 MHz Frequency
On July 18 the bidding process was held for the three 10-MHz frequencies in the 1900 MHz band, and Telefonica Movil was awarded two frequencies (20 MHz) for a total amount of UF544,521, equivalent to US$12.8 million. The corresponding concession decree was published in the Official Newspaper on November 16, 2002.


                                      2002 Annual Report Telefonica CTC Chile_23
                                                                   corporate and

                                                               business strategy



                                    [GRAPHIC]









24_Telefonica CTC Chile 2002 Annual Report

                                                                   Corporate and
                                                               Business Strategy





Telefonica CTC Chile's strategic goal is to maintain leadership in the domestic market as an integrated telecommunications solutions provider. In this context, the focus is on offering customers the most advanced solutions appropriate for their needs, while contributing to the sustained economic development of the country. Ultimately, the Company's commitment extends to its shareholders, with the goal of ensuring adequate profitability of its operations, in line with market demands.

To meet these commitments, during 2002 Telefonica CTC Chile completed a restructuring of its business aimed at better understanding and serving customers as well as continuously improving processes and making optimum use of Company resources.

The new business structure is thus divided into three areas with a basic focus on the customer:

(I) Consumer and Small Business Communications, focused on providing all Telefonica CTC Chile products and services to homes and to small and medium-sized businesses;
(II) Corporate Communications, aimed at delivering communications services and data solutions to companies and corporations; and
(III) Mobile Communications, dedicated to providing communications services to individuals.

These areas are focused on the relation with the client, identifying their profiles and developing products and services which satisfy their current and future communication needs.

Additionally, two support units were defined:

(I) Management of Customer Service and Sales, responsible for the nationwide marketing and distribution of all Company products, for billing, and for customer relations and service. This area is currently supported by 39 agencies strategically located throughout the country and six specialized central customer service platforms.

                                      2002 Annual Report Telefonica CTC Chile_25

[GRAPHIC OMITTED]





(II) Management of Network Services, responsible for developing and maintaining the Company's telecommunications infrastructure as well as operating the networks and providing services in order to maximize fixed network availability and thus offer excellent service to the end user. This area also manages the network operation business, whose revenue is associated with interconnection services (access charges); and services to long distance carriers such as measurement, charging, billing and collections.

As a result of this reorganization, Telefonica CTC Chile currently benefits from a structure that is better adapted to support the Company's leadership position in a competitive market and anticipate future market changes.

Telefonica CTC Chile's strategy is based on the following pillars:

I. Profitable Growth in the Current Businesses
In Consumer and Small Business Communications, corporate goals include:

- Profitable leadership in the development of broadband access and services, with a focus on ADSL technology.
- Focus on higher value customers more vulnerable to competition.
- Development of services that drive the need for greater bandwidth, including virtual private networks (VPNs) for small and medium-sized businesses, videoconferencing over ADSL and Viginet, a video-monitoring digital system which can be operated on-line with a broadband Internet connection.
- Promoting value-added services that leverage customer connectivity. These services seek to generate an increase in direct customer revenues through services such as equipment leasing, and to increase traffic generated through services such as call waiting and voice mail, among others.
- Leveraging capacity in the Company's infrastructure, offering products to low-end customer segments.
- Expanding prepaid products, aimed at minimizing non-payment risks;
- Customer segmentation and the resulting adaptation of business, post-sales and billing processes.

In Corporate Communications, efforts are aimed at:

- Positioning the Company as a leader in the corporate segment of the market through the consolidation of outsourcing projects and IP solutions.
- Differentiation through technological leadership with the deployment of the IP Network and of


26_Telefonica CTC Chile 2002 Annual Report the Telefonica Data Internet Center (TIC) and the development and implementation of multiple customized applications.

In Mobile Communications, given the stiff competition in the sector, strategic aims include:

- Leadership with profitable growth based on the new business generated by the availability of a new 1900 MHz GSM frequency.
- Segmentation and adaptation of the customer portfolio, with a special focus on maintaining the loyalty of the most profitable customers.
- Development and rollout of new value-added services.
- Quality assurance in business and customer service processes.

II. Regulatory Framework
One of the Company's main focuses during 2003 will be to defend its positions and contribute ideas for the development of new regulatory frameworks for Fixed and Mobile Telephony, which will take effect in 2004.

Company goals will also include the timely proposal of alternative tariff plans to the regulatory authorities for local service and sustained active participation in the general development of the telecommunications industry.

III. Consolidation of Solid Financial Position
Telefonica CTC Chile plans to consolidate a strong financial position by continuing with the reduction of debt undertaken in recent years, in addition to the strict control and tracking of investments, the leveraging of economies of scale with the Telefonica Group and the divestment in non-strategic Company assets.

In line with this conservative financial strategy, the Company has reduced its interest-bearing debt by 48% from its peak in July 1999. The benefits of this course of action have been reflected in decreased interest expenses, which have dropped 15% in 2001 and another 15% in 2002, as well as in improved leverage and interest coverage ratios.

Furthermore, these achievements have been recognized by credit rating agencies. Humphrey's (in the local market) and Standard and Poor's (international), have both improved the Company's rating outlook from "stable" to "positive".


One of the Company's main focuses during 2003 will be to contribute ideas for the development of new regulatory frameworks for Fixed and Mobile Telephony


                                      2002 Annual Report Telefonica CTC Chile_27

[GRAPHIC OMITTED]

                                                                     the company





28_Telefonica CTC Chile 2002 Annual Report

                                                                     The Company







BUSINESS AREAS:
PRODUCTS / SERVICES AND CLIENTS

Consumer and Small Business
Communications

This business unit is centered on homes and small and medium-sized businesses. The current customer base has been divided into Premium, Small Business, Consumer and Low Use segments, facilitating the provision of differentiated services to each. The services offered to these customers are described below:

Basic Telephone Service
Basic Telephony is the traditional telephone service, which includes the telephone line (fixed monthly fee), local traffic (Local Measured Service or LMS), public network connections, and indoor installation.

In this business, Telefonica CTC Chile competes with 10 other local operators, including 4 rural telephony operators. As of December 31, 2002, it had achieved a 76% market share. During 2002 Telefonica CTC Chile connected 340,419 lines, closing out the year with 2,686,695 lines in service, down 1.3% from December 2001, due to the disconnection of the lines with unpaid debt. Traffic per line per day fell 0.5%, compared to 2001.

This unit's revenue represented 37.3% of the Company's total consolidated revenues, totaling Ch$322,140 million (US$448.3 million) for the year 2002, down 5.1% compared to 2001. As a result of the Company's product and service innovation and diversification initiatives, the decline in basic telephone service revenues was offset in part by growth in other services, such as Broadband (ADSL), Prepaid, Internet Flat Fees and Telemergencia services.

Advanced Services
Telefonica CTC Chile markets advanced or value-added services to enhance communications options for its customers and assist in completing their calls.

To do this, it has developed a broad array of services, including voice mail, call-forwarding, call-waiting, caller-ID, outbound traffic control, CiberRing (call-waiting notice for Internet users), and information and entertainment services (600 and 700 numbers). These services represent 2.0% of total consolidated revenues.

Advanced Equipment Marketing
Telefonica CTC Chile sells advanced telephone and telecommunications equipment for the residential market. Its product offering includes: fax equipment, telephones with multiple lines, advanced telephones, wireless phones, caller-ID equipment, and other similar devices. This equipment enhances customer communications and allows access to the various value-added services offered by the Company. In 2002, the Equipment Marketing business produced Ch$4,967 million (US$6.9 million) in revenues, equivalent to 0.6% of consolidated revenues.

To facilitate the provision of differentiated services, the current customer base has been divided into premium, small business, consumer and low use segments

                                      2002 Annual Report Telefonica CTC Chile_29

                     Lines in service and line connections

                                    [GRAPH]

                                   2002      2001      2000      1999      1998
                                   ----      ----      ----      ----      ----

Lines connections (thousands)      340       331       288       316       465

Line in service (thousands)      2,687     2,723     2,701     2,592     2,650


Prepaid Services and Prepaid Card
The prepaid card ("TLP") is a product that allows users to make calls from any fixed phone, including those blocked for long distance calls or calls to cellular phones, as well as from public phones and from cellular phones of Telefonica Movil and other mobile service providers. All types of calls can be made with the TLP: local, domestic and international long distance, calls to any company's cellular phones, even calls for Internet connections and for access to information and entertainment services through 600 and 700 numbers. This product meets people's needs for a virtual and portable personal telephone line, and also allows the customer to control and manage telecommunications expenses.

Since its launch in 2000, the TLP has proven successful, showing a sustained increase in market penetration. Currently, over one million TLP cards, equivalent to Ch$1,000 (US$1.39) each, are sold on a monthly basis. In 2002, 12,216,816 (one-thousand-peso-equivalent) TLP cards were sold, representing an increase of 50.2% as compared to 2001.

Telefonica CTC Chile also offers local communications service for customers whose normal service is suspended or disconnected due to late payment. It consists of a telephone line only authorized for prepaid traffic. This system allows the customer to control the use of the line based on his or her own ability to pay and gradually resolves late payment problems through a monthly charge. Among the services offered under these conditions are the Plan Solucion (Solution Plan), Servicio Activo (Active Service), Cuenta Segura (Secure Account), and Linea Prepago (Prepaid Line).

In addition, Subtel authorized Telefonica CTC Chile to offer the prepaid telephone service to low usage segments. This service consists of a flat fee which is paid through TLP cards. This flat fee includes a limited number of minutes, to be used during the month. In case of requiring additional traffic, the customer has to buy additional cards. This service began to be offered in Santiago and the rest of the country as of October 2002.

As of December 31, 2002, revenues from prepaid traffic represented Ch$11,871 million (US$16.5 million), with a growth of 106.5% as compared to 2001.

Alternative Plans for High Usage Customers
Since November 2002, the Company is authorized to market two new plans: (i) "Plan Full Voz" (Full Voice Plan), for high usage residential customers with over 2,800 minutes per month, consists of a flat fee which includes the fixed charge and unlimited local traffic for the month (subject to a set traffic distribution between peak and off-peak hours defined by the plan); and (ii) a plan for corporate customers with very high usage, consisting of a monthly flat rate based on the historical average of traffic, which is reviewed every 6 to 12 months. These flat rates do not include mobile access charges, variable Internet charges collected by ISPs or surcharges for complementary and directory information services. These new plans give the Company

30_Telefonica CTC Chile 2002 Annual Report

Access charge traffic (1)
(Telefonica CTC Chile network)

                                           [GRAPH]

                         2002      2001      2000      1999      1998
                         ----      ----      ----      ----      ----
                                      millions of minutes

                         6,788     7,251     6,493     6,147     6,240

(1) On February 2000, the per second billing system was implemented. Information for 1998-1999 is shown in rounded minutes.

greater flexibility to compete on the local market by offering customers volume discounts.

Internet Flat Fee

This service provides Internet access to the Public Internet Network over an analog or digital (ISDN) line for a flat monthly fee. Two plans are available:
(i) "Renta Plana Nocturna" (Night Flat Fee), an Internet access plan where a flat monthly rate is paid for unlimited connection during off-peak hours (between 8:00 p.m. and 8:59 a.m.), and (ii) "Renta Plana Total" (Total Flat
Fee), allowing Internet access 24 hours a day, with a flat rate. These plans may be enhanced with the "Internet Call-Waiting" or CiberRing service that allows the customer using the Internet to know a voice call is being received and the number of the caller, allowing the user to accept the call and talk over the IP network by disconnecting from Internet, or transfer the call to a voice mailbox or another phone number, or simply not answer the call.

During 2002 the "Linea Exclusiva Internet" (Exclusive Internet Line) service was launched. This is a second line exclusively for Internet browsing, available on a flat rate basis 24 hours a day. It does not allow the user to make or receive calls and only allows access through the contracted ISP, providing unlimited Internet browsing for a fixed monthly rate, and freeing the regular telephone line for making and receiving calls.

The number of customers with flat rates for Internet services in 2002 totaled 33,295, representing a growth of 93.1% compared to December 2001.

ADSL
Telefonica CTC Chile offers the ADSL (Asymmetric Digital Subscriber Line) product as its consumer broadband technology, allowing access to broadband services over a traditional telephone line, turning it into a last generation network. The primary features of ADSL are high-speed transmission, simultaneous voice and data communications, always-on service, a flat rate, and access to exclusive broadband content.

During 2002, the Company focused on the expansion of broadband service, reaching as of December 31, 2002, 54,163 customers nationwide, who enjoy transmission speeds of over 256 kbps. This represents a 265.8% increase with respect to the subscriber base at the end of December 2001. To date, the Company has a 30% share of the domestic broadband market. Telefonica CTC Chile markets its ADSL broadband services through two types of plans: "Speedy" and "Speedy Business," both aimed at end users, whether households or businesses, and "Megavia," where the Company acts as a wholesaler, offering the technology to Internet Service Providers (ISPs), who then resell it to their respective customers.

This product is currently used primarily for high-speed Internet access, though it also allows the Company to offer customers other services, such as virtual private networks (VPNs), security systems with remote monitoring from anywhere in the world (Viginet), e-learning, IP telephony and other multimedia applications. In the near future this technology will make it possible to deliver new services such as interactive


                                      2002 Annual Report Telefonica CTC Chile_31

[GRAPHIC OMITTED]




television, service portals, interactive games and domotics.

In Chile, the broadband market is made up of six operators, which use different technologies, including ADSL, cable modem and WLL (Wireless Local Loop). Broadband access currently accounts for 30.8% of all Internet access. For its part, ADSL penetration on the total number of fixed lines increased from 0.8% in 2001 to 2.0% at the end of 2002, and it is estimated that it will reach 4.7% by the end of 2003.

Telefonica Internet Empresas (TIE)

Telefonica Internet Empresas (TIE) provides Internet access to corporate clients and small and medium-sized businesses over dedicated and switched lines and through ADSL.

In 2002, Telefonica Internet Empresas focused on increasing Internet access penetration in companies, primarily small and medium-sized businesses, given the low penetration in this segment. This was achieved by highlighting the advantages of this tool for users, such as cost savings and the ability to stay up-to-date on technology developments.

As of December 31, 2002, TIE had 1,890 dedicated lines, representing a growth of 14% over 2001, and an average of 28,320 switched lines, up 32% over 2001. TIE has market shares of 37% in dedicated Internet access, 15% in the switched market, and 42% in the corporate broadband access market.

Telemergencia
The Telemergencia business offers home security services and home assistance through monitoring and alarm systems connected through the telephone line to the Telemergencia security platform. It offers a wide variety of plans adapted to customers' needs and budgets, ranging from the Viginet plan, a digital video-surveillance system that can be operated online from a broadband Internet connection, to the simplest plan, which is a "panic button" called "Boton de Seguridad".

In 2002, this business grew by 292.8% in number of customers, reaching 31,863 subscribers as of December 31, 2002. Telemergencia is currently the second largest alarm monitoring company on the market and the only one with plans for all socio-economic segments. With this cutting-edge product, Telefonica CTC Chile has managed to develop a new business niche, expanding its traditional horizons.

Public Telephones
Telefonica CTC Chile is responsible for the installation and operation of its own public telephones on public roadways (avenues and streets), as well as in indoor areas, such as airports, ground transportation terminals, malls and service stations, among others. The Company also markets public telephone equipment to be operated by private third parties. The public telephony market is made up of seven operators and numerous private parties. Telefonica CTC Chile's market share in this category is approximately 23% of installed lines.


Through the Telemergencia business, Telefonica CTC Chile has managed to develop a new business niche, expanding its traditional horizons


32_Telefonica CTC Chile 2002 Annual Report

DLD traffic
(188 Telefonica Mundo+Globus 120)

                                    [GRAPH]

                         2002      2001      2000      1999      1998
                         ----      ----      ----      ----      ----
                                      millions of minutes

                         717       799       712       836       921


Outgoing ILD traffic
(188 Telefonica Mundo+Globus 120)

                                    [GRAPH]

                         2002      2001      2000      1999      1998
                         ----      ----      ----      ----      ----
                                      millions of minutes

                         65        63        56        54        54

This business includes revenues generated by traffic on public phones owned by Telefonica CTC Chile, maintenance agreements for indoor installations, and service agreements for maintenance and commercial support provided to third parties (owners of public telephones purchased from the Company).

The Company ended the year with a total of 11,834 public telephones, a decrease of 8.1% compared to the previous year. In addition, Telefonica CTC Chile provides community lines for low and medium income segments, which amounted to 23,840 lines as of December 31, 2002. For the year, revenues from the public telephone business totaled Ch$40,321 million (US$56.1 million), representing 4.7% of consolidated revenues.

Rural Telephony
Telefonica CTC Chile participates in this business using primarily its own resources. The Chilean Government, through the Undersecretary of Telecommunications, also provides funding through the Telecommunications Development Fund. Over the course of this year, no bidding process was undertaken through the Telecommunications Development Fund in the area of Rural Public Telephony. In the event of future bids, the Company will carefully consider its involvement since the integration of new geographical areas implies higher costs in terms of installation, maintenance and operation.

Long Distance
In the long distance business, Telefonica CTC Chile operates through its subsidiaries 188 Telefonica Mundo and Globus 120, which meet their customers' various needs through a broad offering of public and private voice, data and video services, both domestically and internationally. In 2002, both subsidiaries' market shares represented approximately 38.7% of the market's domestic long distance voice traffic and 29.4% of outgoing international long distance voice traffic. Thus, they maintained market leadership in domestic long distance (DLD), while holding the number two position in international long distance (ILD).

As of December 2002, 12 companies, from the total of 20 operative long distance companies in the market, concentrate 99% of the long distance traffic. Only three of the companies, including 188 Telefonica Mundo, have their own long distance networks. These three operators account for nearly 88% of the domestic DLD traffic and 70% of the outgoing ILD traffic.

In 2002, the substitution by mobile telephones and the blocking of fixed lines for long distance calls had a negative impact on both the DLD market in general and the traffic of the Company's long distance subsidiaries. Telefonica CTC Chile's DLD traffic dropped 10.3% during 2002, as compared to the previous year. The success of the "Papa Contento" (Happy Father) plan partially offset this negative situation. This plan allows a fixed line client to assign a specified monthly amount of expense to each of the different persons who use that fixed line. As of December 31, 2002, this plan had 337,835 clients.

In the context of continuously meeting customer needs through innovation and with the goal of expanding the international long distance market,


                                      2002 Annual Report Telefonica CTC Chile_33

[GRAPHIC OMITTED]




Mobile customers
(as of December 31)

                                     [GRAPH]

                         (thousands of customers)
                         2002      2001      2000      1999      1998
                         ----      ----      ----      ----      ----
                                      millions of minutes

                         1,849.3   1,570.1   1,224.5   1,153.8   554.2


especially from mobile phones, the "El Mundo a Llamada Local" (The World at Local Rates) service was launched in June 2002. This plan consists of a monthly fixed charge which gives the customer a certain number of minutes of ILD at the local call rate (MLS), while a preferential tariff is offered for the additional traffic. Telefonica CTC Chile's outgoing ILD traffic increased 5.2% in 2002 over the previous year.

In order to increase the profitability of 188 Telefonica Mundo's domestic and international network, this subsidiary serves other telecommunications operators' needs in voice transport and capacity, including both intermediate service companies with their own networks and those without networks, as well as mobile companies and Internet service providers (ISPs). During 2002, pricing for transport of voice and data traffic continued on a downward trend, which was partially offset by an increase in capacity and by the introduction of new businesses, such as "Nationwide IP Switched Service" which provides access to ISPs through 188 Telefonica Mundo.

The long distance business represents 8.7% of Telefonica CTC Chile's consolidated revenues, contributing with Ch$19,397 million (US$27.0 million) to the consolidated net result in 2002. The business's EBITDA margin reached 46.5% for the full year 2002, compared to 50.9% in 2001, with 188 Telefonica Mundo leading the industry in operating income.

Mobile Communications
Chile is the Latin American country with the highest level of competition in mobile communications, also showing high levels of penetration and growth. As of year-end 2002, mobile subscription density had reached 38.8%, with almost 6.1 million users in the country. By contrast, at year-end 1998 the figure was a mere 7%. Four companies are active in this market, three of which are subsidiaries of telecommunications multinationals (BellSouth, TIM and Telefonica), the fourth being a subsidiary of the electric utility Endesa Espana. Telefonica CTC Chile operates its


34_Telefonica CTC Chile 2002 Annual Report mobile communications business through its subsidiary Telefonica Movil de Chile, which offers mobile voice and data services on a contract (post-paid) and prepaid basis along with a wide range of value-added services, such as messaging, roaming, and automatic collect calls, among others.

Telefonica Movil is now firmly positioned as one of the leading operators in the Chilean market, having reached a customer base of 1,849,283 at year-end 2002, which represents a growth of rate of 17.8% with respect to the previous year. This translates into a market share of approximately 30.4%. Of the total subscribers, 76.3% are prepaid customers and 23.7% are contract customers.

The primary accomplishment in 2002 was the acquisition of two 10-MHz PCS licenses in the 1900 MHz frequency range, with nationwide coverage. The total cost to the Company for these licenses was UF 544,521 (approximately US$12.8 million), with an estimated investment of US$150 million for the 2002-2004 period. The Company will develop the new spectrum using GSM technology. The additional spectrum represents a significant opportunity to meet customer demand and provide new and better services using a more developed and less expensive technology.

The year 2002 stood out as a year of consolidation of various Company initiatives, framed within the strategy of "Profitable Growth" implemented in the last years. Telefonica Movil's accomplishments during the year include: (i) attaining a net profit and achieving an increase from 16.3% to 31.3% in EBITDA margin in 2002 as compared to 2001; (ii) consolidating the commercial network, with nearly 1,500 points of sale throughout the country; (iii) liquidating all businesses other than the Company's primary business activities (Trunking, Paging and Trek); (iv) optimizing the workforce and establishing a new corporate organizational structure; and (v) consolidating the internal control processes.

In terms of new services, the launch of interconnection among mobile operators for text messaging services has been significant in that it enables the roughly
6.1 million mobile telephone users in the country to communicate with each other in that manner. In addition, Telefonica Movil has launched family-oriented services (service packages for the nuclear family unit) and a "full hogar" service (full home service), which allows the family group to be linked via mobile communications to their home phone. Various messaging services were also added; these integrate features provided by third parties, data transmission, mobile mail and other features. With the introduction of GSM technology during the first half of next year, Telefonica Movil will have the opportunity to introduce into the Chilean market the entire range of services that the Telefonica Group has developed and is successfully marketing. These services include Internet, WAP and "movipag" (payment of domestic bills through mobile telephones), among others.

Consolidated revenues of the mobile business reached Ch$206,932 million (US$288.0 million), which represents a 12.4% increase over 2001 and 24% of the total consolidated revenues. EBITDA, which amounted to Ch$67,552 million (US$94.0 million), reached 31.3% of revenues. Investment was practically put on hold during the year, pending publication of the license decrees for the two new 10-MHz frequency bands in the 1900-MHz range, and finally totaled US$71 million for 2002, or 24% of revenues.

The year 2003 will be a time of great challenges, two of which merit mention:
(i) the launching of the new network within the period required by the authority (six months following publication of the license decrees) and implementing customer management and invoicing systems that enable the entire operation to be supported in TDMA and GSM (ii) the negotiation of new rates for regulated services, which will take effect in February 2004. All of this must be done in an extremely competitive environment, maintaining profitable growth and commercial presence.

Corporate Communications

Telefonica CTC Chile serves Corporate Customers and Large Corporations through its subsidiary Telefonica Data. Telefonica Data has specialized


Telefonica Movil acquired two 10-Mhz PCS licenses in the 1900 Mhz frequency range. The Company will develop the new spectrum using GSM technology


                                      2002 Annual Report Telefonica CTC Chile_35
units for customer service, product and/or service development and operations management, allowing it to offer customers solutions that are tailored to their needs.

Corporate Communications serves approximately 5,000 customers, including close to 350 large corporations, ministries and government agencies.

This business unit's activities include the delivery of advanced telephony solutions and voice equipment, such as PABX, videoconferencing, and point-to-point data circuits for corporate customers in all segments.

In 2002, the GPS service was rolled out with the aim of meeting the needs of companies requiring support and management for vehicle fleets using digital maps over the Internet. The unit also launched the first National Videoconferencing Network and the Contact Center line, providing Internet access to call centers, which has received an excellent market response.

Corporate Communications also provides communications solutions, data transmission and value-added services to all its customers through advanced data connections such as Frame Relay, ATM and the IP Network, among others. In addition, it offers advanced telecommunications solutions through consulting, professional services and outsourcing to corporate customers, and offers ADSL as a wholesaler to all Internet service providers (ISPs) on the market, who in turn, market it to their customers.

In May 2002, the VPN IP service was launched, expanding the business and service offering for customers, and providing flexible and adjustable (connections can be increased or decreased based on the customer's needs) data connection services with broad coverage and presence in over 400 locations throughout the country.

This business unit also has a specialized IP Solutions division whose primary goal is to develop new Internet, IP Network, Data Center and Network Outsourcing businesses, offering customers new value-added and integrated services based on their corporate communications needs.

In 2002, the Corporate Communications business generated Ch$86,206 million (US$120.0 million) in revenues, representing 10.0% of total consolidated revenues. This figure reflects a growth of 19.2% over the previous year, when the unit's revenues represented 7.9% of the Company's total consolidated revenues.

Other Business Areas

t-gestiona
Little more than a year after its official start as a wholly-owned subsidiary of Telefonica CTC Chile, Telefonica Gestion de Servicios Compartidos Chile S.A. (t-gestiona) has positioned itself as the Group's provider of support services, delivering logistics, fund management, insurance, collection, personnel, tax, real estate management, and general services.

t-gestiona provides clearly defined services to all business areas of the Company. It is responsible for managing the cost, quality and promptness of its services, administering its own personnel and technological resources, and establishing agreements with its customers.

In the course of 2002, Telefonica Group companies other than Telefonica CTC Chile have joined the t-gestiona customer portolio, taking advantage of synergies, economies of scale, an attractive price/quality ratio, and the opportunity to concentrate their efforts and resources on their main business activities. In addition, t-gestiona has started to provide certain services, such as logistics and e-learning, to third parties and thus contribute to the Group's earnings. Moreover, customers have responded favorably to the introduction of client satisfaction measurement tools and to the increase in transparency and efficiency of operating expenses, which has been reflected by a 12% average decrease in prices during the second half of 2002. These facts have been valued positively by the clients.

36_Telefonica CTC Chile  2002 Annual Report

                                                               [GRAPHIC OMITTED]


Atento Chile
Atento Chile S.A. was created on May 5, 1999 as part of the Atento Group, a subsidiary of Telefonica S.A. Atento specializes in providing customer care services though contact centers or multi-channel platforms (telephone, fax, Internet). Ownership of Atento Chile is held by Atento Holding Chile S.A. (70%), a subsidiary (99.9%) of Atento Holding Inc., itself a subsidiary (99.9%) of Telefonica S.A. Telefonica CTC Chile owns 27.41% of Atento Chile, while Publiguias owns 1.16%, Telefonica Empresas 0.96% and Telefonica Mundo 0.47%.

The success of Atento is based on its role as strategic partner of its corporate customers, designing tailor-made solutions for each. Through its network of contact centers, Atento offers services aimed at helping companies to focus on and improve customer care by outsourcing communications management, thus allowing them to properly address customers' needs and increase efficiency.

Currently, Atento has a leadership position in the Spanish- and Portuguese-speaking world, with revenues of Eur570 million in 2002, and a global network with over 27,000 million customer service points. The Atento Group is now present in Spain, Mexico, Brazil, Peru, Chile, Argentina, Colombia, El Salvador, Guatemala, Puerto Rico, Venezuela, Morocco, and Japan.

Atento will continue to develop services designed to bring companies closer to their customers, constantly striving to maintain a technological edge and improve both quality of service and the training of its personnel.

Directory Advertising
Impresora y Comercial Publiguias S.A (Publiguias) prints and distributes the telephone directories for the customer database provided by Telefonica CTC Chile. The Company holds a 9% interest in Publiguias along with Telefonica S.A., which holds 51%, with other shareholders controlling the remaining 40%.

In August 2001, the Company signed a new agreement with Publiguias, effective through June 2006, whereby it receives a percentage of the revenues generated by the sale of advertisements in the Yellow Pages and in the White Pages. For 2002, the operating revenues from the Publiguias business totaled Ch$4,844 million (US$6.7 million), equivalent to 0.6% of total consolidated revenues. These revenues fell 73.3% as compared to the year 2001, due to lower revenues generated by the new contract, as well as certain one-time payments made in 2001 as a result of the early termination of the previous contract.

ANALYSIS OF CONSOLIDATED RESULTS

Telefonica CTC Chile's consolidated revenues decreased 6.2% in 2002 as compared to 2001, amounting to Ch$863,149 million (US$1,201 million). The continuous downward trend in revenues from the fixed telephony and long distance businesses was offset by new revenues obtained from innovative products and services, by a sustained growth in mobile telephony and higher revenues from corporate communications and data transmission businesses.

Consolidated revenues were also impacted by a decline in operating revenues from Sonda's activities, the deconsolidation of this subsidiary since September 2002, and lower revenues derived from the new agreement with Publiguias subscribed in August 2001. Without all these effects, Telefonica CTC Chile's consolidated revenues show a 0.7% increase as compared to the previous year.

Revenues from Fixed Telephony, which represented 44.2% of total consolidated revenues, decreased by 7.6% in 2002 as compared to 2001, mainly as a consequence of a 4.6% fall in revenues from the primary service (including fixed and variable charge, connections and other installations, value added services, equipment marketing and other revenues), a 4.1% decrease in revenues from access charges and interconnections, and a 73.3% decrease in revenues derived from directory advertising.

Revenues from Primary Service, which represented


The downward trend in fixed telephony and long distance revenues was offset by innovative products and services, and sustained growth in mobile telephony and corporate communications and data transmission


                                      2002 Annual Report Telefonica CTC Chile_37

Contribution to 2002 net income by business (1)
(millions of Ch$ as of 12/31/02)

                                    [GRAPHIC]

                         Fixed       Long                 Corporate
                       Telephony   Distance     Mobile   Communications   Others
                       ---------   --------     ------   --------------   ------

                       -52,162     19,397        3,899      15,793        -5,608

(1) Consolidated figures


2002 revenues by business
(millions of Ch$ as of 12/31/02)

                                    [GRAPHIC]

Other business                           5.9%
Information systems services (Sonda)     7.2%
Corproate communications                10.0%
Mobile communications                   24.0%
Fixed telephony                         44.2%
Long distance                           8.7%


40.9% of total consolidated revenues, were mainly impacted by a drop of 3.3% in revenues from telephone line service fee (fixed monthly charge) and a 6.6% decrease in revenues from variable charge, given a 0.2% decrease in average lines in service and a drop of traffic per line per day during the year. Revenues from access charges and interconnections, which represented 2.7% of total consolidated revenues, dropped 4.1% due to lower long distance traffic in the market.

Revenues from Long Distance services, which represented 8.7% of total consolidated revenues, decreased by 8.8% in 2002, amounting to Ch$74,731 million (US$104.0 million). This decrease was principally due to lower domestic long distance traffic and a lower international long distance average price per minute. Domestic long distance traffic from 188 Telefonica Mundo and Globus 120 dropped 10.3% due to market conditions and the mobile substitution effect. Outgoing international long distance traffic increased 5.2%, due to commercial efforts of 188 Telefonica Mundo to introduce innovative tariff plans such as "Papa Contento", "Mundo Movil" and "El Mundo a Llamada Local".

Revenues from Mobile Communications and Corporate Customer Communications show a sustained growth. Revenues from the mobile business, which represented 24.0% of total consolidated revenues, increased 12.4% mainly due to a 22.5% growth in average mobile customers and partially offset by lower average revenues per user (ARPUs). Moreover, revenues from Corporate Customer Communications grew 19.2% in 2002 as compared to the previous year, basically as a consequence of a growth in the number of links and increased services to corporate customers, including broadband and ISP services.

Revenues from Other Businesses, which represented 13.1% of total consolidated revenues, decreased by 32.6% in 2002 as compared to 2001. These revenues include Sonda (-44.8%), public telephones (-24.8%) and revenues from other subsidiaries such as t-gestiona and Telemergencia.

Operating Costs and Expenses decreased 5.9% in 2002, amounting to Ch$732,651 million (US$1,019.5 million). Lower costs are mainly a result of a 21.3% reduction in salaries, as a consequence of the corporate reorganization processes implemented in June 2001 and October 2002, as well as a 9.9% decline in other operating costs. The latter was mainly due to lower mobile subscriber acquisition costs and lower costs from information system services and from contracts with third parties, consistent with the cost control policy applied by the Company in recent years. The cost reduction was also affected by a 0.7% decrease in administrative and selling expenses. The above was partially offset by a 2.2% increase in depreciation as a consequence of an increase in the Company's assets in operation. Additionally, costs were impacted in 2002 by lower costs from Sonda and by the deconsolidation of this subsidiary as of September 2002.

Consolidated Operating Income reached Ch$130,498 million (US$181.6 million) in 2002, a 7.8% decrease as compared to 2001. The operating margin (operating income / total consolidated

38_Telefonica CTC Chile 2002 Annual Report

Capital expenditures
(millions of nominal US$)

                                    [GRAPH]

                         2002      2001      2000      1999      1998
                         ----      ----      ----      ----      ----

                         204       291       349       589       615


revenues) reached 15.1%, similar to the 15.4% achieved in 2001. Furthermore, EBITDA (operating income + depreciation) reached Ch$391,533 million (US$544.8 million) in 2002 with a 45.4% EBITDA margin (EBITDA / total consolidated revenues), a 2.3 percentage point improvement compared to 2001.

Non-Operating Income amounted to a negative result of Ch$120,699 million (US$168.0 million) in 2002, similar to the previous year. This deficit was particularly impacted by an extraordinary charge of Ch$15,224 million (US$21.2 million) derived from the corporate reorganization process in October 2002, which implied personnel reductions of 1,070 employees from Telefonica CTC Chile and its subsidiaries, as well as by a lower market value of the investment in Terra Networks shares which represented a charge of Ch$7,567 million (US$10.5 million). The above was positively offset by a decrease of 15.4% in interest expenses due to a significant reduction of interest-bearing debt, the renegotiation of outstanding loans and a drop in market interest rates.

Monetary Correction amounted to a loss of Ch$8,953 million (US$12.5 million), including the effects of the devaluation of Sonda's investments in Argentina and Brazil, as well as the cost of forward hedging contracts acquired in the period. The 100% foreign exchange hedging policy has allowed the Company to neutralize most of the effect of the foreign exchange fluctuations in 2001 and 2002.

Telefonica CTC Chile's net result amounted to a loss of Ch$17,680 million (US$24.6 million) in 2002, as compared to a net income of Ch$4,235 million (US$5.9 million) registered the previous year.

INVESTMENT AND FINANCING

Investments
During 2002, Telefonica CTC Chile's investments continued the downward trend observed in recent years, due primarily to the decline in profitability of the local business as a result of Tariff Decree No. 187. An additional factor has been Chile's slow economic recovery, involving low levels of consumption and increased non-payment, generating available fixed line capacity, the utilization of which has been a Company priority. Remaining capital expenditures were aimed primarily at those business areas presenting greater potential for growth and development, especially the mobile and broadband communications businesses. Thus, 2002 investments totaled US$204 million, compared to average annual investments of US$510 million in the last 5 years.

This year, the following projects have been the focal points for growth:

o Mobile Telephony: Investment in acquisition of mobile frequencies (US$12.8 million) and network deployment with GSM technology, aimed at greater growth, technological development and lower equipment costs.
o Broadband: Investment related to ADSL service growth based on high-speed Internet connections. New broadband services are currently being


Utilization of available fixed line capacity has been a Company priority


                                      2002 Annual Report Telefonica CTC Chile_39

Capital Expenditures 2002

Business Area                                                   Millions of US$
--------------------------------------------------------------------------------
Primary projects

Basic Telephone Service                                                    35.8
--------------------------------------------------------------------------------
Installed capacity utilization, sale of lines and service maintenance

Mobile Communications                                                      71.1
--------------------------------------------------------------------------------
Acquisition of 1900 MHz licences and deployment of GSM network,quality of service

Long Distance                                                               6.2
--------------------------------------------------------------------------------
Increase in fiber optic capacity, incorporation of IP technology into the current network

Equipment                                                                   9.4
--------------------------------------------------------------------------------
Terminal and public telephone equipment

Broadband Services                                                         18.3
--------------------------------------------------------------------------------
ADSL Services

Corporate Communications                                                   27.5
--------------------------------------------------------------------------------
Private and IP Network Services, acquisition of PABX equipment

Information Technology                                                     21.9
--------------------------------------------------------------------------------
Billing system and information systems services

Other                                                                      13.3
--------------------------------------------------------------------------------
Corporate systems, customer service and others

Total                                                                     203.5
--------------------------------------------------------------------------------

developed, and will be offered in 2003, such as domotic services, television through PCs and other services. Furthermore, the Company currently offers other services that use the ADSL infrastructure, which include Viginet, a security monitoring service over an Internet connection, and Virtual Private Networks
(VPN).

o     Alarms and Surveillance Service: Expansion of the customer base.
o Customer data access: Expansion of the IP Network to deliver VPN, switched IP and data transmission services.

A breakdown of investment by business is shown in the table above.

Financing
In the year 2002, Telefonica CTC Chile continued to pursue its strategy to improve its financial structure. This was made possible by reducing investments, generating greater cash flow, and reducing existing debt through prepayment of bank loans and repurchase of bonds in the national and international markets. In addition, the Company renegotiated loans, obtaining reduced interest rates and extended maturities.

In line with its objectives, during the year 2002 the Company invested US$204 million, amortized debt in the amount of US$70 million, and prepaid debt for US$311 million. The detail of the debt prepayments is the following: US$105 million correspond to syndicated loans, US$93 million to repurchase local bonds, US$41 million to the repurchase of eurobonds and US$72 million to bilateral loans. The funds used to finance these obligations came mainly from the Company's own operating cashflow and from the refinancing of a syndicated loan.

In July 2002, the terms of a syndicated loan for US$180 million were renegotiated as follows: (i) reduction in the loan amount to US$150 million, by prepayment of US$30 million; (ii) extension of the maturity from February 2003 to April 2007; and (iii) decrease in the annual interest rate from LIBOR + 1.375% to LIBOR + 1.0%, subject to changes in the risk rating of the Company's long term foreign currency debt.

As a result of all these actions, as of December 31, 2002, the Company's interest-bearing debt totaled US$1,550 million, a reduction of 21% as compared to the US$1,950 million of debt outstanding at year-end 2001.

In this way, the Company continued improving its financial indicators, reaching as of December 31, 2002 a leverage ratio of 1.09 times, compared to 1.34 times at the close of 2001, and an interest coverage indicator (EBITDA /net interest expenses) of 6.38 times compared to 5.52 times at the close of 2001.


40_Telefonica CTC Chile 2002 Annual Report

                                                                       [GRAPHIC]


Foreign Exchange and Interest Rate Risk Management
The Company is exposed to financial risks related to fluctuations in exchange and/or interest rates, since a significant portion of its indebtedness comes from abroad and is therefore foreign currency-denominated and/or subject to floating interest rates. In this regard, the Company periodically reviews its exposure to foreign exchange and interest rate risk to determine the levels of hedging required for each period.


In 2002 the dollar once again showed high volatility, with an upward trend that resulted in a peso depreciation in real terms of 6.6% against the dollar between year end 2001 and year end 2002. Thus, amid uncertainty regarding exchange rate performance, the Company continued to pursue a conservative foreign-currency debt hedging policy, hedging 100% of its interest-bearing debt, in order to neutralize the impact of exchange-rate fluctuations. Furthermore, hedging against interest rate fluctuations reached 80.6% of total interest-bearing debt.

For hedging purposes, the Company uses derivative financial instruments available on the national and international markets. At December 31, 2002, Telefonica CTC Chile had entered into foreign currency forward contracts covering dollar-denominated liabilities in the amount of US1,158 million. In addition, the Company maintained US$572 million in collars in order to hedge against interest rate (LIBOR) fluctuations certain obligations subject to floating interest rates.

PROPERTY, SUPPLIERS, LOGISTICS AND INSURANCE

Property
Property, plant and equipment owned by Telefonica CTC Chile to conduct its activities, such as buildings, switching centers, external networks, customer terminal equipment, furniture and office equipment and other work-related items, are distributed throughout Chile. The Company also operates public and private switching exchange networks, external plant networks, fixed and wireless (mobile) circuits, local and long distance fiber optic, radio and microwave circuits.

Suppliers
During 2002, Telefonica CTC Chile had approximately 1,500 active domestic and international suppliers. The primary vendors included Alcatel, Unisys and Ericsson for network infrastructure products; Redes de Chile and Dragados for services and construction; Nokia for cellular equipment; Alcatel for ADSL equipment; IBM and Accenture for information systems; and Punto de Vista and ADN S.A. for advertising and marketing.

Towards the end of the year, for the third consecutive year, a collaborative workshop for suppliers was conducted in Chile by experts from Telefonica S.A. in conjunction with Chilean professionals from Telefonica CTC Chile. This initiative consisted of presenting and applying on-site methods intended to facilitate the implementation of continuous improvement


Amid uncertainty regarding exchange rate performance, the Company continued to pursue a conservative foreign-currency debt hedging policy, hedging 100% of its interest-bearing debt


                                      2002 Annual Report Telefonica CTC Chile_41
processes, identifying processes where suppliers could reduce costs and optimize competitiveness, and thus adding value for Telefonica CTC Chile and its end users.

The relationship between Telefonica CTC Chile and its suppliers is governed by internal regulations establishing that any action or contract presenting a conflict of interest must be reported to the Company's Director's Committee and subsequently approved by the Board of Directors, in order to maintain transparency in procurement and project performance.

Logistics
Telefonica CTC Chile has set up a Logistics Center with a storage capacity of up to 5,000 square meters. For larger volume products there is an adjacent area of 1,000 square meters. All processes carried out in the Logistics Center are supported by radio-frequency technology and bar codes. During the year, the first external customer was incorporated into this center, for storage services, D&S S.A., who receives storage services since September 2002. In terms of operation, the Logistics Center doubled its traffic volume in orders, shipments and storage with respect to the fourth quarter of 2001, when operations commenced. Other achievements include a considerable decrease in inventory and optimization of space usage for the Company as a whole.

Insurance
According to Telefonica CTC Chile's Risk Management Policy, the Company decides whether to transfer risks to insurance companies on a case-by-case basis. If it elects to do so, standard coverage available on the market is applied or coverage is adapted to the specific risk in particularly complex cases.

The Company's assets are fully insured against physical damage and lost income due to service shutdown. This coverage includes, among others, the risk of earthquakes and other natural disasters, shipment, political risk, theft and domestic transport. The insured amount totals approximately US$3,297.2 million.

For work performed by independent contractors on the Company's network infrastructure and for outsourced collection centers, overall insurance quotes are requested, adjusting coverage to the activities performed by the contractors with a view to obtaining preferred premiums and rates due to the large volumes.

Furthermore, the Company has liability insurance for damage/injury to third parties in addition to other insurance covering executives, personnel, vehicles and imports of equipment and materials.

42_Telefonica CTC Chile 2002 Annual Report

                                                                       [GRAPHIC]

RISK FACTORS

Chilean Economy
Since Company operations are located in Chile, they are sensitive to and depend on the country's level of economic activity. Given the national economic slowdown and the resulting contraction of domestic demand in recent years, the Company has been affected by a decrease in demand for local and long distance traffic. In addition, customer non-payment levels have increased.

Regulation of the Telecommunications Industry
Certain telecommunications services are subject to tariff regulation, since the authorities believe that in some parts of this sector sufficient conditions do not yet exist to ensure free competition. Current Tariff Decree N(o)187 sets maximum prices for local telephone services for a period of 5 years, effective through May of 2004. In 2002, approximately 41% of the Company's total revenues were regulated by this Decree, and could be affected by a new tariff setting process. (See "Regulatory Framework").

Competition
Telefonica CTC Chile faces strong competition in all business areas, as does any company which operates in a free market environment. The Company estimates that a high degree of competition will continue to exist in the main segments of the business, particularly in domestic and international long distance services, mobile communications, local telephone services, data transmission and public telephones.

Technological Changes
The telecommunications industry is subject to rapid and significant technological advances and the introduction of new products and services. Although the Company believes that for the foreseeable future existing and developing technologies will not have a substantial negative impact on the viability and competitiveness of its telecommunications business, it is impossible to accurately predict the effect of these technological changes on the Company, or the need to invest in developing or implementing new competitive technologies.

Financial Risk
The Company maintains a significant portion of its debt in foreign currency and at variable interest rates. Therefore the volatility and fluctuation of the peso with respect to other currencies, and changes in domestic and international interest rates, may affect the Company's earnings (See "Foreign Exchange and Interest Rate Risk Management").

Events occurring in other developing markets, especially in Latin America, may adversely affect the market where Telefonica CTC Chile's stock is traded, the availability of foreign capital in Chile and the value of the domestic currency.

                                      2002 Annual Report Telefonica CTC Chile_43
                            shareholder information




                                   [GRAPHIC]




44_Telefonica CTC Chile 2002 Annual Report

                                                                     Shareholder
                                                                     Information

COMPOSITION OF EQUITY CAPITAL

At December 31, 2002, the capital stock of the Company was composed of 957,157,085 fully subscribed and paid-in shares, divided into 873,995,447 Series A and 83,161,638 Series B shares.

SHAREHOLDERS' MEETINGS

Telefonica CTC Chile's General and Extraordinary Shareholders' Meetings were held on April 5, 2002, and all items submitted to a vote were approved.

At the General Shareholders Meeting, shareholders approved the 2001 Annual Report and Financial Statements of the Company, as well as the distribution of a final dividend in the aggregate amount of Ch$1,233 million (30% of the fiscal-year profit, corresponding to the legal minimum required), equivalent to Ch$1.29 per share. Other relevant items approved at such meeting included the appointment of account inspectors and local credit rating agencies.

The items approved at the Extraordinary Shareholders' Meeting were related to an amendment of the Company's Bylaws in order to adapt the existing text, in effect since 1982, to reflect the current legal framework.



The General Shareholders Meeting approved the distribution of a final dividend based on 2001 results, equivalent to Ch$ 1.29 per share


                                      2002 Annual Report Telefonica CTC Chile_45

PRINCIPAL SHAREHOLDERS                 Millions of         Millions of
                                            Shares              Shares
                                          12/31/02         %   12/31/01        %
--------------------------------------------------------------------------------
Telefonica Internacional Chile S.A           417.7     43.6%    417.7     43.6%
Citibank N.A. (1)                            193.5     20.2%    211.0     22.0%
Chilean Pension Funds                        236.0     24.7%    222.2     23.2%
Life Insurance Companies                      11.4      1.2%     11.8      1.2%
Foreign Capital Investment Funds              12.2      1.3%     13.0      1.4%
Employees                                      4.7      0.5%      5.0      0.5%
Other Shareholders                            81.7      8.5%     76.5      8.1%
Total Shares                                 957.2    100.0%    957.2    100.0%
--------------------------------------------------------------------------------


Twelve Major Series A Shareholders
                                                            % over     % over
                                            Number of     Series A       Total
                                                Shares      Shares      Shares
--------------------------------------------------------------------------------
Telefonica Internacional Chile S.A.         375,993,524      43.0%      39.3%
Citibank N.A. (1)                           193,472,387      22.1%      20.2%
AFP Provida S.A. (2)                         59,673,747       6.8%       6.2%
AFP Habitat S.A. (2)                         50,855,651       5.8%       5.3%
AFP Cuprum S.A. (2)                          38,692,407       4.4%       4.0%
AFP Summa Bansander S.A. (2)                 29,374,450       3.4%       3.1%
AFP Santa Maria S.A. (2)                     28,219,686       3.2%       2.9%
AFP Plan Vital S.A. (2)                       5,923,139       0.7%       0.6%
The Chile Fund Inc.                           4,869,151       0.6%       0.5%
AFP Magister S.A. (2)                         3,455,000       0.4%       0.4%
Consorcio Nacional de Seguros S.A             3,075,912       0.4%       0.3%
Genesis Chile Fund Limited                    2,842,316       0.3%       0.3%
Subtotal                                    796,447,370      91.1%      83.2%
Other shareholders                           77,548,077       8.9%       8.1%
Total                                       873,995,447     100.0%      91.3%
--------------------------------------------------------------------------------

Twelve Major Series B Shareholders
                                                            % over      % over
                                             Number of    Series B        Total
                                                Shares      Shares       Shares
--------------------------------------------------------------------------------
Telefonica Internacional Chile S.A          41,739,487       50.2%        4.4%
AFP Provida S.A. (2)                         5,647,260        6.8%        0.6%
AFP Habitat S.A. (2)                         4,715,985        5.7%        0.5%
AFP Cuprum S.A. (2)                          3,878,246        4.7%        0.4%
AFP Santa Maria S.A. (2)                     2,425,691        2.9%        0.3%
AFP Summa Bansander S.A. (2)                 2,217,399        2.7%        0.2%
Moneda S.A. A.F.I P/Pionero F.I.M            1,750,812        2.1%        0.2%
Petrizzio Monserrat, Luisa Gloria              903,452        1.1%        0.1%
Bancard S.A.                                   764,446        0.9%        0.1%
Ballarin Lopez, Miguel                         627,417        0.8%        0.1%
Fundacion Arturo Irarrazabal Correa            626,072        0.8%        0.1%
Compania de Inversiones La Espanola S.A        616,873        0.7%        0.1%
Subtotal                                    65,913,140       79.3%        6.9%
Other shareholders                          17,248,498       20.7%        1.8%
Total                                       83,161,638      100.0%        8.7%
--------------------------------------------------------------------------------
(1) Depositary Bank acting on behalf of the ADR holders.
(2) Investment made on behalf of the Pension Fund.


46_Telefonica CTC Chile  2002 Annual Report

Ownership structure
(as of December 31, 2002)

[GRAPHIC]

                                                                            Telefonica
                         Foreign        Life insurance      Chilean        Internacional    Citibank
Others    Employees   investment funds       companies     pension funds    Chile S.A.       N.A.(1)
-----------------------------------------------------------------------------------------------------
8.5%       0.5%           1.3%              1.2%             24.7%             43.6%          20.2%

(1) Depositary bank acting on behalf of the ADR holders.


The controlling shareholder of Telefonica CTC Chile S.A. is the Chilean corporation Telefonica Internacional Chile S.A., which holds a 43.64% equity interest. The shareholders of Telefonica Internacional Chile S.A. are Telefonica Chile Holding B.V. (99.99%) and Telefonica Internacional Holding B.V. (0.01%), both companies being controlled by Telefonica S.A.

Telefonica S.A., a Spanish telecommunications company, is a public corporation listed on the securities exchanges of Madrid, London, Paris, Frankfurt, Tokyo, New York, Lima, Sao Paulo, and Buenos Aires. Ownership of these shares is highly diluted, with shareholders rarely owning more than 5% of the capital stock. Therefore, it is not possible to obtain details on individual owners of Telefonica S.A. shares.

Share Transactions of Related Parties

Series A share transactions
                                                       Number of Shares    Price per         Total
                                      Date of the                               Unit        Amount
Name                                  transaction   Purchase       Sale          Ch$           Ch$
--------------------------------------------------------------------------------------------------
Oscar Marquez Benavides (1)             Mar-13-02                 2,000        2,440     4,880,000
Francisco Cabanas Gutierrez (2)         Apr-29-02                 2,900        2,410     6,989,000
Sergio Badiola Broberg (3)              May-15-02                17,885        2,430    43,460,550
Hilda Caceres Jofre (4)                 Dec-27-02                10,600        1,700    18,020,000
--------------------------------------------------------------------------------------------------

Series B share transactions
                                                       Number of Shares    Price per         Total
                                      Date of the                               Unit        Amount
Name                                  transaction   Purchase       Sale          Ch$           Ch$
--------------------------------------------------------------------------------------------------
Sergio Badiola Broberg (3)              May-15-02                    10         1,750       17,500

All the transactions were performed as financial investments.

(1) Corporate Manager of Telefonica CTC Chile.
(2) General Manager of Telefonica Empresas until June 1st., 2002.
(3) Alternate Director of Telefonica CTC Chile.
(4) Wife of a Telefonica CTC Chile Director.


                                      2002 Annual Report Telefonica CTC Chile_47

Quarterly Traded Volumes and Average Prices


CTC-A
Santiago Stock Exchange
        N(o)of shares          Ch$ millions     Average Share Price (Ch$)
--------------------------------------------------------------------------------
1Q00            37,604,798                99,936                        2,682
2Q00            49,136,828               124,360                        2,543
3Q00            29,217,491                69,143                        2,358
4Q00            33,380,291                70,146                        2,121
1Q01            29,695,537                60,439                        2,044
2Q01            22,989,835                49,064                        2,141
3Q01            23,478,018                46,839                        2,040
4Q01            53,239,033               103,017                        1,938
1Q02            22,563,727                53,139                        2,325
2Q02            14,350,138                32,761                        2,305
3Q02            26,097,797                48,200                        1,838
4Q02            67,913,318               110,683                        1,633
--------------------------------------------------------------------------------

CTC-B
Santiago Stock Exchange
        N(o)of shares          Ch$ millions     Average Share Price (Ch$)
--------------------------------------------------------------------------------
1Q00             3,328,370                 7,086                        2,185
2Q00             1,944,615                 4,360                        2,255
3Q00               924,626                 1,817                        2,015
4Q00               347,254                   571                        1,668
1Q01               553,951                   894                        1,622
2Q01             1,197,571                 2,003                        1,661
3Q01               846,907                 1,278                        1,579
4Q01             1,479,390                 2,139                        1,489
1Q02               518,392                   869                        1,633
2Q02               843,069                 1,431                        1,727
3Q02               625,584                   843                        1,362
4Q02               738,436                   919                        1,231
--------------------------------------------------------------------------------

ADRs
New York Stock Exchange
          N(o)of ADRs         US$ millions       Average ADR Price (US$)
--------------------------------------------------------------------------------
1Q00            52,660,100                  531                        20.94
2Q00            18,428,900                  360                        19.45
3Q00            14,160,200                  240                        17.05
4Q00            12,774,500                  190                        14.82
1Q01            12,473,400                  177                        14.25
2Q01             9,423,800                  133                        14.12
3Q01            10,081,000                  119                        12.20
4Q01            22,996,000                  258                        11.25
1Q02            19,555,900                  272                        13.94
2Q02            15,646,200                  222                        14.04
3Q02             7,626,200                   79                        10.32
4Q02            24,028,600                  215                         9.11
--------------------------------------------------------------------------------


48_Telefonica CTC Chile 2002 Annual Report

2002 ADR Price Performance
(New York Stock Exchange)



CTC ADR (US$) / ADRian Index (Base=13.55 at 1-2-02)

[GRAPHICS]

Volume Traded (millions of ADRs)


Despite a fourth-quarter reversal in the downward trend of the Chilean economy, the local stock market also lost ground in 2002, although much more moderately than its neighbors, with the IPSA falling 15.5%


SHARE PRICE PERFORMANCE

For securities exchanges worldwide, 2002 was a negative year. All stock indices, whether in Asia, Europe, the U.S. or Latin America, showed important declines, beset with uncertainty in the major exchanges. This was particularly true in Latin America, where the biggest losses for the year in real terms were recorded in Argentina and Brazil, countries where the stock price indices declined 48% and 46% respectively. Despite a fourth-quarter reversal in the downward trend of the Chilean economy, the local stock market also lost ground in 2002, although much more moderately than its neighbors, with the IPSA falling 15.5%. An excessively high exchange rate and only mild signs of economic recovery toward the end of the year did not allow Chile to remain immune to the influences of an adverse global scenario. However, certain macroeconomic indicators did rally in the final months of 2002, heralding a brighter economic picture for 2003. Underpinning this forecast is the belief that the international treaties entered into with the U.S., South Korea and the European Union should lead to higher growth in Chile and make the country more attractive to foreign investment.


Telefonica CTC Chile shares fell victim to the shakeout in the global telecommunications industry, brought about by the Enron and WorldCom financial scandals. In the local context, telecommunications companies' results were adversely affected by the high costs of personnel restructurings implemented during the year. CTC-A shares were the most traded securities of the year on the Bolsa de Comercio de Santiago (Santiago Stock Exchange), with an annual volume of Ch$244,784 million (US$340.6 million). Yet the price of CTC-A shares declined by 22.1% for the year, closing at Ch$1,700 on December 31, 2002. The CTC-B shares also declined in 2002 by 18.0%, closing out the year at Ch$1,271. The CTC-A shares are one of the most liquid stocks in Chile, as well as one of the most representative of the Chilean market, with a 12% weight in the local IPSA index. Therefore, the Company's stock price has been affected more rapidly and to a higher degree than most other Chilean stocks by downturns in the domestic and international markets.

The ADRian index, which charts the performance of Chilean shares traded as ADRs, showed a 20% decline for the year, faring significantly worse than the IPSA. In the U.S. market, the Dow Jones finished the year with a 16.8% loss, while the Nasdaq declined 31.5% in the same period. The Company's ADRs, which have been traded on the New York Stock Exchange since 1990, ended 2002 at US$9.59, 28.8% lower in nominal terms as compared to year-end 2001. The 9.7% nominal devaluation of the Chilean peso against the U.S. dollar in 2002 had an impact on the differential between the price drop in the Chilean share and in the ADR.

The overall volume of shares traded on the Santiago Stock Exchange in 2002 was 10.4% lower than in 2001. At the same time, the number of trades decreased by 21.0%. On the other hand, the volume of Telefonica CTC Chile shares (CTC-A and CTC-B) traded on this exchange in 2002 reached 134 million shares, slightly higher than in 2001, and equivalent to Ch$248,845 million. This volume


                                      2002 Annual Report Telefonica CTC Chile_49

[GRAPHIC]

accounted for 10.3% of the total volume traded on the Santiago Stock Exchange. With regards to Telefonica CTC Chile's ADRs, total volume traded on the NYSE in 2002 was US$788.7 million, 14.6% higher than in 2001.

ADR holders reduced their equity interest in Telefonica CTC Chile from 22.0% at the end of 2001 to 20.2% at year-end 2002. This was due to a increased flowback operations (conversion of ADRs into shares for return to the local exchanges), equivalent to 12.8 million ADRs, as compared to the 8.4 million ADRs inflow operations (purchase of shares in local exchanges to be exchanged for ADRs). In addition, it is worth noting that Chilean AFPs (Pension Fund Managers) increased their equity interest in the Company from 23.2% in 2001 to 24.7% in 2002.

2002 DIVIDEND DISTRIBUTION POLICY

Following is the text of the 2002 dividend policy informed at the Annual Shareholders' Meeting held on April 5, 2002:

1. For Fiscal Year 2002, the Company will distribute at least 30% of the Company's profits of that year, which is the minimum percentage required by law. This will be done through a final dividend to be paid in May 2003, which will be submitted for approval at the Annual General Shareholders Meeting.
2. The dividend policy for 2002 and subsequent years will be in keeping with the objectives set forth in the Company's Financial Plan, which is focused primarily on reducing debt to adjust the Company's financial structure.
3. This policy reflects the intentions of the Board of Directors. Implementation thereof will be dependent upon the actual profit obtained, on the Company's periodic projections, or on the presence of certain conditions, as the case may be.
4.    The dividend payment procedure is as follows:

4.1 To collect dividends, Shareholders may choose one of the following alternatives:

      a) Direct payment by check or cashier's check (for any dividend amount). For Shareholders residing in Santiago, payment will be made at a centrally located bank designated for this purpose and identified on the dividend announcement. Uncollected payments will be handled by the Shareholder Services Office of Telefonica CTC Chile located at Av. Providencia 111, 2nd floor, or by a bank designated for such purpose, subject to prior notification to Shareholders.

            For Shareholders residing outside Santiago, dividends will be paid at the Company's regional offices.

            ADR Holders will be paid through the Depositary Bank, according to the provisions of Title I, Chapter XXVI, of the Compendio de Normas de Cambios Internacionales [Compendium of International Foreign-Exchange Regulations] of the Central Bank of Chile and of the Deposit Agreement between Citibank N.A.


50_Telefonica CTC Chile 2002 Annual Report

Gross Dividends Paid During The Last 5 Years
Figures are expressed in nominal Chilean pesos per share (1)

                     Interim     Interim    Interim    Interim      Final
                    Dividend    Dividend   Dividend   Dividend   Dividend

Fiscal year 1998         9.9        13.4        5.0        5.0         7.5
Fiscal year 1999 (2)      --         2.0(3)      --
Fiscal year 2000          --          --         --         --          --
Fiscal year 2001          --          --         --         --        1.29
Fiscal year 2002 (4)      --          --         --         --          --

(1) 1 ADR corresponds to 4 Series A common shares.
(2) As of 1999, the number of interim dividends was modified from 4 to 3.
(3) Charged to prior retained earning.
(4) As of 2002, the Company will only pay a final dividend, which will be presented to the corresponding shareholders' meeting for approval.


            and Compania de Telecomunicaciones de Chile S.A. b) Deposits to checking accounts.
      c)    Deposits to savings accounts.
      d) Payment by check or cashier's check sent by registered mail to the Shareholder's address.
4.2 Shareholders will be asked to choose one of these four, mutually-exclusive alternatives, giving preference to those not involving direct payment at the Company's offices or through third parties.
4.3 In order for payment to proceed and to prevent improper collection of payments, the following precautions have been taken:
      a)    Direct payment will require:
            - The Shareholders' identification card when payment is personally collected.
            - Power of attorney certified by notary when an attorney-in-fact appears on behalf of the Shareholder. Such person will also be required to prove his or her identity
      b) For payment by deposit made to a checking or savings account, the account must be in the name of the Shareholder.
      c) For checks or cashier's checks to be issued for direct payment or payment by registered mail, the following requirements shall apply:
            - All checks and cashier's checks will be made payable to the Shareholder, unless otherwise requested in writing by the Shareholder.
            - All checks made out to legal entities (regardless of amount) and to individuals (when in an amount greater than Ch$500,000) will be for deposit only, unless the Shareholder requests otherwise in writing.

DIVIDEND INFORMATION

Distributable Income for 2002
The Company obtained a net loss of Ch$17,680 million (US$24.6 million) in 2002, which meant that it did not have a distributable income for dividend payment purposes during this period. In accordance with the existing dividend policy, Telefonica CTC Chile will not distribute dividends based on the results of the year 2002.

2003 Dividend Policy
The Board will maintain a dividend policy that will allow the Company to cover its self-financing needs and comply with the current regulations. The dividend policy for year 2003 contemplates the distribution of the minimum percentage required by the Law (currently 30% of net income). The dividend policy for year 2003 will be informed at the General Shareholders Meeting.

2002 INVESTMENT AND FINANCING POLICY OF COMPANIA DE TELECOMUNICACIONES DE CHILE S.A. AND SUBSIDIARIES

Following is the text of the investment and financing policy approved at the Annual Shareholders' Meeting held on April 5, 2002:


                                     2002 Annual Report  Telefonica CTC Chile_51

General Policy
In 2002, Compania de Telecomunicaciones de Chile S.A (hereinafter, "Telefonica CTC Chile" or the "Company") will focus on investing in all areas of business described in its Bylaws, with particular emphasis on the following objectives:

- Meeting the communication needs of current and prospective customers of the Company and its Subsidiaries by providing telecommunications, information and audiovisual services along the range of available technology, provided that the regulatory framework allows for adequate profitability for shareholders.
- Expanding the Company's activities domestically and internationally through new business opportunities in markets in which its telecommunications knowledge and experience provide a competitive advantage.
- Introducing a modern management strategy aimed at maximizing Company value while innovatively and efficiently organizing employees and resources involved in operating and developing the telecommunications business.
- Ensuring that invested funds are appropriately allocated and solvency indicators are met, consistent with domestic and international economic conditions.

This policy framework has been implemented through the creation of the Telefonica CTC Chile Group, in which each company independently manages and optimizes its own businesses within the Group's general policies and financial controls, subject to the decisions of its own Board of Directors.

I. Investment Policy
As described in the General Policy, Telefonica CTC Chile will make the necessary investments to fulfill its corporate objective, pursuant to its Bylaws and the preceding list of goals. To this end, the Company's Management will have sufficient power and authority to invest in the telecommunications business on the basis of the current regulatory framework. This means offering services in accordance with existing installed capacity and developing expansion plans for any new services that allow for adequate levels of profitability based on technical-financial criteria.

Telefonica CTC Chile will invest in telecommunications-related businesses by undertaking projects directly through the Parent Company or Subsidiaries and, as the case may be, by creating and/or participating in professional partnerships or corporations.

Following is a description of the principal investment projects being considered for 2002 by the Telefonica CTC Chile Group.

1. Areas of Investment
a) Network Infrastructure
The network infrastructure of Telefonica CTC Chile comprises Fixed Telephony, Mobile Telephony, Data, Long Distance and IP Network Platforms. These networks include telecommunications systems and equipment as well as associated intangible assets and provide integrated physical, technological and operational support for the services that the Corporation offers its customers. The investments in networks are described below:

Line Expansion Plan
In 2002, Telefonica CTC Chile will continue using available installed capacity to expand service according to the tariff and regulatory environment, achieving complete coverage of the domestic market in Fixed Telephony. Associated investments involve minor work on network infrastructure and equipment to be performed when demand so requires and when the return on such investment warrants it.

Quality of Service
This investment plan includes a series of tasks aimed at replacing outdated equipment, providing support for networks, performing preventive maintenance, and providing tools to better manage the use of network capacity, thereby ensuring reliability in line with international standards.

Long-distance Voice and Data Network
Investments to be undertaken under this category include the ongoing development of a domestic


52_Telefonica CTC Chile 2002 Annual Report

                                                                      [GRAPHIC]


and international fiber-optic network designed to expand capacity and increase the quality of long-distance communications. They also include the roll-out of a Multiservice Network, allowing creation of the infrastructure required to support current and future bandwidth needs and maintain current levels of service quality.

Corporate Communications
The Company will continue developing Data Network projects and setting up Private Networks according to customer requirements and demand, and will provide integrated solutions on the basis of dedicated and switched communications services and products. The IP Network will also continue to be developed, thereby allowing the Company to efficiently offer services using Internet protocols.

Mobile Communications
The year 2002 will see continued investment in Mobile Telephony aimed at expanding service and at maintaining and improving quality-of-service standards. Likewise, efforts to strengthen Value-added, Data, and Internet Services will continue.

b) Sale of Lines
This includes investments related to connection of lines, transfer and extension of lines, and others.

c) Public Telephony and Terminal Equipment
The Company will invest as needed to maintain the number of existing Pay Telephones and to acquire Terminal Equipment to sell lines and equipment with new features in order to offer new services.

d) Interconnections
This covers investment in interconnection links to long-distance carriers, fixed telephone companies, mobile telephone companies and Internet service providers
(ISPs). It also includes investments in the various services related to Network Unbundling.

e) Computer Services
Through the subsidiary Sonda, resources will be focused on information systems services, with a view to leading the way in technological development in Latin America.

f) e-Business
This includes the investment needed to provide Telefonica CTC Chile with an Internet infrastructure to automate its business processes and better serve its customers in line with the most efficient global practices.

g) Broadband and Internet Expansion
Telefonica CTC Chile will continue introducing broadband technologies by integrating ADSL platforms and technologies, remote monitoring and security services, and other features. In addition, investment in Community Internet Centers will assist in placing Internet technology and applications within reach of the community and in developing community-specific content.

h) Other Investments
This includes investments in office and computer equipment for administrative areas and improving administrative and customer service spaces, as well as healthcare-related and other small investments.

2. Estimated Investment
The Group's maximum investment amount will be based on the cost of implementing the aforementioned projects within the regulatory framework. These projects are aimed at making it possible to meet new customer demand using existing capacity and ensure an adequate return for the Company, as well as to provide new services as required by corporate customers, maintain quality-of-service standards, and support the operational and administrative management efforts that the Company's increased subscriber base demands.

The maximum amount to be invested to create and/or hold an interest in professional partnerships or corporations, both domestically and internationally, is set at 25% of the shareholders' equity according to the latest quarterly consolidated balance sheet presented to the Superintendencia de Valores y Seguros.

3. Investment in Financial Instruments
The Company will also invest in financial assets to maximize the yield from cash surpluses and properly hedge foreign exchange and interest rate


                                      2002 Annual Report Telefonica CTC Chile_53
risk associated with the Company's liabilities. The investment portfolio will be diversified along liquidity, return and issuer risk parameters, as determined by Company Management, while also taking into account the hedging of liabilities.

4. Role in Controlling Areas of Investment
Since its investment projects are predominantly related to its line of business, the Telefonica CTC Chile Group has control over their different stages of development.

Should the participation of third parties be required in new business ventures, the Company will in due course enter into agreements governing its relationship with such third parties.

II. Financing Policy
In 2002, emphasis will be placed on seeking alternatives to improve the Company's financial structure through new financing and by renegotiating the current debt.

Sources of financing for the 2002 investments will be determined according to the Company's long-term Financial Plan. Financial resources required in 2002 will be obtained internally; through traditional borrowing; from the sale and leasing of real estate and other property, with or without a purchase option; from public or private debt instruments, whether or not convertible in Chile or abroad; through loans from financial institutions; from supplier credit; from the securitization of assets; and by capital contributions, if strategic considerations so advise. Other financing alternatives available on the local and international financial markets may be considered if found appropriate for the Company following an economic and financial assessment.

Internal resources may consist of accounting depreciation, other amortization and net profits for the period. Profits for the period constitute a net source of financing in the proportion approved for retention at the Annual Shareholders' Meeting.

The Group's maximum consolidated debt-to-equity ratio may not exceed 1.6 times unless the most restrictive limit provided in the applicable covenants with lenders exceeds 1.6, in which case the most restrictive limit agreed upon with lenders will apply. However, this limit may not exceed 1.75 times. For purposes of computing the debt-to-equity ratio, "debt" will be defined as total consolidated liabilities and "equity" will be defined as the difference between total consolidated assets and total consolidated liabilities. All figures used in computing this ratio will be for the same date and in constant currency.

III. Management's Authority to Enter into Agreements with Creditors Providing for Guarantees and Restrictions on the Distribution of Dividends

Notwithstanding applicable restrictions established by law or the Bylaws, the Company's Management may not agree to furnish collateral or security interests to secure the obligations of the Company or third parties other than subsidiaries except following approval at a Special Shareholders' Meeting. These restrictions shall not apply to monetary obligations resulting from balances on the purchase price of chattels or real estate if


54_Telefonica CTC Chile 2002 Annual Report

                                                                       [GRAPHIC]

secured by means of the asset being purchased.

The Company may only agree with lenders to restrict the distribution of dividends after approval at an Annual or Extraordinary Shareholders' Meeting.

IV. Assets Essential to the Operation of Compania de Telecomunicaciones de Chile S.A.

Assets essential to the operation of Compania de Telecomunicaciones de Chile S.A. include all networks and switching centers, and the principal facilities and equipment in service, including land and easements required for operating such facilities and protected under the respective license decrees. Notwithstanding the foregoing, such assets may be modified or replaced in the event of technical or economic obsolescence.

In addition, the essential assets of Compania de Telecomunicaciones de Chile S.A. include 51% of the shares of Telefonica Movil de Chile S.A., Compania de Telefonos de Chile-Transmisiones Regionales S.A. and Compania de Telecomunicaciones de Chile Equipos y Servicios S.A., as well as the assets required to operate these companies, whether owned by them or leased from Compania de Telecomunicaciones de Chile S.A. and protected under the respective license decrees, as such assets may from time to time be modified or replaced due to technical or economic obsolescence.

Moreover, in the event that any of Telefonica Movil de Chile S.A., Compania de Telefonos de Chile-Transmisiones Regionales S.A. or Compania de Telecomunicaciones de Chile Equipos y Servicios S.A. calls an Extraordinary Shareholders' Meeting to dispose of all or any portion of such aforementioned assets, Compania de Telecomunicaciones de Chile S.A. shall call an Extraordinary Shareholders' Meeting of its own to decide how its representatives are to vote at the subsidiary's Extraordinary Shareholders' Meeting.

V. Management's Authority to Execute, Amend, or Terminate a Purchase, Sale or Lease Agreement for Goods and Services Required for the Normal Operation of Compania de Telecomunicaciones de Chile S.A.

Apart from its inherent power and authority, the Company's Management shall, pursuant to the Bylaws, have sufficient authority to execute, amend or terminate any purchase, sale or lease agreement for goods and services required for normal Company operation, within the applicable legal framework and on prevailing market terms for goods or services of the same type, quality, characteristics and condition.

However, Management may not dispose of any goods or property rights declared essential to the Company without prior approval provided at an Extraordinary Shareholders' Meeting.


                                      2002 Annual Report Telefonica CTC Chile_55

                                    [PHOTO]


                                                         management organization

                                                             and human resources









56_Telefonica CTC Chile 2002 Annual Report

                                                     Management Organization and
                                                                 Human Resources

BOARD OF DIRECTORS

The Company is governed by a Board of Directors, which pursuant to the Company Bylaws, is comprised of seven directors and their respective alternates. Directors are elected to a three-year term at a General Annual Shareholders Meeting. Six of the directors and their alternates are elected by holders of Series A Common Stock. Holders of Series B Common Stock elect one director and one alternate director.

If a vacancy occurs on the Board of Directors, the relevant alternate director serves as director for the remainder of the term. If this alternate director resigns, dies or is barred by law from serving as a director, the Board then appoints a replacement to serve until the date of the next General Annual Shareholders' Meeting, on which occasion elections are held for the entire Board of Directors. The current Board of Directors was elected at the General Annual Shareholders' Meeting held on April 26, 2001 for a three-year term expiring in 2004.

Alternate directors participate in discussions at Board meetings but are entitled to vote only when their respective directors are absent. Pursuant to the Bylaws, directors and alternate directors elected by the holders of Series B Common Stock are required to be shareholders of the Company.

The Board of Directors may delegate a portion of its responsibilities to the Chief Executive Officer. Pursuant to the Chilean Law of Public Corporations, the Chief Executive Officer of a public company may not simultaneously serve as director of such company.

At December 31, 2002, the Board of Directors of Telefonica CTC Chile consists of the following directors and alternate directors:


                                     2002 Annual Report  Telefonica CTC Chile_57

--------------------------------------------------------------------------------
Series A Directors
--------------------------------------------------------------------------------

Chairman
--------------------------------------------------------------------------------
BRUNO PHILIPPI IRARRAZABAL
                           Civil Engineer, Universidad Catolica de Chile
                           Masters Degree in Operations Research, Stanford University Ph.D. in Engineering Economic Systems, Stanford University


Deputy Chairman
--------------------------------------------------------------------------------
JACINTO DIAZ SANCHEZ
                      Attorney-at-Law, Universidad Complutense de Madrid


Series A Directors
-------------------------------------------------------------------------------
ANDRES CONCHA RODRIGUEZ
                     Commercial Engineer, Universidad de Chile


FERNANDO BUSTAMANTE HUERTA
                     General Accountant, Universidad de Chile


FELIPE MONTT FUENZALIDA
                     Commercial Engineer, Universidad Catolica de Chile Ph.D. in Economics, University of Minnesota


NICOLAS MAJLUF SAPAG
                     Civil Industrial Engineer, Universidad Catolica de Chile Masters Degree in Operations Research, Stanford University Ph.D. in Management, Massachusetts Institute of Technology
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Series B Director
--------------------------------------------------------------------------------
LUIS CID ALONSO
                          Entrepreneur

--------------------------------------------------------------------------------

58_Telefonica CTC Chile  2002 Annual Report

--------------------------------------------------------------------------------
Alternate Series A Directors
--------------------------------------------------------------------------------

ANTONIO VIANA-BAPTISTA
                           Bachelors Degree in Economics, Universidad Catolica Portuguesa
                           MBA, INSEAD, Fontainebleau


JUAN CLARO GONZALEZ
                           Civil Industrial Engineer, Universidad Catolica de Chile
                           Masters Degree in Theoretical Physics, Universidad Catolica de Chile


JUAN CARLOS ROS BRUGUERAS
                           Attorney-at-Law, Universidad Central de Barcelona


GUILLERMO FERNANDEZ VIDAL
                           Telecommunications Engineer, Universidad Politecnica de Madrid


SERGIO BADIOLA BROBERG
                           Army Officer - Major General (Ret.),
                           Telecommunications Specialist General Accountant


AUGUSTO IGLESIAS PALAU
                           Commercial Engineer, Universidad Catolica de Chile Masters Degree in Economics, University of California, Los Angeles
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Alternate Series B Director
--------------------------------------------------------------------------------

ALFONSO FERRARI HERRERO
                           Industrial Engineer, Universidad Politecnica de
                           Madrid
                           MBA, Harvard University

--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Secretary of the Board of Directors
--------------------------------------------------------------------------------

CRISTIAN ANINAT SALAS

                           Attorney-at-Law, Universidad Catolica de Chile

--------------------------------------------------------------------------------

                                     2002 Annual Report  Telefonica CTC Chile_59

Compensation of Directors
Each director and alternate director receives monthly compensation (fees) equal to 120 UTM (Chilean inflation-adjusted monetary unit), approximately equivalent to Ch$3,526,680 or US$4,907.6, for attending Board meetings, being required to attend at least one such meeting per month. The Chairman of the Board of Directors receives twice the compensation amount received by each director, while the Vice Chairman of the Board of Directors receives 1.5 times the compensation amount received by each director. All such compensation amounts are approved at the General Annual Shareholders' Meeting.

Year 2002 Board of Director Expenses
No expenses were recorded in 2002 other than the directors' fees and expenses associated with cellular equipment assigned to each Board member. The Company has not entered into any service agreements with its directors.

Compensation of Directors of Telefonica CTC Chile
During the period from January 1 to December 31, 2002 and 2001, the Board of Directors received the following gross compensation amounts:


Directors of Compania de                    Position                                          Total                      Total
Telecomunicaciones de Chile S.A.                                                  Compensation 2002         Compensation 2001*
                                                                            (in Ch$ as of 12.31.02)    (in Ch$ as of 12.31.01)
------------------------------------------------------------------------------------------------------------------------------
Bruno Philippi Irarrazabal (1)                     Chairman of the Board                 84,201,167                 68,267,247
Jacinto Diaz Sanchez (2)                    Deputy Chairman of the Board                 62,964,577                 54,680,215
Andres Concha Rodriguez (3)                            Series A Director                 38,573,903                 27,309,828
Fernando Bustamante Huerta (3)                         Series A Director                 42,100,583                 27,309,828
Nicolas Majluf Sapag                                   Series A Director                 42,100,583                 40,976,366
Felipe Montt Fuenzalida                                Series A Director                 42,100,583                 40,976,366
Luis Cid Alonso                                        Series B Director                 42,100,583                 40,976,366

Antonio Viana-Baptista                       Alternate Series A Director                 10,443,573                 32,482,253
Juan Claro Gonzalez (3)                      Alternate Series A Director                 31,582,236                 23,909,745
Juan Carlos Ros Brugueras                    Alternate Series A Director                 38,507,572                 37,618,932
Guillermo Fernandez Vidal                    Alternate Series A Director                 35,015,387                 29,059,489
Augusto Iglesias Palau                       Alternate Series A Director                 42,100,583                 40,976,366
Sergio Badiola Broberg                       Alternate Series A Director                 42,100,583                 40,976,366
Alfonso Ferrari Herrero (3)                  Alternate Series B Director                 34,902,336                 27,297,187

Javier Aguirre Nogues (4)                                                                                           13,664,430
Hans Eben Oyanedel (5)                                                                                              20,499,807
Claudio Undurraga Abbot (5)                                                                                         13,666,538
Andres Navarro Haeussler (6)                                                                                        10,275,616
Fernando Fournon Gonzalez-Barcia (5)                                                                                 6,881,211

Total                                                                                   588,794,251                597,804,156
------------------------------------------------------------------------------------------------------------------------------

* The compensations paid in the year 2001 to Mr. Andres Concha, Fernando Bustamante, Juan Claro and Alfonso Ferrari, correspond to the period between April 26, 2001 and December 31, 2001.

(1) Mr.Bruno Philippi Irarrazabal was designated as Series A Director and Chairman of the Board on March 29, 2001.

(2) Mr. Jacinto Diaz Sanchez was designated Series A Director and Deputy Chairman of the Board in the Annual General Shareholders Meeting celebrated on April 26, 2001. Before this date, he was the Alternate Series B Director.

(3) Elected in the Annual General Shareholders Meeting celebrated on April 26, 2001.

(4) Mr. Javier Aguirre Nogues resigned as Series A Director and Chairman as of February 28, 2001.

(5) Board members until April 26, 2001, when the Annual General Shareholders Meeting elected the new Board members.

(6) Mr. Andres Navarro Haeussler resigned as Series A Director as of April 25, 2001.

60_Telefonica CTC Chile 2002 Annual Report

                                                                       [GRAPHIC]

Compensation of Directors of Subsidiaries

As of April 2001, it was resolved at Shareholders' Meetings at each of the Company's subsidiaries to eliminate directors' fees. Consequently, during 2002 no fees were paid to those directors of subsidiaries who are also directors and/or executives of Telefonica CTC Chile

Directors of the Company's
 Subsidiaries (1)                            Total                         Total
                                 Compensation 2002            Compensation 2001*
                           (in Ch$ as of 12.31.02)       (in Ch$ as of 12.31.01)
--------------------------------------------------------------------------------
Javier Aguirre Nogues (2)                       0                    17,086,278
Claudio Munoz Zuniga (3)                        0                    23,067,360
Claudio Undurraga Abbott (4)                    0                     1,710,848
Paul Fontaine Benavides (5)                     0                     3,423,451
Ismael Vasquez Rozas (6)                        0                     2,276,002
Jacinto Diaz Sanchez (7)                        0                     2,322,034
Raimundo Beca Infante (8)                       0                     6,832,479
Diego Barros Aspillaga (3)                      0                     3,416,266
Julio Covarrubias Fernandez (3)                 0                     3,989,426
Franco Faccilongo Forno (3)                     0                     2,278,578
Oscar Marquez Benavides (3)                     0                     2,278,578
Luis Cid Alonso (7)                             0                     3,416,213
Antonio Viana-Baptista (7)                      0                     2,278,422
Rafael Zamora Sanhueza (3)                      0                     1,710,848
Francisco Cabanas Gutierrez (9)                 0                     1,710,848
Total                                           0                    77,797,631
--------------------------------------------------------------------------------

*: The compensations paid in the year 2001 correspond to the period between January 1, 2001 and April 30, 2001.

(1) The detail of the composition of the Subsidiary Board of Directors is included in the "Additional Information" Chapter of this annual report.
(2) Mr. Javier Aguirre Nogues resigned as Series A Director as of February 28, 2001.
(3) Executive of Compania de Telecomunicaciones de Chile S.A. as of
    December 31, 2002.
(4) On April 26, 2001 Mr. Claudio Undurraga Abbot left his position as
    Series A Director.
(5) On May 31, 2001 Mr. Paul Fontaine Benavides resigned from Compania de Telecomunicaciones de Chile S.A.
(6) On June 12, 2001, Mr. Ismael Vasquez Rozas resigned from Compania de Telecomunicaciones de Chile S.A.
(7) Director of Compania de Telecomunicaciones de Chile S.A. as of December 31, 2002.
(8) On July 1, 2002, Mr. Raimundo Beca Infante resigned from Compania de Telecomunicaciones de Chile S.A.
(9) On May 31, 2002, Mr. Francisco Cabanas Gutierrez resigned from Compania de Telecomunicaciones de Chile S.A.


                                      2002 Annual Report Telefonica CTC Chile_61

[GRAPHIC]

CORPORATE GOVERNANCE

Directors Committee
Pursuant to Law 19,705, all publicly held companies having a market capitalization equal to or higher than UF1,500,000 (approximately US$35 million) must appoint a "directors committee" comprised of three regular and three alternate members, the majority of whom must be independent from the controlling shareholder. The principal functions of the Directors Committee are to review the reports prepared by account inspectors and external auditors, and to review and comment on the balance sheet and other financial statements presented by management, before their presentation to the shareholders. In addition, the Directors Committee must propose to the Board the external auditors and credit rating agencies, which are presented to the General Shareholders Meeting, examine and issue a report of all transactions pursuant to articles 44 and 89 of Chilean Corporate Law, and review executive salaries and bonuses.

Current members of the Company's Directors Committee were elected by the Board at a meeting held April 26, 2001. The Directors Committee is comprised of the following persons:


--------------------------------------------------------------------------------
Regular Member                                 Alternate Member
--------------------------------------------------------------------------------
Bruno Philippi Irarrazabal                     Antonio Viana-Baptista

Nicolas Majluf Sapag                           Augusto Iglesias Palau

Felipe Montt Fuenzalida                        Sergio Badiola Broberg
--------------------------------------------------------------------------------

The budget of the Directors Committee and monthly compensation of its members for 2002 were approved at the General Shareholders Meeting held April 5, 2002. Each regular and alternate member of the Directors Committee receives compensation equal to 30 UF monthly (approximately US$745), provided they have attended at least one meeting a month.




Directors                                     Position                     Total                      Total
                                                               Compensation 2002         Compensation 2001*
                                                         (in Ch$ as of 12.31.02)    (in Ch$ as of 12.31.01)
------------------------------------------------------------------------------------------------------------

Bruno Philippi Irarrazabal           Series A Director                 4,504,141                 3,411,215
Nicolas Majluf Sapag                 Series A Director                 5,007,362                 2,924,195
Felipe Montt Fuenzalida              Series A Director                 5,007,362                 3,411,215

Antonio Viana-Baptista     Alternate Series A Director                         -                 1,463,624
Augusto Iglesias Palau     Alternate Series A Director                 5,007,362                   974,901
Sergio Badiola Broberg     Alternate Series A Director                 5,007,362                 3,411,215
------------------------------------------------------------------------------------------------------------

* Compensations received since April 26, 2001 to December 31, 2001.


62_Telefonica CTC Chile  2002 Annual Report

Organizational Structure

                               ------------------
                                  Shareholders
                               ------------------
                                       |
                                       |
                               ------------------
                               Board of Directors
                               ------------------
                                       |
                                       |
                               ------------------
                                       CEO
                                  Claudio Munoz
                               ------------------
                                       |
                                       |
Management Areas                       |
                                       |
                                       |
     --------------------              |                --------------------
     Planning and Control -------------|----------------      Regulation
       Rafael Zamora                   |                    Humberto Soto
     --------------------              |                --------------------
                                       |
                                       |
    --------------------               |                --------------------
          Finance         -------------|---------------     Human Resources
     Julio Covarrubias                 |                   Mauricio Malbran
    --------------------               |                --------------------
                                       |
                                       |
    --------------------               |                --------------------
          Systems                      |                  Internal Auditing
       Oscar Marquez                   |                   Marcel Mancilla
    --------------------               |                --------------------
                                       |
                                       |
                                       |
   --------------------                |
     General Counsel   ----------------|
     Cristian Aninat                   |
  --------------------                 |
                                       |
---------------------------------------|
|                                      |
|  Business Areas                      |
|                                      |
|                                      |
|-------------------------     -------------------      ---------------------
| Corporate Communications        Consumers and         Mobile Communications
|    (Telefonica Data)           Small Businesses          (Telefonica Movil)
|     Ricardo Majluf               Velko Petric             Jose Moles
|-------------------------     -------------------      ---------------------
|
|Support Areas
|
|                           --------------------------
|-------------------------- Customer Service and Sales
|                                  Diego Barros
|                           --------------------------
|
|
|                           --------------------------
|--------------------------      Network Services
                                Franco Faccilongo
                            --------------------------


                                      2002 Annual Report Telefonica CTC Chile_63


-----------------------------------------------------------------------------------------
SENIOR EXECUTIVES
-----------------------------------------------------------------------------------------

Claudio Munoz Zuniga          Chief Executive Officer
                              Civil Industrial Engineer, Universidad de Chile


Management Areas
Cristian Aninat Salas         General Counsel
                              Attorney-at-Law, Universidad Catolica de Chile


Julio Covarrubias Fernandez   Chief Financial Officer and General Manager of t-gestiona
                              Civil Industrial Engineer, Universidad Catolica de Chile
                              MBA, Cornell University, USA


Mauricio Malbran Hourton      Corporate Manager, Human Resources
                              Civil Electrical Engineer, Universidad de Chile


Marcel Mancilla Bravo         Corporate Manager, Internal Auditing
                              General Accountant, Universidad de Chile


Oscar Marquez Benavides       Corporate Manager, Systems
                              Civil Electrical Engineer, Universidad Federico Santa Maria


Humberto Soto Velasco         Corporate Manager, Regulation
                              Civil Electrical Engineer, Universidad de Chile


Rafael Zamora Sanhueza        Corporate Manager, Planning and Control
                              Civil Industrial Engineer, Universidad de Chile
                              Masters Degree in Industrial Engineering, Universidad de Chile

--------------------------------------------------------------------------------------------

64_Telefonica CTC Chile  2002 Annual Report

                                                                       [GRAPHIC]


--------------------------------------------------------------------------------------------
Business Areas
--------------------------------------------------------------------------------------------

Velko Petric Cabrales     Corporate Manager, Consumer and Small Business Communications
                          Civil Industrial Engineer, Universidad Catolica de Chile


Ricardo Majluf Sapag      General Manager, Telefonica Data and Telefonica Empresas
                          Civil Industrial Engineer, Universidad Catolica de Chile


Jose Moles Valenzuela     General Manager, Telefonica Movil
                          Industrial Engineer, Universidad Politecnica de Barcelona
                          MBA, Deusto University, Spain


Support Areas
Diego Barros Aspillaga    Corporate Manager, Customer Service and Sales
                          Civil Electrical Engineer, Universidad Catolica de Chile


Franco Faccilongo Forno   Corporate Manager, Network Services
                          Civil Electronic Engineer, Universidad Federico Santa Maria
                          Masters Degree in Sciences, Imperial College of London
--------------------------------------------------------------------------------------------

                                     2002 Annual Report  Telefonica CTC Chile_65

[GRAPHIC]


Management Compensation and Incentive Plans

Management Compensation
Executives of the Company and its subsidiaries, including General Managers, Corporate Managers and Area Managers, received gross compensation including bonuses in the aggregate amount of Ch$7,937.6 million (US$11.0 million). In addition, during the 2002 fiscal year, executives of the Company and its subsidiaries received severance indemnities in the aggregate amount of Ch$762.8 million (US$1.1 million).

Incentive Plans
Telefonica CTC Chile has an annual incentive plan for its executive officers based on the fulfillment of targets, personal performance, and contributions to Company profits.

HUMAN RESOURCES
At December 31, 2002, Telefonica CTC Chile personnel included 2,540 permanent employees at the parent company and 2,031 permanent employees at the subsidiaries. Thus, the Company's total personnel amounted to 4,571 employees.

Following is a breakdown of employees by category:

                             Parent Company   Subsidiaries     Total 2002     Total 2001       Var 02/01
--------------------------------------------------------------------------------------------------------
Managerial and Highly Specialized       166            120            286            390          -26.7%

Direct Supervisors and Specialized      523            445            968          1,298          -25.4%

Professional                            792            946          1,738          2,610          -33.4%

Technical and Operational             1,059            520          1,579          3,422          -53.9%

Total                                 2,540          2,031          4,571          7,720          -40.8%
--------------------------------------------------------------------------------------------------------

66_Telefonica CTC Chile 2002 Annual Report

                                                                       [GRAPHIC]


With the sale of 25% of Sonda S.A. in September 2002, this company ceased to be a subsidiary of Telefonica CTC Chile and the 2,347 Sonda employees were removed from our payroll. This reduction, added to the 1,070 employees who left the Company as part of the restructuring process last October, resulted in a 41% decrease in Company personnel compared to last year.

The number of lines in service per employee at Telefonica CTC Chile grew from 845 at year-end 2001 to 1,058 in December 2002, one of the highest efficiency indicators in the industry in Latin America and worldwide.

In the second quarter of 2002, the Company conducted its collective bargaining process with non-executive employees of CTC S.A. and subsidiaries. Within the normal time frame, an agreement was reached with 1,330 employees, and later, the Company signed contracts with an additional 331 employees. Thus, the total number of signed contracts was 1,661. These collective labor contracts were signed for a period of either two or three years, depending on the workers' union affiliation, and included clauses providing for greater flexibility and ease of adaptation to the labor market. On the other hand, following a legal strike lasting 28 days, a total of 3,445 employees elected to invoke the provisions of Article 369 of the Chilean Labor Code, thus extending their previous contracts for 18 months without a readjustment clause.


Human Resource Development
Based on the results of a 360(o) evaluation process of the Company's executive personnel, implemented in December 2001, a series of workshops was conducted to promote leadership, innovation and communications skills among Company executives. In the 360(o) evaluation process, each executive is evaluated by a group of people, including his superior, coworkers, clients, subordinates and himself. The objective of this process is to receive broader and more objective feedback which can be used to improve current performance. In addition, during 2002 the Company continued to offer programs aimed at strengthening the professional skills of its employees, especially knowledge of new technologies and commercial skills, using on site learning methods as well as e-learning. These workshops and programs resulted in over 110,000 man/hours of training, during 2002.

It is also important to mention that the Company carried out various courses oriented towards the rejoining to the workforce of those employees who left the Company as a result of the restructuring process implemented in October 2002.

The courses and seminars offered covered issues such as rejoining the workforce, entrepreneurship, development of new entrepreneurial initiatives, and early retirement. This resulted in over 50,000 man/hours of training.

The number of lines in service per employee reached 1,058 in December 2002, one of the highest efficiency indicators in the industry in Latin America and worldwide

                                      2002 Annual Report Telefonica CTC Chile_67
                             additional information








68_Telefonica CTC Chile 2002 Annual Report

                                                          Additional Information


Organization of Subsidiaries and Affiliates


                        ---------------------------
                        Telefonica Movil
                        99.9%
                        ---------------------------

                        ---------------------------
                        188 Telefonica Mundo
                        99.2%
                        ---------------------------

                        ---------------------------    ---------------------------
                        Telefonica Empresas            Telefonica Data
                        99.9%                          99.9%
                        ---------------------------    ---------------------------


                        ---------------------------    ---------------------------
                        Isapre Istel                   Comunicaciones Mundiales
                        99.9%                          99.7%
                        ---------------------------    ---------------------------


                        ---------------------------    ---------------------------
                        Globus 120                     Sonda
                        99.9%                          35.0%
                        ---------------------------    ---------------------------


                        ---------------------------    ---------------------------
                        CTC-Equipos                    Telepeajes
                        99.9%                          80.0%
                        ---------------------------    ---------------------------


                        ---------------------------    ---------------------------
                        CTC Internacional              Infoera
                        100.0%                         99.9%
-----------------       ---------------------------    ---------------------------
Telefonica CTC
Chile
-----------------       ---------------------------    ---------------------------   -------------
                        t-gestiona                     Tecnonautica                  Infochile
                        99.9%                          99.9%                         99.9%
                        ---------------------------    ---------------------------   -------------


                        ---------------------------                                  ------------
                        Telemergencia                                                Todocuenta
                        99.7%                                                        90.0%
                        ---------------------------                                  ------------

                        ------------------------------
                        Fundacion Telefonica Chile
                        50.0%
                        ------------------------------

                        ------------------------------
                        Tarjetas Inteligentes
                        20.0%
                        ------------------------------


                        ------------------------------
                        Atento Chile*
                        27.4%
                        ------------------------------


                        ------------------------------
                        Publiguias
                        9.0%
                        ------------------------------


                        ------------------------------
                        TBS Celular Participacoes S.A.
                        2.6%
                        ------------------------------

(*) Telefonica CTC Chile controls 28.84% of Atento Chile through additional participations of its subsidiaries Telefonica Mundo and Telefonica Empresas.


                                      2002 Annual Report Telefonica CTC Chile_69

INFORMATION OF SUBSIDIARIES AND AFFILIATES AND INVESTMENT IN OTHER COMPANIES

General Information
Agreements and contracts: as of December 31, 2002 the Company does not have any commercial agreements or contracts with its subsidiaries or affiliates which materially impact its operations and financial results.

Commercial relations with subsidiaries: the commercial relationships of the Company's subsidiaries and affiliates, with the exception of t-gestiona, are mainly with third parties other than Telefonica CTC Chile, its subsidiaries and affiliates.

Subsidiaries


--------------------------------------------------------------------------------
Telefonica Movil de Chile S.A.
--------------------------------------------------------------------------------
(Telefonica Movil)

Corporate objective:
Setting up, installing, managing, marketing and developing facilities, equipment, systems and terminals for the provision and operation of telecommunications services. Preference will be given to the telecommunications needs in economic and social development centers, in rural and remote locations, and generally in all communities.

Paid-in-capital (in thousands):                                  Ch$199,991,563
Equity interest of Telefonica CTC Chile (direct and indirect):             99.9%
Investment as a percentage of parent company assets:                       7.72%
--------------------------------------------------------------------------------

Board of Directors
-------------------------------------------------------------------------------------------------
Chairman:             Bruno Philippi I.(1)
Directors:            Claudio Munoz Z.(3)         Felix Ivorra C.(6)        Alfonso Ferrari H.(6)
                      Francisco Martinez D.(6)
Alternate Directors:  Andres Concha R.(2)         Raimundo Beca I.          Luis Cid A.(2)
                      Julio Covarrubias F.(4)     Javier Manzanares G.(6)

CEO:                  Jose Moles V. (4)
-------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Compania de Telefonos de Chile - Transmisiones Regionales S.A.
--------------------------------------------------------------------------------
(188 Telefonica Mundo) (Public company inscribed and regulated by the Superintendencia de Valores y Seguros)

Corporate objective:
Setting up, installing, managing, marketing and developing facilities, equipment, systems and terminals for the provision and operation of telecommunications services. Preference will be given to the telecommunications needs in economic and social development centers, in rural and remote locations, and generally in all communities. The company may also provide management or management consulting services in connection with information, communications, and telecommunications networks, systems and services, and generally any other activity permitted under its concession agreement. In addition, the company may participate in academic, union-based, business, or other organizations, institutions, forums and study groups directly or indirectly related to the company's corporate objective. In performing the activities falling within its corporate objective, the company may act either abroad or domestically at the local or national level, either directly or indirectly through a majority or minority interest in third parties, whether companies or other legal entities having a similar or identical objective, and either on its own behalf or for third parties.

Paid-in-capital (in thousands):                                   Ch$39,217,063
Equity interest of Telefonica CTC Chile (direct and indirect):             99.2%
Investment as a percentage of parent company assets:                       4.11%

Board of Directors
--------------------------------------------------------------------------------
Chairman:         Bruno Philippi I.(1)
Vice-chairman:    Claudio Munoz Z.(3)
Directors:        Jacinto Diaz S.(2)       Diego Barros A.(4)   Raimundo Beca I.
                  Juan Claro G.(2)         Velko Petric C.(4)
CEO:              Pablo Frias R.(4)
--------------------------------------------------------------------------------

(1) Chairman of the Board of Directors of Telefonica CTC Chile
(2) Director of Telefonica CTC Chile
(3) Chief Executive Officer of Telefonica CTC Chile
(4) Executive Officer of Telefonica CTC Chile
(5) Secretary of the Board of Directors of Telefonica CTC Chile
(6) Executive Officer of the Telefonica Group


70_Telefonica CTC Chile 2002 Annual Report

--------------------------------------------------------------------------------
Telefonica Empresas CTC Chile S.A.
--------------------------------------------------------------------------------
(Telefonica Empresas)

Corporate objective:
Providing, developing and marketing all manner of general telecommunications, computer, and business processing services and/or marketing all manner of in-house or third-party telecommunications and/or computer products and equipment; and buying, selling, installing and/or operating, leasing, importing and exporting equipment, materials, components, accessories or any other telecommunications- or computer-related item on its own behalf or for third parties. In addition, the company may, either individually or with third parties, operate any business in connection with fixed or mobile telecommunications, data transmission, computer, television, electronic data intermediation and other electronic messaging services, education and/or training, content development, systems, projects, advisory and/or consulting services, and design, assembly and/or development of facilities, equipment and systems for operating services aimed at providing access or connectivity to local, national, international or universal networks over the Internet or through other existing or future technologies.

Paid-in-capital (in thousands):                                   Ch$46,510,249
Equity interest of Telefonica CTC Chile (direct and indirect):             99.9%
Investment as a percentage of parent company assets:                       2.18%

Board of Directors
--------------------------------------------------------------------------------
Chairman:   Bruno Philippi I.(1)
Directors:  Rafael Zamora S.(4)   Fernando Bustamante H.(2) Claudio Munoz Z.(3)
            Vacant

CEO:        Ricardo Majluf S. (4)
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Telefonica Data Chile S.A.
--------------------------------------------------------------------------------
(Telefonica Data)

Corporate objective:
Performing any and all industrial, commercial or other acts, contracts, services and business activities directly or indirectly related to any telecommunications medium, whether domestically or abroad, particularly activities relating to the provision, operation and marketing of public data transmission services. The company may also provide outsourcing services aimed at securing access or connectivity to local, national or international networks over the Internet or through other technologies.

Paid-in-capital (in thousands):                                    Ch$4,354,940
Equity interest of Telefonica CTC Chile  (direct and indirect):            99.9%

Board of Directors
--------------------------------------------------------------------------------
Chairman:   Bruno Philippi I.(1)
Directors:  Claudio Munoz Z.(3)   Rafael Zamora S.(4) Fernando Bustamante H. (2)
            Mateo Budinich D.(6)

CEO:        Ricardo Majluf S.(4)
--------------------------------------------------------------------------------

(1) Chairman of the Board of Directors of Telefonica CTC Chile
(2) Director of Telefonica CTC Chile
(3) Chief Executive Officer of Telefonica CTC Chile
(4) Executive Officer of Telefonica CTC Chile
(5) Secretary of the Board of Directors of Telefonica CTC Chile
(6) Executive Officer of the Telefonica Group


                                     2002 Annual Report  Telefonica CTC Chile_71

--------------------------------------------------------------------------------
Compania de Telecomunicaciones de Chile - Isapre S.A.
--------------------------------------------------------------------------------
(Isapre Istel)

Corporate objective:
The company's sole objective and activity is financing or directly providing health benefits, and performing any activity related or supplementary thereto, pursuant to Article 22 of Law 18,933.

Paid-in-capital (in thousands):                                    Ch$1,315,066
Equity interest of Telefonica CTC Chile (direct and indirect):             99.9%
Investment as a percentage of parent company assets:                       0.02%

Board of Directors
--------------------------------------------------------------------------------
Chairman:  Bruno Philippi I.(1)
Directors: Claudio Munoz Z.(3)   Julio Covarrubias F.(4)     Oscar Marquez B.(4)
           Vacant

CEO:       Ines Naddaf J.(4)


--------------------------------------------------------------------------------
Globus 120 S.A.
--------------------------------------------------------------------------------
(Globus) (Public company inscribed and regulated by the Superintendencia de Valores y Seguros)

Corporate objective:
Performing any and all acts, contracts, services and business activities related to telecommunications services either domestically or abroad. In general, the company provides public and private domestic and international long-distance services.

Paid-in-capital (in thousands):                                      Ch$279,350
Equity interest of Telefonica CTC Chile (direct and indirect):             99.9%
Investment as a percentage of parent company assets:                       0.07%

Board of Directors
--------------------------------------------------------------------------------
Chairman:         Bruno Philippi I.(1)
Vice-chairman:    Claudio Munoz Z.(3)
Directors:        Juan Claro G.(2)       Raimundo Beca I.    Velko Petric C.(4)

CEO:              Manuel Canon P.(4)
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Compania de Telecomunicaciones de Chile - Equipos y Servicios S.A.
--------------------------------------------------------------------------------
(CTC-Equipos)

Corporate objective:
Providing installation, connection, disconnection, maintenance and modification services and similar activities for telecommunications networks, including multimedia networks; and manufacturing, arranging, purchasing, selling, marketing, importing and exporting materials, components, equipment and accessories used for the aforementioned purposes. The company may also issue and make available to the public prepaid and rechargeable multi-use cards for the payment of telephone or other services.

Paid-in-capital (in thousands):                                      Ch$374,761
Equity interest of Telefonica CTC Chile (direct and indirect):             99.9%
Investment as a percentage of parent company assets:                       0.88%

Board of Directors
--------------------------------------------------------------------------------
Chairman:   Bruno Philippi I.(1)
Directors:  Claudio Munoz Z.(3)       Francisco Cabanas G.(6)   Luis Cid A.(2)
            Cristian Aninat S.(4)(5)

CEO:        Velko Petric C. (4)
--------------------------------------------------------------------------------

(1) Chairman of the Board of Directors of Telefonica CTC Chile
(2) Director of Telefonica CTC Chile
(3) Chief Executive Officer of Telefonica CTC Chile
(4) Executive Officer of Telefonica CTC Chile
(5) Secretary of the Board of Directors of Telefonica CTC Chile
(6) Executive Officer of the Telefonica Group

72_Telefonica CTC Chile 2002 Annual Report

--------------------------------------------------------------------------------
CTC Internacional S.A.
--------------------------------------------------------------------------------

Corporate objective:
Foreign investment.

Paid-in-capital (in thousands):                                         Ch$0
Equity interest of Telefonica CTC Chile (direct and indirect):         100.0%
Investment as a percentage of parent company assets:                     0.0%

Directors:  Claudio Munoz Z.(3)    Julio Covarrubias F.(4)   Cecilia Araya C.(4)
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Comunicaciones Mundiales S.A.
--------------------------------------------------------------------------------

Corporate objective:
Setting up, installing, developing, operating, purchasing, leasing and supplying telecommunications systems, including all manner of transmission, broadcast or reception of signs, signals, text, images, sounds or data of any kind through physical lines, radio, electricity, fiber optics or other electromagnetic systems currently in use or to be developed in the future, whether in connection with public or private, domestic or international services.

Paid-in-capital (in thousands):                                      Ch$298,588
Equity interest of Telefonica CTC Chile (direct and indirect):             99.7%

Board of Directors
--------------------------------------------------------------------------------
Chairman:   Claudio Munoz Z.(3)
Directors:  Rafael Zamora S.(4)  Julio Covarrubias F.(4) Francisco Cabanas G.(6)
            Vacant

CEO:        Francisco Zuniga C.(4)
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Telefonica Gestion de Servicios Compartidos Chile S.A.
--------------------------------------------------------------------------------
(t-gestiona)

Corporate objective:
Providing management, administration and advisory services in connection with invoicing, accounting, tax matters, treasury, finance, human resources, real estate management, security, logistics, distribution, technology, and information systems, and generally any other related consulting or advisory services.

Paid-in-capital (in thousands):                                    Ch$1,047,510
Equity interest of Telefonica CTC Chile (direct and indirect):             99.9%
Investment as a percentage of parent company assets:                       0.02%

Board of Directors
--------------------------------------------------------------------------------
Chairman:   Rafael Zamora S.(4)
Directors:  Jose Moles V.(4)     Velko Petric C.(4)         Pedro Anton L.(6)
            Pedro Villar I.(6)   Cristian Aninat S.(4)(5)   Oscar Marquez B.(4)

CEO:        Julio Covarrubias F.(4)
--------------------------------------------------------------------------------

(1) Chairman of the Board of Directors of Telefonica CTC Chile
(2) Director of Telefonica CTC Chile
(3) Chief Executive Officer of Telefonica CTC Chile
(4) Executive Officer of Telefonica CTC Chile
(5) Secretary of the Board of Directors of Telefonica CTC Chile
(6) Executive Officer of the Telefonica Group

                                      2002 Annual Report Telefonica CTC Chile_73

Exhibits shown in the Fundacion Telefonica Art Gallery during 2002


                                    [GRAPHIC]


Selection of works from the National Museum Queen Sofia of Spain, October 9 to December 31, 2002.


                                    [GRAPHIC]


Works of 30 prominent Chilean sculptors, April 5 to June 2, 2002.


                                    [GRAPHIC]


Interdisciplinary exhibit of sculpture, painting and poety, January 1 to March 10, 2002.


                                   [GRAPHIC]


Art and technology exhibit, June 14 to July 21, 2002.


--------------------------------------------------------------------------------
Telefonica Asistencia y Seguridad S.A.
--------------------------------------------------------------------------------
(Telemergencia)

Corporate objective:
Marketing and installing alarm equipment and stations for homes and businesses, providing alarm monitoring service through fixed and mobile communications networks, providing home and business surveillance services by means of mobile response units, and marketing and providing any similar service related to home and business needs.

Paid-in-capital (in thousands):                                    Ch$1,125,000
Equity interest of Telefonica CTC Chile (direct and indirect):            99.67%
Investment as a percentage of parent company assets:                        0.0%

Board of Directors
--------------------------------------------------------------------------------
Chairman:  Claudio Munoz Z.(3)
Directors: Diego Barros A.(4)                   Mauricio Malbran H.(4)

CEO:       Maria Fernandez de Cordoba M.(4)


--------------------------------------------------------------------------------
Administradora de Sistemas de Telepeajes de Chile S.A.
--------------------------------------------------------------------------------
(Telepeajes)

Corporate objective:
Directly or indirectly, on its own behalf or on behalf of third parties, installing, administering, developing and operating electronic, computerized or manual toll collection and similar services on a national and/or international level in connection with urban or intercity road concessions or otherwise.

Paid-in-capital (in thousands):                                      Ch$996,625
Equity interest of Telefonica CTC Chile (direct and indirect):             80.0%

Board of Directors
--------------------------------------------------------------------------------
Chairman:   Alberto Etchegaray A.
Directors:  Ricardo Majluf S.(4)  Francisco Zuniga C.(4)  Raul Ciudad de la Cruz
            Ximena Onate G.       Diego Barros A.(4)      Claudio Munoz Z.(3)

CEO:        Jorge Vizcaya G.(4)
--------------------------------------------------------------------------------

(1) Chairman of the Board of Directors of Telefonica CTC Chile
(2) Director of Telefonica CTC Chile
(3) Chief Executive Officer of Telefonica CTC Chile
(4) Executive Officer of Telefonica CTC Chile
(5) Secretary of the Board of Directors of Telefonica CTC Chile
(6) Executive Officer of the Telefonica Group


74_Telefonica CTC Chile 2002 Annual Report

                                    [GRAPHIC]


Exhibit of sculptures of Osvaldo Pena, January 1 to March 27 2002.


                                    [GRAPHIC]


Exhibit of Chilean poet and artist Nicanor Parra, shown during 2002 in various Chilean cities.


                                    [GRAPHIC]


Exposition of the works of a group of blind persons, August 14 to September 29, 2002.


                                    [GRAPHIC]


Exposition "50 years in Retrospect: Ricardo Yrarrazaval", July 31 to September 29, 2002.

--------------------------------------------------------------------------------
Fundacion Telefonica Chile
--------------------------------------------------------------------------------

Corporate objective:
Contributing to improving the living conditions of the most vulnerable social groups, such as children, the elderly or the handicapped, by studying and developing social and health telecommunications applications. Encouraging the development of education and equal opportunity by applying new information technologies to the learning process. Contributing to information programs as part of the learning process. Contributing to development programs aimed at the most disadvantaged members of society and organized by highly reputable non-profit institutions active in the community in which such programs are conducted. Contributing to, conducting and promoting research, development and dissemination of science, technology, culture and art.

Paid-in-capital (in thousands):                                      Ch$400,928
Equity interest of Telefonica CTC Chile (direct and indirect):             50.0%
Investment as a percentage of parent company assets:                       0.01%

Board of Directors
-----------------------------------------------------------------------------------------------------
Chairman:            Bruno Philippi I.(1)
Executive Director:  Francisco Aylwin O.(4)
Directors:           Claudio Munoz Z.(3)        Pedro Villar I.(6)       Jorge Martina A.(6)
                     Juan Claro G. (2)          Arturo Fontaine T.       David Gallagher P.
                     Alberto Etchegaray A.      Fernando Labad S.(6)     Fernando Villalonga C. (6)
                     Maria Antonia Juste P.(6)
-----------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Desarrollo de Servicios de Informacion S.A.
--------------------------------------------------------------------------------
(Infoera S.A.)

Corporate objective:
Creating, providing, importing, exporting, maintaining, marketing and distributing electronic data services, goods, products and media, as well as providing training and advisory services and otherwise engaging in related activities.

Paid-in-capital (in thousands):                                    Ch$1,464,833
Equity interest of Telefonica CTC Chile (direct and indirect):            99.99%

Board of Directors
--------------------------------------------------------------------------------
Chairman:   Claudio Munoz Z.(3)
Directors:  Julio Covarrubias F.(4)  Rafael Zamora S.(4)   Oscar Marquez B. (4)
            Ricardo Majluf S.(4)     Vacant  Vacant

CEO:        Arturo Alba G.(4)
--------------------------------------------------------------------------------

(1) Chairman of the Board of Directors of Telefonica CTC Chile
(2) Director of Telefonica CTC Chile
(3) Chief Executive Officer of Telefonica CTC Chile
(4) Executive Officer of Telefonica CTC Chile
(5) Secretary of the Board of Directors of Telefonica CTC Chile
(6) Executive Officer of the Telefonica Group

                                     2002 Annual Report  Telefonica CTC Chile_75

--------------------------------------------------------------------------------
Tecnonautica S.A.
--------------------------------------------------------------------------------

Corporate objective:
Providing computer, multimedia, network, information system, and content structuring design, development, management, training, advisory and consulting services aimed at developing innovation capabilities and skills in organizations and individuals; marketing goods and services over the Internet or through other media; and generally performing any acts, agreements or contracts directly or indirectly relating to its line of business.

Paid-in-capital (in thousands):                                    Ch$2,316,741
Equity interest of Telefonica CTC Chile (direct and indirect):            99.99%

Board of Directors
--------------------------------------------------------------------------------
Chairman:    Claudio Munoz Z.(3)
Directors:   Ricardo Majluf S.(4)   Oscar Marquez B.(4)     Rafael Zamora S. (4)
             Vacant

CEO:         Arturo Alba G. (4)
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Infochile S.A.
--------------------------------------------------------------------------------

Corporate objective:
Providing services and products in the area of information and content technology, marketing such services and products on its own behalf or for third parties, providing technological support platforms for commerce involving companies, organizations and individuals with a view to coordinating supply and demand within Chile or abroad. Providing computer, multimedia, network, and information system design, development, management, training, advisory and consulting services. Designing and building content aimed at developing innovative capabilities and skills in organizations and individuals.

Paid-in-capital (in thousands):                                    Ch$1,369,320
Equity interest of Telefonica CTC Chile (direct and indirect):            99.99%

Board of Directors
--------------------------------------------------------------------------------
Chairman:   Claudio Munoz Z.(3)
Directors:  Rafael Zamora S.(4)   Julio Covarrubias F.(4)  Ricardo Majluf S. (4)
            Oscar Marquez B.(4)   Jorge Falaha H.(4)       Vacant

CEO:        Arturo Alba G. 4)
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Portal de Pagos e Informacion S.A.
--------------------------------------------------------------------------------
(Todocuenta)

Corporate objective:
Operating technological systems and equipment for telectronic payment of documents.

Paid-in-capital (in thousands):                                      Ch$332,626
Equity interest of Telefonica CTC Chile (direct and indirect):             90.0%

Board of Directors
--------------------------------------------------------------------------------
Chairman:   Claudio Munoz Z.(3)
Directors:  Rafael Zamora S.(4)      Oscar Marquez B.(4)

CEO:        Leonardo Diaz R.(4)
--------------------------------------------------------------------------------

(1) Chairman of the Board of Directors of Telefonica CTC Chile
(2) Director of Telefonica CTC Chile
(3) Chief Executive Officer of Telefonica CTC Chile
(4) Executive Officer of Telefonica CTC Chile
(5) Secretary of the Board of Directors of Telefonica CTC Chile
(6) Executive Officer of the Telefonica Group

76_Telefonica CTC Chile  2002 Annual Report

                                                                       [GRAPHIC]



Affiliates

--------------------------------------------------------------------------------
Empresa de Tarjetas Inteligentes S.A.
--------------------------------------------------------------------------------
(Tarjetas Inteligentes)

Corporate objective:
Providing services associated with smart cards, other than those related to the sourcing of electronic funds, by operating and generally administering the system as well as its technological infrastructure and platform, its business policies, and its operating procedures, and developing financial and non-financial applications for smart cards, including telecommunications, certifying such applications, and conducting marketing and promotion, training, support, and international brand name-related activities.

Paid-in-capital (in thousands):                                    Ch$1,268,010
Equity interest of Telefonica CTC Chile (direct and indirect):             20.0%
Investment as a percentage of the assets of Telefonica CTC Chile:         0.004%

Board of Directors
--------------------------------------------------------------------------------
Chairman:   Luis Alberto Rojas L.
Directors:  Cecilia Gutierrez M.      Roberto Bustos K.     Ingrid Kollner O.
            Juan Carlos Moller M.     Eduardo Sturla M.     Ricardo Majluf S.(4)

CEO:        Fernando Casasbellas G.
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
Atento Chile S.A.
--------------------------------------------------------------------------------

Corporate objective:
Providing all manner of marketing services, particularly any type of call center services, whether for its own or for third-party customers, by means of operators and any other existing or future means, whether proprietary or third-party, as well as developing staff training and consulting services in all related fields. The company may also develop, process and administer its own or third-party databases, and may implement, combine, improve or use any communications media it deems appropriate and generally take any legal action necessary or relevant to accomplish its corporate objective. This objective may be pursued directly and/or through subsidiaries or associated companies.

Paid-in-capital (in thousands):                                   Ch$11,127,939
Equity interest of Telefonica CTC Chile (direct and indirect):            28.84%
Investment as a percentage of the assets of Telefonica CTC Chile:           0.1%

Board of Directors
--------------------------------------------------------------------------------
Chairman:   Alberto Horcajo A.(6)
Directors:  Pedro Villar I.(6)    Ainhoa Santamaria B.     Claudio Munoz Z.(3)
            Enrico Gatti S.(6)

Alternates: Felipe Tomic E.(6)    Vacant                   Paola Sirandoni J.(6)
            Bruno Philippi I.(1)  Jose Fernando Ontiveros B.(6)

CEO:        Pedro Villar I.(6)
--------------------------------------------------------------------------------

(1) Chairman of the Board of Directors of Telefonica CTC Chile
(2) Director of Telefonica CTC Chile
(3) Chief Executive Officer of Telefonica CTC Chile
(4) Executive Officer of Telefonica CTC Chile
(5) Secretary of the Board of Directors of Telefonica CTC Chile
(6) Executive Officer of the Telefonica Group

                                     2002 Annual Report  Telefonica CTC Chile_77

--------------------------------------------------------------------------------
Sonda S.A.
--------------------------------------------------------------------------------

Corporate objective:
Providing computer services, including traditional processing and outsourcing services, system integration and the development of solutions, hardware and software marketing, and the corresponding installation, maintenance and support services.

Paid-in-capital (in thousands):                                   Ch$23,915,288
Equity interest of Telefonica CTC Chile (direct and indirect):             35.0%

Board of Directors
--------------------------------------------------------------------------------
Chairman:   Andres Navarro H.
Directors:  Claudio Munoz Z.(3)  Rafael Zamora S.(4)           Claudio Orrego L.
            Rafael Osorio P.     Pablo Navarro H.              Mario Pavon R.
            Daniel Silva S.

CEO:        Mario Pavon R.
--------------------------------------------------------------------------------

Sonda S.A. has the following subsidiaries:

Subsidiary                                             Tax ID               %
--------------------------------------------------------------------------------
Logica S.A                                       95.191.000-7           87.99
Servicios Educacionales SONDA S.A.               78.072.130-8           89.55
Tecnopolis S.A.                                  96.590.960-5          100.00
SONDA Internacional S.A.                         78.214.420-0          100.00
SONDA Sistemas Gestion Ltda.                     78.249.750-2          100.00
SONDA Bancos S.A.                                78.534.270-4          100.00
Factoring General S.A                            96.803.810-9           97.06
Infopyme S.A.                                    96.527.020-5           99.00
Activos Financieros S.A.                         96.858.720-K           80.00
Asicom Internacional S.A.                        96.572.460-5          100.00
BAC Servicios Computacionales Ltda.              79.900.420-8           50.10
Setco S.A.(Uruguay)                                   Foreign          100.00
SONDA del Peru. S.A. (Peru)                           Foreign          100.00
SONDA Guatemala S.A. (Guatemala)                      Foreign           51.00
SONDA Venezuela S.A. (Venezuela)                      Foreign          100.00
Westham S.A. de C.V. (Mexico)                         Foreign          100.00
SONDA Colombia S.A. (Colombia)                        Foreign          100.00
SONDA Computacion S.A. (Argentina)                    Foreign          100.00
Westham Trade Corp. (USA)                             Foreign          100.00
SONDA Uruguay S.A. (Uruguay)                          Foreign          100.00
SONDA del Ecuador EcuaSONDA S.A. (Ecuador)            Foreign          100.00
SONDA do Brasil Ltda. (Brazil)                        Foreign           85.00
--------------------------------------------------------------------------------

Investment in Other Companies

--------------------------------------------------------------------------------
Impresora y Comercial Publiguias S.A.
--------------------------------------------------------------------------------
(Publiguias)

Principal activity:
Operating the directory business, including telephone directories and Yellow Pages.

Equity interest of Telefonica CTC Chile (direct and indirect):          9.0%
Investment as a percentage of the assets of Telefonica CTC Chile:      0.09%
--------------------------------------------------------------------------------

(1) Chairman of the Board of Directors of Telefonica CTC Chile
(2) Director of Telefonica CTC Chile
(3) Chief Executive Officer of Telefonica CTC Chile
(4) Executive Officer of Telefonica CTC Chile
(5) Secretary of the Board of Directors of Telefonica CTC Chile
(6) Executive Officer of the Telefonica Group


78_Telefonica CTC Chile 2002 Annual Report

--------------------------------------------------------------------------------
TBS Celular Participacoes S.A.
--------------------------------------------------------------------------------

Principal activity:
The primary objective and activity of the company is to hold the shares of Compania Riograndense de Telecomunicaciones (CRT) purchased during the international bidding process conducted pursuant to Edital COD 04/96 or any other shares that may be offered in the future, and to perform any and all activities pertaining to the management of CRT, as well as to acquire an interest in other companies, as partner or shareholder, in connection with its primary activities.

Equity interest of Telefonica CTC Chile (direct and indirect):          2.6%
Investment as a percentage of  the assets of Telefonica CTC Chile:     0.19%
--------------------------------------------------------------------------------


MATERIAL EVENTS

Reporting Requirements:

In accordance with the provisions of Article 9 and Article 10, subparagraph two, of Law 18,045 and of Section II, letter B, of General Regulation No. 30 issued by the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission), transcribed below are the Material Events reported to the aforementioned Commission in 2002.

Material Events of Compania de Telecomunicaciones de Chile S.A.

Suspension of Payment of February 2002 Interim Dividend
In a January 10, 2002 meeting, the Board of Directors of Compania de Telecomunicaciones de Chile S.A. resolved to suspend payment of the third interim dividend for February 2002 due to accumulated losses amounting to Ch$9,392 million at September 30, 2001.

Reported to the Superintendencia de Valores y Seguros on January 24, 2002.

Lawsuit against the State of Chile
By unanimous decision of the Board of Directors, adopted at a meeting held on March 7, 2002, Compania de Telecomunicaciones de Chile S.A. filed a civil lawsuit for damages against the State of Chile on March 12, 2002.

The lawsuit alleges serious ilegallities and errors in calculation and improper application of economic criteria in Decree No. 187, which regulates the tariffs of Compania de Telecomunicaciones de Chile S.A. ("The Company") for the 1999-2004 period. In particular, such errors relate to the following: a decrease in technical investment costs; an unfounded decrease in taxable costs as a result of applying the wrong depreciation methodology; a reduction in the delinquency rate for calls from fixed to mobile networks; failure to consider the cost of editing, printing and free distribution of the White Pages telephone directories; and an error in setting the fixed charges for telephone line service, all of which have resulted in serious losses to the Company.

The total amount of claimed damages is Ch$181,038,411,056 (roughly equivalent to US$ 274 million), which includes losses incurred and yet to be incurred by the Company as a result of the application of the Tariff Decree until May 2004.

Reported to the Superintendencia de Valores y Seguros on March 12, 2002.

Sale of 25% Stake in Sonda S.A.
On September 26, 2002, Compania de Telecomunicaciones de Chile S.A. (hereinafter referred to as "Telefonica CTC Chile"), through its subsidiary Telefonica Empresas CTC Chile S.A. (hereinafter "Telefonica Empresas"), sold and transferred a 25% interest in Sonda S.A. (hereinafter "Sonda") for Ch$27,921 million (approximately US$ 37.5 million) in cash. Eleven percent was sold to Inversiones Pacifico II Limitada, which currently owns 30% of Sonda, and fourteen percent was sold to Inversiones Santa Isabel


                                      2002 Annual Report Telefonica CTC Chile_79

Limitada (hereinafter "Santa Isabel"); both companies are related to Andres Navarro, founder of Sonda, who now controls Sonda with 65%, while Telefonica Empresas retains the remaining 35%.

On the same date, Telefonica Empresas executed an agreement with Santa Isabel whereby Telefonica Empresas was given a put option on its 35% stake in Sonda. The put is exercisable in July 2005 at the book value of the investment as of June 30, 2005 plus a UF142,021 (approximately US$3.1 million) premium, subject to a UF2,048,885 (approximately US$45.2 million) minimum price. Pursuant to this agreement, Santa Isabel holds a call option for the aforementioned 35% of Sonda that is exercisable in August 2005 under the same terms as set forth above.

Moreover, Santa Isabel may anticipate the exercise of the call option to July 2003, at book value as of June 30, 2003 plus a UF96,000 (approximately US$2.1 million) premium, subject to a UF1,983,185 (approximately US$43.8 million) minimum price, or in July 2004 at book value as of June 30, 2004 plus a UF119,000 (approximately US$2.6 million) premium, subject to a UF2,003,260 (approximately US$44.2 million) minimum price.

To secure full and timely performance under the option agreement, Santa Isabel furnished performance bonds in the form of bank certificates of deposit in favor of Telefonica Empresas.

As a result of this transaction, Telefonica CTC Chile recorded the following extraordinary items in the third quarter of 2002:

(i) Nonrecurring income of Ch$6,788 million (US$9.1 million) resulting from the sale of 25% of Sonda at a price higher than book value, by way of a control premium.
(ii) A one-time charge of Ch$8,884 million (US$11.9 million) for the proportion of goodwill corresponding to the 25% stake in Sonda, which was being amortized over a 7-year period.

In addition, as of September 30, 2002, as a result of no longer having a majority interest in or management control of Sonda, the financial statements of Telefonica CTC Chile will only recognize 35% of the net profit or loss of Sonda as its proportional equity participation.

Telefonica CTC Chile will continue to amortize goodwill on the 35% interest in Sonda that it continues to hold. The goodwill amount to be amortized totals approximately Ch$12,438 million (US$16.7 million). This amount will, after deducting the UF142,021 (approximately US$3.1 million) premium, be amortized over a period of 34 months. In the event that Andres Navarro exercises his call option early, a one-time charge will be made to the profit and loss account of approximately Ch$9,000 million (US$12.1 million) if said option is exercised in July 2003, or of approximately Ch$5,600 million (US$7.5 million) if it is exercised in July 2004. If the option is exercised in July 2005, the Company considers that there will be no material effect on results.

The sale of Sonda is in line with Telefonica CTC Chile's interest to focus its investments on assets that are essential to the development of the telecommunications business.

Reported to the Superintendencia de Valores y Seguros on September 30, 2002.

Material Events of Compania de Telefonos de Chile - Transmisiones Regionales S.A. Change of CEO of Compania de Telefonos de Chile
-   Transmisiones Regionales

The Board of Directors of the Company, at a meeting held on October 25, 2002, agreed:

To accept the resignation of the CEO, Mr. Velko Petric Cabrales, and appoint Mr. Pablo Frias Rillon as the new CEO.

Reported to the Superintendencia de Valores y Seguros on October 25, 2002

Material Events Globus 120 S.A.
Change of CEO of Globus 120 S.A.

The Board of Directors of the Company, at a meeting held on October 25, 2002, agreed:

To accept the resignation of the CEO, Mr. Pablo Frias Rillon, and appoint Mr. Manuel Canon Pino as the new CEO.

Reported to the Superintendencia de Valores y Seguros on October 25, 2002.


80_Telefonica CTC Chile  2002 Annual Report

Declaration of Responsibility

The Directors and the CEO of Compania de Telecomunicaciones de Chile S.A. who subscribe this declaration, become responsible, under oath, with respect to the veracity of the information provided in this Annual Report, in accordance with Capital Markets Law N(o) 18,045 and General Regulation N(o) 129 issued by the Superintendencia de Valores y Seguros (Chilean Securities and Exchange Commission).


         /s/ Bruno Philippi
         ------------------------------
         Mr. Bruno Philippi Irarrazabal        Mr. Antonio Viana-Baptista
                  Chairman                          Alternate Director


         Mr. Jacinto Diaz Sanchez              Mr. Juan Claro Gonzalez
               Vice Chairman                       Alternate Director


         /s/ Andres Concha Rodriguez
         ------------------------------
         Mr. Andres Concha Rodriguez          Mr. Juan Carlos Ros Brugueras
                Director                            Alternate Director


         /s/ Fernando Bustamante Huerta
         ------------------------------
         Mr. Fernando Bustamante Huerta       Mr. Guillermo Fernandez Vidal
                    Director                         Alternate Director


         /s/ Felipe Montt Fuenzalida          /s/ Sergio Badiola Broberg
         ------------------------------       ------------------------------
         Mr. Felipe Montt Fuenzalida          Mr. Sergio Badiola Broberg
                 Director                           Alternate Director


         /s/ Nicolas Majluf Sapag            /s/ Augusto Iglesias Palau
         ------------------------------      --------------------------
         Mr. Nicolas Majluf Sapag             Mr. Augusto Iglesias Palau
                 Director                           Alternate Director


         /s/ Luis Cid Alonso
         ------------------------------
         Mr. Luis Cid Alonso                  Mr. Alfonso Ferrari Herrero
               Director                             Alternate Director


         /s/ Claudio Munoz Zuniga
         ------------------------------
         Mr. Claudio Munoz Zuniga
         Chief Executive Officer


                                      2002 Annual Report Telefonica CTC Chile_81

                                [GRAPHIC OMITTED]








82_Telefonica CTC Chile  2002 Annual Report
                                              report on the financial statements
                                  for the years ended December 31, 2002 and 2001


                                      2002 Annual Report Telefonica CTC Chile_83
consolidated financial statements
for the years ended December 31, 2002 and 2001

CONTENTS

Independent Auditors' Report
Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Analysis of the Consolidated Financial Statements


ThCh$: Thousands of Chilean pesos
UF: Unidad de Fomento, inflation-indexed peso denominated monetary unit in Chile.


84_Telefonica CTC Chile 2002 Annual Report

Compania de Telecomunicaciones de Chile S.A. and Subsidiaries
Independent Auditors' Report

Deloitte & Touche

To the Shareholders of
Compania de Telecomunicaciones de Chile S.A.:



We have audited the accompanying consolidated balance sheet of Compania de Telecomunicaciones de Chile S.A. and subsidiaries as of December 31, 2002 and the related consolidated statements of income and of cash flows for the year then ended. These financial statements (including the related notes) are the responsibility of the management of Compania de Telecomunicaciones de Chile S.A. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Compania de Telecomunicaciones de Chile S.A. and subsidiaries for the year ended December 31, 2001 were audited by other auditors whose report, dated January 21, 2002 (except for note 32, dated January 30, 2002), contained an explanatory paragraph related to the recognition of a loss amounting to ThCh$982,366 (historic) caused by the conversion of monetary assets and liabilities of the subsidiary Sonda Argentina. The accompanying Analysis of the Consolidated Financial Statements is not an integral part of these financial statements, and, therefore, this report does not cover this item.


We conducted our audit in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.


In our opinion, the 2002 consolidated financial statements present fairly, in all material respects, the financial position of Compania de Telecomunicaciones de Chile S.A. and subsidiaries as of December 31, 2002 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Chile.


The accompanying financial statements have been translated into English for the convenience of readers outside Chile.

/s/ Deloitte & Touche

January 27, 2003

                                      2002 Annual Report Telefonica CTC Chile_85

Compania de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2002 and 2001

Assets                                                                                          notes             2002          2001
                                                                                                                 ThCh$         ThCh$
------------------------------------------------------------------------------------------------------------------------------------
Current Assets
Cash                                                                                                        16,842,002    19,323,709
Time deposits                                                                                                2,418,477    11,366,992
Marketable securities (net)                                                                        (4)      76,812,030    60,218,053
Trade accounts receivable (net)                                                                    (5)     206,605,764   251,113,767
Notes receivable (net)                                                                             (5)       6,024,436     5,260,269
Other receivables (net)                                                                            (5)      25,070,611    35,609,281
Notes and accts. receivable from related companies                                               (6 a)      17,113,928     5,581,397
Inventories (net)                                                                                           14,360,380    32,378,241
Recoverable taxes                                                                                           19,060,375    45,633,229
Prepaid expenses                                                                                             8,230,701    11,251,165
Deferred taxes                                                                                   (7 b)      25,188,474    56,581,498
Other current assets                                                                               (8)      28,656,627   122,898,844
Total Current Assets                                                                                       446,383,805   657,216,445
------------------------------------------------------------------------------------------------------------------------------------
Property, Plant and Equipment                                                                      (9)
Land                                                                                                        27,372,131    29,030,587
Constructions and infrastructure works                                                                     183,151,839   197,925,361
Machinery and equipment                                                                                  3,294,876,741 3,235,794,533
Other property, plant and equipment                                                                        393,378,237   446,283,271
Higher value for technical reappraisal of property, plant and equipment                                      9,130,267     9,130,322
Depreciation (less)                                                                                      1,968,865,481 1,794,155,265
Total Property, Plant and Equipment                                                                      1,939,043,734 2,124,008,809
------------------------------------------------------------------------------------------------------------------------------------
Other Assets
Investment in related companies                                                                   (10)      42,455,138    16,313,598
Investment in other companies                                                                                    3,816       684,994
Goodwill                                                                                        (11 a)     179,404,553   210,069,277
Long-term debtors                                                                                  (5)      34,840,257    39,943,715
Notes and accts. Rec. from related companies                                                     (6 a)               -       660,776
Intangibles                                                                                       (12)      32,304,395    16,981,672
Amortization (less)                                                                               (12)       2,631,312     1,592,094
Others                                                                                            (13)      16,568,919    26,013,621
Total Other Assets                                                                                         302,945,766   309,075,559
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                             2,688,373,305 3,090,300,813
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes 1 to 33 are an integral part of these financial statements.


86_Telefonica CTC Chile 2002 Annual Report

Compania de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2002 and 2001

Liabilities                                                                                     notes             2002          2001
                                                                                                                 ThCh$         ThCh$
------------------------------------------------------------------------------------------------------------------------------------
Current Liabilities
Short-term obligations with banks and financial institutions                                      (14)       9,191,446    20,652,113
Short-term portion of long-term obligations with banks and financial institutions                 (14)     146,290,805   112,957,547
Obligations with the public (bonds)                                                               (16)      21,704,239    38,651,152
Long-term obligations maturing within a year                                                                   489,759     1,142,572
Dividends payable                                                                                              209,724       301,445
Accounts payable                                                                                  (33)     149,886,640   205,177,454
Notes payable                                                                                                  173,961       623,100
Other creditors                                                                                              8,101,420    29,698,335
Notes and accounts payable to related companies                                                  (6 b)      11,976,196    17,572,625
Provisions                                                                                        (17)       9,952,190    15,069,037
Withholdings                                                                                                 9,533,601    13,314,056
Unearned income                                                                                              6,963,466     2,653,236
Other current assets                                                                                         4,947,602    33,520,779
Total Current Liabilities                                                                                  379,421,049   491,333,451
------------------------------------------------------------------------------------------------------------------------------------
Long-Term Liabilities
Obligations with banks and financial institutions                                                 (15)     416,567,542   549,111,998
Obligations with the public (bonds)                                                               (16)     512,192,650   567,825,381
Notes and accounts payable to related companies                                                  (6 b)      24,214,112    25,769,951
Other long-term creditors                                                                                    9,246,715    33,366,179
Long-term provisions                                                                              (17)      17,257,252    20,485,428
Long-term deferred taxes                                                                         (7 b)      35,990,681    47,117,652
Other long-term liabilities                                                                                  5,650,989    13,321,005
Total Long-Term Liabilities                                                                              1,021,119,941 1,256,997,594
------------------------------------------------------------------------------------------------------------------------------------
Minority Interest                                                                                 (19)       1,142,263    36,673,275
------------------------------------------------------------------------------------------------------------------------------------
Shareholders' Equity                                                                              (20)
Paid-in capital                                                                                            736,468,120   736,468,120
Share premium                                                                                              114,512,356   114,512,356
Other reserves                                                                                               1,924,736     1,582,766
Retained earnings                                                                                          433,784,840   452,733,251
Accumulated earnings                                                                                       451,465,216   448,881,060
Net (Loss) income for the year                                                                             (17,680,376)    4,235,008
Accum. deficit development period - subsidiary (less)                                                                -       382,817
Total Shareholders' Equity                                                                               1,286,690,052 1,305,296,493
------------------------------------------------------------------------------------------------------------------------------------
Total Liabilities & Shareholders' Equity                                                                 2,688,373,305 3,090,300,813
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes 1 to 33 are an integral part of these financial statements.


                                      2002 Annual Report Telefonica CTC Chile_87

Compania de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Statements of Income

For the years ended as of December 31, 2002 and 2001

Operating income                                                                               notes           2002            2001
                                                                                                              ThCh$           ThCh$
-----------------------------------------------------------------------------------------------------------------------------------
Operating revenues                                                                                      863,148,681     920,034,653
Operating costs (less)                                                                                  602,236,149     647,194,118
Gross Margin                                                                                  (21 a)    260,912,532     272,840,535
-----------------------------------------------------------------------------------------------------------------------------------
Administration and selling expenses (less)                                                              130,414,461     131,364,109
Operating Income                                                                                        130,498,071     141,476,426
-----------------------------------------------------------------------------------------------------------------------------------
Non-Operating Income
Financial income                                                                                         16,691,456      18,742,454
Net income from investments in related companies                                                (10)      2,465,491       1,140,091
Other non-operating income                                                                    (21 b)     13,221,524      15,572,055
Loss from investments in related companies (less)                                               (10)        110,112         528,262
Amortization of goodwill (less)                                                               (11 a)     24,661,893      16,211,090
Financial expenses (less)                                                                                81,472,292      96,254,647
Other non-operating expenses (less)                                                           (21 c)     37,879,947      45,132,039
Price-level restatement                                                                         (22)     (6,164,777)        303,171
Exchange differences                                                                            (23)     (2,788,424)      1,828,210
Non-Operating Income                                                                                   (120,698,974)   (120,540,057)
-----------------------------------------------------------------------------------------------------------------------------------
Income before Income Tax                                                                                  9,799,097      20,936,369
Income tax                                                                                     (7 c)    (26,716,776)    (11,769,028)
Consolidated Income                                                                                     (16,917,679)      9,167,341
Minority interest                                                                               (19)       (762,697)     (4,938,518)
Net (Loss) Income                                                                                       (17,680,376)      4,228,823
Amortization of negative goodwill                                                              (11b)              -           6,185
-----------------------------------------------------------------------------------------------------------------------------------
Net (Loss) Income for the year                                                                          (17,680,376)      4,235,008
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes 1 to 33 are an integral part of these financial statements.


88_Telefonica CTC Chile 2002 Annual Report

Compania de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended as of December 31, 2002 and 2001


                                                                                                               2002            2001
                                                                                                              ThCh$           ThCh$
-----------------------------------------------------------------------------------------------------------------------------------
Net cash flows from operating activities                                                                324,595,006     356,286,169
-----------------------------------------------------------------------------------------------------------------------------------
Net (Loss) income for the year                                                                          (17,680,376)      4,235,008
Loss from sale of assets                                                                                 (7,760,553)     (1,120,209)
-----------------------------------------------------------------------------------------------------------------------------------
Loss on sale of property, plant and equipment                                                               111,365         537,199
Gain from sale of investments (less)                                                                      7,871,918       1,657,408
Charges (credits) to income that do not represent cash flows                                            357,798,962     330,625,695
-----------------------------------------------------------------------------------------------------------------------------------
Depreciation for the year                                                                               262,734,333     256,651,873
Amortization of intangibles                                                                               1,012,746         528,704
Provisions and write offs                                                                                30,367,332      22,848,177
Net income from investments in related companies (less)                                                   2,465,491       1,140,091
Loss from investments in related companies                                                                  110,112         528,262
Amortization of goodwill                                                                                 24,661,893      16,211,090
Amortization of negative goodwill (less)                                                                          -           6,185
Price-level restatement                                                                                   6,164,777      (1,828,211)
Exchange differences                                                                                      2,788,424        (303,170)
Other credits to income that do not represent cash flows (less)                                          19,956,999      20,088,021
Other charges to income that do not represent cash flows                                                 52,381,835      57,223,267
Changes in assets that affect cash flows (increase) decrease                                             78,165,522      27,407,830
-----------------------------------------------------------------------------------------------------------------------------------
Trade accounts receivable                                                                               (25,117,165)    (65,495,850)
Inventories                                                                                              11,235,203      (3,106,614)
Other assets                                                                                             92,047,484      96,010,294
Changes in liabilities that affect cash flows increase (decrease)                                       (86,691,246)     (9,800,673)
-----------------------------------------------------------------------------------------------------------------------------------
Accounts payable related to operating income                                                            (49,408,390)     37,886,619
Interest payable                                                                                         (1,159,320)     (1,788,577)
Income taxes payable (net)                                                                               14,669,367     (13,535,443)
Other accounts payable related to non-operating income                                                  (50,426,638)    (11,352,975)
V.A.T. and other similar taxes payable                                                                     (366,265)    (21,010,297)
Net income of minority interest                                                                             762,697       4,938,518
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes 1 to 33 are an integral part of these financial statements.

                                      2002 Annual Report Telefonica CTC Chile_89

Compania de Telecomunicaciones de Chile S.A. and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended as of December 31, 2002 and 2001


                                                                                                               2002            2001
                                                                                                              ThCh$           ThCh$
-----------------------------------------------------------------------------------------------------------------------------------
Net negative cash flows from financing activities                                                      (253,915,390)   (248,144,498)
-----------------------------------------------------------------------------------------------------------------------------------
Proceeds from loans                                                                                      13,815,654      27,192,366
Other sources of financing                                                                                1,674,004         712,887
Dividends paid (less)                                                                                     1,356,091              --
Loans paid (less)                                                                                       142,348,687     249,186,767
Obligations with the public paid (less)                                                                 115,634,382      21,873,221
Payment of other loans from related companies (less)                                                     10,065,888              --
Other financing disbursements (less)                                                                             --       4,989,763
Net negative cash flows from investment activities                                                     (134,417,139)   (151,928,368)
-----------------------------------------------------------------------------------------------------------------------------------
Sale of property, plant and equipment                                                                       730,269         336,056
Sale of permanent investments                                                                            28,367,432       4,499,333
Sale of other investments                                                                                        --      14,241,266
Other investment income                                                                                     159,107         158,268
Purchase of property, plant and equipment (less)                                                         99,305,590     127,427,226
Capitalized interest paid (less)                                                                          4,348,983      15,470,463
Permanent investments (less)                                                                                119,892       7,034,515
Investments in financial instruments (less)                                                              30,170,262       8,578,810
Documented loans to related companies (less)                                                                     --      10,401,145
Other investment disbursements (less)                                                                    29,729,220       2,251,132
Net cash flows used for the year                                                                        (63,737,523)    (43,786,697)
-----------------------------------------------------------------------------------------------------------------------------------
Effect of inflation on cash and cash equivalents                                                         (2,244,307)     (5,501,858)
-----------------------------------------------------------------------------------------------------------------------------------
Net cash and cash equivalents used                                                                      (65,981,830)    (49,288,555)
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents beginning of year                                                              86,884,886     136,173,441
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents end of year                                                                    20,903,056      86,884,886
-----------------------------------------------------------------------------------------------------------------------------------


The accompanying notes 1 to 33 are an integral part of these financial statements.


90_Telefonica CTC Chile 2002 Annual Report

Compania de Telecomunicaciones de Chile S.A. and Subsidiaries Notes to the Consolidated Financial Statements

(Translation of financial statements originally issued in Spanish)

1.    Composition of Consolidated Group and Registration in the Securities
      Registry:

a) Compania de Telecomunicaciones de Chile S.A. (Telefonica CTC Chile) is an open stock corporation registered in the Securities Registry under No. 009 and therefore is subject to oversight by the Chilean Superintendency of Securities and Insurance.

b)    Subsidiaries registered in the Securities Registry:

      As of December 31, 2002 the following subsidiaries of the consolidated group are registered with the Securities Registry::

Subsidiaries                                                  Taxpayer No             Number     Participation (direct & indirect)
                                                                                 Inscription                         %
                                                                                                         2002                 2001
------------------------------------------------------------------------------------------------------------------------------------
CTC Transmisiones Regionales S.A. (188 Telefonica Mundo)       96.551.670-0              456            99.16                99.16
Globus 120 S.A.                                                96.887.420-9              694            99.99                99.99
------------------------------------------------------------------------------------------------------------------------------------

2. Significant Accounting Principles:
(a) Accounting period:

      The consolidated financial statements cover the years ended as of December 31, 2002 and 2001.

(b)   Basis of preparation:
      These consolidated financial statements (hereafter, the financial statements) have been prepared in accordance with generally accepted accounting principles in Chile and standards set forth by the Chilean Superintendency of Securities and Insurance.

      In case of discrepancies between accounting principles generally accepted by the Chilean Accountants Association and the standards set forth by the Chilean Superintendency of Securities and Insurance, the standards of the Superintendency will prevail.


(c)   Basis of presentation:
      The financial statements for 2001 and their notes have been restated by 3.0% in order to allow comparison with the 2002 financial statements.


      Certain reclassifications have been made to the 2001 financial statements for comparison purposes.


(d)   Basis of consolidation:
      The financial statements include assets, liabilities, statements of income and cash flows for the Parent Company and subsidiaries. Significant transactions involving assets, liabilities, income and cash flows between consolidated related companies have been eliminated and the participation of minority interests has been reflected and is presented as Minority Interest (see Note 19).


                                      2002 Annual Report Telefonica CTC Chile_91

(d)  Basis of consolidation, continued:



Companies included in consolidation:
As of December 31, 2002 the consolidated group (The Company) is composed of Compania de Telecomunicaciones de Chile S.A. and the following subsidiaries:


 Taxpayer No Company Name                                                                             Participation Percentage
                                                                                                            2002               2001
                                                                                            Direct   Indirect     Total       Total
-----------------------------------------------------------------------------------------------------------------------------------
79.727.230-2   CTC Isapre S.A.                                                               99.99          -     99.99       99.99
96.545.500-0   CTC Equipos y Servicios de Telecomunicaciones S.A.                            99.99          -     99.99       99.99
96.551.670-0   CTC Transmisiones Regionales S.A.(188 Telefonica Mundo)                       99.16          -     99.16       99.16
96.961.230-5   Telefonica Gestion de Servicios Compartidos Chile S.A.                        99.90       0.09     99.99       99.99
96.786.140-5   Telefonica Movil S.A.                                                         99.99          -     99.99       99.99
74.944.200-k   Fundacion Telefonica Chile                                                    50.00          -     50.00       50.00
96.887.420-9   Globus 120 S.A.                                                               99.99          -     99.99       99.99
96.919.660-3   Telemergencia S.A.                                                            99.67       0.32     99.99       99.99
Foreign        CTC Internacional S.A. (4)                                                        -          -         -      100.00
90.430.000-4   Telefonica Empresas CTC Chile S.A.                                            99.99          -     99.99       99.99
96.811.570-7   Administradora de Telepeajes de Chile S.A.                                        -      79.99     79.99       79.99
90.184.000-8   Comunicaciones Mundiales S.A.                                                     -      99.66     99.66       99.66
96.700.900-8   Telefonica Data Chile S.A.                                                        -      99.99     99.99       99.99
96.833.930-3   Comunicaciones Empresariales S.A. (3)                                             -          -         -       99.99
78.703.410-1   Tecnonautica S.A.                                                                 -      99.99     99.99       99.99
96.893.540-2   Infochile S.A.                                                                    -      99.99     99.99       99.99
96.934.950-7   Portal de Pagos e Informacion S.A.                                                -      99.99     99.99       99.99
96.834.320-3   Infoera S.A.                                                                      -      99.99     99.99       99.99
96.720.710-1   Invercom S.A (1)                                                                  -          -         -       99.99
88.269.200-0   Comunicaciones Intercom S.A. (1)                                                  -          -         -       99.99
83.628.100-4   Sociedad Nacional de Procesamiento de Datos S.A. (Sonda S.A.) (2)                            -         -       59.99
95.191.000-7   Logica S.A.                                                                       -          -         -       35.99
78.072.130-8   Servicios Educacionales Sonda Ltda.                                               -          -         -       40.03
96.590.960-5   Tecnopolis S.A.                                                                   -          -         -       59.99
78.214.420-0   Sonda Integracion Ltda.                                                           -          -         -       59.99
78.249.750-2   Sonda Sistemas Gestion Ltda.                                                      -          -         -       59.98
78.534.270-4   Sonda Bancos S.A.                                                                 -          -         -       52.79
96.803.810-9   Factoring General S.A.                                                            -          -         -       58.23
96.527.020-5   Infopyme S.A..                                                                    -          -         -       59.39
78.472.500-6   Soporte Tecnico Ltda.                                                             -          -         -       52.78
96.667.990-5   Inversiones y Asesorias Integral S.A.                                             -          -         -       52.74
96.572.460-5   Asicom Internacional S.A.                                                         -          -         -       30.73
96.858.720-k   Administradora de Activos Financieros S.A.                                        -          -         -       48.00
Foreign        Setco S.A. (Uruguay)                                                              -          -         -       29.99
Foreign        Sonda del Peru. S.A.                                                              -          -         -       52.79
Foreign        Sonda Guatemala S.A.                                                              -          -         -       30.59
Foreign        Sonda Venezuela.                                                                  -          -         -       59.99
Foreign        Westham S.A. de C.V. (Mexico)                                                     -          -         -       59.99
Foreign        Microcomputacion S.A.                                                             -          -         -       59.99
-----------------------------------------------------------------------------------------------------------------------------------

92_Telefonica CTC Chile 2002 Annual Report


  Taxpayer No           Company Name                                                  Participation Percentage
                                                                                                   2002                         2001
                                                                                  Direct       Indirect         Total          Total
------------------------------------------------------------------------------------------------------------------------------------
  Foreign               Sonda Colombia                                                --             --            --          59.99
  Foreign               Sonda Computacion S.A.(Argentina)                             --             --            --          59.99
  Foreign               Westham Trade Corp.                                           --             --            --          59.99
  Foreign               Sonda Uruguay S.A                                             --             --            --          29.99
  Foreign               Sonda del Ecuador Ecuasonda S.A                               --             --            --          59.99
  79.900.420-8          BAC Servicios Computacionales Ltda                            --             --            --          30.05
  78.707.040-k          BAC Consultores Ltda                                          --             --            --          30.05
  Foreign               BAC Ecuador                                                   --             --            --          44.58
  Foreign               BAC Peru                                                      --             --            --          47.33
  Foreign               BAC Paraguay                                                  --             --            --          25.55
  Foreign               BAC Uruguay                                                   --             --            --          30.05
  Foreign               BAC Bolivia                                                   --             --            --          27.05
  Foreign               BAC financiero S.A                                            --             --            --          29.40
  Foreign               Sonda Do Brasil Ltda. (ex Condec)                             --             --            --          37.50
  Foreign               Softtek Tec Aplicaciones Integrales                           --             --            --          30.00
  Foreign               Integracion Global de Procesos S.A. (Peru)                    --             --            --          52.78
  98.001.500-9          Inversiones Columba                                           --             --            --          41.96
------------------------------------------------------------------------------------------------------------------------------------

 1)At extraordinary shareholders' meeting of Telefonica Empresas CTC Chile, held in May of 2002, the incorporation by absorption of subsidiaries Invercom S.A. and Comunicaciones Intercom S.A. was approved.

 2)As of December 31, 2002, since Telefonica CTC Chile does not have majority holdings or control over the administration of Sonda, it has recorded its 35% interest in Sonda under the equity method, Sonda's financial statements were consolidated until August 31, 2002.

 3)The extraordinary shareholders' meeting of Telefonica Data Chile S.A., held in November of 2002, approved the incorporation by absorption of subsidiary Comunicaciones Empresariales S.A.

 4)The board of directors' meeting of CTC Internacional S.A., held in December 2002, approved the liquidation of this company.

During September 2002, Telefonica Empresas CTC Chile S.A. sold and transferred 25% ownership of Sonda S.A. to Inversiones Pacifico Limitada and Inversiones Santa Isabel Limitada, companies related to Mr. Andres Navarro H. This operation caused the purchasing companies to disburse ThCh$ 27,920,701 (historical), generating a net loss, in the amount of ThCh$ 1,164,197, due to extraordinary proportional amortization of goodwill in relation to the percentage sold (note
11a) and to the difference between the carrying value of the investment and the amount received (note 20c). Once this transaction was completed, Telefonica CTC Chile through its subsidiary Telefonica Empresas CTC Chile S.A., holds 35% ownership of that company.

Additionally on September 26, 2002 Telefonica Empresas signed an agreement with Inversiones Santa Isabel Limitada, which grants it a sale option for 35% of Sonda, which can be exercised between July 16 and July 25, 2005, at the investment book value as of June 30, 2005, plus a bonus of UF 142,021, with a minimum value of UF 2,048,885. This minimum value has been guaranteed by Inversiones Santa Isabel Limitada to Telefonica Empresas by issuance of bank certificates of deposit (see note 28b).

Should Telefonica Empresas not exercise the above mentioned sales option, between July 26 and August 5, 2005 Inversiones Santa Isabel has a purchase option for the same 35% of Sonda under the same conditions described before.

Santa Isabel can exercise its purchase option in advance between July 26 and July 31, 2003, at the book value on June 30, 2003 plus a bonus of UF 96,000, with a minimum price of UF 1,983,185, or between July 26 and July 31, 2004, at the book value as of June 30, 2004 plus a bonus of UF 119,000, with a minimum price of UF 2,003,260.

Telefonica CTC Chile will continue to amortize goodwill for the remaining 35% ownership in Sonda. Goodwill pending amortization as of December 31, 2002 is ThCh$ 11,560,937 and is being amortized discounting the UF 142,021 bonus over a period of 34 months, effective September 2002.

Given the conditions contemplated in the contract, recovery of the equity value of this investment is completely guaranteed, whereas recovery of goodwill will depend on the future net income of Sonda S.A. The Company has made no provision to cover the eventual loss in the recovery of goodwill, since it is estimated that the future income of Sonda S.A. will be sufficient to cover amortization of the mentioned goodwill.

Those subsidiaries in which there was indirect participation of less than 50% as of December 31, 2001, were consolidated by their parent company, Sonda S.A., in wich the company held a participation over 50%.

                                      2002 Annual Report Telefonica CTC Chile_93

(e) Time deposits:

    Time deposits are shown according to the value of the invested capital plus readjustments, if applicable and accrued interest at year end.


(f) Price-level restatement:

     The financial statements are shown restated through application of price-level restatement standards, in accordance with generally accepted accounting principles in Chile, in order to reflect the change in the purchasing power of the currency in both years. Accumulated change in the CPI as of December 31, 2002 and 2001, for beginning balances is 3.0% and 3.1%, respectively.


(g) Basis of conversion:

   Assets and liabilities in US$ (United States Dollars), Euros, and UF (Unidad de Fomento), have been converted to pesos at the current rates as of each year-end:

Year                           US$                   EURO                     UF
--------------------------------------------------------------------------------
2002                        718.61                752.550              16,744.12
--------------------------------------------------------------------------------
2001                        654.79                578.181              16,262.66
--------------------------------------------------------------------------------

(h) Marketable securities:

    Fixed income securities are carried at their price-level restated purchase price plus interest accrued as of closing of each year-end based on the real rate of interest determined as of the date of purchase or their market value, whichever is less.


    Investments in mutual funds units are carried at the value of the unit at each year's closing date. Investment in shares are presented at their price-level restated cost or market value, whichever is less.


(i) Inventories:

    Equipment destined for sale is carried at price-level restated purchase or development cost or market value, whichever is less.

    Inventories estimated to be used during the next twelve months are classified as current assets and their cost is price-level restated. Obsolescence provision has been determined on the basis of a survey of merchandise with slow turnover.


(j) Subsidies on sale of cellular equipment:

    Represents the difference between the cost at which the cellular equipment is acquired from suppliers and the value at which they are sold to customers.


    Effective January 1, 2001, the amounts for prepaid equipment are charged to income at the time they are sold. In the case of equipment with contracts, effective April 1, 2001, they are being commercialized under a commodate concept, which is a legal figure in which the equipment is delivered for use without paying for it. The purchase cost of this equipment is activated as property, plant and equipment (subscriber equipment), and depreciated over a period of 24 months as of the date the contract is signed.


    As of June 1, 2002, a policy of customer fidelity was implemented, consisting in exchanging equipment associated to commodate contracts that are 18 months old. Based on the above, depreciation provisions have been set up for probable advanced equipment write off.


(k) Allowance for doubtful accounts:

    Differentiated percentages are applied in the calculation of allowance for doubtful accounts, taking into consideration age factors and eventual collection costs, of up to 100% for debts exceeding 120 days.


(l) Property, plant and equipment:

    Property, plant and equipment acquired up until December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired after that date are carried at purchase value, except those carried at appraisal value recorded as of June 30, 1986, in accordance with Circular No. 550 issued by the Chilean Superintendency of Securities and Insurance. All values have been price-level restated.


    Works in progress include the real financial cost of the loans related to financing them, originated during the construction stage and that could have been avoided if these disbursements had not been incurred. In accordance with the above, there has been a capitalization of the financial cost during the period of ThCh$ 7,774,406 and ThCh$ 21,028,278 for 2002 and 2001,
    respectively.


(m) Depreciation:

    Depreciation has been calculated and recorded over the values stated above, by applying fixed factors determined according to the remaining estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 8.13%.


(n) Leased assets:

 i) Rented assets with a purchase option.

    Rented assets with a purchase option, the contracts of which meet the characteristics of a financial lease, are carried in a manner similar to the purchase of property, plant and equipment, recording the whole obligation and interest on an accrual basis. The Company does not legally own those assets, therefore, as long as it does not exercise the purchase option it cannot freely dispose of them.


ii) Purchase with reverse-rental transactions.

    During 2000, the former subsidiary and current related company Sonda S.A. recorded a purchase with reverse-rental transaction in accordance with Technical Bulletin No. 49 of the Chilean Accountants Association. The purchase of these assets was recorded as a property, plant and equipment purchase and the rental contract was recorded as a financial lease.


94_Telefonica CTC Chile 2002 Annual Report

(n) Investments in related companies:

    These investments are carried using the equity method, recognizing their income on an accrual basis. Investments abroad have been valued as defined in Technical Bulletin No. 64. Those investments are controlled in dollars, since they are in countries considered unstable according to said Bulletin, and their activities are not an extension of the operations of the Parent Company.


(o) Goodwill and negative goodwill:

    Goodwill and negative goodwill are differences arising upon adjustment of the investment cost, at the moment of adopting the equity method or when making a new purchase. The goodwill and negative goodwill amortization period has been determined taking into consideration aspects such as the nature and characteristics of the business and the estimated period for return of the investment. Goodwill and negative goodwill arising from investments abroad are controlled in US dollars (same currency in which the investment is controlled) as per Technical Bulletin No. 64 of the Chilean Accountants Association (see Note 11).


(p) Transactions with resale or repurchase agreements:

    Purchases of financial instruments with resale agreements are recorded as a fixed rate placement and classified in Other Current Assets.


    Financial instrument sales with repurchase agreements are recorded in a similar manner as when obtaining a loan with investment guarantees and are shown in Other Current Liabilities.


(q) Obligations with the public:

    Obligations from bond issuance are presented in liabilities at the par value of the subscribed bonds. The difference between the par value and the placement value, determined on the basis of the real interest rate originated in the transaction is deferred and amortized over the term of the respective bond. (see Note 16).


(r) Income tax and deferred income tax:

    Income tax is calculated on the basis of taxable net income for tax purposes. Deferred income taxes arising from all temporary differences, tax losses and other events that create differences between the tax basis of assets and liabilities and their accounting basis are recorded in accordance with Technical Bulletins No. 60, 68, 69 and 73 issued by the Chilean Accountants Association and in accordance to Circular No. 1,466 dated January 27, 2000 issued by the Superintendency of Securities and Insurance.


    On September 28, 2001 Law No. 19,753 was published, increasing the income tax rate to 16% in 2002, 16.5% in 2003 and 17% in 2004 and thereafter. As of December 31, 2001 the accumulated balances of temporary differences, include the increased income tax rate. Deferred income taxes arising due to the increase in the income tax rate, are recorded in accordance with Technical Bulletin No. 71 issued by the Chilean Accountants Association (see Note 7).


(s) Staff severance indemnities:

    The Company's staff severance indemnities obligation is accrued provisioned applying the net prevent value method to accrued benefit using an annual discount rate of 7%, considering a future permanence until the retirement date of each employee (see Note 16).

    As of June 30, 2002, new collective contracts were signed with certain union organizations, which extended the benefits agreed upon to 1,661 employees. Notwithstanding, from July 1 a total of 3,445 employees began a strike process which ended on July 29, 2002, with the application of Article 369 of the Labor Code by the unions. This article allows employees to freeze the same conditions of the labor contract prior to collective negotiation for a period of 18 months.


(t) Operating revenues:

    Then Company's revenues are recorded on an accrual basis in accordance with generally accepted accounting principles in Chile. Since invoices are issued on dates other than accounting cut-off dates, as of the date of preparation of these financial statements services rendered and not invoiced have been provisioned, and determined on the basis of the contracts and traffic at the current period's prices and conditions. Amounts for this concept are shown in Trade Accounts Receivable.


    Revenues from information services are recorded under the following conditions: sale of hardware and licenses, is recorded when the equipment and/or software is delivered, and in the case of income from projects, these are recorded according to the progress payments approved by the customers, which consider the level of progress of the respective project.


(u) Foreign currency futures contracts:

    The Company has subscribed foreign currency futures contracts, representing a hedge against changes in the exchange rate of its obligations in foreign currency.

    These instruments are valued in accordance with Technical Bulletin No. 57 issued by the Chilean Accountants Association.

    The rights and obligations acquired are detailed in Note 26. The balance sheet only reflects the net right or obligation as of year end, classified according to the expiry date of each of the contracts in Other Current Assets or Other Creditors, as applicable. The contract's implicit insurance premium is deferred and amortized using the straight-line method over its term.

(v) Interest rate coverage:

    Interest loans scovered by interest rate swaps is recorded recognizing the effect of the contracts on the interest rate established in the loans. Rights and obligations for this concept are shown in Other Current Assets or in Other Creditors, as applicable (see Note 26).


(w) Computer software:

    The software's purchase cost is deferred and amortized using the straight-line method over a four-year period. The development costs of commercialized software are amortized over a period of five years.


(x) Research and development expenses:

    Research and development expenses are charged to income in the period in which they are incurred. Such expenses have not been significant in the last few years.


                                      2002 Annual Report Telefonica CTC Chile_95

(y) Accumulated deficit development period of subsidiaries:

    In accordance with Circular No. 981 issued by the Superintendency of Securities and Insurance, the Company has included all disbursements or obligations, which are not assignable to the cost of tangible or nominal assets. This deficit has been absorbed by net income generated by the Company during operations.


(z) Accumulated adjustment for conversion differences:

    The Company recognizes the difference between the variation in the exchange rate and the consumer price index originated in the price-level restatement of its investments abroad, controlled in US dollars; as well as adjustments for exchange differences arising from subsidiaries and related companies that have been recognized for their investments abroad in this shareholders' equity reserve account. The balance in this account is credited (charged) to income in the same period in which the gain or loss on the total or partial disposal of these investments is recognized.


(aa) Statement of cash flows:

     For the purposes of preparing the Statement of Cash Flows in accordance with Technical Bulletin No. 50 issued by the Chilean Accountants Association, the Company considers mutual funds, resale agreements and time deposits maturing in less than 90 days as cash and cash equivalents.

     Cash flows related to the Company's line of business and those not defined as from investment or financing activities are included in "Cash Flows from Operating Activities".


(ab) Correspondents:

     The Company has current agreements with foreign correspondents, with which the conditions that regulate international traffic are set, charged or paid according to net traffic exchanges (imbalance) and to the tariffs set in each agreement.

     This exchange is accounted for on the accrual basis, recognizing the costs and income in the period in which they are produced, recording the net balances receivable or payable of each correspondent in "Other Trade Accounts Receivable or "Accounts Payable" as applicable.


(ac) Intangibles
  i) Underwater cable rights:

     Underwater cable rights are rights acquired by the Company for the use of the underwater cable's transmission capacity. These are amortized over the respective contract term, with a maximum of 25 years. Amortization for the year amounted to ThCh$ 753,229 and ThCh$ 528,704 in 2002 and 2001, respectively.


ii) Licenses (software):

    Software licenses are carried at price-level restated purchase cost. Amortization is calculated using the straight-line method considering the periods in which the license will provide benefits, which does not exceed 4 years.


iii) License for the use of radioelectric space:

    Corresponds to the cost incurred in obtaining licenses for the use of radioelectric space. They are shown at price-level restated value and are amortized over the concession period (30 years from publication of the decrees that accredit the respective licenses in the Official Gazette).


3. Accounting  Changes:
a) Accounting principles have been consistently applied during the years covered in these financial statements.

b) Change in informing entity:

   As of December 31, 2002, since Telefonica CTC Chile does not have majority holdings in Sonda S.A.. It has recorded its 35% interest in Sonda under the equity method. Sonda's finnancial statements where consolidated until August 31, 2002.

   As of December 31, 2001 this investment was shown consolidated line-by-line, the balance sheet of Sonda S.A. at that time was as follows:

Assets                                                                   2001   Liabilities                                     2001
                                                                        ThCh$                                                  ThCh$
------------------------------------------------------------------------------------------------------------------------------------
Current Assets                                                     69,945,551   Current Liabilities                       28,285,008
Property, Plant and Equipment                                      33,745,687   Long-term Liabilities                     18,046,758
Other Assets                                                       29,086,563   Shareholders' Equity                      86,446,035
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                      132,777,801   Total Liabilities &                      132,777,801
                                                                                Shareholders' Equity
------------------------------------------------------------------------------------------------------------------------------------

96_Telefonica CTC Chile 2002 Annual Report

In order to make a compared analysis of the figures, we present a consolidated statement of income, assuming that for both years the investment in Sonda S.A. was only recorded using the equity method.

                                                                              Jan-Dec         Jan-Dec            Difference
                                                                                 2001            2002
                                                                                ThCh$           ThCh$          ThCh$              %
 -----------------------------------------------------------------------------------------------------------------------------------
Operating income                                                           808,186,833     800,525,391     (7,661,442)         -0.9%
Operating costs                                                           (674,523,624)   (672,341,046)     2,182,578          -0.3%
Payroll                                                                    (73,800,216)    (65,322,095)     8,478,121         -11.5%
Depreciation                                                              (238,486,915)   (255,031,284)   (16,544,369)          6.9%
Goods and Services                                                        (250,570,388)   (231,814,768)    18,755,620          -7.5%
Administration and selling expenses                                       (111,666,105)   (120,172,899)    (8,506,794)          7.6%

Operating Income                                                           133,663,209     128,184,345     (5,478,864)         -4.1%
-----------------------------------------------------------------------------------------------------------------------------------
Financial income                                                            16,452,112      15,400,183     (1,051,929)         -6.4%
Income from Inv. in related companies                                        7,360,047       2,894,304     (4,465,743)        -60.7%
Amortization of goodwill                                                   (15,571,410)    (24,122,910)    (8,551,500)         54.9%
Financial expenses                                                         (95,401,262)    (80,717,788)    14,683,474         -15.4%
Other income and expenses                                                  (37,535,926)    (26,853,451)    10,682,475         -28.5%
Price-level restatement                                                      3,906,061      (6,598,955)   (10,505,016)         N.A.

Non-operating Income                                                      (120,790,378)   (119,998,617)       791,761          -0.7%
-----------------------------------------------------------------------------------------------------------------------------------
Net income before taxes                                                     12,872,831       8,185,728     (4,687,103)        -36.4%
-----------------------------------------------------------------------------------------------------------------------------------
Income tax                                                                  (8,434,245)    (25,711,072)   (17,276,827)        204.8%
Minority interest                                                             (203,578)       (155,032)        48,546         -23.8%

(Loss) Net income for the year                                               4,235,008     (17,680,376)   (21,915,384)         N.A.
-----------------------------------------------------------------------------------------------------------------------------------

4. Marketable Securities:

The balance of marketable securities is as follows:

                                                                                                               2002             2001
                                                                                                              ThCh$            ThCh$
------------------------------------------------------------------------------------------------------------------------------------
Shares                                                                                                    9,456,802       23,712,092
Public offer promissory notes                                                                            65,571,937       32,723,967
Mutual funds units                                                                                        1,773,744        3,473,919
Others                                                                                                        9,547          308,075

Total Marketable Securities                                                                              76,812,030       60,218,053
------------------------------------------------------------------------------------------------------------------------------------


                                      2002 Annual Report Telefonica CTC Chile_97

Shares
                                                                                              Unit      Investment
Taxpayer No.                  Company Name                 Number    Holding %       Trading Value   Trading Value    Trading Value
                                                        of Shares                            ThCh$           ThCh$            ThCh$
-----------------------------------------------------------------------------------------------------------------------------------
Foreign                       Terra Networks S.A        2,984,986         1.1%               3,017       9,007,868       23,917,743
Foreign                       New Skies Satellites          5,198       0.057%               4,685          24,354          249,854
Foreign                       Intelsat                    288,065       0.057%                  --              --          424,580
Value of investment portfolios                                                                           9,032,222       24,592,177
Adjustment provision                                                                                                    (15,135,375)
Book value of investment portfolio                                                                                        9,456,802
-----------------------------------------------------------------------------------------------------------------------------------

Public offer instruments (Fixed Income)

                               Date                                   Par                 Book Value                Market
Instrument                 Purchase           Maturity              Value            Amount                          Value Provision
                                                                    ThCh$             ThCh$          Rate            ThCh$     ThCh$
------------------------------------------------------------------------------------------------------------------------------------
PRD                     26-Dec-2002       01-Sept-2005          1,548,848         1,548,848          6.00%       1,548,848        --
PRD                     26-Dec-2002        01-Oct-2005         12,338,638        12,338,638          6.00%      12,338,638        --
PRD                     26-Dec-2002        01-Dec-2005         11,467,944        11,467,944          6.00%      11,467,944        --
Zero                    26-Dec-2002        01-Jul-2005          7,225,022         7,225,022          5.40%       7,225,022        --
Zero                    26-Dec-2002        01-Oct-2005          4,215,615         4,215,615          5.07%       4,215,615        --
Zero                    26-Dec-2002        01-Nov-2005         12,699,963        12,699,963          5.86%      12,699,963        --
Zero                    26-Dec-2002        01-Dec-2005         16,075,907        16,075,907          5.85%      16,075,907        --
------------------------------------------------------------------------------------------------------------------------------------
Total                                                          65,571,937        65,571,937             -       65,571,937        --
------------------------------------------------------------------------------------------------------------------------------------

5. Short and long-term receivables:

The breakdown of short and long-term receivables is as follows:

                                                                                                                            Current
Description                                                Up to 90 days                 Over 90 up to 1 year              Subtotal
                                                        2002               2001             2002             2001              2002
                                                       ThCh$              ThCh$            ThCh$            ThCh$             ThCh$
-----------------------------------------------------------------------------------------------------------------------------------
Trade accounts receivable                         278,944,527       305,421,892        9,609,496       10,341,211       288,554,023
Standard telephone service                        166,129,362       149,402,044        6,593,435        5,464,130       172,722,797
Long distance                                      44,674,912        72,508,896               --               --        44,674,912
Mobile                                             44,094,079        43,349,155               --               --        44,094,079
Communications companies                           20,374,036        24,908,743        3,003,547          503,571        23,377,583
Information Service                                        --         3,493,815               --          921,133                --
Others                                              3,672,138        11,759,239           12,514        3,452,377         3,684,652
Allowance for doubtful accts                      (78,651,541)      (59,674,045)      (3,296,718)      (4,975,290)      (81,948,259)
Notes receivable                                   12,324,459         9,546,513        1,262,106        3,676,668        13,586,565
Allowance for doubtful accts                       (7,562,129)       (5,816,061)              --       (2,146,851)       (7,562,129)
Other debtors                                      18,046,875        35,260,627        7,023,736          348,654        25,070,611
Allowance for doubtful accts                               --                --               --               --                --
-----------------------------------------------------------------------------------------------------------------------------------
Total long-term receivables
-----------------------------------------------------------------------------------------------------------------------------------

Description                                                           Total Current (net)                           Long-term
                                                        2002                        2001                        2002           2001
                                                       ThCh$          %            ThCh$          %            ThCh$          ThCh$
-----------------------------------------------------------------------------------------------------------------------------------
Trade accounts receivable                        206,605,764      100.0      251,113,767      100.0       5,590,125       7,926,022
Standard telephone service                       110,075,853      53.28      112,747,078      44.90       5,590,125       7,926,022
Long distance                                     41,290,203      19.99       64,826,010      25.82              --              --
Mobile                                            30,304,506      14.67       30,884,111      12.30              --              --
Communications companies                          21,417,510      10.37       24,215,534       9.64              --              --
Information Service                                       --         --        4,227,165       1.68              --              --
Others                                             3,517,692       1.70       14,213,869       5.66              --              --
Allowance for doubtful accts                              --         --               --         --              --              --
Notes receivable                                   6,024,436         --        5,260,269         --              --              --
Allowance for doubtful accts                              --         --               --         --              --              --
Other debtors                                     25,070,611         --       35,609,281         --      29,250,132      32,017,693
Allowance for doubtful accts                              --         --               --         --              --              --
-----------------------------------------------------------------------------------------------------------------------------------
Total long-term receivables                                                                              34,840,257      39,943,715
-----------------------------------------------------------------------------------------------------------------------------------


98_Telefonica CTC Chile 2002 Annual Report

6. Balances and transactions with related companies:

a) Notes and Accounts Receivable

Tax No.                       Company                                                  Short-term                     Long-term
                                                                                    2002            2001          2002          2001
                                                                                   ThCh$           ThCh$         ThCh$         ThCh$
------------------------------------------------------------------------------------------------------------------------------------
Foreign                       Telefonica Procesos Tec. de Informacion         11,779,407              --            --            --
83.628.100-4                  Sonda S.A.                                       1,964,079              --            --            --
96.834.230-4                  Terra Networks Chile S.A.                          957,427       2,228,128            --            --
93.541.000-2                  Impresora y Comercial Publiguias S.A.              843,208         452,224            --            --
Foreign                       Telefonica Espana                                  787,166         748,981            --            --
96.895.220-k                  Atento Chile S.A                                   615,538         878,472            --            --
Foreign                       Telefonica Data Espana                             131,371           5,426            --            --
96.910.730-9                  Emergia Chile S.A.                                  22,416         177,798            --            --
Foreign                       Terra Networks Espana                                9,093         120,587            --            --
59.083.900-0                  Telefonica Mobile Solutions Chile S.A.               2,995              --            --            --
78.868.230-1                  Atento Educacion                                     1,228             205            --            --
96.894.490-8                  Puerto Norte                                            --          15,450            --            --
Foreign                       Sonda Mexico                                            --          20,990            --            --
Foreign                       Datadec                                                 --          57,949            --            --
94.071.000-6                  Orden S.A.                                              --          73,367            --            --
96.571.690-4                  Servibanca                                              --             840            --            --
Foreign                       Unisel Argentina                                        --           5,395            --            --
79.688.080-5                  Unisel Chile                                            --          22,138            --            --
Foreign                       Westham Trade Co Ltda.                                  --             544            --            --
96.539.380-3                  Ediciones Financieras                                   --           5,620            --            --
96.703.020-1                  Orden Salud                                             --          88,251            --            --
96.703.200-k                  Orden Gestion                                           --          42,807            --            --
78.214.420-0                  Orden Integracion                                       --          34,162            --            --
96.725.400-2                  Solex                                                   --             232            --            --
Foreign                       Bismark Telecomunicaciones                              --          23,039            --            --
96.967.100-k                  Novis S.A.                                              --          15,462            --       201,909
79.919.680-8                  Administradora de Creditos Comerciales                  --           1,122            --            --
81.201.000-K                  Almacenes Paris S.A.                                    --          53,707            --            --
96.929.090-1                  Compania de Procesos y Servicios CPS S.A.               --         399,101            --       253,967
96.900.580-8                  Servicios de Outsourcing Logistica s.A.                 --         109,400            --            --
77.384.780-0                  Bazuca Internet Partners                                --              --            --       204,900

Total                                                                         17,113,928       5,581,397            --       660,776
------------------------------------------------------------------------------------------------------------------------------------

There have been charges and credits to current accounts with these companies due to billing for sales of material, equipment and services.


                                      2002 Annual Report Telefonica CTC Chile_99

b) Notes and Accounts Payable

Tax No.                      Company                                                 Short-term                      Long-term
                                                                                2002            2001            2002            2001
                                                                               ThCh$           ThCh$           ThCh$           ThCh$
------------------------------------------------------------------------------------------------------------------------------------
96.895.220-k                 Atento Chile S.A                              4,755,211       4,784,561              --              --
96.834.230-4                 Terra Networks Chile S.A.                     3,090,164       1,753,933              --              --
83.628.100-4                 Sonda S.A.                                    2,148,979              --              --              --
Foreign                      T-Data Corp                                   1,320,918              --              --              --
93.541.000-2                 Impresora y Comercial Publiguias S.A.           332,256              --              --              --
96.527.390-5                 Telefonica Internacional Chile S.A.             261,208       6,761,979      24,214,112      25,534,901
96.910.730-9                 Emergia Chile S.A.                               43,376       2,399,753              --              --
78.868.200-k                 Atento Recursos Ltda.                            24,084         103,671              --              --
Foreign                      Telefonica Internacional de Espana S.A.              --         892,220              --              --
94.071.000-6                 Orden S.A.                                           --           2,349              --              --
96.768.410-4                 Payroll                                              --           3,773              --              --
96.571.690-4                 Servibanca                                           --             752              --              --
Foreign                      Unisel Argentina                                     --              --              --         235,050
79.688.080-5                 Unisel Chile                                         --         636,623              --              --
Foreign                      Westham Trade Co Ltda.                               --         201,486              --              --
78.214.420-0                 Orden Integracion                                    --          30,176              --              --
96.725.400-2                 Solex                                                --           1,349              --              --

Total                                                                     11,976,196      17,572,625      24,214,112      25,769,951
------------------------------------------------------------------------------------------------------------------------------------

In accordance with Article 89 of the Companies Act, all these transactions have been carried out under conditions similar to those prevailing in the market.


100_Telefonica CTC Chile 2002 Annual Report

c) Transactions

                                                                                           -   2002                    2001
                                           Nature          Description                         ThCh$                   ThCh$
Company                     Tax No.        of              of                                      Effect on               Effect on
                                           Relationship    transaction                    Amount      income      Amount      income
------------------------------------------------------------------------------------------------------------------------------------
Telefonica Espana           Foreign        Parent Co.     Purchases and Services          26,263      26,263          --          --
                                                           Rendered
Telefonica Internacional    96.527.390-5   Parent Co.     Purchases and Services         521,961     521,961     522,362     522,362
  Chile S.A.                                               Rendered
                                                          Financial Expenses             838,560     838,560   2,230,347   2,230,347
Impresora y Comercial       93.541.000-2   Associate      Sales and Services           4,844,225   4,844,225          --          --
 Publiguias S.A.                                          Purchases and Services       5,048,653   5,048,653  25,883,996  25,883,996
                                                           Rendered
                                                          Other Non-operating Income          --          --  11,389,049  11,389,049
Terra Networks Chile S.A.   96.834.230-4   Associate      Sales and Services           1,893,375   1,893,375   1,904,923   1,904,923
                                                          Purchases and Services         356,102     356,102          --          --
                                                           Rendered
Atento Chile S.A            96.895.220-k   Associate      Sales and Services           1,186,805   1,186,805  17,697,280  17,697,280
                                                          Purchases and Services      12,508,479  12,508,479          --          --
                                                           Rendered
                                                          Other Non-operating Income      26,896      26,896          --          --
Emergia Chile S.A.          96.910.730-9   Associate      Sales and Services           1,271,907   1,271,907          --          --
                                                          Purchases and Services          42,843      42,843      44,492      44,492
                                                           Rendered
                                                          Other Non-operating Income      12,342      12,342          --          --
Datadec                     Foreign        Associate      Purchases and Services              --          --      54,448      54,448
                                                           Rendered
Orden S.A.                  94.071.000-6   Associate      Purchases and Services              --          --      10,328      10,328
                                                           Rendered
Servibanca                  96.571.690-4   Associate      Purchases and Services              --          --       5,690       5,690
                                                           Rendered
Unisel Argentina            Foreign        Associate      Purchases and Services              --          --      46,536      46,536
                                                           Rendered
Unisel Chile                79.688.080-5   Associate      Purchases and Services              --          --     917,426     917,426
                                                           Rendered
Ediciones Financieras       96.539.380-3   Associate      Purchases and Services              --          --      15,066      15,066
                                                           Rendered
Inversiones Pacifico        84.267.000-4   Associate      Other Non-operating                 --          --     826,879     826,879
                                                           Expenses
Atento Recursos Ltda.       78.868.200-k   Associate      Purchases and Services         344,378     344,378          --          --
                                                           Rendered
Telefonica. Procesos y
 Tecnologia de
 Informacion S.A.           Foreign        Common Parent  Other Non-operating Income     412,646     412,646          --          --

Orden Gestion               96.703.200-k   Associate      Purchases and Services              --          --      26,948      26,948
                                                           Rendered
Orden Integracion           78.214.420-0   Associate      Purchases and Services              --          --      74,980      74,980
                                                           Rendered
Atento Educacion            78.868.230-1   Associate      Sales and Services                  --          --      27,810      27,810
Solex                       96.725.400-2   Associate      Purchases and Services              --          --         224         224
                                                           Rendered
Almacenes Paris S.A.        81.201.000-k   Associate      Purchases and Services              --          --  8, 992,403   8,992,403
                                                           Rendered
Servicios de Outsourcing    96.900.580-8   Associate      Purchases and Services              --          --      35,175      35,175
 Logistica S.A                                             Rendered
T-Data Corp                 Foreign        Associate      Purchases and Services       1,320,918   1,320,918          --          --
                                                           Rendered
------------------------------------------------------------------------------------------------------------------------------------

In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity conditions for each case vary in virtue of the transaction that generates them.

                                     2002 Annual Report Telefonica CTC Chile_101

7. Income taxes and deferred income taxes:

a) General information:

   As of December 31, 2002 and 2001 Telefonica CTC Chile has not made a first category income tax provision as it has accumulated taxable losses of ThCh$ 88,608,304 and ThCh$ 204,413,894, respectively. Likewise, as of December 31, 2002 and 2001 certain subsidiaries record accumulated tax losses of ThCh$ 138,182,058 and ThCh$ 161,394,294, respectively.

   Income tax provisions are originated in subsidiaries with taxable net income

   As of December 31, 2002 the subsidiaries with a positive taxable retained earnings balance and their associated credits are broken down in the following table:

Subsidiaries                                                        Taxable Net        Taxable Net      Taxable Net        Amount of
                                                                    Income with        Income with           Income           Credit
                                                                     15% Credit         16% Credit   Without Credit
                                                                          ThCh$             ThCh$             ThCh$            ThCh$
------------------------------------------------------------------------------------------------------------------------------------
CTC Equipos y Servicios de Telecomunicaciones S.A                            --         2,265,438                --          362,470
CTC Transmisiones Regionales S.A                                             --        18,717,996                --        2,994,879
Globus 120 S.A                                                        2,031,364         1,208,705               402          551,867
Telefonica Empresas CTC Chile S.A                                            --         8,592,484            16,422        1,374,797
------------------------------------------------------------------------------------------------------------------------------------

b) Deferred income taxes:

   As of December 31, 2002 and 2001, accumulated balances of temporary differences that originate deferred income tax liabilities and assets (net) amount to ThCh$ 10,802,207 and ThCh$ 9,436,846, respectively and their breakdown is as follows:

                                                                  2002                                 2001
                                                                  ----                                 ----
                                     Deferred tax assets       Deferred tax            Deferred tax assets       Deferred tax
                                                               liabilities                                        liabilities
Descriptions                      Short-term    Long-term Short-term    Long-term Short-term     Long-term Short-term     Long-term
------------------------------------------------------------------------------------------------------------------------------------
Temporary differences
Allowance for doubtful accounts   18,523,109           --         --           --  16,188,434           --         --            --
Vacation provision                   780,222           --         --           --     818,246           --         --            --
Tax loss                             333,509   37,934,435         --           --  36,836,369   23,521,982         --            --
Difference in value of                    --    1,024,959         --           --       3,900    1,554,921         --            --
 activated I.A.S.
Leased assets and liabilities         61,788      750,079         --      150,960      60,281      902,987         --            --
Reappraisal of property, plant            --    3,628,454         --           --          --    4,881,018         --            --
 and equipment
Depreciation of property, plant           --           --         --  207,594,668          --           --         --   219,672,604
 and equipment
Staff severance indemnities               --       10,737         --    6,162,642          --           --         --     7,537,748
Deferred charge on sale of                --           --         --      667,867          --           --         --       737,927
 assets
Software development                      --           --         --    5,828,114          --           --         --     6,919,600
Deferred charges for activated            --           --         --    3,605,825          --           --         --     1,524,758
 disbursements
Difference in value of             3,207,509           --         --           --   1,699,692           --         --            --
 temporary investments
Other events                       2,282,337    1,422,776         --    1,125,892   2,581,943    1,256,267     13,141     2,179,496

Subtotal                          25,188,474   44,771,440         --  225,135,968  58,188,865   32,117,175     13,141   238,572,133
------------------------------------------------------------------------------------------------------------------------------------
Complementary accounts net of             --  (13,528,465)        -- (157,902,312) (1,594,227) (16,074,530)        --  (175,411,836)
 accumulated amortization
Valuation provision                       --           --         --           --          --           --         --            --

Subtotal                          25,188,474   31,242,975         --   67,233,656  56,594,638   16,042,645     13,141    63,160,297
------------------------------------------------------------------------------------------------------------------------------------
Tax reclassification                      --  (31,242,975)        --  (31,242,975)    (13,140) (16,042,645)   (13,141)  (16,042,645)

Total                             25,188,474           --         --   35,990,681  56,581,498           --         --    47,117,652
------------------------------------------------------------------------------------------------------------------------------------

 As stated in Note 2 d, until December of 2001, the balance of deferred tax assets and liabilities originating in Sonda S. A. (former subsidiary of Telefonica Empresas CTC Chile) was ThCh$ 455,069 and ThCh$ 69,314 respectively, which has been consolidated line-by-line in the statement of income until August 31, 2002.


102_Telefonica CTC Chile 2002 Annual Report

c) Breakdown of income taxes:

   The current income tax expense shown in the following table is based on the determination of taxable net income, net of credits for donations, training expenses and other credits.

Description                                                                                                 2002               2001
                                                                                                           ThCh$              ThCh$
-----------------------------------------------------------------------------------------------------------------------------------
Current tax expense (16% income tax)                                                                  (7,822,374)        (8,754,958)
Current tax expense (Article 21 single tax at 35%)                                                      (307,125)          (230,347)
Recovery of taxable losses from dividends received from subsidiaries                                   5,348,208          5,118,927
Income tax subtotal                                                                                   (2,781,291)        (3,866,378)
-----------------------------------------------------------------------------------------------------------------------------------
Effect of advance and deferred tax assets or liabilities for the year                                 (8,722,257)       (25,113,892)
Tax loss benefit                                                                                              --         18,667,440
Effect of amortization of deferred assets and liabilities complementary accounts                     (15,213,228)        (1,456,198)
Deferred taxes subtotal                                                                              (23,935,485)        (7,902,650)
-----------------------------------------------------------------------------------------------------------------------------------
Total income tax expense                                                                             (26,716,776)       (11,769,028)
-----------------------------------------------------------------------------------------------------------------------------------

8. Other Current Assets:

The breakdown of other current assets is as follows:

                                                                                                            2002               2001
                                                                                                           ThCh$              ThCh$
------------------------------------------------------------------------------------------------------------------------------------
Fixed income securities purchased with resale agreement                                                       --          52,578,947
Fixed income securities sold with repurchase agreements                                                       --          29,945,797
Collective negotiation bonus to be amortized (a)                                                       1,154,375           1,643,026
Customs duties interest to be amortized                                                                       --           3,057,477
Adjustment to market value for cellular equipment to be commercialized (c)                             3,981,423                  --
Exchange insurance premiums to be amortized                                                            1,600,862           4,085,549
Telephone directories for connection program                                                           4,439,338           2,488,808
Higher discount rate of bonds to be amortized                                                            697,793           1,253,042
Disbursements for placement of bonds to be amortized                                                   1,762,067           1,790,109
Disbursements for foreign financing proceeds to be amortized (b)                                         489,094           2,111,125
Deferred charges for modification of IPAS discount rate (net)                                            506,747             117,119
Exchange difference insurance debtors (net of partial liquidations)                                   12,626,720          20,626,301
Others                                                                                                 1,398,208           3,201,544
Total                                                                                                 28,656,627         122,898,844
------------------------------------------------------------------------------------------------------------------------------------

(a) During 2002, the Company signed a 2-year collective contract with part of its employees (3 years for Telefonica Movil employees) granting them, among other benefits, a special negotiation bonus. This bonus was paid between June and July of 2002 (for Telefonica Movil employees a second installment of ThCh$ 440,000 (historical) will be paid in May 2004). The total benefit which amounts to ThCh$ 2,494,544 (historical), is being deferred using the straight-line method during the term of the respective collective contracts. The long-term portion is shown under "Other" long-term (note 13).

(b) This amount corresponds to the cost (net of amortization) of the reserve paid to the Banco Central de Chile and disbursements incurred for foreign loans obtained by the Company to finance its investment plan.

(c) Corresponds to adjustment to market value for cellular equipment maintained in stock at year-end, which is charged to income in accordance with the contract type, contract or prepayment.


                                     2002 Annual Report Telefonica CTC Chile_103

9. Property, plant and equipment:

The breakdown of property, plant and equipment is as follows:

                                                                             2002                                  2001
                                                                Accumulated Gross prop., plant       Accumulated  Gross prop., plant
Description                                                    Depreciation      and equipment      Depreciation       and equipment
                                                                      ThCh$              ThCh$              ThCh$              ThCh$
------------------------------------------------------------------------------------------------------------------------------------
Land                                                                     --         27,372,131                 --         29,030,587
------------------------------------------------------------------------------------------------------------------------------------
Construction and Infrastructure Works                            70,454,187        183,151,839         66,610,375        197,925,361
------------------------------------------------------------------------------------------------------------------------------------
Machinery and equipment                                       1,751,100,648      3,294,876,741      1,589,845,303      3,235,794,533
Central office telephone equipment                              884,264,242      1,534,772,639        774,494,044      1,421,076,491
External plant                                                  606,043,932      1,362,156,206        549,194,894      1,346,281,565
Subscribers' equipment                                          227,139,867        362,878,756        254,200,836        398,294,086
General equipment                                                33,652,607         35,069,140         11,955,529         70,142,391
Other Property, Plant and Equipment                             136,984,124        393,378,237        127,341,224        446,283,271
Office furniture and equipment                                   68,228,232        127,723,898         91,773,232        102,515,365
Projects, works in progress and their materials                          --        135,303,278                 --        223,209,260
Contract advances                                                        --            310,493                 --            319,808
Leased assets (1)                                                 4,416,023         11,241,599          9,577,719         15,247,224
Property, plant and equipment temporarily out of                 11,135,132         23,549,726          6,330,659         14,291,533
service
Software and others                                              53,204,737         95,249,243         19,659,614         90,700,081
Circular 550 reappraisal                                         10,326,522          9,130,267         10,358,363          9,130,322
------------------------------------------------------------------------------------------------------------------------------------
Total                                                         1,968,865,481      3,907,909,215      1,794,155,265      3,918,164,074
------------------------------------------------------------------------------------------------------------------------------------

(1) As of December 2002 this caption mainly considers: ThCh$ 5,453,691 gross value for acquisition of administrative offices with accumulated depreciation of ThCh$ 546,059 with contract terms of 15 years since 1996, ThCh$ 3,206,834 gross value for electronic and computer equipment with accumulated depreciation of ThCh$ 2,704,256 with 12-year contract terms since 1994. Additionally it considers ThCh$ 1,185,139 gross value of long distance transmission equipment with accumulated depreciation of ThCh$ 322,041 with 18-year contract terms since 1996.

The balance of gross property, plant and equipment includes capitalized interest in the amount of ThCh$ 208,962,843 and ThCh$ 201,188,437 in 2002 and 2001,
respectively. Accumulated depreciation of this interest amounts to ThCh$ 81,460,095 and ThCh$ 63,437,638 in 2002 and 2001, respectively.


Depreciation for the year was charged to operating costs in the amount of ThCh$ 261,035,237 and ThCh$ 255,504,373 for 2002 and 2001, respectively. Property, plant and equipment temporarily out of

service, made up mainly by the cable TV networks of La Serena and Concepcion not transferred in the sale of assets to Cordillera Comunicaciones, generated a depreciation charge of ThCh$ 1,699,096 in 2002 and ThCh$ 1,147,500 in 2001, which is classified in Other Non-operating Expenses.

The breakdown by caption of the Circular 550 reappraisal is as follows:

                                                                   Net          Accumulated       Property, plant    Property, plant
                                                                 Balance       Depreciation        and equipment      and equipment
Description                                                                                               2002               2001
                                                                  ThCh$             ThCh$                 ThCh$             ThCh$
------------------------------------------------------------------------------------------------------------------------------------
Land                                                            (472,645)                --              (472,645)         (472,645)
Constructions and infrastructure works                          (611,466)        (3,923,157)           (4,534,623)       (4,534,622)
Machinery and equipment                                          345,994         13,791,541            14,137,535        14,137,589
Total                                                           (738,117)         9,868,384             9,130,267         9,130,322
------------------------------------------------------------------------------------------------------------------------------------

Depreciation for higher value of technical reappraisal for the year amounts to ThCh$ (23,562) in 2002 and ThCh$ (34,958) in 2001.

Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$ 532,643,685 in 2002 and ThCh$ 350,058,056 in 2001, which include ThCh$ 11,576,295 and ThCh$ 12,068,124, respectively, for Circular 550 reappraisal.


104_Telefonica CTC Chile 2002 Annual Report

10. Investments in Related Companies:

                                                                           Holding      Shareholders' equity
                                      Country     Controlling    No.    percentage          of the companies     Income for the year
                                      of          the             of   2002   2001         2002         2001       2002         2001
Taxp. No.      Company                origin      investment  shares      %      %        ThCh$        ThCh$      ThCh$        ThCh$
------------------------------------------------------------------------------------------------------------------------------------
Foreign        Consorcio Telefonica
               de Brasil Celular
               Holding (1)            Brazil      Dollar  48,950,000   2.61   2.61  196,384,751  168,919,272  2,978,314  -10,851,533
93.541.000-2   Impresora y Comercial
               Publiguias S.A.        Chile       Pesos       45,648   9.00   9.00   25,013,978   18,116,689  6,897,278    6,939,111
96.922.950-1   Empresa de Tarjetas
               Inteligentes S.A.      Chile       Pesos      271,615  20.20  20.00      582,290      526,125   -540,600     -164,135
96.895.220-K   Atento Chile S.A.      Chile       Pesos    3,209,374  28.84  28.84    9,102,320    9,064,005     38,377      432,164
96.725.400-2   Sonda S.A.(2)          Chile       Pesos       35,500  35.00     --   91,055,240           --  4,673,789           --
In development Bolsa de Oportunidades
               de Negocios S.A.       Chile       Pesos           --  19.00  19.00    2,063,500    2,063,500         --           --
In development Time Interating        Chile       Pesos           --  10.25  10.25      734,361      734,361         --           --
96.725.400-2   Solexe S.A.            Chile       Pesos           80     --  40.00           --      528,173         --       48,845
96.571.690-4   Servibanca S.A.        Chile       Pesos        1,200  43.33  43.33           --    4,261,142    214,673      446,146
96.768.410-4   Payroll S.A.           Chile       Pesos    1,989,591  33.33  33.33           --      522,952     81,278      164,605
96.539.380-3   Ediciones
               Financieras S.A.       Chile       Pesos          580   6.66    718           --       58,231    -29,910       19,916
96.831.860-8   Inversiones
               Valparaiso S.A.        Chile       Pesos           --     --  33.33           --    5,724,758         --           --
94.071.000-6   Orden S.A.             Chile       Pesos           --     --  33.33           --    4,393,522         --      260,798
Foreign        SBS Ltda.              Guatemala   Dollar          --     --  49.00           --      156,992         --           --
Foreign        AGROSYS                Guatemala   Dollar          --     --  50.00           --        6,122         --           --
Foreign        Sonda El Salvador      El Salvador Dollar          --     --  49.00           --       29,000         --           --
Foreign        Chiptech               Guatemala   Dollar          --     --  50.00           --       15,284         --           --
96.894.490-8   Puerto Norte S.A.      Chile       Pesos           --     --  50.00           --      161,020         --       22,266
96.900.580-8   Servicios de
               Outsourcing
               Logistica S.A.         Chile       Pesos           --     --  48.33           --      135,502         --      -68,887
96.929.090-1   Compania de Procesos
               y Servicios CPS S.A.   Chile       Pesos           --     --  16.67           --            6         --     -168,914
96.916.540-6   Bazuca Internet
               Partners S.A.          Chile       Pesos           --     --  39.80           --    1,711,128         --     -240,673
96.941.290-K   Sustentable.cl S.A.    Chile       Pesos           --     --  20.96           --       59,685         --           --
96.967.100-K   Novis S.A.             Chile       Pesos           --     --     --           --           --         --           --
Foreign        Bismark
               Telecomunicaciones     Mexico      Pesos           --     --  49.90           --       99,287         --           --
Foreign        Westham Trade
               Co. Ltda.              USA         Dollar          --     --  20.00           --      461,985         --     -219,190
Foreign        Data Dec S.A.          Costa Rica  Dollar          --     --  40.00           --      917,233         --       77,559
Total
------------------------------------------------------------------------------------------------------------------------------------

                                              Accrued income                Equity Value   Unearned Income     Investment book value
                                           2002         2001          2002          2001     2002     2001        2002          2001
Taxp. No.      Company                    ThCh$        ThCh$         ThCh$         ThCh$    ThCh$    ThCh$       ThCh$         ThCh$
------------------------------------------------------------------------------------------------------------------------------------
Foreign        Consorcio Telefonica
               de Brasil Celular
               Holding (1)               77,734     -283,225     5,125,642     4,408,793        --      --    5,125,642    4,408,793
93.541.000-2   Impresora y Comercial
               Publiguias S.A.          620,755      624,520     2,251,258     1,630,502         --      --   2,251,258    1,630,502
96.922.950-1   Empresa de Tarjetas
               Inteligentes S.A.       -108,120      -32,827       116,458       105,225        --      --      116,458      105,225
96.895.220-K   Atento Chile S.A.         11,068      124,636     2,625,109      2,614059        --      --    2,625,109    2,614,059
96.725.400-2   Sonda S.A.(2)          1,635,826           --    31,869,334            --        --      --    1,869,334           --
In development Bolsa de Oportunidades
               de Negocios S.A.              --           --       392,065        92,065        --      --       92,065      392,065
In development Time Interating               --           --        75,272        75,272        --      --       75,272       75,272
96.725.400-2   Solexe S.A.                   --       19,538            --       211,269        --      --           --      211,269
96.571.690-4   Servibanca S.A.           93,018      193,315            --     1,846,353        --      --           --    1,846,353
96.768.410-4   Payroll S.A.              27,090       54,863            --       174,300        --      --           --      174,300
96.539.380-3   Ediciones
               Financieras S.A.          -1,992        1,430            --         4,181        --      --           --        4,181
96.831.860-8   Inversiones
               Valparaiso S.A.               --        3,841            --     1,908,062        --      --           --    1,908,062
94.071.000-6   Orden S.A.                    --       86,924            --     1,464,361        --      --           --    1,464,361
Foreign        SBS Ltda.                     --           --            --        76,926        --      --           --       76,926
Foreign        AGROSYS                       --           --            --         3,061        --      --           --        3,061
Foreign        Sonda El Salvador             --           --            --        14,210        --      --           --       14,210
Foreign        Chiptech                      --           --            --         7,642        --      --           --        7,642
96.894.490-8   Puerto Norte S.A.             --      -11,133            --        80,510        --      --           --       80,510
96.900.580-8   Servicios de
               Outsourcing
               Logistica S.A.                --      -33,293            --        65,488        --      --           --       65,488
96.929.090-1   Compania de Procesos
               y Servicios CPS S.A.          --      -28,158            --             1        --       --          --            1
96.916.540-6   Bazuca Internet
               Partners S.A.                 --      -95,788            --       681,029        --      --           --      681,029
96.941.290-K   Sustentable.cl S.A.           --           --            --        12,510        --      --           --       12,510
96.967.100-K   Novis S.A.                    --           --            --        28,945        --      --           --       28,945
Foreign        Bismark
               Telecomunicaciones            --           --            --        49,544        --      --           --       49,544
Foreign        Westham Trade
               Co. Ltda.                     --      -43,838            --        92,397        --      --           --       92,397
Foreign        Data Dec S.A.                 --       31,024            --       366,893        --      --           --      366,893
Total                                                           42,455,138    16,313,598                     42,455,138   16,313,598
------------------------------------------------------------------------------------------------------------------------------------

(1) Recognition of income for this company is that accrued for November 2002 and 2001.

(2) Recognition of income for this company is only that accrued from September to December 2002.

    As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreign investments on a permanent basis, therefore there is no net income that is potentially remittable.


                                     2002 Annual Report Telefonica CTC Chile_105

11. Goodwill and negative goodwill:

(a) Goodwill:
    The breakdown of goodwill is as follows:

                                                                                  2002                               2001
Taxpayer       Company                                  Year              Amount                             Amount
No.                                                                    amortized       Balance of         amortized       Balance of
                                                                     in the year         Goodwill       in the year         Goodwill
                                                                           ThCh$            ThCh$             ThCh$            ThCh$
------------------------------------------------------------------------------------------------------------------------------------
Foreign        Consorcio Telefonica do Brasil           2001             173,938        2,840,195           455,049        3,014,133
84.119.600-7   Instacom S.A                             1994                  --        1,931,147                --               --
90.430.000-4   CTC Globus S.A                           1998           1,073,136       16,959,632         1,073,136       18,032,764
78.703.410-1   Tecnonautica S.A                         1999              65,805        1,136,243            65,805        1,202,048
96.786.140-5   Telefonica Movil                         1997           9,765,112      146,128,880         9,765,112      155,893,996
83.628.100-4   Sonda S.A. (a)                           1999          12,490,365       11,560,937         1,927,431       24,051,302
Foreign        Sonda Uruguay                            1999              94,366               --           106,445        1,225,110
Foreign        Setco S.A. (Uruguay)                     1999              92,633               --            63,781          545,635
Foreign        Sonda del Ecuador                        1997              25,908               --            28,238          177,131
96.571.690-4   Servibanca                               2000              24,140               --            36,964          298,790
Foreign        Sonda Do Brasil Ltda                     1998             187,909               --                --               --
96.834.320-3   Infoera                                  1999              41,429          701,818            41,431          743,247
96.768.410-4   Payroll                                  1999               1,225               --             1,667           13,334
96.894.490-8   Puerto Norte                             2000                 856               --             1,311           10,928
Foreign        Integral Peru                            1996                  --               --            10,086               --
Foreign        Integral Chile S.A                       1996                  --               --            34,867               --
Foreign        Bac Peru                                 2001                  --               --            31,439               --
96.895.220-K   Atento Chile S.A                         2001             351,740               --           243,104          351,740
Foreign        Sonda Bancos                             2001               6,496               --             2,486           96,989
Foreign        Sonda Peru                               2001               3,313               --                --               --
Foreign        Bismark (Mexico)                         2001               3,199               --             1,139           44,075
Foreign        Tecnoglobal S.A                          2001              35,747               --                --               --
96.811.570-7   Telepeajes S.A                           2001              14,867           76,848             7,927           91,715
Foreign        Bac Financiero                           2001              60,275               --            38,974          510,136
96.833.930-3   Telef. Comun. Empresariales              2001             146,518               --            22,294          146,518
96.590.960-5   Tecnopolis                               2001               1,348               --               688           19,945
Foreign        Track S.A                                2002               1,568               --                --               --
95.191.000-7   Logica S.A                               2001                  --               --           48,449           847,721
94.071.000-6   Orden S.A                                2001                  --               --           37,504           671,951
78.072.130-8   New Horizontes S.A                       2001                  --               --            5,511           102,854
96.900.580-8   Servicio de Outsourcing                  2001                  --               --            2,512           250,181
96.941.290-K   Sustentable.cl S.A                       2001                  --               --              839            39,474
96.929.090-1   Cia de Procesos y Servicios S.A          2001                  --               --            5,826                --
96.725.400-2   Soluciones expertas S.A                  2001                  --               --            1,469            25,455
Foreign        Condec Brasil                            1998                  --               --          218,459         1,662,105
Total                                                                 24,661,893      179,404,553        16,211,090      210,069,277
------------------------------------------------------------------------------------------------------------------------------------

The goodwill amortization period has been determined considering aspects such as; nature and characteristics of the business and estimated period of return of the investment.

(a) For 2002 goodwill amortization includes ThCh$ 8,884,110, as extraordinary amortization due to the sale of 25% of the ownership of subsidiary Telefonica Empresas S.A. in Sonda S.A.


106_Telefonica CTC Chile 2002 Annual Report

(b) Negative goodwill:
    The breakdown of negative goodwill is as follows:

                                                                                  2002                              2001
Taxpayer       Company                                  Year              Amount       Balance of            Amount       Balance of
No.                                                                    amortized         Negative         amortized         Negative
                                                                     in the year         Goodwill       in the year         Goodwill
                                                                           ThCh$            ThCh$             ThCh$            ThCh$
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
Foreign        Condec Ltda.                             1999                  --               --             6,185               --
------------------------------------------------------------------------------------------------------------------------------------

12. Intangibles:

                                                                                                              2002             2001
                                                                                                             ThCh$            ThCh$
-----------------------------------------------------------------------------------------------------------------------------------
Underwater cable rights (gross)                                                                         20,722,149       16,981,672
Accumulated amortization previous                                                                       (1,592,181)      (1,063,390)
year
Amortization for the year                                                                                 (753,229)        (528,704)
Licenses (Software) (gross)                                                                              2,083,683               --
Amortization for the year                                                                                 (259,517)              --
Licenses for use of electronic radio                                                                     9,498,563               --
space (gross)
Amortization for the year                                                                                  (26,385)              --
Total Net Intangibles                                                                                   29,673,083       15,389,578
-----------------------------------------------------------------------------------------------------------------------------------

13. Others (from Other Assets):

                                                                                                              2002              2001
                                                                                                             ThCh$             ThCh$
------------------------------------------------------------------------------------------------------------------------------------
Disbursements for obtaining external financing to be amortized (see note 8b)                             1,914,264         1,270,594
Disbursements for placement of bonds to be amortized                                                     4,177,432         6,103,671
Leased vehicles                                                                                            329,278         1,003,964
Higher discount rate for bonds to be amortized                                                           4,623,831         7,355,920
Deferred charge for modification of staff severance indemnities discount rate (net)                             --         1,095,190
Commercial projects in development (Lottery, Investment Fund)                                                   --         1,946,940
Collective negotiation bonus (see note 8a)                                                               1,044,419                --
Deferred exchange insurance premiums to be amortized                                                       435,248           924,581
Rental of telephone posts paid in advance                                                                1,338,648         2,560,642
Guarantee deposits                                                                                         329,078           316,136
Telephone directories for connection programs                                                            1,880,443                --
Others                                                                                                     496,278         3,435,983
Total                                                                                                   16,568,919        26,013,621
------------------------------------------------------------------------------------------------------------------------------------


                                     2002 Annual Report Telefonica CTC Chile_107

14. Short-term obligations with banks and financial institutions:

The breakdown of short-term obligations with banks and financial institutions is as follows:

                                                      US$                    U.F.                   Ch$                 Total
Taxp. No.                                    2002         2001          2002         2001     2002     2001        2002         2001
                                            ThCh$        ThCh$         ThCh$        ThCh$    ThCh$    ThCh$       ThCh$        ThCh$
------------------------------------------------------------------------------------------------------------------------------------
97.008.000-7  CITIBANK                         --           --          --      8,510,324       --    1,291          --    8,511,615
97.030.000-7  BANCOESTADO                      --           --   9,191,446     10,791,371       --      174   9,191,446   10,791,545
59.004.250-1  SUDAMERIS                        --      172,655          --             --       --       --          --      172,655
97.004.000-5  BANCO DE CHILE                   --      775,959          --             --       --   74,997          --      850,956
Foreign       REPUBLICA DE GUATEMALA           --        8,767          --             --       --       --          --        8,767
97.032.000-8  BANCO BBVA BHIF                  --           --          --             --       --    9,269          --        9,269
97.036.000-K  BANCO SANTIAGO                   --           --          --             --       --   11,298          --       11,298
97.006.000-6  BANCO DE CREDITO
                E INVERSIONES                  --           --          --             --       --  296,008          --      296,008
              Total                            --      957,381   9,191,446     19,301,695       --  393,037   9,191,446   20,652,113
------------------------------------------------------------------------------------------------------------------------------------
              Capital owed                     --      954,678   9,178,122     19,221,244       --  393,037   9,178,122   20,568,959
------------------------------------------------------------------------------------------------------------------------------------
              Average annual interest rate     --        4.58%       0.78%          3.53%       --       --       0.78%        3.51%
------------------------------------------------------------------------------------------------------------------------------------
Short-term portion of long-term
------------------------------------------------------------------------------------------------------------------------------------
79.561.240-8  CHASE MANHATTAN             375,186      473,401          --             --       --       --     375,186      473,401
Foreign       ABN AMRO BANK             1,545,331      250,805          --             --       --       --   1,545,331      250,805
Foreign       BBVA-(BANCO EXTERIOR)    18,147,934    8,736,493          --      6,169,556       --       --  18,147,934   14,906,049
97.006.000-6  BANCO DE CREDITO
                E INVERSIONES                  --           --          --      6,533,683       --       --          --    6,533,683
97.008.000-7  CITIBANK                116,381,125    8,965,832          --             --       --       -- 116,381,125    8,965,832
97.015.000-5  SANTANDER                        --           --   9,841,229      8,211,894       --       --   9,841,229    8,211,894
97.036.000-K  BANCO SANTIAGO                   --           --          --      9,764,132       --       --          --    9,764,132
Foreign       CREDIT LYONNAIS                  --    2,468,166          --             --       --       --          --    2,468,166
Foreign       MORGAN GUARANTY                  --   61,383,585          --             --       --       --          --   61,383,585
              Total                   136,449,576   82,278,282   9,841,229     30,679,265       --       -- 146,290,805  112,957,547
              Capital owed            133,474,948   78,839,957   9,711,590     30,058,565       --       -- 143,186,538  108,898,522
              Average annual interest rate  2.39%        3.86%       0.90%          4.33%       --       --       2.29%        3.99%
------------------------------------------------------------------------------------------------------------------------------------
              Percentage of obligations in foreign currency:                87.76% for 2002 and 62.30% for 2001
              Percentage of obligations in national currency:               12.24% for 2002 and 37.70% for 2001


108_Telefonica CTC Chile 2002 Annual Report

15. Long-term obligations with banks and financial institutions:

Long-term obligations with banks and financial institutions:

                                        Currency or       Years to maturity LT portion     Long-term                       Long-term
              Bank or Financial         Indexation                                     portion as of                   portion as of
Taxp. No.     Institution               Index       1 to 2         2 to 3        3 to 5     31/12/02                        31/12/01
                                                     ThCh$          ThCh$         ThCh$        ThCh$                           ThCh$
------------------------------------------------------------------------------------------------------------------------------------
              Loans in dollars
79.561.240-8  CHASE MANHATTAN           US$     57,488,800     28,744,400            --   86,233,200   Libor + 0.75%      80,932,043
Foreign       ABN AMRO BANK             US$             --    143,721,999   107,791,500  251,513,499  Libor + 1.125%     134,886,740
97.008.000-7  CITIBANK                  US$      7,718,198      7,718,198     3,859,100   19,295,496  Libor + 0.725%     177,100,619
Foreign       CREDIT LYONNAIS           US$             --             --            --           --              --       3,700,169
Foreign       J. P. MORGAN              US$             --             --            --           --              --      60,699,033
Foreign       BANCO EXTERIOR DE ESPANA  US$             --             --            --           --              --       8,430,420

              Subtotal                          65,206,998    180,184,597   111,650,600  357,042,195           2.57%     465,749,024
------------------------------------------------------------------------------------------------------------------------------------
              Loans in unidades de fomento
97.015.000-5  SANTANDER                 UF      59,525,347             --            --   59,525,347  Tab 90 + 0.75%      69,292,903
97.032.000-8  BANCO BBVA BHIF           UF              --             --            --           --                      14,023,535

              Subtotal                          59,525,347             --            --   59,525,347           0.90%      83,316,438
------------------------------------------------------------------------------------------------------------------------------------
              Loans in other currencies
Foreign       MERCOM BANK                $              --             --            --           --                          46,536

              Total                            124,732,345    180,184,597   111,650,600  416,567,542           2.33%     549,111,998
------------------------------------------------------------------------------------------------------------------------------------

              Percentage of obligations in foreign currency:   85.71% in 2002 and 84.83% in 2001

              Percentage of obligations in national currency:  14.29% in 2002 and 15.17% in 2001


                                     2002 Annual Report Telefonica CTC Chile_109

16. Obligations with the public:

The breakdown of obligations with the public for bond issuance, classified in the short and long-term is as follows:

Registration number or                                       Current nominal           Bond readjustment    Interest          Final
identification of the instrument          Series               amount placed           unit                 rate %          deadline
------------------------------------------------------------------------------------------------------------------------------------
Short-term portion of long-term bonds
143.27.06.91                              E                          156,250           U.F.                6.000            Apr.2003
143.27.06.91                              F                           71,429           U.F.                6.000            Apr.2016
177.12.08.94                              H(a)                            --           U.F.                5.800            Aug.2006
177.12.08.94                              I                          125,000           U.F.                5.500            Aug.2015
203.23.04.98                              J(b)                            --           U.F.                6.750            Feb.2010
203.23.04.98                              K                               --           U.F.                6.750            Feb.2020
Issued in New York                        Yankee Bonds                    --           US$                 7.625            Jul.2006
Issued in New York                        Yankee Bonds                    --           US$                 8.375            Jan.2006
Issued in Luxemburg                       Eurobonos(c)                    --           EURO                5.375            Aug.2004

Total
------------------------------------------------------------------------------------------------------------------------------------
Long-term bonds
143.27.06.91                              E                               --           U.F.                6.000            Apr.2003
143.27.06.91                              F                          892,857           U.F.                6.000            Apr.2016
177.12.08.94                              H(a)                            --           U.F.                5.800            Aug.2006
177.12.08.94                              I                        1,437,500           U.F.                5.500            Aug.2015
203.23.04.98                              J(b)                            --           U.F.                6.750            Feb.2010
203.23.04.98                              K                        4,000,000           U.F.                6.750            Feb.2020
Issued in New York                        Yankee Bonds           200,000,000           US$                 7.625            Jul.2006
Issued in New York                        Yankee Bonds           200,000,000           US$                 8.375            Jan.2006
Issued in Luxemburg                       Eurobonos(c)           157,800,000           EURO                5.375            Aug.2004

Total
------------------------------------------------------------------------------------------------------------------------------------

                                                      Periodicity                           Par value           Placement
Registration number or                         Interest                                2002                 2001            In Chile
identification of the instrument               payment          Amortizations         ThCh$                ThCh$           or abroad
------------------------------------------------------------------------------------------------------------------------------------
Short-term portion of long-term bonds
143.27.06.91                                   Biannual         Biannual           2,648,222           5,330,441            National
143.27.06.91                                   Biannual         Biannual           1,393,207           1,408,354            National
177.12.08.94                                   Biannual         Biannual                  --           8,641,818            National
177.12.08.94                                   Biannual         Biannual           2,268,699           2,283,629            National
203.23.04.98                                   Biannual         Biannual                  --           6,084,352            National
203.23.04.98                                   Biannual         Biannual           1,660,837           1,661,474            National
Issued in New York                             Biannual         Final              6,030,394           4,799,720             Foreign
Issued in New York                             Biannual         Final              5,079,754           5,773,902             Foreign
Issued in Luxemburg                            Biannual         Final              2,623,126           2,667,462             Foreign

Total                                                                              21,704,239         38,651,152
------------------------------------------------------------------------------------------------------------------------------------
Long-term bonds
143.27.06.91                                   Biannual         Biannual                  --           2,617,272            National
143.27.06.91                                   Biannual         Biannual          14,950,107          16,152,037            National
177.12.08.94                                   Biannual         Biannual                  --          29,313,445            National
177.12.08.94                                   Biannual         Biannual          24,069,673          26,172,718            National
203.23.04.98                                   Biannual         Biannual                  --          37,688,715            National
203.23.04.98                                   Biannual         Biannual          66,976,480          67,002,158            National
Issued in New York                             Biannual         Final            143,722,000         134,886,740             Foreign
Issued in New York                             Biannual         Final            143,722,000         134,886,740             Foreign
Issued in Luxemburg                            Biannual         Final            118,752,390         119,105,286             Foreign

Total                                                                            512,192,650         567,825,381
------------------------------------------------------------------------------------------------------------------------------------

(a) During December of 2002, Telefonica CTC Chile prepaid this bond placement, paying the complete capital balance (UF) plus interest accrued to date.

    This transaction implied recognizing in income the placement expenses for these bonds as well as the higher discount rate for their placement, the amounts involved in each case are ThCh$ 75,738 and ThCh$ 376,314, which are included under "Financial Expenses".

(b) During August of 2002, Telefonica CTC Chile prepaid this bond placement, paying the complete capital balance (UF) plus interest accrued to date.

    This transaction implied recognizing in income the placement expenses for these bonds as well as the higher discount rate for their placement, the amounts involved in each case are ThCh$ 423,724 and ThCh$ 1,789,383, which are included under "Financial Expenses".

(c) Between June and December of 2002, Telefonica CTC Chile carried out a partial repurchase of 37.6 million euros of his placement. This transaction was carried out at a price of 96.8% par value, which meant a payment of 36.4 million euros, plus interest accrued as of that date on the nominal amount of repurchase.

    Partial redemption of this bond had a net effect on income of ThCh$ 557.260, due to the lower price paid and the proportional anticipated amortization of expenses related to the placement which has been classified under Financial Income.


110_Telefonica CTC Chile 2002 Annual Report

17. Provisions:

The breakdown of provisions shown in liabilities is as follows:

                                                            2002           2001
                                                           ThCh$          ThCh$
-------------------------------------------------------------------------------
Current                                                9,952,190     15,069,037
-------------------------------------------------------------------------------
Staff severance indemnities                               90,218        523,192
Accrued vacation cost provision                        5,440,631      6,990,961
Other provisioned benefits                             6,737,658     10,666,069
Employee benefit advances                             (2,316,317)    (3,111,185)
Long-term                                             17,257,252     20,485,428
-------------------------------------------------------------------------------
Staff severance indemnities                           17,257,252     20,485,428
Total                                                 27,209,442     35,554,465
-------------------------------------------------------------------------------

There were no write off in 2002 and 2001.


18. Staff severance indemnities:

The breakdown of the charge to income for staff severance indemnities is as follows:

                                                            2002           2001
                                                           ThCh$          ThCh$
-------------------------------------------------------------------------------
Operating and administration and selling costs         4,049,348      3,803,010
Other non-operating expenses                          11,463,596     16,605,183
Total                                                 15,512,944     20,408,193
-------------------------------------------------------------------------------
Payments for the year                                (19,174,094)   (10,481,492)
-------------------------------------------------------------------------------

19. Minority interest:

Minority interest includes recognition of the portion of equity and income of subsidiaries belonging to third parties. The breakdown for 2002 and 2001 is as follows:

                                                 Minority        Minority             Minority                         Minority
                                                 Interest        Interest        Interest Liabilities             Interest Income
Subsidiaries                                         2002            2001          2002            2001         2002           2001
                                                    ThCh$           ThCh$         ThCh$           ThCh$        ThCh$          ThCh$
-----------------------------------------------------------------------------------------------------------------------------------
Soc. Nacional de Procesamiento de Datos S.A. (i)       --           40.01            --      35,695,600      607,665      4,717,129
Administradora de Telepeajes de Chile S.A.          19.01           19.01        27,826         (62,073)     (12,206)       (11,148)
CTC - Transmisiones Regionales S.A.                  0.84            0.84       925,774         863,354      109,441        261,808
Infoera S.A.                                         0.01            0.01            (9)             (2)         (13)           (14)
Fundacion Telefonica                                50.00           50.00       183,447         171,240       12,208        (29,224)
Tecnonautica S.A.                                    0.01            0.01             1            (126)       9,516            (55)
Comunicaciones Mundiales                             0.34            0.34         5,224           5,282           86             22
Total                                                                         1,142,263      36,673,275      726,697      4,938,518
-----------------------------------------------------------------------------------------------------------------------------------

(i) For 2002, corresponds to participation in income up to August 31, 2002 (see note 2d).


                                     2002 Annual Report Telefonica CTC Chile_111

20. Shareholders' Equity:

During 2002 and 2001, changes in shareholders' equity accounts are as follows:

                                                                                         Accumulated         (Loss)
                                                                                             deficis     Net income           Total
                                           Paid-in    Contribut      Other     Retained  development            for   shareholders'
                                           capital      surplus   reserves     earnings       period       the year          equity
                                             ThCh$        ThCh$      ThCh$        ThCh$        ThCh$          ThCh$
-----------------------------------------------------------------------------------------------------------------------------------
2002
Balances as of December 31, 2001       715,017,592  111,177,044  1,536,666  435,806,854     (371,667)     4,111,658   1,267,278,147
Transfer of 2001 net income
  to retained earnings                          --           --         --    4,111,658           --     (4,111,658)             --
Final 2001 dividend                                          --         --           --   (1,233,497)            --      (1,233,497)
Absorption of accum. deficit
develop. period subsidiaries                    --           --         --     (371,667)     371,667             --              --
Adjustment of foreign investment
conversion reserve                              --           --    362,843           --           --             --         362,843
Price-level restatement                 21,450,528    3,335,312     25,227   13,151,868           --             --      37,962,935
Loss for the year                               --           --       -         -                 --    (17,680,376)    (17,680,376)
Balance as of December 31, 2002        736,468,120  114,512,356  1,924,736  451,465,216           --    (17,680,376)  1,286,690,052
-----------------------------------------------------------------------------------------------------------------------------------

2001
-----------------------------------------------------------------------------------------------------------------------------------
Balances as of December 31, 2000       693,518,518  107,834,185    897,688  537,191,393     (464,381)  (114,023,952)  1,224,953,451
Transfer of 2000 loss to
  retained earnings                             --           --         -- (114,023,952)          --    114,023,952              --
Absorption of accum. deficit
  develop. period subsidiaries                  --           --         --     (464,381)     464,381             --              --
Adjustment of foreign investment
  conversion reserve                            --           --    611,149           --           --             --         611,149

Accum. deficit develop.
  period subsidiaries                           --           --         --           --     (371,667)            --        (371,667)
Price-level restatement                 21,499,074    3,342,859     27,829   13,103,794           --             --      37,973,556
Net income for the year                         --           --         --           --           --      4,111,658       4,111,658
Balance as of December 31, 2001        715,017,592  111,177,044  1,536,666  435,806,854     (371,667)     4,111,658   1,267,278,147
-----------------------------------------------------------------------------------------------------------------------------------
Restated balances as of
  December 31, 2002                    736,468,120  114,512,356  1,582,766  448,881,060     (382,817)     4,235,008   1,305,296,493
-----------------------------------------------------------------------------------------------------------------------------------

In accordance with Article 10 of Corporations Law 18,046, restatement of paid-in capital has been incorporated to that account.

(a) Capital:
    As of December 31, 2002, the Company's paid-in capital is as follows:

Number of shares:
Series                     No. of shares            No. of         No. of shares
                              subscribed       paid shares    with voting rights
--------------------------------------------------------------------------------
A                            873,995,447       873,995,447           873,995,447
B                             83,161,638        83,161,638            83,161,638
--------------------------------------------------------------------------------

Capital (ThCh$):
Series                                          Subscribed               Paid-in
                                                   capital               capital
--------------------------------------------------------------------------------
A                                              672,480,822           672,480,822
B                                               63,987,298            63,987,298
--------------------------------------------------------------------------------


112_Telefonica CTC Chile 2002 Annual Report

(b) Shareholder distribution:
    In accordance with Circular No. 792 issued by the Chilean Superintendence of Securities and Insurance, the distribution of shareholders according to their participation in the Company as of December 31, 2002 is as follows:

Type of shareholder                 Percentage of total                Number of
                                               holdings             shareholders
                                                      %
--------------------------------------------------------------------------------
10% holding or more                               63.85                        2
Less than 10% holding:
  Investment equal to or exceeding UF 200         35.40                    2,441
  Investment under UF 200                          0.75                   12,258
Total                                            100.00                   14,701
--------------------------------------------------------------------------------
Company controller                                43.64                        1
--------------------------------------------------------------------------------

(c) Dividends:
    As established in Law No. 18, 046, except otherwise agreed upon at the General Shareholders' Meeting by unanimous vote of the outstanding shares, when there is net income, at least 30% of it should be distributed as dividends.

    On April 5, 2002, the Ordinary Shareholders Meeting was informed of the dividend distribution policy proposed by the Board of Directors for 2002.

    Distribute for 2002, at least 30% of net income generated in the same year - percentage equal to that required by law - by means of a final dividend in May 2003, which will be proposed at the corresponding General Shareholders' Meeting.

    On April 5, 2002, the General Shareholders Meeting agreed to pay a dividend of ThCh$ 1,233,497 (historical) charged to retained earnings, which was paid on May 15, 2002.

(d) Other reserves:
    In 1994 the Company set up a reserve for the purchase of Invercom S.A. and Instacom S.A., in 1998 for the purchase of Sonda S.A. and its subsidiaries and since 2001 for the adjustment of Consorcio Telefonica de Brasil Celular Holding.

                                                                                 Amount                                Balance as of
       Company                                                     31.12.2001            P.L.R.    Net Movement           31.12.2002
                                                                        ThCh$             ThCh$           ThCh$                ThCh$
------------------------------------------------------------------------------------------------------------------------------------
96.720.710-1 Invercom S.A.                                             39,813             1,194               -               41,007
84.119.600-7 Instacom S.A.                                             15,268               458               -               15,726
83.628.100-4 Sonda S.A.                                             2,007,627            39,356        (645,317)(1)        1,401,666
Foreign      Consorcio Telefonica de Brasil Celular Holding          (526,042)          (15,781)      1,008,160 (1)          466,337
       Total                                                        1,536,666            25,227         362,843            1,924,736
------------------------------------------------------------------------------------------------------------------------------------

(1) This movement corresponds to the net effect of the adjustment for conversion differences in accordance with Technical Bulletin No. 64 issued by the Chilean Accountants Association

(e) Accumulated deficit development period of subsidiary:

    The General Ordinary Shareholders' Meeting held on April 5, 2002, approved absorption of the accumulated deficit development period that the Company maintained as of December 31, 2001, for subsidiaries Telefonica Gestion de Servicios Compartidos S.A. and Infoera S.A.


                                     2002 Annual Report Telefonica CTC Chile_113

21. Income and Expenses:

(a) Operating income and expenses:

    The breakdown of operating income and expenses is as follows:

                                                                                                                 2002           2001
                                                                                                                ThCh$          ThCh$
------------------------------------------------------------------------------------------------------------------------------------
Operating income
Income from sale of services                                                                              786,651,882    858,748,543
Income from sale of equipment and projects                                                                 76,496,799     61,286,110
Total operating income                                                                                    863,148,681    920,034,653
------------------------------------------------------------------------------------------------------------------------------------
Depreciation and amortization                                                                             261,035,237    255,504,373
Payroll                                                                                                    79,566,180    101,149,516
Cost of long distance services and interconnections                                                        71,640,922     50,087,726
Cost of sales of equipment and projects                                                                    53,852,813     75,260,511
Allowance for doubtful accounts                                                                            26,001,066     20,536,073
Contracts with third parties                                                                               44,821,608     59,148,432
Cost of sale of information development                                                                    13,510,995     30,927,099
Vehicle, office and equipment rentals                                                                      11,535,508     11,847,364
Materials (includes obsolescence provisions)                                                                6,140,081      5,175,646
Post rentals                                                                                                5,438,878      5,601,700
Telephone directory printings                                                                               5,048,653      3,634,978
Others                                                                                                     23,644,208     28,320,700
Total operating costs                                                                                     602,236,149    647,194,118
------------------------------------------------------------------------------------------------------------------------------------
Gross margin                                                                                              260,912,532    272,840,535
------------------------------------------------------------------------------------------------------------------------------------

Depreciation includes ThCh$ 18,022,457 and ThCh$ 13,963,397 in 2002 and 2001, respectively, for capitalized interest.

(b) Other non-operating income:

    The breakdown of non-operating income is as follows:

Other Income:

                                                                                                                  2002          2001
                                                                                                                 ThCh$         ThCh$
------------------------------------------------------------------------------------------------------------------------------------
Damage indemnity and supplier fines                                                                                  -        37,207
Gain on sale of shares                                                                                       1,784,257             -
Gain on sale of investment                                                                                           -     1,657,408
Insurance recovery                                                                                                   -       240,285
Gain on sale of property, plant and equipment and sale of materials                                            912,077       404,067
Dividends received                                                                                             172,505             -
Compensation for early termination of contract with Publiguias                                                       -    11,389,049
Net gain on sale of participation in subsidiary (a)                                                          7,874,374             -
Net gain on sale of Compaq contract                                                                                  -       466,599
Administrative services                                                                                         75,409       879,855
Extraordinary recovery of written off accounts                                                                 880,778             -
Others                                                                                                       1,522,124       497,585
Total                                                                                                       13,221,524    15,572,055
------------------------------------------------------------------------------------------------------------------------------------

(a) Corresponds to net gain from selling 25% ownership in Sonda S.A. originated by the difference between the amount received of ThCh$ 27,920,701 (historical) and the investment's book value


114_Telefonica CTC Chile 2002 Annual Report

(c) Other non-operating income and expenses:
    The breakdown of other non-operating income and expenses is as follows:

Other Expenses:

                                                                                                                   2002         2001
                                                                                                                  ThCh$        ThCh$
------------------------------------------------------------------------------------------------------------------------------------
Restructuring costs (1)                                                                                      15,224,434   18,961,222
Lawsuit indemnities and other provisions                                                                      3,115,875    2,086,846
Depreciation and write off of out of service property, plant and equipment (2)                                2,002,190    2,169,904
Extraordinary charges for write off of Mobile business                                                                -    5,205,612
Inventory write off                                                                                                   -    1,055,502
Accounts receivable write off                                                                                         -      157,220
Charges for non-provisioned taxes                                                                               278,622      541,089
Differences in appraisal of mobile services                                                                           -    3,264,356
Provision for lower market value - Terra Networks S.A.                                                        7,566,697    3,582,030
Provision for lower market value of other investments                                                                 -      384,719
Tax recovery difference                                                                                         537,635            -
Medical costs                                                                                                         -      403,269
Others                                                                                                        9,154,494    7,320,270
Total                                                                                                        37,879,947   45,132,039
------------------------------------------------------------------------------------------------------------------------------------

(1) This amount includes costs related to administrative restructuring plans and the difference in the current value provision of staff severance indemnities and the value paid at the time employees were terminated.

(2) This caption is made up mainly of depreciation of the cable TV network in La Serena and Concepcion (assets temporarily out of service) not transferred in the sale of subsidiary Multimedia to Cordillera Comunicaciones.

22. Price-level restatement:

The breakdown of price-level restatement is as follows:

Assets (Charges) Credits             Indexation                                                           2002                  2001
                                                                                                         ThCh$                 ThCh$
------------------------------------------------------------------------------------------------------------------------------------
 Inventories                              C.P.I.                                                       484,941              946,006
 Prepaid expenses                         C.P.I.                                                         5,701              (18,606)
 Prepaid expenses                           U.F.                                                        (2,523)               6,257
 Other current assets                     C.P.I.                                                       902,112            2,535,612
 Other current assets                       U.F.                                                    (6,648,402)         (16,323,621)
 Short and long-term deferred taxes       C.P.I.                                                     4,709,485            4,119,481
 Property, plant and equipment            C.P.I.                                                    60,206,880           67,040,899
 Investments in related companies         C.P.I.                                                       705,812            1,201,322
 Goodwill                                 C.P.I.                                                     6,213,231            7,002,195
 Long-term debtors                        C.P.I.                                                    (4,765,743)            (105,565)
 Long-term debtors                          U.F.                                                         3,178           (5,498,967)
 Other long-term assets                   C.P.I.                                                       891,945              779,402
 Other long-term assets                     U.F.                                                     9,156,005           10,659,340
 Expense accounts                         C.P.I.                                                    15,306,543            8,859,413
Total Credits                                                                                       87,169,165           81,203,168
------------------------------------------------------------------------------------------------------------------------------------

Liabilities - Shareholders' Equity   Indexation                                                           2002                  2001
(charges) credits                                                                                        ThCh$                 ThCh$
 -----------------------------------------------------------------------------------------------------------------------------------
Short-term obligations                    C.P.I.                                                     (411,123)             (341,809)
Short-term obligations                      U.F.                                                  (18,491,417)          (11,860,218)
Long-term obligations                     C.P.I.                                                     (233,572)             (894,415)
Long-term obligations                       U.F.                                                  (14,022,076)          (14,083,203)
Minority interest                         C.P.I.                                                            -            (1,174,198)
Shareholders' Equity                      C.P.I.                                                  (37,962,935)          (39,112,765)
Revenue accounts                          C.P.I.                                                  (22,212,819)          (13,433,390)
Total Charges                                                                                     (93,333,942)          (80,899,998)
------------------------------------------------------------------------------------------------------------------------------------
(Loss) net income from price-level restatement                                                     (6,164,777)              303,170
------------------------------------------------------------------------------------------------------------------------------------


                                     2002 Annual Report Telefonica CTC Chile_115

23. Exchange differences:

The breakdown of exchange differences is as follows:

Assets (Charges) Credits        Currency               2002                 2001
                                                      ThCh$                ThCh$
--------------------------------------------------------------------------------
Inventories                          US$             57,604                   -
Other currents assets                US$         36,128,754         121,878,775
Other currents assets               EURO           (246,605)          1,626,247
Property, plant and equipment        US$              1,176              44,644
Property, plant and equipment      Other                 -               (4,444)
Goodwill                             US$                 -           (1,371,913)
Long-term debtors                    US$        25,178,673           23,431,937
Other long-term assets               US$          (289,110)             906,815
Other long-term assets              EURO           144,762               92,974
Prepaid expenses                     US$                64                6,114
Total Credits                                   60,975,318          146,611,149
--------------------------------------------------------------------------------

Liabilities (charges) credits    Currency             2002                  2001
                                                     ThCh$                 ThCh$
--------------------------------------------------------------------------------
Short-term obligations               US$        (3,253,123)         (18,505,711)
Short-term obligations              EURO        10,250,478           (4,999,056)
Short-term obligations                DM                 -              (33,719)
Short-term obligations            OTHERS                 -              (81,687)
Long-term obligations                US$       (60,596,743)        (121,622,660)
Long-term obligations               EURO       (10,163,290)             530,492
Long-term obligations                 DM                 -                  328
Long-term obligations             OTHERS            (1,064)             (70,925)
Total Charges                                  (63,763,742)        (144,782,938)
--------------------------------------------------------------------------------
(Loss) Net income from exchange differences     (2,788,424)           1,828,211
--------------------------------------------------------------------------------

24. Issuance and placement of share titles and debt titles expense:

The breakdown of this item is as follows:

                                   Short-term (ThCh$)         Long-term (ThCh$)
                                   2002          2001         2002          2001
--------------------------------------------------------------------------------
Disbursements made for
  issuance of bond placement     1,762,067   1,790,109    4,177,432    6,103,671
Higher discount rate of
  bonds to be amortized            697,793   1,253,042    4,623,831    7,355,920
Total                            2,459,860   3,043,151    8,801,263   13,459,591
--------------------------------------------------------------------------------

These items are classified in Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective bonds, as described in Note 16 "Obligations with the Public".

25. Cash Flows:

Financing and investment activities that did not generate cash flows during the year, but that involve future cash flows are as follows:

a) Financing activities:

   The breakdown of financing activities that involve future cash flows is as follows:

   Loans paid                            - see note 14 and 15
   Obligations with the public           - see note 16

b) Investment Activities:

   Investment activities that involve future cash flows are as follows:

                                                   Maturity year           ThCh$
--------------------------------------------------------------------------------
Other investment income
 from maturity of PRD and Zero:                            2005       65,571,937
--------------------------------------------------------------------------------


116_Telefonica CTC Chile 2002 Annual Report

26. Derivative Contracts:

The breakdown of derivative contracts is as follows:

                                               Maturity                         Purchase                     Protected Item
Type of        Type of        Contract               or         Specific            Sale                     or Transaction
Derivate      Contract           Value       Expiration             Item        Position                 Name                 Amount
------------------------------------------------------------------------------------------------------------------------------------
FR               CCPE      181,000,000    I Quart. 2003      Exchange rate             P         Oblig. in US$           181,000,000

FR               CCPE      160,000,000    II Quart. 2003     Exchange rate             P         Oblig. in US$           160,000,000

FR               CCPE      175,600,000    III Quart. 2003    Exchange rate             P         Oblig. in US$           175,600,000

FR               CCPE      249,000,000    IV Quart. 2003     Exchange rate             P         Oblig. in US$           249,000,000

FR               CCPE      164,800,000    I Quart. 2004      Exchange rate             P         Oblig. in US$           164,800,000

FR               CCPE       10,000,000    II Quart. 2004     Exchange rate             P         Oblig. in US$            10,000,000

FR               CCPE       80,000,000    III Quart. 2004    Exchange rate             P         Oblig. in US$            80,000,000

FR               CCPE       40,000,000    IV Quart. 2004     Exchange rate             P         Oblig. in US$            40,000,000

FR               CCPE       15,000,000    I Quart. 2005      Exchange rate             P         Oblig. in US$            15,000,000

FR               CCPE       25,000,000    II Quart. 2005     Exchange rate             P         Oblig. in US$            25,000,000

FR               CCPE       19,000,000    III Quart. 2006    Exchange rate             P         Oblig. in US$            19,000,000

FR               CCPE      155,000,000    III Quart. 2004    Exchange rate             P         Oblig. in EURO          155,000,000

FR               CCPE       13,000,000    I Quart. 2003      Exchange rate             P         Oblig. in US$            13,000,000

FR               CCPE       22,000,000    II Quart. 2003     Exchange rate             P         Oblig. in US$            22,000,000

FR               CCPE        4,000,000    I Quart. 2004      Exchange rate             P         Oblig. in US$             4,000,000


Zero Cost Collar CCTE      347,591,590    I Trim. 2003       Interest rate             P         Oblig. in US$           347,591,590
Zero Cost Collar CCTE      225,000,000    IV Trim. 2003      Interest rate             P         Oblig. in US$           225,000,000
S                CCTE      100,000,000    III Trim. 2004     Interest rate             P         Oblig. in EURO          100,000,000

------------------------------------------------------------------------------------------------------------------------------------

                                                                                            Affected Accounting Accounts
                                                      Value of                    Asset/Liability               Effect on Income
Type of       Type of                                Protected
Derivate     Contract                                     Item               Name              Amount       Realized      Unrealized
                                                         Thch$                                  Thch$          Thch$           Thch$
------------------------------------------------------------------------------------------------------------------------------------
FR               CCPE                              130,068,410             asset          130,068,410              -      4,299,117
                                                                       liability         (127,725,942)
FR               CCPE                              114,977,600             asset          114,977,600              -      7,870,678
                                                                       liability         (110,810,209)
FR               CCPE                              126,187,916             asset          126,187,916              -      2,974,499
                                                                       liability         (124,834,491)
FR               CCPE                              178,933,890             asset          178,933,890              -      8,307,780
                                                                       liability         (178,117,650)
FR               CCPE                              118,426,928             asset          118,426,928              -      3,217,065
                                                                       liability         (117,553,457)
FR               CCPE                                7,186,100             asset            7,186,100              -        422,654
                                                                       liability           (6,931,889)
FR               CCPE                               57,488,800             asset           57,488,800              -      3,615,279
                                                                       liability          (58,165,148)
FR               CCPE                               28,744,400             asset           28,744,400              -      1,398,424
                                                                       liability          (29,259,813)
FR               CCPE                               10,779,150             asset           10,779,150              -        668,509
                                                                       liability           (11,144,72)
FR               CCPE                               17,965,250             asset           17,965,250              -        991,266
                                                                       liability          (18,744,054)
FR               CCPE                               13,653,590             asset           13,653,590              -      1,141,942
                                                                       liability          (13,382,007)
FR               CCPE                              116,645,250             asset          116,645,250              -     12,236,257
                                                                       liability         (115,672,496)
FR               CCPE                                9,341,930             asset            9,341,930              -         39,290
                                                                       liability           (9,360,340)
FR               CCPE                               15,809,420             asset           15,809,420              -        246,430
                                                                       liability          (15,801,670)
FR               CCPE                                2,874,440             asset            2,874,440              -         64,680
                                                                       liability           (2,875,400)
Zero Cost Collar CCTE                                        -             asset           (1,151,473)    (5,862,433)    (1,151,473)
Zero Cost Collar CCTE                                        -             asset           (1,518,508)    (3,222,729)    (1,518,508)
S                CCTE                                        -             asset              921,679     (1,452,521)       921,679
------------------------------------------------------------------------------------------------------------------------------------
Income to be deferred for exchange insurance to be amortized              pasivo           (2,432,895)       997,568      1,361,637

Costs to be deferred for exchange insurance to be amortized               activo            2,036,110     (3,535,079)    (4,096,940)
------------------------------------------------------------------------------------------------------------------------------------
Exchange insurance expired during the year (net)                                                          29,554,173
------------------------------------------------------------------------------------------------------------------------------------
Total                                                                                                     16,478,979     43,010,265
------------------------------------------------------------------------------------------------------------------------------------

    Types of derivatives:         Type of Contract:
    FR: Forward                   CCPE: Hedge contract for existing items
    S : Swap                      CCTE: Hedge contract for expected transactions
                                  CI : Investment contract


                                     2002 Annual Report Telefonica CTC Chile_117

27. Contingencies and restrictions:

a) Lawsuits:
(i)  Complaint filed by Profesionales Temporales Ltda (Protempore
     Ltda.):

     On January 2, 1998, the Company was notified of a complaint filed by Protempore Ltda. with the 15th Civil Court of Santiago for cancellation of contract with damage indemnity amounting to ThCh$ 7,885,711.

     By sentence dated June 28, 2002, the court rejected all parts of the complaint and damage indemnity filed by Protempore and accepted the counterclaim filed by Telefonica CTC Chile, declaring cancellation of the contracts due to non-compliance by the former, sentencing them to indemnify all payments made by the Company as a consequence of their non-compliance. Protempore filed a motion to vacate and appeal against this sentence, which is underway (Case No. 4958-1997).

(ii) Complaint filed by VTR Telefonica S.A.:

     On June 30, 2000 VTR Telefonica S.A. filed a complaint in plenary suit for the collection of access charges of Ch$ 2,203 million, based on the differences that would originate when access charge tariffs were reduced. The first instance sentence accepted VTR's complaint and compensation presented by Telefonica CTC. The Company filed a motion to vacate and appeal that is currently underway.

(iii)Labor lawsuits:

     In the normal course of business of the Company there have been labor lawsuits filed against it.

     To date, among others, there are certain labor lawsuits involving 27 former employees who claim wrongful dismissal. These employees did not sign releases or receive staff severance indemnities. Fist instance sentences have been handed down in two of these lawsuits, accepting the complaint. They have been appealed by the Company. The Company has obtained favorable sentencing in a third lawsuit, with the Supreme Court ratifying a previous verdict by the Court of Appeal of Concepcion which accepted the Company's arguments.

     In addition there are other lawsuits involving 116 former employees who have been paid their staff severance indemnities and have signed their releases, who in spite of having accepted voluntary retirement plans or having been terminated due to the Company's needs, intend to obtain a declaration of nullity. Of these lawsuits, two have been decided in favor of the Company, rejecting the nullity.

     Certain syndicates have filed complaints before the Santiago Labor Courts, requesting indemnity for various concepts.

(iv) Complaint from the Regional Metropolitan Customs Directorate (Direccion Regional de Aduanas Metropolitanas):

     The Regional of Metropolitan Customs Directorate filed charges against the Telefonica Movil S.A. subsidiary for certain regulatory infractions in importing telecommunications equipment, amounting to a total of US$ 5,070,649.44. In this respect we should note that it is the opinion of management and legal counsel, that the loss contingency in relation to the original estimation has been reduced by 90%, since should the first verdict be confirmed, the charges filed and regulatory infractions claimed could not be determined for an amount exceeding 10% of the indicated amounts.

     In Management's opinion and that of internal legal counsel, the risk of the Company being ordered to pay indemnities in the amounts claimed in the above mentioned lawsuits mentioned previously is remote. Management considers it improbable that the Company's revenues and shareholders' equity will be significantly affected by these loss contingencies. Therefore no provision has been set up in relation to the indemnities claimed.

(v)  Complaint against the State of Chile:

     Telefonica CTC Chile continued its efforts to have illegalities incurred in the drafting of Decree 187 which set its rates corrected. We emphasize the presentation of an administrative replacement recourse. Subsequent to the negative response from the Authority, Telefonica CTC Chile filed an indemnity complaint against the State for illegalities incurred in the rates setting process.

     The complaint was for US$ 274 million, plus readjustments and interest, and covers past and future damages until May 2004, due to having to charge lower rates than those that should legally have been set.

     The Third Civil Court of Santiago accepted the complaint, and notified the State. Once the answer from the State had been received, as well as its defense arguments with which the discussion period ends, the Court of Justice dictated the writ of evidence, setting the pertinent, substantial and disputed evidence. To date the complaint is at the evidence stage, during which Telefonica CTC Chile has provided abundant testimonial evidence.


118_Telefonica CTC Chile 2002 Annual Report

b)  Financial restrictions:
    In order to develop its investment plans, the Company has obtained financing both from the local market and the foreign market (Notes 14, 15 and 16), that establish among others: maximum debt clauses for the Company, interest and cash flow coverage.

    The maximum debt ratio for these contracts is 1.60, the interest coverage ratio cannot be less than 3.00 and, lastly, the cash flows ratio must be equal to or exceed 0.166.

    Non compliance with these clauses implies that all obligations assumed in those financing contracts will become due.

    As of December 31, 2002 the Company meets all financial restrictions.

c)  Certificates of deposit for frequencies awarded to Telefonia Movil.
    On July 18, 2002 three 10 Mhz frequencies on the 1,900 Mhz band were put out to tender. Telefonica Movil de Chile was awarded two frequencies
    (20 Mhz) for UF 544,521 equivalent to US$ 12.8 million. Therefore,Telefonica Movil de Chile has had to issue bank certificates of deposit in favor of the Telecommunications Subsecretary for amounts similar to those indicated.

d)  Contracts with Sonda S.A.
    In September 2002, Telefonica CTC Chile through its subsidiary Telefonica Empresas, sold and transferred 25% ownership of Sonda S.A. to Inversiones Pacifico Limitada and Inversiones Santa Isabel Limitada, companies related to Mr. Andres Navarro. Additionally the Company signed an agreement with Inversiones Santa Isabel Limitada, which grants various rights and obligations to both parties in the sales option for the remaining 35% of Sonda, which are detailed in note 2d.

e)  PCS-1900 network project contract:
    During 2002, subsidiary Telefonica Movil de Chile S.A. has signed contracts outlining the PCS 1900 network project for approximately ThUS$ 53,000.

28. Third party guarantees:

a)  Purchase of VTR L.D. S.A.
    In relation to the purchase of VTR L.D. S.A. (CTC Globus S.A.), VTR S.A. (in which Telefonica CTC Chile S.A. does not participate), declared that regarding any contingency that originated before the purchase and sale contract (dated October 14, 1998) and that was not declared at that time, it shall be solely and exclusively responsible for paying it up to an approximate amount of US$ 10 million, granting guarantees to cover said contingencies. Those guarantees expired on December 27, 2001.

    On December 26, 2001 the parties renewed the guarantees in the amount of US$ 2.5 million, expiring on December 27, 2003.

    On June 14, 2002, the parties signed a release which meant a payment on the part of VTR S.A. amounting to US$ 2 million.

b)  Commitment to sell ownership in Sonda S.A.
    Inversiones Santa Isabel Limitada, signed an agreement with Telefonica Empresas that give it a sales option for 35% of Sonda (as described in note
    2d). To guarantee faithful and timely compliance with the obligations derived from the option contract, Inversiones Santa Isabel Limitada issued bank certificates of deposit in favor of Telefonica Empresas in the sum of UF 1,983,185. These certificates of deposit will remain in custody until August 26, 2003 and must be renewed within the following 20 days for the total amount of UF 2,003,260, keeping in mind that they must be on sight and renewed with maturity dates as of September 26, 2004. Subsequently, during September 2004 they must once again be renewed until Sept 26, 2005 for a total value of UF 2,048,885 with an execution procedure similar to the one previously described.


                                     2002 Annual Report Telefonica CTC Chile_119

29. National and Foreign Currency:

The breakdown of national and foreign currency is as follows:

Description                                                    Currency                      2002                              2001
                                                                                            ThCh$                              ThCh$
------------------------------------------------------------------------------------------------------------------------------------
Total current assets:                                                                 446,383,805                        657,216,445
Cash                                                           Non-indexed Ch$         16,417,174                         17,036,117
                                                               Dollars                    184,746                          2,062,812
                                                               Euros                      240,082                            224,780
Time deposits                                                  Indexed Ch$                262,647                            597,708
                                                               Non-indexed Ch$                  -                          9,602,704
                                                               Dollars                  2,155,830                          1,166,580
Marketable securities                                          Indexed Ch$              9,597,515                         16,364,277
                                                               Non-indexed Ch$          1,642,578                          7,233,154
                                                               Dollars                 65,571,937                         33,011,385
                                                               Other currencies                 -                          3,609,237
Notes and accounts receivable (a)                              Indexed Ch$              5,782,448                          5,386,896
                                                               Non-indexed Ch$        231,918,363                        280,607,284
                                                               Dollars                          -                          5,989,137
Notes and accounts receivable from related companies           Non-indexed Ch$           5,334,521                         5,496,519
                                                               Dollars                  11,779,407                            84,878
Other current assets (b)                                       Indexed Ch$              52,046,849                        61,478,278
                                                               Non-indexed Ch$          27,180,879                       176,363,107
                                                               Dollars                  15,651,379                        30,435,549
                                                               Euros                       617,450                           466,043

Total property, plant and equipment:                                                 1,939,043,734                     2,124,008,809
------------------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment and accumulated depreciation     Indexed Ch$           1,939,043,734                     2,121,842,859
                                                               Dollars                           -                         2,165,950

Total other long-term assets:                                                          302,945,766                       309,075,559
------------------------------------------------------------------------------------------------------------------------------------
Investment in related companies                                Indexed Ch$              42,455,138                        16,313,598
Investment in other companies                                  Indexed Ch$                   3,816                            10,561
                                                               Dollars                           -                           674,433
Goodwill                                                       Indexed Ch$             179,404,553                       210,069,277
Other long-term assets (c)                                     Indexed Ch$              49,870,178                        35,638,892
                                                               Non-indexed Ch$           6,470,955                        22,942,072
                                                               Dollars                  24,422,775                        22,649,988
                                                               Euros                       318,351                           776,738
Total assets:                                                                        2,688,373,305                     3,090,300,813
------------------------------------------------------------------------------------------------------------------------------------
                                                               Indexed Ch$           2,278,466,878                     2,467,702,346
                                                               Non-indexed Ch$         288,964,470                       519,280,957
                                                               Dollars                 119,766,074                        98,240,712
                                                               Euros                     1,175,883                         1,467,561
                                                               Other currencies                 -                          3,609,237
------------------------------------------------------------------------------------------------------------------------------------

(a) Includes the following balance sheet accounts: Trade Accounts Receivable, Notes Receivable and Other Receivables.

(b) Includes the following balance sheet accounts: Inventories, Recoverable Taxes, Prepaid Expenses, Deferred Taxes and Other Current Assets.

(c) Includes the following balance sheet accounts:Long-term Debtors, Notes and Accounts Receivable from Related Companies, Intangibles, Amortization and Others.


120_Telefonica CTC Chile 2002 Annual Report

The breakdown of current liabilities is as follows:

                                                                   Up to 90 days                       90 days up to 1 year
                                                            2002                 2001               2002              2001
                                                               Average               Average            Average              Average
Description                     Currency              Amount    annual      Amount    annual   Amount    annual     Amount    annual
                                                              interest              interest           interest             interest
                                                       ThCh$         %       ThCh$         %    ThCh$         %      ThCh$         %
------------------------------------------------------------------------------------------------------------------------------------
Short-term obligations with
banks and financial
institutions                    Indexed Ch$                -         -   11,960,365     5.97   9,191,446   0.78    8,510,325    5.39
                                Dollars                    -         -      181,423     4.50           -      -            -       -
Short-term portion of
obligations with banks and
financial institutions          Indexed Ch$          114,586         -   28,026,165     4.36   9,726,643   0.90    2,653,101    3.99
                                Dollars           24,798,977      2.30   10,682,048     4.08 111,650,599   2.40   71,596,233    3.70
Obligations with the public
(bonds)                         Indexed Ch$                -         -    5,233,246     6.75   7,970,964   5.78   20,176,822    6.75
                                Dollars           11,110,148         -   10,573,622        -           -      -            -       -
                                Euros                      -         -            -        -   2,623,127      -    2,667,462       -
Long-term obligations
maturing within a year          Indexed Ch$          428,856      8.95      593,750     9.40      60,903   8.89      548,822    8.51
Notes and accounts payable
to related parties              Indexed Ch$                -         -   10,523,562        -           -      -            -       -
                                Non-indexed Ch$    8,992,723         -      260,597        -   2,983,473      -            -       -
                                Dollars                    -         -      297,835        -           -      -    6,490,631    3.00
Other current liabilities (d)   Indexed Ch$        1,666,936         -   15,113,635        -     388,567      -   21,837,585       -
                                Non-indexed Ch$  180,983,741         -  222,716,033        -   1,108,166      -   24,892,864       -
                                Dollars            5,621,194         -   15,425,707        -           -      -      371,618       -
Total current liabilities:                       233,717,161         -  331,587,988        - 145,703,888      -  159,745,463       -
------------------------------------------------------------------------------------------------------------------------------------
Subtotal by currency            Indexed Ch$       2,210,378          -   71,450,723        -  27,338,523      -   53,726,655       -
                                Non-indexed Ch$ 189,976,464          -  222,976,630        -   4,091,639      -   24,892,864       -
                                Dollars          41,530,319          -   37,160,635        - 111,650,599      -   78,458,482       -
                                Euros                     -          -            -        -   2,623,127      -    2,667,462       -
------------------------------------------------------------------------------------------------------------------------------------

(d) Includes the following balance sheet accounts: Dividends payable, Accounts payable, Notes payable, Other Creditors, Provisions, Withholdings, Unearned Income and Other Current Assets.


                                     2002 Annual Report Telefonica CTC Chile_121

The breakdown of long-term liabilities for 2002 is as follows:

                                                   1 to 3 years           3 to 5 years         5 to 10 years         Over 10 years
                                                           Average                Average                Average             Average
                           Currency              Amount     annual        Amount   annual       Amount    annual      Amount  annual
                                                          interest               interest               interest            interest
Long-Term Liabilities                                         rate                   rate                   rate                rate
                                                  ThCh$          %         ThCh$        %        ThCh$         %       ThCh$       %
------------------------------------------------------------------------------------------------------------------------------------
Obligations with banks and
financial institutions     Indexed Ch$       59,525,347       0.52   111,650,600     2.38            -         -           -       -
                           Dollars          245,391,595       2.73             -        -            -         -           -       -
Obligations with the
public (bonds)             Indexed Ch$        7,339,142       5.78     9,368,733      5.8  532,301,289      6.17  56,987,096    6.57
                           Dollars                    -          -   287,444,000     8.00            -         -           -       -
                           Euros            118,752,390       5.38             -        -            -         -           -       -
Other long-term
liabilities (e)            Indexed Ch$       19,913,201          -     5,595,102        -    8,041,989         -  11,305,189       -
                           Non-indexed Ch$    3,132,239          -       444,293        -    1,094,840         -  18,618,784       -
                           Dollars           24,214,112       3.00             -        -            -         -           -       -
Total Long-Term
Liabilities                                 478,268,026          -   414,502,728        -   41,438,118         -  86,911,069       -
------------------------------------------------------------------------------------------------------------------------------------
                           Indexed Ch$       86,777,690          -   126,614,435        -   40,343,278         -  68,292,285       -
                           Non-indexed Ch$    3,132,239          -       444,293        -    1,094,840         -  18,618,784       -
                           Dollars          269,605,707          -   287,444,000        -            -         -           -       -
                           Euro             118,752,390          -             -        -            -         -           -       -
------------------------------------------------------------------------------------------------------------------------------------


122_Telefonica CTC Chile 2002 Annual Report

The breakdown of long-term liabilities for 2001 is the following:

                                                 1 to 3 years           3 to 5 years         5 to 10 years         Over 10 years
                                                          Average                Average               Average               Average
                          Currency               Amount    annual       Amount    annual      Amount    annual      Amount    annual
                                                         interest               interest              interest              interest
Long-Term Liabilities                                        rate                   rate                  rate                  rate
                                                  ThCh$         %        ThCh$         %       ThCh$         %       ThCh$         %
------------------------------------------------------------------------------------------------------------------------------------
Obligations with banks    Indexed Ch$        79,559,340      3.57    3,757,097      4.39          --        --          --        --
and financial             Dollars           224,577,206      3.47  215,818,784      3.21  25,353,034      4.29          --        --
institutions              Other currencies       13,489        --       33,048        --          --        --          --        --

Obligations with the      Indexed Ch$        36,125,603      6.05   30,970,371      6.12  47,243,395      6.35  64,607,246      6.51
public (bonds)            Dollars                    --        --  269,773,480      8.00          --        --          --        --
                          Euros             119,105,286      5.38           --        --          --        --          --        --

Other long-term           Indexed Ch$        36,492,392      7.60    4,580,110        --  14,087,233        --  17,190,372        --
liabilities (e)           Non-indexed Ch$    13,371,687        --    6,594,459        --   6,488,558        --  15,713,085        --
                          Dollars            25,534,900        --        7,419        --          --        --          --        --

Total Long-Term                             534,779,903        --  531,534,768        --  93,172,220        --  97,510,703        --
Liabilities
------------------------------------------------------------------------------------------------------------------------------------
                          Indexed Ch$       152,177,335        --   39,307,578        --  61,330,628        --  81,797,618        --
                          Non-indexed Ch$    13,371,687        --    6,594,459        --   6,488,557        --  15,713,085        --
                          Dollars           250,112,106        --  485,599,683        --  25,353,035        --          --        --
                          Euros             119,105,286        --           --        --          --        --          --        --
                          Other currencies       13,489        --       33,048        --          --        --          --        --
------------------------------------------------------------------------------------------------------------------------------------

(e) Includes the following balance sheet accounts: Notes and accounts payable to related companies, Other Long-term Creditors, Long-term Provisions, Long-term Deferred Taxes, Other Long-term Liabilities.

30. Sanctions:

Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during this year.


                                     2002 Annual Report Telefonica CTC Chile_123

31. Subsequent Events:

a) VTR access charges lawsuit
   On January 20, 2003, the Sixth Court of Appeals decided not to accept the protection recourse filed by the Company against Resolution 1726 dictated by the Telecommunications Subsecretary on October 2, 2002.

   In this resolution, the Subsecretary stated that the Company had to pay VTR the debt for interconnection access charges set since the publication of the rate decree on June 25, 2002.

   The Company shall appeal the resolution of the Court of Appeals in the Supreme Court, notwithstanding other necessary actions and recourses to obtain compliance with the "interconnection agreement".

b) Labor Lawsuit SINATE and others against CTC
   On January 22, the Court of Appeals dictated sentence rejecting the executive complaint filed by Intercompany Unions SINATE, V Region No. 1 and Profesionales against the Company, where they request payment of ThCh$ 7,500,000 for incentive contemplated in Clause 4.4 of the collective contract dated June 1998.

   The verdict accepted the exceptions presented by the Company, additionally establishing that the unions do not have the nature of creditors in the obligation that they were attempting to enforce, nor do they have a right to receive the remuneration of their members. Both facts reaffirm the Company's stance in the rest of the ordinary lawsuits in respect to this matter.

   The unions have 5 days from the date of resolution to appeal to the Supreme Court.

c) In the period from January 1 to January 27, 2003 there have been no other subsequent events, except for those mentioned that significantly affect the financial statements.

32. Environment:

In management's opinion and in the opinion of their internal legal counsel, the nature of the Company's operations does not directly or indirectly affect the environment, therefore, as of the closing date of these financial statements no resources have been committed or payments made for non-compliance of municipal ordinances or of those of other overseeing organizations.

33. Accounts payable:

The breakdown of the accounts payable balance is as follows:

                                                       2002                 2001
                                                      ThCh$                ThCh$
--------------------------------------------------------------------------------
Suppliers:
  National                                       94,984,787          118,292,020
  Foreign                                         8,195,753           19,503,572

Carrier service
  Nationals                                      11,438,418           20,451,153
  Foreign                                                --            1,079,083

Level of progress provision                      35,267,682           45,851,627
--------------------------------------------------------------------------------

Total                                           149,886,640          205,177,455
--------------------------------------------------------------------------------

     Alejandro Espinoza Querol                 Claudio Munoz Zuniga
         General Accountant                  Chief Executive Officer


124_Telefonica CTC Chile 2002 Annual Report

Compania de Telecomunicaciones de Chile S.A. and Subsidiaries
Analysis of the Consolidated Financial Statements
As of December 31, 2002

1.  Highlights

Results for the Year and Business Figures for the Company As of December 31, 2002, Telefonica CTC Chile recorded a consolidated net loss of Ch$ 17,680 million, which compares with net income of Ch$ 4,235 million obtained as of December 31, of the previous year. This year net income was especially affected by an extraordinary charge of Ch$ 15,224 million derived from the restructuring plan at the end of October of 2002, as well as by a decrease of Ch$ 7,567 million in the value of Terra Networks shares.

At an operating level, the main effects affecting Telefonica CTC Chile's income in 2002 were given mainly by the drop in operating income from the activities of Sonda, the subsequent deconsolidation of this subsidiary as of the financial statements as of September 2002, and the decrease in income derived from the new contract signed with Publiguias in August of 2001.

After excluding the effects of Sonda and Publiguias on operating income for 2001 and 2002, as detailed below, revenues increased by 0.7% in relation to the previous year, whereas operating income grew by 7.7%, which translated into an operating margin of 16.1%, with a growth of 1.0 percentage point in comparison to the margin of 15.1% obtained the previous year.

Adjusted Operating Income

                                            2001              2002   % Variation
--------------------------------------------------------------------------------
Revenues                                 790,057           795,681          0.7%
Costs                                   (432,402)         (412,261)        -4.7%
EBITDA                                   357,655           383,420          7.2%
--------------------------------------------------------------------------------
Depreciation                            (238,487)         (255,031)         6.9%
Operating Income                         119,168           128,389          7.7%
--------------------------------------------------------------------------------

Including the effects of Sonda and Publiguias, consolidated operating income for 2002 reached Ch$ 130,498 million, decreasing by 7.8% in relation to the previous year. With this, the operating margin reached 15.1%.

Consolidated revenues present a decrease of 6.2%, influenced by a 44.8% decrease in the revenues of Sonda(1), less income from Publiguias, and a 5.1% decrease in revenues from Basic Telephone service; compensated by a 12.4% growth in mobile telephone revenues and a 19.2% growth in corporate communications. Operating costs decreased by 5.9% mainly due to lower Sonda costs, and a decrease in payroll and goods and services expenses, reflecting, among other aspects, the positive effect of cost containment and materialization of the personnel restructuring processes of June 2001 and October 2002.
--------------------------------------------------------------------------------
(1) In addition to the negative tendency of Sonda's results, this company contributed to the corporation's revenues only up until August 2002. As of that date Telefonica CTC Chile decreased its participation in that company to 35%, recognizing its income using the equity method under non-operating income.

Non-operating income shows a similar level to the previous year, mainly due to a drop in financial expenses associated to a lower level of debt load and improved financing conditions. Additionally, the process of personnel reduction in 2002 translated into a lower non-operating charge in relation to the personnel reduction process in 2001. The above was mainly compensated by a higher charge in relation to the previous year derived from the lower market trading value of Terra Networks and higher price-level restatement charges derived partly from the devaluation of Sonda's investments in Argentina and Brazil.

Regarding business operating figures, as of December 31, 2002, fixed telephone lines in service of Telefonica CTC Chile reached 2,686,695, showing a decrease of 1.3% in relation to 2001. Customers of the mobile service reached 1,849,283 with a growth of 17.8% compared to 2001. The long distance business presented a drop in traffic of 10.3% in domestic long distance (DLD) and a growth of 5.2% in outgoing international long distance (ILD), reaching 717 million minutes and 66 million minutes, respectively, as of December 31, 2002. ATM links for corporate customers increased by 8.5% whereas IP links grew by 31.0%.

As of December 31, 2002, the corporation's staff reached 4,571 employees. This figure does not include Sonda's staff, due to the selling of participation in that subsidiary. With this, employees as of December 31, 2002 show a 40.8% decrease in respect to December 2001 (17.9% when excluding Sonda employees in 2001).

Corporate Restructuring
On October 28, 2002, Telefonica CTC Chile reorganized its business structure. The purpose of this restructuring is to confront the strong and accelerated changes that are occurring in the telecommunications industry.

The main element of the new structure is a stronger focus on the customer. Along this line, the reorganization consists mainly in that the Company began operating with three business units: General Consumers and Small Businesses; Corporations (which includes the business of subsidiary Telefonica Data), and Mobile Communications. To support these units are the areas of Customer Management, responsible for distribution and commercialization of products throughout the country, Corporate Network Management, responsible for infrastructure and technical maintenance and "t-gestiona", responsible for shared administration and support services.

This reorganization implied a reduction of approximately 1,070 employees of Telefonica CTC Chile and its subsidiaries. The financial impact of this restructuring affecting the Company's non-operating income reached Ch$ 15,224 million as of December 31, 2002.

Regulatory Issues
During 2001, Telefonica CTC Chile requested elimination of rate distortions that prevented it from competing under equal conditions with other telecommunications companies. In this area, the Company presented requests for flexibility of local rates to the public, on the one hand and on the other hand the simultaneous and symmetric setting of access charges to all local telephone


                                     2002 Annual Report Telefonica CTC Chile_125

Regulatory Issues, continued:

companies. For these purposes the Company requested from the authorities approval of alternative tariff plans to Decree No. 187. In this respect, the Ministry of Transport and Telecommunications and of Economy, Development and Reconstruction approved, by Decree No. 455 dated 2002, the structure, rate levels and formulas for indexation of rates of Alternative Tariff Plans for Very High Usage and High Usage. Furthermore, Subtel authorized the Company to offer prepaid telephone services in low income segments.

Additionally, Telefonica CTC Chile continued its efforts to achieve correction of illegalities that were incurred in Decree No. 187, which set its rates, trought the presentation of a request to modify the tariff decree. In this regard, and confronted with a negative response from the authorities, Telefonica CTC Chile S.A. presented a lawsuit for damages against the State of Chile for illegalities incurred in the process of setting rates.

The lawsuit for US$ 274 million, plus readjustments and interest, covers damages due to having to charge lower rates than those that should have legally been set.

Telefonica CTC Chile has continued participating in improving technical regulations. Worth noting is the recent promulgation of modifications to the Fundamental Technical Numbering Plans, Signaling Plans and Telephone Transmission Plans.

Likewise, Telefonica CTC Chile participated preparing concrete proposals regarding the "Navigation Letter" (formerly White Book (Libro Blanco)), promoted by the Undersecretary of Telecommunications.

Tender Process for PCS Mobile Spectrum
On July 18 a tender was held for three 10 Mhz frequencies in the 1,900 Mhz band. Telefonica Movil Chile was awarded two frequencies (20 Mhz) for a total of UF 544,521 equivalent to US$ 12,8 million.

Collective Negotiation Process
During the second quarter of 2002, the Company carried out the collective negotiation process with the non-executive employees of CTC S.A. and its Subsidiaries, excluding Sonda S.A.

As of June 30, collective contracts were signed with unions which extended the benefits agreed upon to 1,330 employees, achieving agreements subsequent to that, with another 331 employees, totaling 1,661 employees. Notwithstanding, on July 1 a total of 3,445 employees began a legal strike, which ended on July 29, 2002, with the application of Article 369 of the Labor Code by the unions. This article allows employees to freeze the same conditions of the labor contract prior to the collective negotiation for a period of 18 months.

It should be noted that employees on legal strike did not receive payment for the 28 days which they did not work, nor the bonus for ending negotiations which was paid to each employee that reached an agreement with the Company (the bonus amounted to Ch$ 1.3 million per person).

Sale of 25% of Sonda
On September 26, 2002, Telefonica CTC Chile S.A. through its subsidiary Telefonica Empresas signed an agreement to sell 25% of its ownership in Sonda S.A. for Ch$ 27,921 million (approximately US$ 37.5 million), paid in cash.

Through this agreement, Inversiones Pacifico II Limitada purchased 11% of Sonda and Inversiones Santa Isabel Limitada purchased 14%. Both companies are related to Mr. Andres Navarro H. In this manner company control was transferred to Andres Navarro, while Telefonica CTC Chile kept the remaining 35% ownership through its subsidiary Telefonica Empresas.

Additionally, the Company signed an agreement with Inversiones Santa Isabel, in which Telefonica Empresas obtained a put option for its 35% of Sonda, which can be exercised in July of 2005, at the book value of the investment as of June 30, 2005, plus a premium of UF142,021 (approx. US$ 3.1 million), with a minimum value of UF2,048,885 (approx. US$ 45.2 million).

Should Telefonica Empresas not exercise the above mentioned option, in August 2005 Santa Isabel has a call option for the 35% of Sonda owned by Telefonica Empresas, under the same conditions mentioned above. Santa Isabel can exercise its call option in advance in July 2003, at book value on June 30, 2003 plus a premium of UF 96,000 (approx. US$ 2.1 million), with a minimum price of UF 1,983,185 (approx. US$ 43.8 million), or in July 2004, at book value as of June 30, 2004 plus a premium of UF 119,000 (approx. US$ 2.6 million), with a minimum price of UF 2,003,260 (approx. US$ 44.2 million). To guarantee payment of this minimum value, Santa Isabel gave Telefonica Empresas a performance bond issued by banks.

Accounting Impact of the Transaction
As a result of this transaction, Telefonica CTC Chile recorded the following extraordinary charges during the third quarter of 2002:

o Extraordinary net income of Ch$ 7,748 million (historical), as a result of the sale of 25% of Sonda at a price that was higher than book value.

o An extraordinary one-time charge to income of $ 8,884 million (historical), for the proportional goodwill cost of 25% of Sonda, which was being amortized over a period of 7 years.

Since as of December 31, 2002 Telefonica CTC Chile does not have a controlling interest in Sonda, or control over the administration of that company, the financial statements of the Company reflect consolidation with the Sonda subsidiary until August 31, 2002, and as of September 2002, 35% of Sonda's net income is recognized as equity value.

The Company will continue to amortize goodwill for the remaining 35%
ownership of Sonda. Goodwill pending amortization as of December 31, 2002 amounts to approximately Ch$ 11,561 million and is being amortized discounting the UF142,021 (approx. US$ 3.1 million) premium until June 2005. Should Andres Navarro exercise his call option in advance, it will mean recognizing a one-time charge to income of approximately Ch$ 9,000 million in case that option is exercised in July 2003, or approximately Ch$ 5,600 million if the option is exercised in July 2004. Should the option be exercised in July 2005, the Company believes it will not significantly affect income.


126_Telefonica CTC Chile 2002 Annual Report

Argentina Effect and Devaluation in Brazil
Due to the effects of the economic and financial instability in Argentina, as of the last quarter of 2001, and considering the dispositions from the Chilean Superintendencia de Valores y Seguros (Securities and Excharge Commission) regarding investments of Chilean companies in that country, Telefonica CTC Chile through its participation in Sonda has continued devaluating the investments maintained in Argentina, in accordance with the new conversion and price of the Argentine peso in relation to the US dollar. The effect of this conversion has caused Sonda S.A. to recognize a decrease in income of Ch$ 859 million in 2002.

Likewise, due to the devaluation of the Brazilian currency, Sonda S.A. recognized in its results the effect of a decrease in the value of investments in that country, situation which had an impact on income of Ch$ 470 million as of December 31, 2002.

Financial Debt Decrease
Telefonica CTC Chile continues to improve its debt level through amortization of loans, renegotiation of rates and terms of current loans and also through global lower rates in the economy. As of December 31, 2002, interest-bearing debt reached US$ 1,550.1 million, reflecting a decrease of 19.9% compared to the nominal interest-bearing debt of US$ 1,934.9 million recorded as of December 31, 2001. The decrease in the levels of debt together with improved financing conditions in turn had the effect of lowering financial expenses in 2002.

Effect of Decreased Value of Terra Networks Shares
The decreased value of Terra Networks shares on the international market had a negative impact on valuation of the investment in shares that Telefonica Mundo has in that company. This meant recognizing Ch$ 7,567 million in non-operating income in 2002. Likewise, the previous year, the effect was Ch$ 3,582 million.


2. Volume Statistics, Property, Plant and Equipment and Statements of Income

Table No 1
Volume Statistics

Description                                                          December           December                  Variation
                                                                       2001               2002                 Q                %
------------------------------------------------------------------------------------------------------------------------------------
Lines in Service at Year End                                         2,723,310          2,686,695           (36,615)           -1.3%
Total Average Lines in Service                                       2,736,633          2,732,208            (4,425)           -0.2%
Local Calls (millions) (1)                                               5,437              5,110              (327)           -6.0%
Inter-primary DLD Minutes (2)(thousands)                             3,040,929          3,035,641            (5,288)           -0.2%
Total ILD Minutes (3) (thousands)                                    2,232,085          2,024,691          (207,394)           -9.3%
ILD Minutes Outgoing (incl. Internet)                                1,963,388          1,715,588          (247,800)          -12.6%
ILD Minutes Incoming                                                   268,697            309,103            40,406            15.0%
Line Connections                                                       330,619            340,419             9,800             3.0%
ADSL Connections in service                                             14,808             54,163            39,355           265.8%
Mobile Telephone Customers                                           1,570,087          1,849,283           279,196            17.8%
Permanent Personnel Telefonica CTC Chile                                 3,223              2,540              (683)          -21.2%
Permanent Personnel Subsidiaries                                         4,497              2,031            (2,466)          -54.8%
Total Corporate Personnel                                                7,720              4,571            (3,149)          -40.8%
------------------------------------------------------------------------------------------------------------------------------------

1. Does not include calls from public phones owned by the Company.

2. DLD: Domestic Long Distance. Corresponds to all outgoing traffic of primary areas attended by Telefonica CTC Chile, including the traffic of 188 Telefonica Mundo and Globus 120, for which access fees are charged.

3. ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefonica CTC Chile, including the traffic of 188 Telefonica Mundo and Globus 120, for which access fees are charged.

Table No 2
Consolidated Net Property, Plant and Equipment
Figures in millions of pesos as of December 31, 2002

Description                                                                  December           December              Variation
                                                                               2001               2002            Ch$            %
------------------------------------------------------------------------------------------------------------------------------------
Land, Infrastructure, Machinery and Equipment and Others                     3,694,955         3,772,606          77,651        2.1%
Projects and Works in Progress                                                 223,209           135,303         (87,906)     -39.4%
Accumulated depreciation                                                    (1,794,155)       (1,968,865)       (174,710)       9.7%
Net Property, Plant & Equipment                                              2,124,009         1,939,044        (184,965)      -8.7%
------------------------------------------------------------------------------------------------------------------------------------


                                     2002 Annual Report Telefonica CTC Chile_127

Table No 3
Consolidated Statement of Income for the years ended as of December 31, 2002 and 2001
Figures in millions of pesos as of December 31, 2002

                                                                           Jan-Dec           Jan-Dec          Variation (2002/2001)
Decription                                                                  2001               2002             Ch$              %
------------------------------------------------------------------------------------------------------------------------------------
Local Telephone Service                                                     412,467          381,227         (31,240)          -7.6%
   Basic Telephone Service                                                  339,579          322,140         (17,439)          -5.1%
   Fixed Charge                                                             164,094          158,733          (5,361)          -3.3%
   Variable Charge                                                          167,464          156,447         (11,017)          -6.6%
   Connections and Other Installations                                        8,021            6,960          (1,061)         -13.2%
   Access Charges and Interconnections (1)                                   24,267           23,265          (1,002)          -4.1%
   Domestic Long Distance                                                     9,215            9,436             221            2.4%
   International Long Distance                                                4,402            3,513            (889)         -20.2%
   Other Charges and Interconnection Services                                10,650           10,316            (334)          -3.1%
   Directory Advertising                                                     18,130            4,844         (13,286)         -73.3%
   Other Local Telephone Services                                            30,491           30,978             487            1.6%
   Value Added Services                                                      17,473           17,163            (310)          -1.8%
   Commercialization of Equipment                                             7,388            4,967          (2,421)         -32.8%
   Other Services                                                             5,630            8,848           3,218           57.2%
Long Distance (3)                                                            81,900           74,731          (7,169)          -8.8%
   Domestic Long Distance                                                    36,017           32,936          (3,081)          -8.6%
   International Service                                                     31,088           28,048          (3,040)          -9.8%
   Rental of network                                                         14,795           13,747          (1,048)          -7.1%
Mobile Communications                                                       184,173          206,932          22,759           12.4%
   Mobile Communications                                                    102,955          120,894          17,939           17.4%
   CPP Interconnection (2)                                                   81,218           86,038           4,820            5.9%
Corporate Communications                                                     72,335           86,206          13,871           19.2%
   Equipment Sales and Rental, Network Sales                                 19,579           24,501           4,922           25.1%
   Private Services                                                          52,756           61,705           8,949           17.0%
Other Businesses                                                            169,160          114,053         (55,107)         -32.6%
   Information Services                                                     112,828           62,322         (50,506)         -44.8%
   Public Telephones                                                         16,056           12,078          (3,978)         -24.8%
   ITI Maintenance and Equipment Sales                                       26,371           28,243           1,872            7.1%
   Other Income (*)                                                          13,905           11,410          (2,495)         -17.9%
------------------------------------------------------------------------------------------------------------------------------------
Total Operating Revenues                                                    920,035          863,149         (56,886)          -6.2%
------------------------------------------------------------------------------------------------------------------------------------
Operating Costs                                                            (647,195)        (602,236)         44,959           -6.9%
   Salaries                                                                (101,149)         (79,566)         21,583          -21.3%
   Depreciation                                                            (255,504)        (261,035)         (5,531)           2.2%
   Other Operating Costs                                                   (290,542)        (261,635)         28,907           -9.9%
Administration and Selling Costs                                           (131,364)        (130,415)            949           -0.7%
------------------------------------------------------------------------------------------------------------------------------------
Total Operating Costs                                                      (778,559)        (732,651)         45,908           -5.9%
------------------------------------------------------------------------------------------------------------------------------------
Operating Income                                                            141,476          130,498         (10,978)          -7.8%
------------------------------------------------------------------------------------------------------------------------------------
   Financial Income                                                          18,743           16,691          (2,052)         -10.9%
   Other Non-operating Income                                                15,572           13,222          (2,350)         -15.1%
   Income from Investment in Related Companies (4)                              612            2,355           1,743          284.8%
   Financial Expenses                                                       (96,255)         (81,472)         14,783          -15.4%
   Amortization of Goodwill                                                 (16,211)         (24,662)         (8,451)          52.1%
   Other Non-operating Expenses                                             (45,132)         (37,880)          7,252          -16.1%
   Monetary Correction                                                        2,131           (8,953)        (11,084)           n.a.
------------------------------------------------------------------------------------------------------------------------------------
Non-Operating Income                                                       (120,540)        (120,699)           (159)           0.1%
------------------------------------------------------------------------------------------------------------------------------------
Income before Income Tax                                                     20,936            9,799         (11,137)         -53.2%
------------------------------------------------------------------------------------------------------------------------------------
   Taxes                                                                    (11,769)         (26,717)        (14,948)         127.0%
   Minority Interest                                                         (4,938)            (762)          4,176          -84.6%
   Amortization of Negative Goodwill                                              6               --              (6)        -100.0%
------------------------------------------------------------------------------------------------------------------------------------
Net Income                                                                    4,235          (17,680)        (21,915)           n.a.
------------------------------------------------------------------------------------------------------------------------------------

(*) Includes income from Telemergencia, Isapre, T Gestiona, Telepeajes,
    Tecnonautica, Infoera, Infochile, Todocuenta and Comunicaciones
    Empresariales.
(1) Due to accounting consolidation does not include access charges of 188 Mundo Telefonica and Globus.
(2) Corresponds to income recorded in Telefonica Movil.
(3) ILD and DLD services are no longer subject to rate regulation by Resolution No. 515 issued by the Antitrust Commission on April 22, 1998.
(4) For the purposes of a comparative analysis, participation in income from investments in related companies is shown net (net income/losses).
    For comparative purposes certain types of income have been reclassified for 2001.


128_Telefonica CTC Chile 2002 Annual Report

3.  Analysis of Results for the year

3.1 Operating Income
    As of December 31, 2002, operating income reached Ch$ 130,498 million, which represents a decrease of 7.8% in comparison to the previous year.

    Operating Revenues
    Operating revenues for the period reached Ch$ 863,149 million showing a decrease of 6.2% in relation to 2001. This decrease incorporates the effects of the 44.8% drop in the revenues of subsidiary Sonda, as well as the new contract with Publiguias. Isolating both these effects, operating income increased by 0.7% in 2002 in relation to the previous year.

    This variation was mainly originated by: (i) a 19.2% growth in revenues from corporate communications, and (ii) a 12.4% growth in revenues from mobile services. The above was compensated by: (i) a decrease of 5.1% in revenues from basic telephone service; (ii) a decrease of 8.8% in long-distance revenues, and (iii) a drop of 24.8% in revenues from public telephones.

    Revenues from Local Telephone Service: Revenues from Basic Telephone Service decreased by 5.1% in respect to the previous year. The variation experienced by this revenues is mainly derived from: (i) the 3.3% decrease in the level of fixed charge corresponding to the fixed monthly charge for network connections; (ii) revenues from variable charge which decreased by 6.6% in respect to the previous year, due to a reduction of 0.2% in the number of average lines in service, to the drop in traffic per line and due to a change in the composition of traffic between the local tranche and local measured service. Together with this, in May 2002 these rates were reduced by 1% in accordance to the current Decree.

    Consolidated revenues from access charges and interconnections decreased by 4.1%, mainly due to the drop in international and domestic interconnection traffic of 9.3% and 0.2%, respectively.

    Revenues from Directory Advertising decreased by 73.3%, due to the new contract signed between Telefonica CTC Chile and Publiguias as of the second half of 2001, which terminated the previous contract in advance.

    Long Distance: Revenues from these services decreased by 8.8% in comparison to 2001, due to a decrease in DLD and ILD revenues. These were influenced also by less revenues from international business. Billed DLD and ILD traffic shows a drop of 10.3% and an increase of 2.2%, respectively.

    It should be noted that in June of 2001, 188 Mundo Telefonica launched the Mundo Movil plan directed at cellular telephone users, consisting in a fixed monthly charge (Ch$ 2,990) and a single rate per minute for international long distance plus the variable cellular charge. Additionally, in November the Papa Contento plan was launched, which allows customers to control long distance calls and calls to cellular telephones. In June 2002 the Mundo a Llamada Local plan was launched in order to massify the use of ILD service with cellular and fixed line users.

    Mobile Communications: Total revenue from this business increased by 12.4% in relation to 2001, mainly due to the 22.5% growth experienced in the average mobile customer base, partially offset by the drop in average revenue per subscriber, and a higher level of prepaid customers in relation to contract customers. It should be noted that these revenues include regulated calling party pays revenues for incoming traffic to mobile telephones.

    Corporate Communications: This business revenue shows a 19.2% increase in respect to the previous year, due to the growth in services to corporations. Thus, ATM and IP links showed a growth of 8.5% and 31.0%, respectively. Additionally, the growth in Broad Band and ISP services contributed positively to the increased revenue from these services.

    Information Services: This revenue reflects a drop of 44.8%, basically explained by a decrease in revenues from Sonda subsidiaries abroad, and because as of September, due to the sale of part of the Company's participation in Sonda, they are no longer consolidated in Telefonica CTC Chile.

    Public Telephones: This revenue decreased by 24.8% in the year, mainly due to a decrease in the traffic generating less revenues from the use of this service.

    Other Operating Income: This revenue reached Ch$ 11,410 million in 2002, showing a drop of 17.9% in relation to 2001. This revenue incorporates, among others, revenue that the startup of subsidiaries T-Gestiona and Telemergencia are starting to generate.

    Operating Costs
    Operating costs of Ch$ 732,651 million for the period decreased by 5.9% compared to 2001.

    This decrease is mainly explained by a 21.3% decrease in salaries costs, reflecting the savings effect of the workforce reduction carried out by the Company in June 2001 and October 2002. Depreciation increased by 2.2% due mainly to the operation of the Corporation's new assets. Other operating costs dropped by 9.9% due to lower mobile telephone subscriber acquisition cost (SAC), information development costs, contracts with third parties and savings derived from the cost containment policy that the Company has implemented on a continuous and sustained basis during the last few years.

    Administration and selling costs dropped by 0.7% compared to the previous year, mainly due to salary savings related to the Company's personnel reduction and due to savings arising from the Company's cost containment policy. This decrease was partly compensated by the new outsourcing contract signed with IBM as of the fourth quarter of 2001. Previously these services were provided by the Company's information services business (Sonda).

    It should be noted that 2002 costs have been influenced by decreased costs due to the drop in revenues from Sonda and due to deconsolidation of that company in the Corporation's results as of September 2002.


                                     2002 Annual Report Telefonica CTC Chile_129

3.2 Non-Operating Income
    Non-operating income obtained in 2002 shows a loss of Ch$ 120,699 million, figure that is similar to the non-operating income in 2001. The variation in non-operating income is broken down as follows:

    Financial income shows a drop of 10.9%, mainly due to lower national and international interest rates and less available funds, destined to decrease the Corporation's financial debt.

    Financial expenses decreased by 15.4% in 2002, mainly associated to lower interest-bearing debt, renegotiation of rates for current loans and a drop in market interest rates.

    Other non-operating expenses decreased by 16.1%, derived mainly from lower expenses associated to the personnel reduction plan in 2002 in relation to expenses incurred for this same concept in 2001. Also influencing this decrease are fewer extraordinary charges arising from the mobile business. The above has been compensated in part by higher charges in 2002 due to the drop in the trading market value of the shares of Terra Networks.

    Monetary Correction recorded a loss of Ch$ 8,953 million, figure that partly reflects the effects of devaluation of the investments of Sonda in Argentina and Brazil. It should be noted, that a 100% hedge has been maintained for exchange rate variations and 81% for interest rate variation. The Company's exchange rate (peso-dollar) hedge policy in great measure was able to neutralize the effects of the exchange rate variations in 2001 and 2002.

3.3 Net Result for the year
    The net result showed a loss of Ch$ 17,680 million, in comparison with net income of Ch$ 4,235 million recorded the previous year. The result obtained in the year derives from the 7.8% decrease in operating income, the 0.1% increase in non-operating loss and from higher taxes of Ch$ 14,948 million recorded in 2002 compared to the previous year. During this year, net income was especially affected by an extraordinary charge of Ch$ 15,224 million derived from the restructuring plan at end of October 2002, as well as a decrease of Ch$ 7,567 million in the value of Terra Networks shares.

4.  Results by Business Areas

    Local Telephone Business: Presented a net loss of Ch$ 52,162 million in the year, situation that represents an increase of Ch$ 33,668 million in the loss with respect to the previous year. Operating income decreased by 33.6% due in part to lower revenues from changes in the contract with Publiguias.

    Long Distance Business: Presents net income of Ch$ 19,397 million, a 37.9% decrease in relation to the previous year. This variation is composed of a drop of 23.3% in operating income and an increase of 31.5% in non-operating loss.

    Corporate Communications Business: This business contributed net income of Ch$ 16,793 million in the year, whereas in 2001 it recorded net income of Ch$ 11,660 million. The growth derives from increased revenues attributable to the growth in services and customers, translating into a better operating margin for this business.

    Mobile Business: The mobile business contributed net income of Ch$ 3,899 million in 2002, which allows it to record, after a few years, positive results. The contribution to this result is derived from both operating and non-operating growth.

    Other Businesses: Composed mainly of Sonda S.A. information services, and public telephone services and installations and maintenance of basic telephone equipment. These businesses as a whole generated a net loss of Ch$ 5,608 million and operating income of Ch $ 5,507 million for the year, whereas in the previous year they recorded net income of Ch $ 6,354 million and operating income of Ch$ 23.205 million.

    The following table shows the contribution of each business area to the corporate results:


130_Telefonica CTC Chile 2002 Annual Report

Revenues and Costs by Business as of December 31, 2002 and 2001
Figures in millions of pesos as of December 31, 2002

                                  Local          Corporate         Long Distance          Mobile              Others
                                               Communications
                           Jan-Dec   Jan-Dec  Jan-Dec   Jan-Dec   Jan-Dec  Jan-Dec   Jan-Dec   Jan-Dec    Jan-Dec    Jan-Dec
                              2001      2002     2001      2002      2001     2002      2001      2002       2001       2002
----------------------------------------------------------------------------------------------------------------------------
Operating Revenue          459,583   428,512   99,049   131,814   114,416   99,856   192,408   215,483    215,538    138,147
Revenue                    412,468   379,470   72,335    86,206    81,901   74,732   184,172   206,932    169,158    115,809
Intercompany Transfers      47,115    49,042   26,714    45,609    32,515   25,124     8,236     8,552     46,380     22,337
----------------------------------------------------------------------------------------------------------------------------
Operating Expenses        (386,872) (380,205) (86,088) (111,325)  (68,974) (65,024) (205,480) (198,927)  (192,333)  (132,640)
Salaries                   (65,190)  (54,900) (16,257)  (14,519)   (6,659)  (6,427)  (13,642)  (13,597)   (40,615)   (25,532)
Depreciation              (165,254) (172,570) (10,236)  (11,055)   (8,979)  (9,796)  (44,407)  (50,996)   (26,383)   (16,947)
Goods and Services         (81,871)  (93,206) (28,502)  (36,325)  (39,571) (35,976) (136,467) (124,538)   (94,526)   (66,265)
Intercompany Transfers     (74,557)  (59,529) (31,092)  (49,426)  (13,764) (12,824)  (10,964)   (9,796)   (30,810)   (23,896)
----------------------------------------------------------------------------------------------------------------------------
Operating Income            72,711    48,307   12,961    20,490    45,443   34,832   (13,072)   16,556     23,205      5,507
----------------------------------------------------------------------------------------------------------------------------
Non-operating Income and
Expenses
Financial Expenses         (93,443)  (81,947)    (272)     (456)     (528)    (221)    1,643     2,205     (3,655)    (1,054)
Other Income and Expenses   (6,767)  (24,524)    (390)   (1,108)   (5,884)  (8,141)   (9,509)   (1,836)    (1,735)    (3,616)
Intercompany Transfers      16,882    23,101     (971)      268    (1,868)  (2,528)  (12,337)  (12,369)    (1,478)    (3,665)
----------------------------------------------------------------------------------------------------------------------------
Non-operating Income       (83,328)  (83,370)  (1,632)   (1,297)   (8,280)  (10,89)  (20,204)  (12,000)    (6,868)    (8,336)
----------------------------------------------------------------------------------------------------------------------------
EBITDA (*)                 248,081   219,454   21,836    30,703    46,670   33,959     9,489    53,347     46,374     15,172
----------------------------------------------------------------------------------------------------------------------------
Taxes and Others            (7,878)  (17,099)     331    (2,399)   (5,905)  (4,545)    6,733      (658)    (9,982)    (2,779)
----------------------------------------------------------------------------------------------------------------------------
Income After Taxes         (18,494)  (52,162)  11,660    16,793    31,258   19,397   (26,543)    3,899      6,354     (5,608)
----------------------------------------------------------------------------------------------------------------------------

(*) EBITDA: Earnings before interest, taxes, depreciation, amortization and extraordinary items.

Graph of Net Income (loss) by Business
As of December 31 of each year

[GRAPHIC OMITTED]


                                     2002 Annual Report Telefonica CTC Chile_131

5.  Statement Of Cash Flows

Table No 4
Consolidated Cash Flows
Figures in millions of pesos as of December 31, 2002

                                                                              Jan-Dec      Jan-Dec    Variation (2002/2001)
Description                                                                      2001         2002         Ch$        %
-------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                                           356,286      324,595     (31,691)    -8.9%
Cash flows from financing activities                                          (248,144)    (253,915)     (5,771)     2.3%
Cash flows from investment activities                                         (151,928)    (134,417)     17,511    -11.5%
Effect of inflation on cash and cash equivalents                                (5,502)      (2,244)      3,258    -59.2%
Net change in cash and cash equivalents for the year                           (49,289)     (65,982)    (16,693)    33.9%
-------------------------------------------------------------------------------------------------------------------------

The Ch$ 65,892 million negative variation in cash flows for 2002 compared to the Ch$ 49,289 million negative variation in 2001, is mainly due to lower cash flows from operating activities, together with increased cash flows for amortization and prepayments destined to decrease the interest-bearing debt of Telefonica CTC Chile during the period from January to December 2002 in comparison to the same period in the previous year. The decrease in cash flows was compensated in part by a decrease in cash flows destined to investment activities.


132_Telefonica CTC Chile 2002 Annual Report

6.  Financial Indicators

Table No 5
Consolidated Financial Indicators

Description                                                                                             Jan-Dec      Jan-Dec
                                                                                                         2001         2002
---------------------------------------------------------------------------------------------------------------------------
Liquidity Ratios
Current Liquidity (Current Assets/Current Liabilities)                                                    1.34        1.18
Acid Ratio (Most liquid assets/Current Liabilities)                                                       0.19        0.25

Debt Ratios
Leverage Ratio (Total Liabilities/Shareholders' Equity)                                                   1.30        1.09
Long-term Debt Ratio (Long-term Liabilities/Total Liabilities)                                            0.72        0.73
Interest Coverage (Income Before Taxes and Interest/Financial Expenses)                                   1.02        0.92

Profitability Ratios and Net Income per Share
Operating Margin (Operating Income/Operating Revenues)                                                    15.4%       15.1%
Operating Income Return (Operating Income/Net Property, Plant and Equipment (1))                           6.4%        6.1%
Net Income per Share (Net Income/Amount of average paid shares each year)                               Ch$4.4    -Ch$18.5
Return on Equity (Net Result/Average shareholders' equity)                                                 0.3%       -1.4%
Return on Assets (Net Result/Average assets)                                                              0.14%      -0.61%
Operating Assets Yield (Net Result/Average operating assets (2))                                          0.20%      -0.87%
Dividends Return (Dividends paid (3)/Market Price per Share)                                              N.A.        0.1%

Activity Indicators
---------------------------------------------------------------------------------------------------------------------------
Total Assets (millions of pesos as of 12/31/02)                                                      3,090,301   2,688,373
Sale of Assets (millions of pesos as of 12/31/02)                                                        4,888      21,576
Investments in other companies and property, plant and equipment (millions of pesos as of              201,503     146,376
12/31/02)
Inventory Turnover (Cost of Sales/Average Inventory)                                                       2.5         2.6
Inventory Permanence (Average Inventory/Cost of sales times 360 days)                                      143         140
---------------------------------------------------------------------------------------------------------------------------

(1) Figures at the beginning of the year, restated.
(2) Property, plant and equipment are considered operating assets.
(3) Telefonica CTC Chile did not pay any dividends in 2001.

From the previous table, we emphasize the following:

The decrease in the liquidity ratio derives from a better working capital position given by a decrease in current assets (accounts receivable and financial investments) and lower levels of accounts payable and other current liabilities. Likewise, the debt ratio decreased due to lower levels of financial liabilities in relation to 2001.

7. Explanation of the Main Differences between Market or Economic Value and the Book Value of the Company's Assets

Due to market inaccuracies regarding the assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value of zero or close to zero, which have a market value, which compared to the book value is not significant in respect to the Company's assets taken as a whole.

In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.


                                     2002 Annual Report Telefonica CTC Chile_133

8.  Regulatory Issues

Fixed Telephony Tariff Decree
Decree No. 187 is in effect as of May 5, 1999. It establishes maximum rates for Telefonica CTC Chile for local telephone services and interconnection services for a period of five years, which expires on May 4, 2004.

The main services subject to regulation of rates are: Telephone Line Service (formerly Fixed Charge), Local Measured Service, Local Tranche, Access Charges, Communications Service from Public Telephones and Network Unbundling Services.

Mobile Telephone Tariff Decree
Decree No. 97 is in effect as of February 12, 1999. It establishes maximum rates for Telefonica Movil for interconnection services, including Mobile Access Charge, for a period of five years, which expires on February 12, 2004.

Since the expiration of the five-year period of current regulated rates is nearing, on January 10, 2003, Telefonica Movil presented its Technical Economic Basis Proposal to the Undersecretary of Telecommunications, beginning the process of setting the rates for the 2004-2009 period.

Network Unbundling and Other Services
Tariff Decree No. 187 dated 1999 established rates for the following unbunbled network services: last mile, connection of last mile, housing in local switches, adaptation of pipes and chambers for the installation of cables of other telecommunications operators, point-to-point connection between central switches, DSL facilities and resale of lines.

Based on the regulation, Telefonica CTC Chile launched its commercial offer for these services. At 2002 year-end, 13 contracts with 7 companies have been signed in light of this offer providing unbundled network services.

Request to Deregulate Local Rates to the Public
On January 18, 2001, Telefonica CTC Chile presented a request to deregulate local telephone rates to the public to the Antitrust Resolutive Commission (Comision Resolutiva Antimonopolios). According to Article 29 of the General Telecommunications Law, the Resolutive Commission is exclusively authorized to qualify telecommunications services subject to tariff regulation; qualification that the Commission itself must modify when they consider that the conditions are present to tariff liberalization.

On July 11 the Antitrust Resolutive Commission (Comision Resolutiva Antimonopolio) in Resolution No. 611, rejected the request for liberalization presented by Telefonica CTC Chile declaring that the existing market conditions still do not merit such liberty throughout the country. Notwithstanding, they assigned the National Economic Supervisor (Fiscal Nacional Economico) to maintain special vigilance on the market's evolution to detect in a timely manner changes that merit establishing freedom of rates in certain geographic areas for certain services.

Additionally they resolved that Telefonica CTC Chile can request from the authorities administrative acts complementary to Tariff Decree No. 187 allowing differentiation of rates based on costs, within each rate area, for user categories based on volume.

Based on this possibility, during the second half of 2001 the Company presented a proposal to Subtel for alternate tariff plans by customer category. The Ministries of Transport and Telecommunications and Economy, Development and Reconstruction approved the structure, rate levels and rate indexation formulas of the Alternative Rate Plans for Very High Usage, and High Usage, in Decree No. 455, dated 2002. Additionally, Subtel authorized the use of the prepayment method for telephone services in low income segments.

Request to Set Symmetric and Simultaneous Access Charges
On March 30, 2001, Telefonica CTC Chile filed a petition with the Resolutive Commission requesting a review of the access charges regime for local companies. This petition was based on: (i) competitive distortions introduced by the asymmetries prevailing in the market between the access charges of local companies, and (ii) the fact that as of that date only Telefonica CTC Chile, Telefonica del Sur and Telefonica Coyhaique had fixed access charges.

Telefonica CTC Chile requested that local company access charges should be symmetrical within the same area and that they should be simultaneously set for all companies.

On April 3, 2001 the Resolutive Commission declared itself incompetent resolving that Telefonica CTC Chile should go before the corresponding authority, the Undersecretary of Telecommunications.

On April 10, 2001, the Company presented the request to set symmetrical and simultaneous access rates to the Undersecretary of Telecommunications, which to date has not responded. However, the Ministries set the rates for access charges and other interconnection services for VTR Telefonica S.A. establishing maximum access charges higher than those set for Telefonica CTC Chile. Currently, the process of setting access charges for Telesat S.A. and CMET SACI is underway.

Request for Administrative Action to Correct Decree No. 187
On October 31, 2001, Telefonica CTC Chile filed an administrative motion for reconsideration before the Ministries of Transport and Telecommunications and Economy, Development and Reconstruction, to obtain correction of the following errors in Decree No. 187, dated 1999: mathematical error in determining the Telephone Line Service rate; illegal application of the depreciation method to determine tax cost; failure to consider the cost of telephone directories; reduction of investments due to efficient location of switching centers; application of the same non-payment rate for local telephone service as for calling party pays service; and failure to scale the rates for access charges and local tranche.

On November 16, 2001, the Ministries requested from the General Controller of the Republic a formal prior pronouncement regarding the lawfulness and need to correct the errors - should they be proven, based on the corresponding technical
- economic and legal criteria, and the administrative acts that should be dictated for that purpose.


134_Telefonica CTC Chile 2002 Annual Report

The response from the General Controller dated December 10, 2001, stated that the Ministries had the right and duty to rectify Decree No. 187, subject to the following conditions:

- That there are legal defects or that it was based on incorrect estimates.

- That the defects or irregularities contained in it must be of a magnitude or relevance such that they justify the invalidation and corresponding rectification of the decree.

- That these defects or irregularities must be evidenced in order that there is no doubt regarding their existence. For this purpose, the Administration must undertake a full study of the information.

- That eventual rectification cannot affect the rights that have been previously correctly incorporated to the equity of third parties in good faith.

- Such rectification would have to be made in a decree subject to review and approval.

By joint official letter the Ministries responded to the request to correct the errors in Decree No. 187, stating that having evaluated in detail, only the feasibility and timing of the petition, considering the circumstances and the prudence that must guide public acts, they had decided to reject the request for rectification of Decree No. 187 by administrative means.

Lawsuit Against the State of Chile
Upon extinguishing the administrative instances to correct the illegalities involved in the tariff setting, Telefonica CTC Chile S.A. filed a lawsuit for damages against the State of Chile.

The lawsuit for US$ 274 million, plus readjustments and interest, covers past and future damages until May 2004, resulting from having to charge lower rates than those that should legally have been set.

The Third Civil Court of Santiago accepted the complaint, and notified the State. Once the answer from the State had been received, as well as the answer and rejoinder with which the discussion period ends, the Court dictated the writ of evidence, setting the pertinent, substantial and disputed evidence, which initiated the presentation of evidence stage, in which witnesses for the plaintiff and for the State have testified.

Assignment of Frequencies in 1,900 MHz for Mobile Telephony
On May 31, 2001, four companies, among them Telefonica Movil, presented offers to participate in the Public Tender to grant three concessions to provide mobile telephone service to the public on the 1,900 MHz band. A tie was declared between Telefonica Movil, Bellsouth and Smartcom for the three frequencies put out to tender, since the difference was less than 2 points.

On September 6, 2001 Subtel issued the report on observations made by the bidders involved in the Public Tender, excluding Smartcom S.A. for non compliance with the Public Tender Documents. Smartcom appealed to the General Controller of the Republic to void the exclusion from the Public Tender decreed by the Undersecretary of Telecommunications for non-compliance with the Tender Documents. Subsequently the General Controller of the Republic voided the exclusion from the Public Tender, ordering Subtel to incorporate Smartcom in the process.

Due to the above, Bellsouth filed a protective petition against the General Controller of the Republic before the Santiago Court of Appeals. Telefonica Movil made itself a party to this petition.

The Court of Appeals accepted the protective petition presented by Bellsouth, voiding the resolution of the General Controller of the Republic who ordered the Undersecretary of Telecommunications to incorporate Smartcom in the public tender to award three 1900 MHz mobile telephone service concessions.

Smartcom and the State Defense Council (Consejo de Defensa del Estado), appealed before the Supreme Court against the sentence of the Court of Appeals. Telefonica Movil S.A. became a party in the process before the Supreme Court. The Supreme Court ratified the verdict of the Court of Appeals, which excluded Smartcom from the Tender.

On July 18, the tender for the three 10 MHz frequencies on the 1,900 MHz band took place. Telefonica Movil Chile was awarded two frequencies (20 MHz) for a total sum of UF 544,521 equivalent to US$ 12.8 million.

9.  Analysis of Markets, Competition and Relative Participation

The Company estimates that sales in the telecommunications sector grew 4% during 2002 reaching some US$ 2,540 million, without including Pay TV. The growth was driven primarily by the mobile, data and Internet business. The growth in the traditional fixed-network voice communications business has slowed as consumers, unlike in previous years, are allocating an increasing proportion of their budget to mobile and Internet services.

These changes have forced companies to adjust to the new market realities by refocusing resources and searching for new value-added businesses in which their current infrastructure can be used as leverage. Therefore, 2002 was characterized by significant restructuring on the part of the major operators, by a rationalization of investment, by changes in financing structure, and by the rollout of new technologies.

Local Telephone Service
This market contemplates providing local telephone services inside the primary areas, interconnection services with other telecommunications companies and other unregulated local services.

Incorporation to this market is regulated by concessions awarded by the Undersecretary of Telecommunications of the Ministry of Transport and Telecommunications (Subtel).

Currently eleven companies with twelve brands participate in this market, including rural operators. The penetration rate per 100 inhabitants as of December 2002 was in the order of 22.6, slightly lower than in December of 2001 (22.7 lines per 100 inhabitants). Telefonica CTC Chile had approximately 76% of fixed telephone lines as of December 2002.


                                     2002 Annual Report Telefonica CTC Chile_135

Local Telephone Service, continued:

On August 21, 1999, Decree No. 187 was published in the Official Gazette.This decree was drafted jointly by the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction and it sets rates for the regulated services of Telefonica CTC Chile during the five-year period from 1999-2004. The Decree had to be applied retroactively as of May 4, 1999.

In Resolution No. 611, the Antitrust Resolutive Commission established the possibility for Telefonica CTC Chile to offer alternative tariff plans to Decree No. 187, oriented toward volume discounts, and to request rate freedom in certain geographic areas. On September 4, 2001, Telefonica CTC Chile presented a proposal for alternative tariff plans (for high traffic consumption), which were approved in October 2002.

On May 24, 2002, Telefonica CTC Chile also obtained authorization from Subtel to commercialize prepaid telephone service for low income segments, which was commercially implemented in October 2002.

Of the five companies that were awarded the bid to operate fixed wireless telephone service concessions in the 3,400 to 3,700 MHz Wireless Local Loop
(WLL), only Entel (licenses: one national and 13 regional) is developing its projects. Telefonica del Sur (which was awarded licenses in the VIII and X Regions) informed Subtel it was interrupting the project, due to extenuating circumstances.

Telefonica CTC Chile does not currently hold a license to operate with WLL technology.

Long Distance
This market contemplates communications services between primary areas (DLD) and international communications (ILD), also known as intermediate services.

On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for domestic and international long distance. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to a series of requirements.

In this market there are currently 14 companies operating with 17 carrier codes. Traffic in the DLD and ILD market, through fixed telephone lines recorded a drop in 2002 compared to 2001 estimated at 9.5% and 1.9% respectively. Telefonica CTC Chile, through its subsidiaries 188 Telefonica Mundo and Globus 120, reached a market share of 39% in domestic long distance and 31% in international outgoing long distance at the end of 2002.

Corporate Communications
This business area contemplates providing circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for companies and Internet service providers
(ISPs). Likewise includes commercialization of advanced equipment (multiple lines and PABx, among others).

In October 2002 the management of Telefonica Empresas was refocused toward the company and corporate segment. In this business Telefonica CTC Chile competes with 8 companies in the private service area and with at least 10 companies in the hosting business, reaching a market share of approximately 49% of revenues, including sale of advanced equipment to companies.

Mobile Communications
Provides mobile communication services (cellular telephones, pagers, trunking and wireless data transmission).

There are currently four mobile telephone operators and one smaller operator of mobile satellite communications. Telefonica CTC Chile, through its subsidiary Telefonica Movil, has approximately 30.4% of a total 6.1 million estimated subscribers as of December 2002.

Of these companies, two operate with three licenses of 30 MHz each in the 1,900 MHz frequency band. Each of these was awarded in tenders in 1998. Two companies operate with two lincenses in the 800 MHz band, one of which is Telefonica Movil.

Regarding the tender for PCS mobile spectrum in the 1,900 MHz band (3 bands of 10 MHz each), once the Supreme Court verdict to exclude Smartcom was handed down, the Ministry of Transport and Telecommunications called on Telefonica Movil S.A. and Bellsouth to proceed to bid on the three concessions on July 18, 2002.

On July 18 the three 10 MHz frequencies on the 1,900 MHz band were awarded. Telefonica Movil Chile was awarded two frequencies (20 MHz) for a total sum of UF 544,521 equivalent to US$ 12.8 million.

Pay TV
The pay television market is composed of two main cable TV competitors with approximately 80% of the pay TV market. Two satellite TV operators and approximately 20 cable TV operators in specific areas, jointly have the remaining 20% of the market share.

On July 3, 2000, a contract was signed for the sale by Telefonica CTC Chile of Metropolis-Intercom to Cordillera Comunicaciones S.A. once the transaction was authorized by the Preventive Antitrust Commission (Comision Preventiva Antimonopolios). The amount of the transaction was US$ 270 million for 40% of Metropolis Intercom, 100% of its cable television network (except the cable TV network in the IV and VIII Regions) and 100% of Compania de Telecomunicaciones de Chile Plataforma Tecnica Red Multimedia. In addition the arbitration processes between both companies ended through judicial agreement.

In January 2002 a merger agreement was achieved between Liberty Media and United Global Com (UCG), companies that participate in the Chilean operations of Metropolis Intercom and VTR, respectively.

Internet Access
In this market there are currently approximately 33 ISP's operating effectively, with two of these concentrating 80% of traffic. As of December 2002 it is estimated that the penetration rate per home is 19.6%; an important growth with respect to the 14.5% estimated at the end of 2001. IP traffic (switched) in 2002 in the network of Telefonica CTC Chile, reached in the order of 6,580 million minutes, with a growth of 4% compared to 2001.

136_Telefonica CTC Chile 2002 Annual Report

Telefonica CTC Chile focuses on Internet access for companies through its ISP TIE, segment in which it holds a market share of close to 30%, and has commercial agreements with ISP Terra.

During 2002, Telefonica CTC Chile made an intensive deployment of internet access through ADSL broad band, directly to the customer and through a wholesale model in the ISP industry. At the end of December 2002 ADSL connections in the service of Telefonica CTC Chile reached 54,163 with a growth of 266% compared to December 2001, thus achieving a market share of 30%.

Other Businesses
Comprises the Public Telephone market, in which Telefonica CTC Chile participates through its subsidiary CTC Equipos. There are seven nationwide companies, out of which CTC Equipos as of December 2002 has approximately a 23% market share considering its own public telephones.

On January 11, 1999,Telefonica CTC Chile completed the acquisition of 60% of Sonda S.A. The agreement included the commitment of Sonda S.A. to purchase 100% of the information assets of Telefonica CTC Chile, which occurred in the first quarter of 1999.

On October 12, 2001, Telefonica CTC Chile signed a new shareholders' agreement with Inversiones Pacifico II Ltda. and Inversiones Atlantico Ltda. in which it grants each of these companies a call option for its 60% stake in Sonda S.A. maturing in June 2005. Additionally the outsourcing and rental contracts between Sonda and Telefonica CTC Chile were terminated and a contract was signed by virtue of which Telefonica CTC Chile repurchases, at book value the assets that were sold to Sonda S.A. in January 1999.

On September 26, 2002, Telefonica CTC Chile S.A. through its subsidiary Telefonica Empresas signed a sales contract for 25% ownership of Sonda S.A. for Ch$ 27,921 million (approximately US$ 37.5 million), paid in cash.

Through this agreement Inversiones Pacifico II Limitada acquired 11% of Sonda and Inversiones Santa Isabel Limitada acquired 14%. Both companies are related to Mr. Andres Navarro H. Thus, company control is transferred to Andres Navarro, while Telefonica CTC Chile keeps the remaining 35% ownership through its subsidiary Telefonica Empresas.

During the third quarter of 2001 a new contract was signed between Telefonica CTC Chile and Publiguias, which terminated the existing contract in advance. This new agreement mainly consists of a billing and collections contract for which Telefonica CTC Chile receives a percentage of revenues generated by the sale of advertising in the Yellow and White Pages. Additionally, Publiguias shall pay a charge per customer for permanent updating of the database of Telefonica CTC Chile.

On November 20, 2001 a subsidiary was formed to commercialize and install alarm systems and video cameras for residences and companies, providing monitoring and surveillance services and any other service relating to the above. As of December 2002 it is estimated that Telefonica CTC Chile has a market share of 24% in this service.

10. Analysis of Market Risk

Financial Risk Coverage
Due to the size of the Company in comparison to the banking and capital markets in Chile, the Company obtains a large part of its financing abroad. In this sense it has obtained financing abroad denominated mainly in dollars and euros and in certain cases at a floating interest rate. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations
The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of dollar and euro fluctuations on its results. The percentage of interest-bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are dollar/UF and dollar/peso forwards contracts.

As of December 31, 2002, the interest-bearing debt in original currency expressed in dollars was US$ 1,550.1 million, including US$ 1,119.8 million of financial liabilities in dollars, US$ 265.0 million in debt in "unidades de fomento" (inflation indexed chilean currency unit) and US$ 165.2 million of debt in euros. In this manner US$ 1.285 million corresponded to debt exposed to foreign currencies and therefore directly or indirectly exposed to variations in the dollar.

Simultaneously, the Company had dollar/UF forward contracts and assets in dollars that resulted, as of December 31, 2002, in a coverage of close to 100% of outstanding debt.

Financial risk due to floating interest rate fluctuations
The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of December 31, 2002, the Company had debts with variable Libor, Euro Libor and TAB interest rates mainly for syndicated loans.

To protect the Company from increases in the variable (floating) interest rates, derivative financial instruments have been used, particularly "collars" (which protect the Libor rate) and variable to fixed interest rate "swaps", which limit within a range the future fluctuations of interest rates. This has allowed the Company to end 2002 with an exposure to floating interest rates of 19.4% of total interest-bearing debt in original currency.


                                     2002 Annual Report Telefonica CTC Chile_137
                                                            individual financial

                                                                      statements

                                  for the years ended December 31, 2002 and 2001

                                                                        CONTENTS

                                                    Independent Auditors' Report
                                                 Individual Financial Statements
                                    Notes to the Individual Financial Statements
                                 Analysis of the Individual Financial Statements

                                              ThCh$:  Thousands of Chilean pesos
UF: Unidad de Fomento, inflation-indexed peso denominated monetary unit in Chile


138_Telefonica CTC Chile 2002 Annual Report

Compania de Telecomunicaciones de Chile S.A.
Independent Auditors' Report

                                                        [Deloitte & Touche LOGO]



To the Shareholders of
Compania de Telecomunicaciones de Chile S.A.:

We have audited the accompanying balance sheet of Compania de Telecomunicaciones de Chile S.A. as of December 31, 2002 and the related statements of income and of cash flows for the year then ended. These financial statements (including the related notes) are the responsibility of the management of Compania de Telecomunicaciones de Chile S.A. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Compania de Telecomunicaciones de Chile S.A. for the year ended December 31, 2001 were audited by other auditors whose report, dated January 21, 2002 (except for note 31, dated January 30, 2002), contained an explanatory paragraph related to the recognition, through its subsidiary Telefonica Empresas CTC Chile S.A., of a loss amounting to ThCh$982,366 (historic) caused by the devaluation of the Argentine peso. The accompanying Analysis of the Individual Financial Statements is not an integral part of these financial statements, and, therefore, this report does not cover this item.

We conducted our audit in accordance with auditing standards generally accepted in Chile. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The abovementioned financial statements have been prepared to reflect the individual financial position of Compania de Telecomunicaciones de Chile S.A. on the basis of the criteria set forth in Note 2, prior to consolidating line by line the financial statements of the subsidiaries detailed in Note 10. Therefore, in order to be properly understood, these individual financial statements should be read and analyzed in conjunction with the consolidated financial statements of Compania de Telecomunicaciones de Chile S.A. and subsidiaries, which are required by accounting principles generally accepted in Chile.

In our opinion, the 2002 financial statements present fairly, in all material respects, the financial position of Compania de Telecomunicaciones de Chile S.A. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with the basis of accounting described in
Note 2.

The accompanying financial statements have been translated into English for the convenience of readers outside Chile.

/s/ Deloitte & Touche

January 27, 2003


                                     2002 Annual Report Telefonica CTC Chile_139

Compania de Telecomunicaciones de Chile S.A.
Balance Sheet
As of December 31, 2002 and 2001

Assets                                                                                notes                2002                2001
                                                                                                          ThCh$               ThCh$
------------------------------------------------------------------------------------------------------------------------------------

Current Assets
Cash                                                                                                 10,979,020          10,335,273
Time deposits                                                                                         2,155.830                  --
Marketable securities (net)                                                              (4)         67,072,070          32,723,967
Trade accounts receivable (net)                                                          (5)        110,075,853         112,747,078
Notes receivable (net)                                                                   (5)          2,336,672           1,687,319
Other receivables (net)                                                                  (5)         20,346,589          24,091,932
Notes and accts. receivable from related companies                                     (6 a)        123,089,340         128,750,376
Inventories (net)                                                                                     7,969,874          17,966,955
Recoverable taxes                                                                                    12,498,983          35,882,839
Prepaid expenses                                                                                      4,030,062           5,486,626
Deferred taxes                                                                         (7 b)         15,224,737          47,194,028
Other current assets                                                                     (8)         23,181,195         116,120,198

Total Current Assets                                                                                398,960,225         532,986,591
------------------------------------------------------------------------------------------------------------------------------------

Property, Plant and Equipment                                                            (9)
Land                                                                                                 24,664,400          24,661,083
Constructions and infrastructure works                                                              173,526,807         173,840,549
Machinery and equipment                                                                           2,570,177,972       2,522,619,430
Other property, plant and equipment                                                                 231,878,267         244,150,851
Higher value for technical reappraisal of property, plant and equipment                               6,609,613           6,609,668
Depreciation (less)                                                                               1,632,828,993       1,467,539,569

Total Property, Plant and Equipment                                                               1,374,028,066       1,504,342,012
------------------------------------------------------------------------------------------------------------------------------------

Other Assets
Investment in related companies                                                         (10)        406,729,475         334,360,793
Investment in other companies                                                                             3,816               3,816
Goodwill                                                                                (11)        165,928,707         177,292,632
Long-term debtors                                                                        (5)         31,732,180          37,590,482
Notes and accts. receivable from related companies                                     (6 a)        243,759,247         287,146,875
Intangibles                                                                                           2,083,683                  --
Amortization (less)                                                                                     259,517                  --
Others                                                                                  (12)         17,822,581          25,067,383

Total Other Assets                                                                                  867,800,172         861,461,981
------------------------------------------------------------------------------------------------------------------------------------

Total Assets                                                                                      2,640,788,463       2,898,790,584
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes 1 to 31 are an integral part of these financial statements.


140_Telefonica CTC Chile 2002 Annual Report

Compania de Telecomunicaciones de Chile S.A.
Balance Sheet
As of December 31, 2002 and 2001

Liabilities                                                                           notes                2002                2001
                                                                                                          ThCh$               ThCh$
------------------------------------------------------------------------------------------------------------------------------------

Current Liabilities
Short-term obligations with banks and financial institutions                            (13)          9,191,446          10,791,371
Short-term portion of long-term obligations with banks and financial institutions       (13)        146,290,805          98,928,093
Obligations with the public (bonds)                                                     (15)         21,704,239          38,651,152
Long-term obligations maturing within a year                                                            115,289             739,662
Dividends payable                                                                                       176,400             252,658
Accounts payable                                                                        (31)         74,047,123          84,032,554
Other creditors                                                                                       6,379,150          27,556,036
Notes and accounts payable to related companies                                        (6 b)         67,807,691          61,740,474
Provisions                                                                              (16)          4,572,778           6,011,943
Withholdings                                                                                          6,242,842           8,534,614
Unearned income                                                                                       3,768,492           1,607,780
Other current liabilities                                                                             4,610,536          30,697,427

Total Current Liabilities                                                                           344,906,791         369,543,764
------------------------------------------------------------------------------------------------------------------------------------

Long-Term Liabilities
Obligations with banks and financial institutions                                       (14)        416,567,542         525,297,193
Obligations with the public (bonds)                                                     (15)        512,192,650         567,825,381
Other long-term creditors                                                                             5,701,649          29,868,479
Notes and accounts payable to related companies                                        (6 b)         29,313,820          37,159,927
Long-term provisions                                                                    (16)         13,497,883          15,575,824
Long-term deferred taxes                                                               (7 b)         29,804,691          43,823,992
Other long-term liabilities                                                                           2,113,385           4,399,531

Total Long-Term Liabilities                                                                       1,009,191,620       1,223,950,327
------------------------------------------------------------------------------------------------------------------------------------

Shareholders' Equity                                                                    (18)
Paid-in capital                                                                                     736,468,120         736,468,120
Share premium                                                                                       114,512,356         114,512,356
Other reserves                                                                                        1,924,736           1,582,766
Retained earnings                                                                                   433,784,840         452,733,251
Accumulated earnings                                                                                451,465,216         448,881,060
Net (Loss) Income for the year                                                                      (17,680,376)          4,235,008
Accum. deficit development period - subsidiary (less)                                                        --             382,817

Total Shareholders' Equity                                                                        1,286,690,052       1,305,296,493
------------------------------------------------------------------------------------------------------------------------------------

Total Liabilities and Shareholders' Equity                                                        2,640,788,463       2,898,790,584
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes 1 to 31 are an integral part of these financial statements.


                                     2002 Annual Report Telefonica CTC Chile_141

Compania de Telecomunicaciones de Chile S.A.
Statements of Income
For the years ended December 31, 2002 and 2001

Operating Income                                                                       notes               2002                2001
                                                                                                          ThCh$               ThCh$
------------------------------------------------------------------------------------------------------------------------------------

Operating revenues                                                                                  433,090,369         461,963,596
Operating costs (less)                                                                              324,181,146         321,924,588

Gross Margin                                                                          (19 a)        108,909,223         140,039,008
------------------------------------------------------------------------------------------------------------------------------------

Administration and selling expenses (less)                                                           57,081,539          67,093,335

Operating Income                                                                                     51,827,684          72,945,673
------------------------------------------------------------------------------------------------------------------------------------

Non-Operating Income
Financial income                                                                                     32,303,051          34,364,797
Net income from investments in related companies                                        (10)         34,152,853          50,142,744
Other non-operating income                                                              (19 b)        5,952,585          18,062,381
Loss from investments in related companies (less)                                       (10)          2,568,084          27,067,030
Amortization of goodwill (less)                                                         (11)         11,363,925          11,472,577
Financial expenses (less)                                                                            82,884,030          95,595,379
Other non-operating expenses (less)                                                     (19 b)       21,472,052          31,747,753
Price-level restatement                                                                 (20)         (5,631,478)          4,061,864
Exchange differences                                                                    (21)           (935,182)         (1,581,670)

Non-Operating Income                                                                                (52,446,262)        (60,832,623)
------------------------------------------------------------------------------------------------------------------------------------

(Loss) Income before Income Tax                                                                        (618,578)         12,113,050
------------------------------------------------------------------------------------------------------------------------------------

Income tax                                                                            (7 c)         (17,061,798)         (7,878,042)

Net (Loss) Income for the year                                                                      (17,680,376)          4,235,008
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes 1 to 31 are an integral part of these financial statements.


142_Telefonica CTC Chile 2002 Annual Report

Compania de Telecomunicaciones de Chile S.A.
Statements of Cash Flows
For the years ended December 31, 2002 and 2001

                                                                                                        2002                   2001
                                                                                                       ThCh$                  ThCh$
-----------------------------------------------------------------------------------------------------------------------------------

Net cash flows from operating activities                                                         232,603,412            200,216,868
-----------------------------------------------------------------------------------------------------------------------------------

Net (Loss) Income for the year                                                                   (17,680,376)             4,235,008

Loss from sale of assets                                                                             111,365                 72,953
-----------------------------------------------------------------------------------------------------------------------------------

Loss on sale of property, plant and equipment                                                        111,365                 72,953

Charges to income that do not represent cash flows                                               224,143,038            181,411,543
-----------------------------------------------------------------------------------------------------------------------------------

Depreciation for the year                                                                        173,009,680            165,979,394
Amortization of intangibles                                                                          259,517                     --
Provisions and write offs                                                                         20,254,116             14,887,870
Net income from investments in related companies (less)                                           34,152,853             50,142,744
Loss from investments in related companies                                                         2,568,084             27,067,030
Amortization of goodwill                                                                          11,363,925             11,472,577
Net price-level restatement                                                                        5,631,478             (4,061,864)
Net exchange differences                                                                             935,182              1,581,668
Other credits to income that do not represent cash flows (less)                                      578,768             18,534,107
Other charges to income that do not represent cash flows                                          44,852,677             33,161,719

Changes in assets that affect cash flows (increase) decrease                                     (78,534,420)            22,534,244
-----------------------------------------------------------------------------------------------------------------------------------

Increase in trade accounts receivable                                                            (18,873,122)           (35,187,631)
Decrease (Increase) in inventories                                                                 9,331,368             (5,918,048)
(Increase) Decrease in other assets                                                              (68,992,666)            63,639,923

Changes in liabilities that affect cash flows increase (decrease)                                104,563,805             (8,036,880)
-----------------------------------------------------------------------------------------------------------------------------------

Increase in accounts payable related to operating income                                          82,645,152              2,714,057
Decrease in interest payable                                                                      (1,159,320)            (3,254,312)
Increase (Decrease) in income taxes payable net                                                   23,077,973             (3,573,823)
(Decrease) in Value Added Tax and other similar taxes payable net                                         --             (3,922,802)
-----------------------------------------------------------------------------------------------------------------------------------

The accompanying notes 1 to 31 are an integral part of these financial statements.


                                     2002 Annual Report Telefonica CTC Chile_143

Compania de Telecomunicaciones de Chile S.A.
Statements of Cash Flows
For the years ended December 31, 2002 and 2001

                                                                                                        2002                   2001
                                                                                                       ThCh$                  ThCh$
------------------------------------------------------------------------------------------------------------------------------------

Net negative cash flows from financing activities                                               (226,775,654)          (119,941,637)
------------------------------------------------------------------------------------------------------------------------------------

Proceeds from loans                                                                               13,815,654            110,111,735
Dividends paid (less)                                                                              1,263,146                     --
Loans paid (less)                                                                                113,627,892            208,180,151
Obligations with the public paid (less)                                                          115,634,382             21,873,221
Payment of documented loans from related companies (less)                                         10,065,888                     --

Net negative cash flows from investment activities                                               (51,393,728)          (126,573,646)
------------------------------------------------------------------------------------------------------------------------------------

Sale of property, plant and equipment                                                                730,269                124,888
Sale of permanent investments                                                                             --              1,636,280
Sale of other investments                                                                                 --             11,157,021
Collection of other loans to related companies                                                    89,778,066                     --
Purchase of property, plant and equipment (less)                                                  32,265,976             29,598,557
Capitalized interest paid (less)                                                                   4,348,983             15,470,463
Permanent investments (less)                                                                      75,116,842              1,472,118
Investments in financial instruments (less)                                                       30,170,262                     --
Other loans to related companies (less)                                                                   --             92,950,697

Total net cash flows used for the year                                                           (45,565,970)           (46,298,415)
------------------------------------------------------------------------------------------------------------------------------------

Effect of inflation on cash and cash equivalents                                                  (1,689,307)            (4,610,159)
------------------------------------------------------------------------------------------------------------------------------------

Net cash and cash equivalents used for the year                                                  (47,255,277)           (50,908,574)
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents beginning of year                                                       61,890,261            112,798,835
------------------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents end of year                                                             14,634,984             61,890,261
------------------------------------------------------------------------------------------------------------------------------------

The accompanying notes 1 to 31 are an integral part of these financial statements.


144_Telefonica CTC Chile 2002 Annual Report

Compania de Telecomunicaciones de Chile S.A.
Notes to the Financial Statements
(Translation of financial statements originally issued in Spanish)

1.   Registration in the Securities Registry:

     The Company is an open stock corporation registered in the Securities Registry under No. 009 and is therefore subject to oversight by the Chilean Superintendency of Securities and Insurance.

2.   Significant accounting principles:

(a)  Accounting period:
     The consolidated financial statements cover the years ended as of December 31, 2002 and 2001.

(b)  Basis of preparation:
     These consolidated financial statements (hereafter, the financial statements) have been prepared in accordance with generally accepted accounting principles in Chile and standards set forth by the Chilean Superintendency of Securities and Insurance, except for investments in subsidiaries, which are recorded on a single line of the balance sheet at equity value, and therefore have not been consolidated line-by-line. This treatment does not modify net income for the year or shareholders' equity.

     In case of discrepancies between accounting principles generally accepted by the Chilean Accountants Association and the standards set forth by the Chilean Superintendency of Securities and Insurance, the standards of the Superintendency will prevail.

     These individual financial statements have been issued only for the purposes of making an individual analysis of the Company, and therefore should be read together with the consolidated financial statements, which are required by generally accepted accounting principles in Chile.

(c)  Basis of presentation:
     Certain reclassifications have been made to the 2001 financial statements for comparison purposes.

     The financial statements for 2001 and their notes have been restated by
     3.0 % in order to allow comparison with the 2002 financial statements.

(d)  Price-level restatement:
     The financial statements are shown restated through application of price-level restatement standards, in accordance with generally accepted accounting principles in Chile, in order to reflect the change in the purchasing power of the currency in both years. Accumulated change in the CPI as of December 31, 2002 and 2001, for beginning balances is 3.0% and 3.1%, respectively.

(e)  Basis of conversion:
     Assets and liabilities in US$ (United States Dollars), Euros, and UF (Unidad de Fomento), have been converted to pesos at the current rates as of each year-end:

     -----------------------------------------------------------
     Year                 US$             EURO                UF
     -----------------------------------------------------------
     2002              718.61          752.550         16,744.12
     -----------------------------------------------------------
     2001              654.79          578.181         16,262.66
     -----------------------------------------------------------

(f)  Time deposits:
     Time deposits are carried at the value of the capital invested plus readjustments, if applicable and accrued interest as of year-end.

(g)  Marketable securities:
     Fixed income securities are carried at their price-level restated purchase price plus interest accrued as of closing of each year-end based on the real rate of interest determined as of the date of purchase or their market value, whichever is less.

     Investments in mutual funds units are carried at the value of the unit at each year's closing date.

(h)  Inventories:
     Equipment destined for sale is carried at price-level restated purchase or development cost or market value, whichever is less.

     Inventories estimated to be used during the next twelve months are classified as current assets and their cost is price-level restated. Obsolescence provision has been determined on the basis of a survey of merchandise with slow turnover.

(i)  Allowance for doubtful accounts:
     Differentiated percentages are applied in the calculation of allowance for doubtful accounts, taking into consideration age factors and eventual collections costs, of up to 100% for debts exceeding 120 days.

(j)  Property, plant and equipment:
     Property, plant and equipment acquired up until December 31, 1979 are carried at their appraisal value, as stipulated in Article 140 of D.F.L. No. 4, and those acquired after that date are carried at purchase value, except those carried at appraisal value recorded as of June 30, 1986, in accordance with Circular No. 550 issued by the Chilean Superintendency of Securities and Insurance. All values have been price-level restated.

     Works in progress include the real financial cost of the loans related to financing them, originated during the construction stage and that could have been avoided if these disbursements had not been incurred.


                                     2002 Annual Report Telefonica CTC Chile_145

(j)  Property, plant and equipment, continued:

     In accordance with the above, there has been a capitalization of the financial cost during the period of ThCh$ 4,348,983 and ThCh$ 15,470,463 in 2002 and 2001, respectively.

(k)  Depreciation:
     Depreciation has been calculated and recorded over the values stated above, by applying fixed factors determined according to the remaining estimated useful lives of the assets. The average annual financial depreciation rate of the Company is approximately 7.19%.

(l)  Leased assets:
     Rented assets with a purchase option, whose contracts meet the characteristics of a financial lease, are carried in a manner similar to the purchase of property, plant and equipment, recording the whole obligation and interest on an accrual basis. The Company does not legally own those assets, therefore, while it does not exercise the purchase option it cannot freely dispose of them.

(m)  Investments in related companies:
     These investments are carried using the equity method, recognizing their income on an accrual basis. Investments abroad have been valued as defined in Technical Bulletin No. 64. Those investments are controlled in dollars, since they are in countries considered unstable according to said Bulletin, and their activities are not an extension of the operations of the Parent Company.

(n)  Goodwill:
     Goodwill corresponds to the debit differences that arise when adjusting the investment cost, at the moment of adopting the equity method or when making a new purchase. The goodwill amortization period has been determined taking into consideration aspects such as the nature and characteristics of the business and the estimated period for return of the investment.

(n)  Transactions with resale or repurchase agreements:
     Purchases of financial instruments with resale agreements are recorded as a fixed rate placement and classified in Other Current Assets.

     Financial instrument sales with repurchase agreements are recorded in a similar manner to obtaining a loan with investment guarantees and are shown in Other Current Liabilities

(o)  Obligations with the public:
     Obligations from bond issuance are presented in liabilities at the par value of the subscribed bonds. The difference between the par value and the placement value, determined on the basis of real interest rate originated in the transaction is deferred and amortized over the term of the respective bond (see Note 15).

(p)  Income taxes and deferred income taxes:
     Income tax is calculated on the basis of taxable net income for tax purposes. Deferred income taxes arising from all temporary differences, tax losses and other events that create differences between the tax basis of assets and liabilities and their accounting basis are recorded in accordance with Technical Bulletins No. 60, 68, 69 and 73 issued by the Chilean Accountants Association and in accordance to Circular No. 1,466 dated January 27, 2000 issued by the Superintendency of Securities and Insurance.

     On September 28, 2001 Law No. 19,753 was published, increasing the income tax rate to 16% in 2002, 16.5% in 2003 and 17% in 2004 and thereafter. As of December 31, 2001 the accumulated balances of temporary differences, include the increased income tax rate. Deferred income taxes arising due to the increase in the income tax rate, are recorded in accordance with Technical Bulletin No. 71 issued by the Chilean Accountants Association. (see Note 7).

(q)  Staff severance indemnities:
     The Company's staff severance indemnities obligation is accrued applying the net present value method to the accrued benefit, using an annual discount rate of 7%, considering a future permanence until the retirement date of each employee (see Note 17).

(r)  Operating revenues:
     The Company revenues are recorded on an accrual basis in accordance with generally accepted accounting principles in Chile. Since invoices are issued on dates other than accounting cut-off dates, as of the date of preparation of these financial statements services rendered and not invoiced have been provisioned, and determined on the basis of the contracts and traffic at the current period's prices and conditions. Amounts for this concept are shown in Trade Accounts Receivable.

(s)  Foreign currency futures contracts:
     The Company has subscribed foreign currency futures contracts, representing a hedge against changes in the exchange rate of its obligations in foreign currency.

     These instruments are valued in accordance with Technical Bulletin No. 57 issued by the Chilean Accountants Association.

     The rights and obligations acquired are detailed in Note 24. The balance sheet only reflects the net right or obligation as of year-end, classified according to the expiry date of each of the contracts in Other Current Assets or Other Creditors, as applicable. The contract's implicit insurance premium is deferred and amortized using the straight-line method over its term.

(t)  Interest rate coverage:
     Interest on loans covered by interest rate swaps is recorded recognizing the effect of the contracts on the interest rate established in the loans. Rights and obligations for this concept are shown in Other Current Assets or in Other Creditors, as applicable (see Note 24).


146_Telefonica CTC Chile 2002 Annual Report

(u)  Computer software:
     The software's purchase cost is deferred and amortized using the straight-line method over a four-year period.

(v)  Research and development expenses:
     Research and development expenses are charged to income in the period they are incurred. Such expenses have not been significant in the last few years.

(w)  Accumulated deficit development period of subsidiaries:
     In accordance with Circular No. 981 issued by the Superintendency of Securities and Insurance, the Company has included all disbursements or obligations, which are not assignable to the cost of tangible or nominal assets. This deficit has been absorbed by net income generated by the Company during their operations

(x)  Accumulated adjustment for conversion differences:
     The Company recognizes the difference between the variation in the exchange rate and the consumer price index originated in the price-level restatement of its investments abroad, controlled in US dollars; as well as adjustments for exchange differences arising from subsidiaries and related companies that have been recognized for their investments abroad in this shareholders' equity reserve account. The balance in this account is credited (charged) to income in the same period in which the gain or loss on the total or partial disposal of these investments is recognized

(y)  Statement of cash flows:
     For the purposes of preparing the Statement of Cash Flows in accordance with Technical Bulletin No. 50 issued by the Chilean Accountants Association, the Company considers mutual funds, resale agreements and time deposits maturing in less than 90 days as cash and cash equivalents.

     Cash flows related to the Company's line of business and those not defined as from investment or financing activities are included in "Cash Flows from Operating Activities".

(z)  Software licenses:
     Software licenses are carried at price-level restated purchase cost. Amortization is calculated using the straight-line method considering the periods in which the license will provide benefits, which does not exceed 4 years.

3.   Accounting Changes:

Accounting principles have been consistently applied during the years covered by these financial statements..

4.   Marketable Securities:

The breakdown of marketable securities is as follows:

                                                          2002              2001
                                                         ThCh$             ThCh$
--------------------------------------------------------------------------------

Mutual funds units                                   1,500,133                --
Public offer promissory notes                       65,571,937        32,723,967

Total Marketable Securities                         67,072,070        32,723,967
--------------------------------------------------------------------------------

Public offer instruments (Fixed Income)

                           Date                                                   Book value                 Market
Instrument       Purchase         Maturity            Par value           Amount             Rate            Value       Provision
                                                         ThCh$             ThCh$               %             ThCh$
------------------------------------------------------------------------------------------------------------------------------------
PRD           26-Dec-2002       01-Sept-2005           1,548,848         1,548,848           6.00           1,548,848           --
PRD           26-Dec-2002        01-Oct-2005          12,338,638        12,338,638           6.00          12,338,638           --
PRD           26-Dec-2002        01-Dec-2005          11,467,944        11,467,944           6.00          11,467,944           --
Zero          26-Dec-2002        01-Jul-2005           7,225,022         7,225,022           5.40           7,225,022           --
Zero          26-Dec-2002        01-Oct-2005           4,215,615         4,215,615           5.07           4,215,615           --
Zero          26-Dec-2002        01-Nov-2005          12,699,963        12,699,963           5.86          12,699,963           --
Zero          26-Dec-2002        01-Dec-2005          16,075,907        16,075,907           5.85          16,075,907           --

Total                                                 65,571,937        65,571,937             --          65,571,937           --
------------------------------------------------------------------------------------------------------------------------------------


                                    2002 Annual Report  Telefonica CTC Chile_147

5.   Short and long-term receivables:

The breakdown of short and long-term receivables is as follows:

                                                                          Current
                                    -----------------------------------------------------------------------------------
Description                                  Up to 90 days               Over 90 days up to 1 year        Subtotal
                                        2002             2001             2002             2001             2002
                                        ThCh$            ThCh$            ThCh$            ThCh$            ThCh$
------------------------------------------------------------------------------------------------------------------------
Trade accts receivable              166,129,362      149,402,044        6,593,435        5,464,130      172,722,797
Allow. for Doubtful Acct            (59,350,227)     (37,705,739)      (3,296,717)      (4,413,357)     (62,646,944)
Notes receivable                      7,501,192        6,793,046          224,621             --          7,725,813
Allow. for Doubtful Acct             (5,389,141)      (5,105,727)            --               --         (5,389,141)
Other receivables                    13,526,686       19,665,291        6,819,903        4,426,641       20,346,589
Allow. for Doubtful Acct                   --               --               --               --               --

Total long-term receivables


                                         Current                          Long-term
                                  -----------------------------    --------------------------
Description                            Total Current (net)
                                      2002            2001            2002            2001
                                      ThCh$           ThCh$           ThCh$           ThCh$
--------------------------------------------------------------------------------------------
Trade accts receivable            110,075,853     112,747,078       5,590,125       7,926,022
Allow. for Doubtful Acct                 --              --              --              --
Notes receivable                    2,336,672       1,687,319            --              --
Allow. for Doubtful Acct                 --              --              --              --
Other receivables                  20,346,589      24,091,932      26,142,055      29,664,460
Allow. for Doubtful Acct                 --              --              --              --

Total long-term receivables                                        31,732,180      37,590,482

6.       Balances and transactions with related companies:

a)       Notes and Accounts Receivable:

Tax No.           Company                                                  Short Term               Long Term
                                                                         2002        2001        2002         2001
                                                                         ThCh$       ThCh$       ThCh$        ThCh$
------------------------------------------------------------------------------------------------------------------------
90.430.000-4      Telefonica Empresas CTC Chile S.A.                 38,912,474   32,542,487  36,533,058   45,533,094
96.700.900-8      Telefonica Data CTC Chile S.A.                     20,285,293   13,995,405        --           --
96.545.500-0      CTC Equipos y Servicios de Telecom. S.A.           15,133,688   17,895,345   9,386,727        5,714
96.551.670-0      CTC Transmisiones Regionales S.A.                  11,897,508   37,061,385  54,510,173   99,664,576
Foreign           Telefonica Procesos y
                    Tecnologia de Informacion S.A.                   11,779,407         --          --           --
96.786.140-5      Telefonica Movil S.A.                              10,391,026   11,218,064 143,329,289  141,943,491
9.6919.660-3      Telemergencia Chile S.A.                            5,624,197         --          --           --
96.961.230-5      Telefonica Gestion de Servicios Compartidos S.A.    3,518,378      892,306        --           --
83.628.100-4      Sonda S.A.                                          1,507,077    1,600,669        --           --
93.541.000-2      Impresora y Comercial Publiguias S.A.                 839,469      441,211        --           --
Foreign           Telefonica Internacional de Espana S.A.               780,518      742,134        --           --
96.834.320-3      Infoera S.A.                                          585,694      340,897        --           --
78.703.410-1      Tecnonautica S.A.                                     553,379    2,056,862        --           --
96.895.220-k      Atento Chile S.A                                      438,697      708,285        --           --
74.944.200-k      Fundacion Telefonica Chile                            250,853      128,642        --           --
96.887.420-9      Globus 120 S.A.                                       193,590      631,140        --           --
96.893.540-2      Infochile S.A.                                        143,552       15,235        --           --
79.727.230-2      CTC Isapre S.A.                                        91,916      411,636        --           --
96.934.950-7      Portal de Pagos e Informacion S.A.                     69,967        2,984        --           --
90.184.000-8      Comunicaciones Mundiales S.A.                          51,976       25,328        --           --
96.834.230-4      Terra Networks Chile S.A.                              23,009    1,389,039        --           --
96.910.730-9      Emergia Chile S.A.                                     10,891      116,602        --           --
Foreign           Telefonica Espana                                       6,648        6,847        --           --
59.083.900-0      Telefonica Mobile Solutions Chile S.A.                    133         --          --           --
Foreign           CTC Internacional S.A.                                   --         26,049        --           --
88.269.200-0      Comunicaciones Intercom S.A.                             --        772,054        --           --
96.720.710-1      Invercom S.A.                                            --          2,503        --           --
96.833.930-3      Telefonica Comunicaciones Empresariales S.A.             --      5,727,267        --           --
Total                                                               123,089,340  128,750,376 243,759,247  287,146,875

There have been charges and credits to current accounts with these companies due to billing for sales of material, equipment and services. In addition there is a mercantile mandate contract through which Telefonica CTC Chile S.A. administrates the cash surplus of each one and a mercantile current account contract signed with all subsidiaries.


148_Telefonica CTC Chile  2002 Annual Report

b)       Notes and Accounts Payable:

Tax No.           Company                                                       Short Term                  Long Term
                                                                             2002         2001           2002         2001
                                                                            ThCh$         ThCh$          ThCh$        ThCh$
-------------------------------------------------------------------------------------------------------------------------------
90.430.000-4      Telefonica Empresas CTC Chile S.A.                      17,971,581          --       2,426,156     9,844,357
96.551.670-0      CTC Transmisiones Regionales S.A.                       16,131,993     9,179,725          --            --
96.786.140-5      Telefonica Movil S.A.                                   15,221,773     4,784,393          --            --
96.545.500-0      CTC Equipos y Servicios de Telecom. S.A.                 7,008,762    10,679,482          --            --
96.895.220-k      Atento Chile S.A                                         2,807,235     2,968,747          --            --
96.834.230-4      Terra Networks Chile S.A.                                2,322,748     1,353,718          --            --
96.961.230-5      Telefonica Gestion de Servicios Compartidos S.A.         1,939,523     1,876,799     2,673,552     1,780,669
96.700.900-8      Telefonica Data CTC Chile S.A.                           1,271,712       156,672          --            --
79.727.230-2      CTC Isapre S.A.                                            590,750       130,403          --            --
96.887.420-9      Globus 120 S.A.                                            586,708       472,914          --            --
90.184.000-8      Comunicaciones Mundiales S.A.                              501,802       431,828          --            --
93.541.000-2      Impresora y Comercial Publiguias S.A.                      332,256       892,221          --            --
96.834.320-3      Infoera S.A.                                               327,949           732          --            --
96.971.150-8      Telemergencia Chile S.A.                                   289,109          --            --            --
96.527.390-5      Telefonica Internacional Chile S.A.                        261,208     6,761,979    24,214,112    25,534,901
83.628.100-4      Sonda S.A.                                                 196,526     8,768,746          --            --
96.910.730-9      Emergia Chile S.A.                                          43,376     2,399,750          --            --
78.703.410-1      Tecnonautica S.A.                                            2,680          --            --            --
88.269.200-0      Comunicaciones Intercom S.A.                                  --      10,314,099          --            --
96.720.710-1      Invercom S.A.                                                 --         481,632          --            --
96.833.930-3      Telefonica Comunicaciones Empresariales S.A.                  --          86,634          --            --

Total                                                                     67,807,691    61,740,474    29,313,820    37,159,927


In accordance with Article 89 of the Companies Act, all these transactions have been carried out under conditions similar to those prevailing in the market.


                                    2002 Annual Report  Telefonica CTC Chile_149

c)     Transactions

                                 Nature         Description                              2002                    2001
                                 of the            of                                    ThCh$                    ThCh$
Company           Tax No.       Relationship     transaction                                 Effect on                  Effect on
                                                                                 Amount        Income      Amount         Income
-----------------------------------------------------------------------------------------------------------------------------------
CTC Isapre S.A.   79.727.230-2  Subsidiary   Purchases and Services Rendered     862,392       862,392     1,043,071     1,043,071
                                             Financial Income                      6,783         6,783          --            --
                                             Financial Expenses                     --            --          13,126        13,126
                                             Other Non-operating Income          216,128       216,128       207,671       207,671
Telefonica Empresas
 CTC Chile S.A.   90.430.000-4  Subsidiary   Sales and Services               11,747,384    11,747,384    11,803,469    11,803,469
                                             Purchases and Services Rendered  23,224,904    23,224,904    19,933,355    19,933,355
                                             Financial Income                  2,396,090     2,396,090     3,704,280     3,704,280
                                             Financial Expenses                  930,897       930,897          --            --
                                             Other Non-operating Income        3,042,683     3,042,683     3,138,574     3,138,574

CTC Transmisiones
 Regionales S.A.  96.551.670-0  Subsidiary   Sales and Services                8,630,806     8,630,806     9,054,555     9,054,555
                                             Purchases and Services Rendered  12,767,081    12,767,081    19,774,391    19,774,391
                                             Financial Incomes                 4,707,735     4,707,735     4,008,335     4,008,335
                                             Financial Expenses                     --            --         608,239       608,239
                                             Other Non-operating Income        1,321,300     1,321,300     1,379,540     1,379,540

CTC Equipos y
  Servicios de
  Telecom. S.A.   96.545.500-0  Subsidiary   Sales and Services               15,146,475    15,146,475    14,663,369    14,663,369
                                             Purchases and Services Rendered   4,138,760     4,138,760     3,825,594     3,825,594
                                             Financial Incomes                   434,970       434,970       204,669       204,669
                                             Other Non-operating Income          347,860       347,860       663,292       663,292
Telefonica
 Movil S.A.       96.786.140-5  Subsidiary   Sales and Services                3,909,115     3,909,115     4,109,629     4,109,629
                                             Purchases and Services Rendered   6,612,854     6,612,854     6,455,402     6,455,402
                                             Financial Incomes                 9,465,185     9,465,185    10,017,995    10,017,995
                                             Other Non-operating Expenses         75,500        75,500       629,756       629,756
Fundacion Tele-
 fonica Chile     74.944.200-k  Subsidiary   Other Non-operating Expenses           --            --             661           661
Comunicaciones
 Intercom S.A.    88.269.200-0  Subsidiary   Financial Expenses                    1,144         1,144       656,150       656,150

                                             Financial Incomes                      --            --         123,173       123,173
Infoera S.A.      96.834.320-3  Subsidiary   Purchases and Services Rendered     387,031       387,031          --            --
                                             Financial Incomes                    15,950        15,950         2,930         2,930
                                             Other Non-operating Income            1,303         1,303         8,064         8,064
Telefonica Data
 Chile S.A.       96.700.900-8  Subsidiary   Sales and Services                9,100,351     9,100,351     4,570,944     4,570,944
                                             Purchases and Services Rendered   3,021,437     3,021,437     2,021,602     2,021,602
                                             Financial Incomess                  521,016       521,016       345,961       345,961
                                             Other Non-operating Income          620,839       620,839       310,858       310,858
Comunicaciones
 Mundiales S.A.   90.184.000-8  Subsidiary   Financial Expenses                   10,578        10,578        11,250        11,250
                                             Other Non-operating Income              183           183           432           432
Tecnonautica S.A. 78.703.410-1  Subsidiary   Financial Incomess                   66,782        66,782        94,737        94,737
Globus 120 S.A.   96.887.420-9  Subsidiary   Sales and Services                  453,607       453,607       522,701       522,701
                                             Purchases and Services Rendered     431,873       431,873        30,666        30,666
                                             Financial Incomess                     --            --          51,724        51,724
                                             Financial Expenses                    6,688         6,688          --            --
                                             Other Non-operating Income          101,046       101,046        34,642        34,642
Sonda S.A.        83.628.100-4  Associate    Purchases and Services Rendered     396,530       396,530    19,140,033    19,140,033
                                             Financial Expenses                     --            --       1,168,211     1,168,211
                                             Other Non-operating Expenses           --            --       5,684,679     5,684,679
Telefonica
Comunicaciones
Empresariales
 S.A.             96.833.930-3  Subsidiary   Financial Incomes                   157,635       157,635        91,128        91,128
                                             Other Non-operating Income           10,218        10,218         2,211         2,211

Portal de Pagos e
 Informacion S.A. 96.934.950-7  Subsidiary   Financial Incomes                     1,311         1,311          --            --
Infochile S.A.    96.893.540-2  Subsidiary   Financial Incomes                     1,644         1,644          --            --
                                             Other Non-operating Expenses           --            --             442           442
Telefonica
 Gestion de
 Servicios
 Compartidos S.A. 96.961.230-5  Subsidiary   Purchases and Services Rendered   6,798,065     6,798,065     2,028,825     2,028,825
                                             Financial Expenses                   19,190        19,190         9,862         9,862
                                             Other Non-operating Income          212,545       212,545       178,576       178,576
 Telemergencia
 Chile S.A.       9.6919.660-3  Subsidiary   Sales and Services                  146,705       146,705          --            --
                                             Financial Incomes                    31,379        31,379          --            --
                                             Other Non-operating Income          491,725       491,725          --            --
Telefonica
 Espana           Foreign P.C.  Shareholder  Purchases and Services Rendered      26,263        26,263          --            --
Telefonica
 Internacional
 Chile S.A.       Foreign     Parent Company Purchases and Services Rendered     521,961       521,961       522,362       522,362
                                             Financial Expenses                  838,560       838,560     2,230,347     2,230,347
Atento
 Chile S.A        Foreign       Associate    Purchases and Services Rendered  10,094,367    10,094,367     4,454,110     4,454,110

Emergia
 Chile S.A.       Foreign       Associate    Sales and Services                   81,396        81,396          --            --
                                             Purchases and Services Rendered        --            --       2,221,955     2,221,955
Impresora y
 Comercial
 Publiguias S.A.  93.541.000-2  Associate    Sales and Services                4,844,225     4,844,225          --            --
                                             Purchases and Services Rendered   5,048,653     5,048,653    25,883,996    25,883,996
                                             Other Non-operating Expenses           --            --      11,389,049    11,389,049

The conditions of the Mercantile Mandate are short-term and the mercantile current accounts are long-term, both in unidades de fomento, accruing interest at a variable market rate (UF + Market spread).

In the case of Sales and Services Rendered, these mature in the short-term (less than a year) and the maturity conditions for each case vary in virtue of the transaction that generates them.


150_Telefonica CTC Chile  2002 Annual Report

7. Income taxes and deferred income taxes

a) General information:

         The Company has not made a first category income tax provision as it has accumulated tax losses at each year-end. Such tax losses were determined according to current legal regulations, and amount to approximately
ThCh$ 88,608,304 and ThCh$ 204,413,894 for 2002 and 2001, respectively.

b)      Deferred taxes:

         As of December 31, 2002 and 2001, the accumulated balances of temporary differences originated net deferred tax liabilities (assets in 2001) of ThCh$ 14,579,954 and ThCh$ 3,370,036 respectively. Their breakdown is as follows:

                                      Deferred Taxes 2002                                     Deferred Taxes 2001
                                Assets                 Liabilities                  Assets                    Liabilities

Temporary differences     S/T           L/T         S/T           L/T           S/T            L/T           S/T          L/T
                         ThCh$         ThCh$       ThCh$         ThCh$          ThCh$         ThCh$         ThCh$        ThCh$
-----------------------------------------------------------------------------------------------------------------------------------
Allowance for
  doubtful accounts    14,523,482          --         --             --       11,630,137         --           --             --
Vacation provision        420,391          --         --             --          481,112         --           --             --
Leased assets
  and liabilities            --         149,225       --          150,960           --        457,551         --           29,188
Property, plant
  and equipment              --       3,628,454       --      169,400,793           --      4,881,018         --      181,873,767

Staff severance
  indemnities                --       1,024,959       --        4,961,980           --      1,543,400         --        6,097,561

Tax loss                     --      14,892,363       --             --       34,750,362         --           --             --
Deferred charges
  for activated
  disbursements              --            --         --        3,262,086           --           --           --        3,720,669

Software
  development                --            --         --        5,828,114           --           --           --        6,891,784
Def. charges
  for sale of
  assets to
  subsidiaries               --            --         --          632,088           --           --           --          737,927

Other events              288,366       313,471      7,502         54,327        342,354      411,478        9,937           --
Subtotal               15,232,239    20,008,472      7,502    184,290,348     47,203,965    7,293,447        9,937    199,350,896
Complementary
  accounts net of
  accumulated
  amortization               --      (4,507,916)      --     (138,985,101)          --     (5,154,770)        --     (153,388,227)

Total                  15,232,239    15,500,556      7,502     45,305,247     47,203,965    2,138,677        9,937     45,962,669

Tax reclassi-
  fications                (7,502)  (15,500,556)    (7,502)   (15,500,556)        (9,937)  (2,138,677)     (9,937)    (2,138,677)

Total                  15,224,737          --         --       29,804,691     47,194,028         --           --       43,823,992

c)       Income tax:

         The income tax expense recorded by the Company in 2002 and 2001, is originated from the following items:

(Charges) Credits to income for income tax are as follows

                                     2002           2001
                                     ThCh$         ThCh$
-------------------------------------------------------------
Current tax expense
  (Article 21 income tax 35%)     (240,479)     (230,347)
Recovery of tax losses
  from dividends received
  from subsidiaries              5,348,208     5,118,927
-------------------------------------------------------------
Subtotal income tax              5,107,729     4,888,580

Effect of deferred tax
  assets or liabilities
  for the year                  (8,405,911)  (23,927,745)

Tax loss benefit                      --      13,062,550

Effect of amortization
  of deferred tax
  assets or liabilities
  complementary accounts       (13,763,616)   (1,901,427)

Subtotal deferred taxes        (22,169,527)  (12,766,622)
-------------------------------------------------------------

Total income tax expense       (17,061,798)   (7,878,042)
-------------------------------------------------------------


                                    2002 Annual Report  Telefonica CTC Chile_151

8. Other Current Assets:

The breakdown of other current assets is as follows:

                                                                     2002        2001
                                                                    ThCh$       ThCh$
----------------------------------------------------------------------------------------
Fixed income securities purchased with resale agreement                --     29,945,797
Fixed income securities sold with repurchase agreements                --     51,554,992
Exchange rate insurance premiums to be amortized                  1,600,862    4,085,549
Collective negotiation bonus to be amortized (a)                    408,278    1,058,455
Telephone directories for connection program                      4,439,338    2,488,808
Higher discount rate of bonds to be amortized (note 22)             697,793    1,253,042
Disbursements for placement of bonds to be amortized (note 22)    1,762,067    1,790,109
Exchange insurance receivables (net of partial liquidations)     12,626,720   20,626,301
Disbursements for foreign financing proceeds to be amortized        489,094    2,111,125
Deferred charge from modification of discount rate for
  staff severance indemnities (net)                                 506,747      117,119
Others                                                              650,296    1,088,901

Total                                                            23,181,195  116,120,198

(a) During June and July 2002 the Company negotiated a 2-year collective agreement with some of its employees, granting them, among other benefits, a special negotiation bonus. That bonus was paid in one installment in July 2002. The total benefit amounting to ThCh$ 796,600 (historical), is deferred using the straight-line method over 24 months, which is the term of the collective contract. The long-term portion is shown under "Others" under Long-term (note 12).

9. Property, plant and equipment:

The breakdown of property, plant and equipment is as follows:

                                                            2002                         2001

                                                                Gross property,               Gross property,
                                                  Accumulated      plant and    Accumulated     plant and
Description                                       Depreciation     equipment    Depreciation    equipment
                                                      ThCh$          ThCh$        ThCh$          ThCh$
---------------------------------------------------------------------------------------------------------------
Land                                                      --       24,664,400           --       24,661,083
Construction and infrastructure works               66,767,437    173,526,807     63,229,356    173,840,549
Machinery and equipment                          1,473,194,774  2,570,177,972  1,338,414,504  2,522,619,430
Central office telephone equipment                 726,497,237  1,047,884,419    651,389,874  1,024,968,177
External plant                                     577,899,229  1,276,456,716    530,494,655  1,261,286,225
Subscriber equipment                               137,848,564    211,844,786    125,864,688    201,513,275
General equipment                                   30,949,744     33,992,051     30,665,287     34,851,753
Other property, plant and equipment                 82,998,399    231,878,267     55,971,384    244,150,851
Office furniture and equipment                      57,849,555     98,596,752     44,553,954     94,054,484
Projects, works in progress and their materials           --       64,869,756           --       88,159,296
Leased assets                                           90,040        582,765         70,075        582,765
Out of service property, plant and equipment         3,871,845     10,602,706      3,172,514     10,602,707
Software and others                                 21,186,959     57,226,288      8,174,841     50,751,599

Circular 550 reappraisal                             9,868,383      6,609,613      9,924,325      6,609,668
---------------------------------------------------------------------------------------------------------------

Total                                            1,632,828,993  3,006,857,059  1,467,539,569  2,971,881,581
---------------------------------------------------------------------------------------------------------------

The balance of gross property, plant and equipment includes capitalized interest in the amount of ThCh$ 177,601,329 and ThCh$ 173,252,346 in 2002 and 2001,
respectively. Accumulated depreciation of this interest is ThCh$ 73,529,605 and ThCh$ 58,238,182 in 2002 and 2001, respectively.

Operating costs include a depreciation charge for the year of ThCh$ 172,310,350 and ThCh$ 165,254,206 for 2002 and 2001, respectively. Property, plant and equipment temporarily out of service, made up mainly of the cable TV network in La Serena and Concepcion not transferred in the sale of assets to Cordillera Comunicaciones, generated depreciation charges of ThCh$ 699,330 and ThCh$ 725,188 in 2002 and 2001 respectively, which are classified under Other Non-operating Expenses.


152_Telefonica CTC Chile  2002 Annual Report

The breakdown by caption of the Circular 550 reappraisal is as follows:

                                                                    Property,        Property,
                                            Net      Accumulated    plant and        plant and
Description                                            Balance    equipment 2002   equipment 2001
                                           ThCh$         ThCh$         ThCh$          ThCh$
----------------------------------------------------------------------------------------------------
Land                                     (2,103,404)         --      (2,103,404)   (2,103,404)
Constructions and infrastructure works   (1,498,218)   (3,926,300)   (5,424,518)   (5,424,518)
Machinery and equipment                     342,852    13,794,683    14,137,535    14,137,590

Total                                    (3,258,770)    9,868,383     6,609,613     6,609,668
----------------------------------------------------------------------------------------------------


Depreciation for higher value of technical reappraisal for the year amounts to ThCh$ (55,902) in 2002 and ThCh$ (59,059) in 2001.

Gross property, plant and equipment includes assets that have been totally depreciated in the amount of ThCh$ 513,297,071 in 2002 and ThCh$ 350,058,056 in 2001, which includes ThCh$ 11,923,585 and ThCh$ 12,068,124, respectively, for Circular 550 reappraisal.

10. Investments in related companies:

                                                                                                  Shareholders'
                                                    Currency                     Holding             equity
                                                    Country      Number of      percentage        of companies
Tax No.           Company                        of Controlling    Shares     2002     2001       2002        2001
                                                origin Investment               %        %        ThCh$      ThCh$
-------------------------------------------------------------------------------------------------------------------------------
Foreign           Consorcio Telefonica
                  de Brasil Celular
                  Holding (1)                    Brasil Dollar     48.950,000    2.61    2.61  196,384,751  168,919,275
79.727.230-2      CTC-Isapre S.A. (3)            Chile Pesos        3,535,740   99.99   99.99      536,694      151,826
96.786.140-5      Telefonica Movil S.A. (4)      Chile Pesos    2,500,842,467   99.99   99.99  203,908,945  127,159,603
96.545.500-0      CTC-Equipos y
                  Servicios de
                  Telecomuni-
                  caciones S.A.                  Chile Pesos          999,999   99.99   99.99   23,329,930   29,171,728
96.551.670-0      CTC-Transmisiones
                  Regionales S.A.                Chile Pesos       56,518,424   99.16   99.16  109,570,448  102,187,814
96.895.220-K      Atento Chile S.A.              Chile Pesos        3,049,998   27.41   27.41    9,102,317    9,064,003
96.887.420-9      Globus 120 S.A.                Chile Pesos      141,999,998   99.99   99.99    1,962,611      851,098
74.944.200-K      Fundacion Telefonica           Chile Pesos               --   50.00   50.00      366,894      342,480
96.961.230-5      Telefonica Gestion
                  de Serv. Compartidos
                  Chile S.A.                     Chile Pesos          99,900    99.90   99.90      547,254      688,199
90.430.000-4      Telefonica Empresas
                  CTC Chile S.A.(5)              Chile Pesos     400,999,739    99.99   99.99   57,651,521   66,207,734
Foreign           CTC Internacional S.A. (6)     Chile Pesos              --       --  100.00           --        7,674
93.541.000-2      Impresora y Comercial
                  Publiguias S.A.                Chile Pesos          45,648     9.00    9.00   25,013,978   18,116,693
96.922.950-1      Empresa de Tarjetas
                  Inteligentes S.A. (7)          Chile Pesos         271,615    20.00   20.00      582,290      526,125
96.691.760-6      Informatica
                  Telecomunicaciones y
                  Sistemas S.A. (8)              Chile Pesos             --        --   50.00           --          --
96.971.150-8      Telefonica Asistencia y
                  Seguridad S.A. (2) (*)         Chile Pesos          10,964    99.67      --     (564,578)         --
Totales

                                                                                              Unearned           Investment
                Income for the year          Accrued income             Equity Value          income              book value
Tax No.           2002         2001          2002       2001         2002         2001     2002    2001       2002         2001
                 ThCh$        ThCh$          ThCh$      ThCh$        ThCh$        ThCh$    ThCh$   ThCh$      ThCh$        ThCh$
----------------------------------------------------------------------------------------------------------------------------------
Foreign         2,978,314  (10,851,542)      77,734     (283,225)   5,125,642     4,408,793  --      --     5,125,642   4,408,793
79.727.230-2     (635,238)    (174,267)    (635,174)    (174.265)     536,640       151,824  --      --       536,640     151,824
96.786.140-5    3,898,333  (26,542,389)   3,897,943  (26,542,263) 203,888,554   127,158,997  --      --   203,888,554 127,158,997
96.545.500-0    3,462,234    7,518,486    3,461,888    7,518,479   23,327,597    29,171,700  --      --    23,327,597  29,171,700
96.551.670-0   18,387,113   30,987,950   18,232,661   30,726,141  108,650,056   101,324,460  --      --   108,650,056 101,324,460
96.895.220-K       38,314      432,166       10,502      118,457    2,494,945     2,484,443  --      --     2,494,945   2,484,443
96.887.420-9    1,111,428      531,883    1,111,317      531,883    1,962,415       851,097  --      --     1,962,415     851,097
74.944.200-K       24,416      (58,448)      12,208      (29,224)     183,447       171,240  --      --       183,447     171,240
96.961.230-5     (140,944)       7,166     (140,803)       7,159      546,707       687,511  --      --       546,707     687,511
90.430.000-4    6,728,518   10,456,294    6,727,845   10,456,231   57,645,756    66,207,327  --      --    57,645,756  66,207,327
Foreign              --         (5,226)        --         (5,226)        --           7,674  --      --          --         7,674
93.541.000-2    6,897,278    6,939,108      620,755      624,520    2,251,258     1,630,502  --      --     2,251,258   1,630,502
96.922.950-1     (540,600)    (164,136)    (108,120)     (32,827)     116,458       105,225  --      --       116,458     105,225
96.691.760-6         --           --           --        159,874         --            --    --      --          --          --
96.971.150-8   (1,689,563)        --     (1,683,987)        --           --            --    --      --          --          --

Totales                                                           406,729,475   334,360,793               406,729,475 334,360,793

----------------------------------------------------------------------------------------------------------------------------------

(1)      Recognition of income for this company is that accrued for November
         2002.

(2) On March 28, 2002 Telefonica CTC Chile contributed ThCh$ 299,000 (historical), equivalent to 2,990 shares representing 99.67% ownership in Sociedad Telefonica Asistencia y Seguridad S.A. (Telemergencia S.A.). On August 30, 2002 Telefonica CTC Chile contributed ThCh$ 797,360 (Historical), equivalent to 7,974 shares to increase capital of the same company. After the contribution Telefonica CTC Chile holds 99.67% ownership in that company

(3) On August 30, 2002 Telefonica CTC Chile contributed ThCh$ 999,990 (historical), equivalent to 2,748,396 shares maintaining its participation.

(4) On September 12, 2002 Telefonica CTC Chile contributed ThCh$ 71,684,658 (historical), equivalent to 971,995,367 shares to increase shareholders' equity of the same company maintaining its participation. These contributions were made though capitalization of part of the debt of the mercantile current account that Telefonica CTC Chile S.A. maintained with that company.

(*) Investments for which a provision has been set up equivalent to the percentage of participation of the company in the negative shareholders' equity of this related company. These provisions are shown under "Other Current Liabilities".

(5) During September of 2002, Telefonica Empresas sold and transferred 25% ownership inSonda S.A., to Inversiones Pacifico Limitada and Inversiones Santa Isabel Limitada, companies linked to Mr. Andres Navarro. This transaction meant disbursements on the part of the purchasing companies in the amount of ThCh$ 27,920,701 (historical), affecting the net income (loss) of Telefonica Empresas in the amount of ThCh$ 1,889,316, due to the the proportional extraordinary amortization of goodwill in relation to the percentage sold and the difference between the book value of the investment and the amount received. Once this transaction was completed, Telefonica Empresas maintains 35% ownership of said company.

         Additionally, on September 26, Telefonica Empresas signed an agreement with Inversiones Santa Isabel Limitada, granting a purchase option for 35% of Sonda, that can be exercised between July 16 and 25 at the investment's book value as of June 30, 2005, plus a bonus of UF 142,021, with a minimum value of UF 2,048,885. In case Telefonica Empresas does not exercise that sale option, between July 26 and August 5, 2005, Inversiones Santa Isabel Limitada has an option to purchase the same 35% of Sonda, under the same previous conditions.

         Likewise, Inversiones Santa Isabel Limitada can exercise the purchase option in advance between July 26 and July 31 of 2003, at book value as of June 30, 2003, plus a bonus of UF 96,000, with a minimum price of UF 1,983,185, or between July 26 and July 31, 2004, at book value on June 30, 2004, plus a bonus of UF 119,000 with a minimum price of UF 2,003,260.

         As of December 31, 2002, since Telefonica Empresas does not have majority holdings or control over the administration of Sonda, they have only recognized in their financial statements, equity value of 35% of Sonda's net income for the period from September to December 2002, maintaining consolidation with that company until August 31, 2002.

         Telefonica Empresas is amortizing goodwill for the remaining 35% ownership of Sonda. Goodwill to be amortized reaches Thch$ 12,487,808, which is being amortized discounting the bonus of UF 142,021, in a period of 34 months, as of September of 2002.

         Given the conditions contained in the contract, recovery of the equity value of this investment is completely guaranteed, whereas recovery of goodwill will depend on the future net income of Sonda S.A.

         The Company has not made any provision to cover eventual losses in the recovery of goodwill, since it is estimated that the future income of the related company will be sufficient to cover amortization of the mentioned goodwill.

(6)      During December of 2002 subsidiary CTC Internacional was closed.

(7) On February 26, 2002 Telefonica CTC Chile contributed ThCh$ 96,002 (historical) corresponding to 59,252 shares and subsequently on May 30, ThCh$ 20,170 (historical) equivalent to 12,360 shares to increase shareholders' equity of the same company maintaining its participation in it.

(8) On October 19, 2001 Telefonica CTC Chile sold its participation in this company for ThCh$ 1,475,736 obtaining non-operating net income of ThCh$ 22,833.

         As of the date of these financial statements there are no liabilities for hedge instruments assigned to foreign investments. The Company has the intention of reinvesting net income from foreing investments on a permanent basis, therefore there is no net income that is potentially remittable.


                                    2002 Annual Report  Telefonica CTC Chile_153

11. Goodwil:

                                                           2002                        2001

                                                    Amount                    Amount
                                                   amortized                 amortized
Tax. No.          Company                  Year     in the     Goodwill      in the      Goodwill
                                                     year      balance         year       balance
                                                     ThCh$      ThCh$         ThCh$        ThCh$
---------------------------------------------------------------------------------------------------------
96.786.140-5      Telefonica Movil S.A     1997    9,765,112  146,128,884    9,765,112  155,893,996
90.430.000-4      Globus S.A               1998    1,073,136   16,959,628    1,073,136   18,032,764
Foreign           Consorcio Telefonica de
                  Brasil Celular Holding   2001      173,938    2,840,195      455,049    3,014,133
96.895.220-K      Atento Chile S.A         2001      351,739         --        179,280      351,739

Total                                             11,363,925  165,928,707   11,472,577  177,292,632

The goodwill amortization period has been determined considering aspects such as; nature and characteristics of the business and estimated period of return of the investment.

12. Others (from Other Assets):

The breakdown of Others is as follows:

                                                                                       2002     2001
                                                                                       ThCh$    ThCh$
-----------------------------------------------------------------------------------------------------------
Disbursements for obtaining external financing to be amortized (a)                      966,784   1,201,579
Deferred charge for transferring assets to subsidiaries (net)                         3,740,166   4,418,725
Disbursements for placement of bonds to be amortized (see note 22)                    4,177,432   6,103,671
Leased vehicles                                                                         329,278   1,003,964

Higher discount rate for bonds to be amortized (see note 22)                          4,623,831   7,355,920
Deferred charge for modification of staff severance indemnities discount rate (net)        --     1,095,190
Deferred exchange insurance premiums to be amortized                                    435,248     924,581
Guarantee deposits                                                                      126,612      75,010
Rental of telephone posts paid in advance                                             1,338,648   2,560,642
Telephone directories for connection programs                                         1,880,444        --
Collective negotiation bonus (see note 8)                                               204,138        --
Others                                                                                     --       328,101

Total                                                                                17,822,581  25,067,383

(a) This amount corresponds to the cost (net of amortization) of the reserve paid to Banco Central de Chile and disbursements incurred for foreign loans obtained by the Company to finance their investment plan.


154_Telefonica CTC Chile  2002 Annual Report

13. Short-term obligations with banks and financial institutions.

The breakdown of short-term obligations with banks and financial institutions and current liabilities is as follows:

                                                               US$                       U.F.                         Total
                 Bank or financial institution         2002          2001          2002        2001             2002         2001
Taxp. No.        Short-term (code: 5.21.10.10)        ThCh$         ThCh$         ThCh$       ThCh$            ThCh$         ThCh$
------------------------------------------------------------------------------------------------------------------------------------
97.030.000-7     BANCO ESTADO                             -             -     9,191,446     10,791,371      9,191,446     10,791,371

                 Total                                    -             -     9,191,446     10,791,371      9,191,446     10,791,371
------------------------------------------------------------------------------------------------------------------------------------
                 Capital owed                             -             -     9,178,122     10,728,721      9,178,122     10,728,721
------------------------------------------------------------------------------------------------------------------------------------
                 Average annual interest rate             -             -         0.78%          4.30%          0.78%          4.30%
------------------------------------------------------------------------------------------------------------------------------------
                 Short-term portion of long-term
                 (Code: 5,21,10,20)
------------------------------------------------------------------------------------------------------------------------------------
79.561.240-8     CHASE MANHATTAN                    375,186       473,401             -              -        375,186        473,401

Foreign          ABN AMRO BANK                    1,545,331       250,805             -              -      1,545,331        250,805
Foreign          BBVA-(BANCO EXTERIOR)           18,147,934     8,736,493             -              -     18,147,934      8,736,493

97.006.000-6     BANCO CREDITO E INVERSIONES              -             -             -      6,533,683              -      6,533,683

97.008.000-7     CITIBANK                       116,381,125     8,965,833             -              -    116,381,125      8,965,833
97.015.000-5     SANTANDER                                -             -     9,841,229        351,996      9,841,229        351,996

97.036.000-K     SANTIAGO                                 -             -             -      9,764,132              -      9,764,132
Foreign          CREDIT LYONNAIS                          -     2,468,166             -              -              -      2,468,166
Foreign          MORGAN GUARANTY                          -    61,383,584             -              -              -     61,383,584
                 Total                           36,449,576    82,278,282     9,841,229     16,649,811    146,290,805     98,928,093
------------------------------------------------------------------------------------------------------------------------------------
                 Capital owed                   133,474,948    78,839,957     9,711,590     16,198,542    143,186,538     95,038,500
------------------------------------------------------------------------------------------------------------------------------------
                 Average annual interest rate         2.39%         5.09%         0.90%          4.56%          0.00%          0.00%
------------------------------------------------------------------------------------------------------------------------------------
                 Percentage of obligations in foreign currency:    87.76 % for 2002 and 62.30 % for 2001
                 Percentage of obligations in national currency:   12.24 % for 2002 and 37.70 % for 2001

14. Long-term obligations with banks and financial institutions:

Long-term obligations with banks and financial institutions:

                                               Currency    Years to maturity for long-term portion       Long-term        Average
                                                 or                                                       portion         annual
                                              Indexation                                                   as of         interest
Taxp. No.     Bank or Financial Institution     Index        1 to 2         2 to 3         3 to 5         31/12/02         rate
                                                             ThCh$          ThCh$          ThCh$           ThCh$
------------------------------------------------------------------------------------------------------------------------------------
              Loans in dollars
79.561.240-8  CHASE MANHATTAN                    US$       57.488.800     28.744.400               -     86.233.200    Libor + 0,75%
Foreign       ABN AMRO BANK                      US$                -    143.722.000     107.791.500    251.513.500   Libor + 1,125%
97.008.000-7  CITIBANK                           US$        7.718.198      7.718.198       3.859.099     19.295.495   Libor + 0,725%
Foreign       MORGAN GUARANTY TRUST CO.          US$                -              -               -              -                -
Foreign       BBVA-(BANCO EXTERIOR)              US$                -              -               -              -                -
Foreign       CREDIT LYONNAIS                    US$                -              -               -              -                -

              Subtotal                                     65.206.998    180.184.598     111.650.599    357.042.195            2,57%
------------------------------------------------------------------------------------------------------------------------------------

              Loans in unidades de fomento
97.015.000-5  SANTANDER                          US$       59.525.347              -               -     59.525.347    Tab 90+ 0,75%

              Total                                       124.732.345    180.184.598     111.650.599    416.567.542            2,33%
------------------------------------------------------------------------------------------------------------------------------------


                     Total       Long-term
                    capital       portion
                   owed as of      as of
Taxp. No.           31/12/02      31/12/01
                     ThCh$         ThCh$
--------------------------------------------

79.561.240-8       86.233.200     80.932.044
Foreign           251.513.500    134.886.740
97.008.000-7       19.295.495    177.100.617
Foreign                     -     60.699.033
Foreign                     -      8.430.421
Foreign                     -      3.700.169

                  357.042.195    465.749.024
--------------------------------------------


97.015.000-5       59.525.347     59.548.169

                  416.567.542    525.297.193
--------------------------------------------

                 Percentage of obligations in foreign currency:      85.71% for 2002 and 88.66% for 2001
                 Percentage of obligations in national currency:     14.29% for 2002 and 11.34% for 2001

------------------------------------------------------------------------------------------------------------------------------------

                                     2002 Annual Report Telefonica CTC Chile_155

15. Obligations with the public:

The breakdown of obligations with the public for bond issuance, classified in the short and long-term is as follows:

Registration number                 Current    Bond    Interest                 Periodicity             Par value          Placement
or identification of                nominal  readjust.  rate      Final                                                    in Chile
the instrument          Series      amount     unit      %       deadline  Interest                   2002      2001       or abroad
                                    placed                                 payment   Amortizations    ThCh$     ThCh$
------------------------------------------------------------------------------------------------------------------------------------
Short-term portion of long-term bonds
143.27.06.91               E         156,250   U.F.     6.000    Apr.2003   Biannual    Biannual    2,648,222   5,330,441   National
143.27.06.91               F          71,429   U.F.     6.000    Apr.2016   Biannual    Biannual    1,393,207   1,408,354   National
177.12.08.94              H(a)             -   U.F.     5.800    Aug.2006   Biannual    Biannual            -   8,641,818   National
177.12.08.94               I         125,000   U.F.     5.500    Aug.2015   Biannual    Biannual    2,268,699   2,283,629   National
203.23.04.98              J(b)             -   U.F.     6.750    Feb.2010   Biannual    Biannual            -   6,084,352   National
203.23.04.98               K               -   U.F.     6.750    Feb.2020   Biannual    Biannual    1,660,837   1,661,474   National
Issued in New York    Yankee Bonds         -   US$      7.625    Jul.2006   Biannual       Final    6,030,394   4,799,720    Foreign
Issued in New York    Yankee Bonds         -   US$      8.375    Jan.2006   Biannual       Final    5,079,754   5,773,902    Foreign
Issued in Luxemburg   Eurobonos (c)        -   EURO     5.375    Aug.2004   Biannual       Final    2,623,126   2,667,462    Foreign

Total                                                                                              21,704,239  38,651,152
------------------------------------------------------------------------------------------------------------------------------------

Long-term bonds
143.27.06.91               E               -   U.F.     6.000    Apr.2003   Biannual    Biannual            -   2,617,272   National
143.27.06.91               F         892,857   U.F.     6.000    Apr.2016   Biannual    Biannual   14,950,107  16,152,307   National
177.12.08.94              H(a)             -   U.F.     5.800    Aug.2006   Biannual    Biannual            -  29,313,445   National
177.12.08.94               I       1,437,500   U.F.     5.500    Aug.2015   Biannual    Biannual   24,069,673  26,172,718   National
203.23.04.98              J(b)             -   U.F.     6.750    Feb.2010   Biannual    Biannual            -  37,688,715   National
203.23.04.98               K       4,000,000   U.F.     6.750    Feb.2020   Biannual    Biannual   66,976,480  67,002,158   National
Issued in New York  Yankee Bonds 200,000,000   US$      7.625    Jul.2006   Biannual       Final  143,722,000 134,886,740    Foreign
Issued in New York  Yankee Bonds 200,000,000   US$      8.375    Jan.2006   Biannual       Final  143,722,000 134,886,740    Foreign
Issued in Luxemburg Eurobonos(c) 157,800,000   EURO     5.375    Aug.2004   Biannual       Final  118,752,390 119,105,286    Foreign

Total                                                                                             512,192,650 567,825,381
------------------------------------------------------------------------------------------------------------------------------------

(a) During December of 2002, Telefonica CTC Chile prepaid this bond placement, paying the complete capital balance (UF) plus interest accrued to date. This transaction implied recognizing in income the placement expenses for these bonds as well as the higher discount rate for their placement, the amounts involved in each case are ThCh$ 75,738 and ThCh$ 376,314, which are included under "Financial Expenses".

(b) During August of 2002, Telefonica CTC Chile prepaid this bond placement, paying the complete capital balance (UF) plus interest accrued to date. This transaction implied recognizing in income the placement expenses for these bonds as well as the higher discount rate for their placement, the amounts involved in each case are ThCh$ 423,724 and ThCh$ 1,789,383, which are included under "Financial Expenses".

(c) Between June and December of 2002, Telefonica CTC Chile carried out a partial repurchase of 37.6 million euros of this placement. This transaction was carried out at a price of 96.8% par value, which meant a payment of 36.4 million euros, plus interest accrued as of that date on the nominal amount of repurchase.
    Partial redemption of this bond had a net effect on income of ThCh$ 557.260, due to the lower price paid and the proportional anticipated amortization of expenses related to the placement which has been classified under Financial Income.


156_Telefonica CTC Chile 2002 Annual Report

16. Provision and write offs:

The breakdown of the provision presented in liabilities is as follows:

                                              2002           2001
Current                                      ThCh$          ThCh$
-----------------------------------------------------------------

Staff severance indemnities                 62,454         90,354
Accrued vacation cost provision          2,367,522      3,006,947
Accrued for other emplayer benefits      3,551,771      4,790,445
Other provisioned benefits              (1,408,969)    (1,875,803)

SubTotal                                 4,572,778      6,011,943
-----------------------------------------------------------------

Long-term
Staff severance indemnities             13,497,883     15,575,824

SubTotal                                13,497,883     15,575,824
-----------------------------------------------------------------

Total                                   18,070,661     21,587,767
-----------------------------------------------------------------

In 2002 and 2001 there were no write offs.

17. Staff severance indemnities:

The breakdown of the charge to income for staff severance indemnities is as follows:

                                                          2002             2001
                                                         ThCh$            ThCh$
--------------------------------------------------------------------------------
Operating and administration and selling costs       2,818,659        3,459,839

Other non-operating expenses                         9,915,330       16,253,805

Total                                               12,733,989       19,713,644
--------------------------------------------------------------------------------

Payments for the year (a)                          (14,839,830)     (29,273,897)
--------------------------------------------------------------------------------

(a) Includes payment and transfer of provisions corresponding to personal that was transferred to other group company.

--------------------------------------------------------------------------------

18. Shareholders' Equity:

During 2002 and 2001, changes in shareholders' equity accounts are as follows:

                                                                                       Accumulated     (Loss)
                                                Contributed                              deficit      Net income
                                     Paid-in      surplus      Other       Retained     development      for             Total
                                     capital                 reserves      earnings       period      the year       shareholders'
                                      ThCh$        ThCh$       ThCh$        ThCh$         ThCh$         ThCh$           equity
------------------------------------------------------------------------------------------------------------------------------------
2002
Balances as of December 31, 2001   715,017,592   111,177,044  1,536,666   435,806,854      (371,667)     4,111,658    1,267,278,147
Transfer of 2001 net income to
  retained earnings                          -             -          -     4,111,658             -     (4,111,658)               -
Final 2001 dividend                          -             -          -    (1,233,497)            -              -       (1,233,497)
Absorption of accum. deficit
  develop. period subsidiaries               -             -          -      (371,667)      371,667              -                -
Adjustment of foreign investment
  conversion reserve                         -             -    362,843             -             -              -          362,843
Price-level restatement             21,450,528     3,335,312     25,227    13,151,868             -              -       37,962,935
Loss for the year                            -             -          -             -             -    (17,680,376)     (17,680,376)

Balance as of December 31, 2002    736,468,120   114,512,356  1,924,736   451,465,216             -    (17,680,376)   1,286,690,052
------------------------------------------------------------------------------------------------------------------------------------

2001
Balances as of December 31, 2000   693,518,518   107,834,185    897,688   537,191,393      (464,381)  (114,023,952)   1,224,953,451
Transfer of 2000 loss to
  retained earnings                          -             -          -  (114,023,952)            -    114,023,952                -
Absorption of accum. deficit
  develop. period subsidiaries               -             -          -      (464,381)      464,381              -                -
Adjustment of foreign investment
  conversion reserve                         -             -    611,149             -             -              -          611,149
Accumulated deficit development
  period of subsidiaries                     -             -          -             -      (371,667)             -         (371,667)
Price-level restatement             21,499,074     3,342,859     27,829    13,103,794             -              -       37,973,556
Net income for the year                      -             -          -             -             -      4,111,658        4,111,658


Balance as of December 31, 2001    715,017,592   111,177,044  1,536,666   435,806,854      (371,667)     4,111,658    1,267,278,147
------------------------------------------------------------------------------------------------------------------------------------

Restated balances as of
  December 31, 2002                736,468,120   114,512,356  1,582,766   448,881,060      (382,817)     4,235,008    1,305,296,493
------------------------------------------------------------------------------------------------------------------------------------

In accordance with Article 10 of Corporations Law 18,046, restatement of paid-in capital has been incorporated to that account.


                                    2002 Annual Report  Telefonica CTC Chile_157

(a) Capital:

    As of December 31, 2002, the Company's paid-in capital is as follows:

Number of shares:

         Series          No. of          No. of paid          No. of shares
                   subscribed shares        shares         with voting rights
--------------------------------------------------------------------------------

         A            873,995,447        873,995,447          873,995,447
         B             83,161,638         83,161,638           83,161,638
--------------------------------------------------------------------------------

Capital (Amount ThCh$):

         Series                          Subscribed            Paid-in
                                           Capital             Capital
--------------------------------------------------------------------------------

         A                                672,480,822         672,480,822
         B                                 63,987,298          63,987,298
--------------------------------------------------------------------------------

(b) Shareholder distribution:

    In accordance with Circular No. 792 issued by the Chilean Superintendency of Securities and Insurance, the distribution of shareholders according to their participation in the Company as of December 31, 2002 is as follows:

Type of shareholder                     Percentage of            Number of
                                        total holdings          shareholders
                                              %
--------------------------------------------------------------------------------

10% holding or more                          63.85                    2
Less than 10% holding:
  Investment equal to or exceeding UF 200    35.40                2,441
  Investment under UF 200                     0.75               12,258

Total                                       100.00               14,701
--------------------------------------------------------------------------------

Company Controller                           43.64                    1
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

(c) Dividends:

    As established in Law No. 18, 046, except otherwise agreed upon at the General Shareholders' Meeting by unanimous vote of the outstanding shares, when there is net income, at least 30% of it should be distributed as dividends.

    On April 5, 2002, the Ordinary Shareholders' Meeting was informed of the dividend distribution policy proposed by the Board of Directors for 2002:

    Distribute for 2002, at least 30% of net income generated in the same year - percentage equal to that required by law - by means of a final dividend in May 2003, which will be proposed at the corresponding General Shareholders' Meeting.

    On April 5, 2002, the General Shareholders' Meeting agreed to pay a dividend of ThCh$ 1,233,497 (historical) charged to retained earnings, which was paid on May 15, 2002.

(d) Other reserves:

    In 1994 the Company set up a reserve for the purchase of Invercom S.A. and Instacom S.A., in 1998 for the purchase of Sonda S.A. and its subsidiaries and since 2001 for the adjustment of Consorcio Telefonica de Brasil Celular Holding.

                  Company                                                   Amount ThCh$              Net Movement        31.12.2002
                                                                   31.12.2001          Monetary              ThCh$             ThCh$
                                                                                      Correction
------------------------------------------------------------------------------------------------------------------------------------
96.720.710-1      Invercom S.A.                                       39,813             1,194                -              41,007
84.119.600-7      Instacom S.A.                                       15,268               458                -              15,726
83.628.100-4      Sonda S.A.                                       2,007,627            39,356         (645,317)(1)       1,401,666
------------------------------------------------------------------------------------------------------------------------------------
Foreign           Consorcio Telefonica de Brasil Celular Holding    (526,042)          (15,781)       1,008,160 (1)         466,337

                  Total                                            1,536,666            25,227          362,843           1,924,736
------------------------------------------------------------------------------------------------------------------------------------

(1) This movement corresponds to the net effect of the adjustment for conversion differences in accordance with Technical Bulletin No. 64 issued by the Chilean Accountants Association.


158_Telefonica CTC Chile 2002 Annual Report

(e) Accumulated deficit development period of subsidiary:

    The General Ordinary Shareholders' Meeting held on April 5, 2002, approved absorption of the accumulated deficit development period that the Company maintained as of December 31, 2001, for subsidiaries Telefonica Gestion de Servicios Compartidos S.A. and Infoera S.A.

19. Income and Expenses:

(a) Operating income and cost:

    The breakdown of operating income and costs is as follows:

                                                             2002           2001
                                                            ThCh$          ThCh$
--------------------------------------------------------------------------------

Operating income
Income from sale of services                          426,123,634    454,500,260
Income from sale of equipment and products              6,966,735      7,463,336

Total operating income                                433,090,369    461,963,596
--------------------------------------------------------------------------------

Operating costs:
Depreciation and amortization                         172,310,350    165,254,206
Payroll                                                35,321,010     48,112,187
Cost of long distance services and interconnections    14,433,873     16,886,175
Cost of services and subsidiary mandates               25,865,845     25,402,277
Cost of selling telecommunications equipment           10,212,972      8,353,304
Allowance for doubtful accounts                        19,186,742     14,114,361
Contracts with third parties                           16,296,508     20,291,388
Vehicle, office and equipment rental                    2,851,313      3,240,439
Materials (includes obsolescence provision)             1,636,988      1,561,069
Post rentals                                            5,411,350      5,601,700
Printing of telephone directories                       5,048,653      3,634,978
Others                                                 15,605,542      9,472,504

Total operating costs                                 324,181,146    321,924,588
--------------------------------------------------------------------------------

Gross margin                                          108,909,223    140,039,008
--------------------------------------------------------------------------------

Depreciation includes ThCh$ 15,291,423 and ThCh$ 11,781,724 in 2002 and 2001, respectively, for capitalized interest.

(b) Other non-operating income and expenses:

    The breakdown of other non-operating income and expenses is as follows:

Other Income                                                                           2002                 2001
                                                                                      ThCh$                ThCh$
----------------------------------------------------------------------------------------------------------------
Compensation for early termination of contract with Publiguias                           -            11,389,049
Damage indemnity and supplier fines                                                  28,093              166,733
Administrative services                                                           3,817,355            3,571,003
Rentals to subsidiaries                                                           1,315,857            1,450,833
Net gain on sale of property, plant and equipment                                   413,010                    -
Others                                                                              378,270            1,484,763

Total                                                                             5,952,585           18,062,381
----------------------------------------------------------------------------------------------------------------

Other Expenses:
Restructuring costs (1)                                                          12,011,292           17,726,734
Lawsuit indemnities and other provisions                                          2,032,606            1,136,974
Depreciation and write off of out of service property, plant and equipment(2)       926,263            1,162,351
Indemnification for termination of Sonda contract                                         -            6,043,992
Provision for lower market value                                                          -              384,719
Tax recovery difference                                                             538,109                    -
Net loss on removal of obsolete plant and other costs                                26,589                    -
Others                                                                            5,937,193            5,292,983

Total                                                                            21,472,052           31,747,753
----------------------------------------------------------------------------------------------------------------

(1) This amount includes costs related to administrative restructuring plans and the difference in the current value provision of staff severance indemnities and the value paid at the time employees were terminated.

(2) This amount is made up mainly of depreciation of the cable TV network in La Serena and Concepcion (assets temporarily out of service) not transferred in the sale of subsidiary Multimedia to Cordillera Comunicaciones.


                                    2002 Annual Report  Telefonica CTC Chile_159

20. Price-level restatement:

The breakdown of price-level restatement is as follows:

Assets (Charges) Credits               Indexation       2002             2001
                                                       ThCh$            ThCh$
--------------------------------------------------------------------------------

Inventories                                 C.P.I      261,084          447,076
Prepaid expenses                            C.P.I          313                -
Prepaid expenses                            U.F.        (2,523)               -
Other current assets                        C.P.I     (318,318)         999,334
Other current assets                        U.F.    (8,328,786)     (17,073,220)
Short and long-term deferred taxes          C.P.I    4,318,121        3,871,367
Property, plant and equipment               C.P.I   43,527,040       47,845,301
Investments in related companies            C.P.I   10,606,292       10,652,761
Goodwill                                    C.P.I    5,163,863        5,854,500
Long-term debtors                           U.F.    (4,786,269)      (5,529,443)
Other long-term assets                      C.P.I      274,776          341,248
Other long-term assets                      U.F.     8,852,837        9,632,379
Expense accounts                            C.P.I    8,177,086        4,992,143

Total Credits                                       67,745,516       62,033,446
--------------------------------------------------------------------------------


Liabilities - Shareholders' Equity     Indexation        2002             2001
(Charges) Credits                                       ThCh$            ThCh$
--------------------------------------------------------------------------------

Short-term obligations                      C.P.I     (202,032)        (186,034)
Short-term obligations                      U.F.   (13,899,520)      (4,989,545)
Long-term obligations                       C.P.I     (181,447)        (752,247)
Long-term obligations                       U.F.    (9,266,591)      (5,159,468)
Shareholders' Equity                        C.P.I  (37,962,935)     (39,112,765)
Revenue accounts                            C.P.I  (11,864,469)      (7,771,523)

Total (Charges)                                    (73,376,994)     (57,971,582)
--------------------------------------------------------------------------------
(Loss) Net income from price-level restatement      (5,631,478)       4,061,864
--------------------------------------------------------------------------------

21. Exchange differences:

The breakdown of exchange differences is as follows:

Assets Credits                           Currency        2002             2001
                                                        ThCh$            ThCh$
--------------------------------------------------------------------------------

Inventories                                   US$       29,471                -
Other currents assets                         US$   35,071,329      111,576,335
Other currents assets                        EURO     (246,605)       1,626,247
Long-term debtors                             US$   25,178,673       23,361,780
Other long-term assets                        US$      352,955          639,320
Other long-term assets                       EURO      144,762           92,974

Total Credits                                       60,530,585      137,296,656
--------------------------------------------------------------------------------

Liabilities (Charges)                    Currency        2002             2001
                                                        ThCh$            ThCh$
--------------------------------------------------------------------------------

Short-term obligations                        US$   (1,843,986)     (15,043,728)
Short-term obligations                         DM            -          (33,719)
Short-term obligations                       EURO   10,323,604       (4,999,056)
Short-term obligations                     OTHERS            -          (70,002)
Long-term obligations                         US$  (59,782,095)    (119,191,716)
Long-term obligations                          DM            -              328
Long-term obligations                        EURO  (10,163,290)         530,492
Long-term obligations                      OTHERS            -          (70,925)

Total Charges                                       61,465,767     (138,878,326)
--------------------------------------------------------------------------------
(Loss) on exchange differences                        (935,182)      (1,581,670)
--------------------------------------------------------------------------------

22. Issuance and placement of share titles and debt titles expense:

The breakdown of this item is as follows:

                                      Short-term               Long-term
                                   2002        2001        2002        2001
                                  ThCh$       ThCh$       ThCh$       ThCh$
--------------------------------------------------------------------------------

Disbursements made for
   issuance of bond placement   1,762,067   1,790,109   4,177,432    6,103,671
Higher discount rate of
   bonds to be amortized          697,793   1,253,042   4,623,831    7,355,920

Total                           2,459,860   3,043,151   8,801,263   13,459,591
--------------------------------------------------------------------------------

These items are classified in Other Current Assets and Other Long-term Assets, as applicable, and are amortized over the term of the respective bonds, as described in Note 15 "Obligations with the Public".

23. Cash Flows:

Financing and investment activities that did not generate cash flows during the year, but that involve future cash flows are as follows:

a)  Financing activities:

    The breakdown of financing activities that involve future cash flows is as follows:

    Loans paid                          - see note 13 and 14
    Obligations with the public         - see note 15

b)  Investment Activities:

    Investment activities that involve future cash flows are as follows:

                                       Maturity year                 ThCh$
--------------------------------------------------------------------------------

Other investment income
   from maturity of PRD and Zero:               2005            65,571,937
--------------------------------------------------------------------------------

160_Telefonica CTC Chile 2002 Annual Report

24. Derivative Contracts:

The breakdown of derivative contracts is as follows:

                                              Maturity                      Purchase            Protected item             Value
Type of       Type of       Contract             or            Specific       Sale              or transaction          of Protected
Derivative    Contract        Value          Expiration          item       Position       Name               Amount       Items
                                                                                                                           ThCh$
------------------------------------------------------------------------------------------------------------------------------------
FR                CCPE     181,000,000     I Quart. 2003      Exchange rate     C      Oblig. in US$       181,000,000   130,068,410

FR                CCPE     160,000,000     II Quart. 2003     Exchange rate     C      Oblig. in US$       160,000,000   114,977,600

FR                CCPE     175,600,000     III Quart. 2003    Exchange rate     C      Oblig. in US$       175,600,000   126,187,916

FR                CCPE     249,000,000     IV Quart. 2003     Exchange rate     C      Oblig. in US$       249,000,000   178,933,890

FR                CCPE     164,800,000     I Quart.. 2004     Exchange rate     C      Oblig. in US$       164,800,000   118,426,928

FR                CCPE      10,000,000     II Quart.. 2004    Exchange rate     C      Oblig. in US$        10,000,000     7,186,100

FR                CCPE      80,000,000     III Quart.. 2004   Exchange rate     C      Oblig. in US$        80,000,000    57,488,800

FR                CCPE      40,000,000     IV Quart.. 2004    Exchange rate     C      Oblig. in US$        40,000,000    28,744,400

FR                CCPE      15,000,000     I Quart.. 2005     Exchange rate     C      Oblig. in US$        15,000,000    10,779,150

FR                CCPE      25,000,000     II Quart.. 2005    Exchange rate     C      Oblig. in US$        25,000,000    17,965,250

FR                CCPE      19,000,000     III Quart.. 2006   Exchange rate     C      Oblig. in US$        19,000,000    13,653,590

FR                CCPE     155,000,000     III Quart.. 2004   Exchange rate     C      Obligac. en EURO    155,000,000   116,645,250

FR                CCPE      13,000,000     I Quart.. 2003     Exchange rate     C      Oblig. in US$        13,000,000     9,341,930

FR                CCPE      22,000,000     II Quart.. 2003    Exchange rate     C      Oblig. in US$        22,000,000    15,809,420

FR                CCPE       4,000,000     I Quart.. 2004     Exchange rate     C      Oblig. in US$         4,000,000     2,874,440

Zero Cost Collar  CCTE     347,591,590     I Quart.. 2003     Interest rate     C      Oblig. in US$       347,591,590             -

Zero Cost Collar  CCTE     225,000,000     IV Quart.. 2003    Interest rate     C      Oblig. in US$       225,000,000             -

S                 CCTE     100.000.000     III Quart.. 2004   Interest rate     C      Oblig. in EURO      100,000,000             -
------------------------------------------------------------------------------------------------------------------------------------

                                                                                      Affected Acounting Accounts
                                                                         Asset / Liability                Effect on Income
Type of
Derivative                                                            Name              Amount       Realizaed         Unrealized
                                                                                        ThCh$          ThCh$             ThCh$
----------------------------------------------------------------------------------------------------------------------------------
FR                                                                   asset            130,068,410             -        4,299,117
                                                                     liability       (127,725,942)
FR                                                                   asset            114,977,600             -        7,870,678
                                                                     liability       (110,810,209)
FR                                                                   asset            126,187,916             -        2,974,499
                                                                     liability       (124,834,491)
FR                                                                   asset            178,933,890             -        8,307,780
                                                                     liability       (178,117,650)
FR                                                                   asset            118,426,928             -        3,217,065
                                                                     liability       (117,553,457)
FR                                                                   asset              7,186,100             -          422,654
                                                                     liability         (6,931,889)
FR                                                                   asset             57,488,800             -        3,615,279
                                                                     liability        (58,165,148)
FR                                                                   asset             28,744,400             -        1,398,424
                                                                     liability        (29,259,813)
FR                                                                   asset             10,779,150             -          668,509
                                                                     liability        (11,144,728)
FR                                                                   asset             17,965,250             -          991,266
                                                                     liability        (18,744,054)
FR                                                                   asset             13,653,590             -        1,141,942
                                                                     liability        (13,382,007)
FR                                                                   asset            116,645,250             -       12,236,257
                                                                     liability       (115,672,496)
FR                                                                   asset              9,341,930             -           39,290
                                                                     liability         (9,360,340)
FR                                                                   asset             15,809,420             -          246,430
                                                                     liability        (15,801,670)
FR                                                                   asset              2,874,440             -           64,680
                                                                     liability         (2,875,400)
Zero Cost Collar                                                     liability         (1,151,473)   (5,862,433)      (1,151,473)
Zero Cost Collar                                                     liability         (1,518,508)   (3,222,729)      (1,518,508)
S                                                                    asset                921.679    (1.452.521)         921.679
----------------------------------------------------------------------------------------------------------------------------------

Income to be deferred for exchange insurance to be amortized         liability         (2,432,895)    1,101,066        1,361,637

Costs to be deferred for exchange insurance to be amortized          asset              2,036,110    (3,535,695)      (4,096,940)

Exchange insurance expired during the year (net)                                                     28,297,323
----------------------------------------------------------------------------------------------------------------------------------

Total                                                                                                15,325,011       43,010,265
----------------------------------------------------------------------------------------------------------------------------------

Types of derivatives:      Type of Contract:
FR: Forward                CCPE: Hedge contract for existing items
S : Swap                   CCTE: Hedge contract for expected transactions
                             CI: Investment contract

                                    2002 Annual Report  Telefonica CTC Chile_161

25.   Contingencies and restrictions:

a)    Lawsuits:

(i)   Complaint filed by Profesionales Temporales Ltda (Protempore Ltda.):

      On January 2, 1998, the Company was notified of a complaint filed by Protempore Ltda. with the 15th Civil Court of Santiago for cancellation of contract with damage indemnity amounting to ThCh$ 7,885,711

      By sentence dated June 28, 2002, the court rejected all parts of the complaint and damage indemnity filed by Protempore and accepted the counterclaim filed by Telefonica CTC Chile, declaring cancellation of the contracts due to non-compliance by the former, sentencing it to indemnify all payments made by the Company as a consequence of their non-compliance. Protempore filed a motion to vacate and appeal against this sentence, which is underway (Rol N(degree) 4958-1997).

(ii)  Complaint filed by VTR Telefonica S.A.:

      On June 30, 2000 VTR Telefonica S.A. filed a complaint for the collection of access charges of $ 2,203 million, based on the differences that would originate when access charge tariffs were reduced. The first instance sentence accepted VTR's complaint and compensation presented by Telefonica CTC. The Company filed a motion to vacate and appeal that is currently underway

(iii) Labor lawsuits:

      In the normal course of business of the Company there have been labor lawsuits filed against it. To date, among others, there are certain labor lawsuits involving 27 former employees who claim wrongful dismissal. These employees did not sign releases or receive staff severance indemnities. Fist instance sentences have been passed in two of these lawsuits, accepting the complaint. They have been appealed by the Company. The Company has obtained favorable sentencing in a third lawsuit, with the Supreme Court ratifying a previous verdict by the Court of Appeal of Concepcion which accepted the Company's arguments.

      In addition there are other lawsuits involving 116 former employees who have been paid their staff severance indemnities and have signed their releases, who in spite of having accepted voluntary retirement plans or having been terminated due to the Company's needs, intend to obtain a declaration of nullity. Of these lawsuits, two have been decided in favor of the Company, rejecting the nullity.

      Certain unions have filed complaints before the Santiago Labor Courts, requesting indemnity for various concepts.

      In Management's opinion and that of internal legal counsel, the risk of the Company being ordered to pay indemnities in the amounts claimed in the above mentioned lawsuits is remote. Management considers it improbable that the Company's revenues and shareholders' equity will be significantly affected by these loss contingencies. Therefore no provision has been set up in relation to the indemnities claimed.

b)    Financial restrictions:

      In order to develop its investment plans, the Company has obtained financing both from the local market and the foreign market (Notes 13, 14 and 15), that establish among others: maximum debt clauses for the Company, interest and cash flow coverage.

      The maximum debt ratio for these contracts is 1.60, the interest coverage ratio cannot be less than 3.00 and, lastly, the cash flows ratio must be equal to or exceed 0.166.

      Non compliance with these clauses implies that all obligations assumed in those financing contracts will become due.

      As of December 31, 2002 the Company meets all financial restrictions.

c)    Other contingencies; Complaint against the State of Chile:

      Telefonica CTC Chile continued its efforts to have illegalities incurred in the drafting of Decree 187, which set its rates, corrected. We emphasize the presentation of an administrative replacement recourse. Subsequent to the negative response from the Authority, Telefonica CTC Chile filed an indemnity complaint against the State for illegalities incurred in the rates setting process.

      The complaint was for US$ 274 million, plus readjustments and interest, and covers past and future damages until May 2004, due to having to charge lower rates than those that should legally have been set.

      The Third Civil Court of Santiago accepted the complaint, and notified the State. Once the answer from the State had been received, as well as its defense arguments with which the discussion period ends, the Court of Justice dictated the writ of evidence, setting the pertinent, substantial and disputed evidence. To date the complaint is in the evidence stage, during which Telefonica CTC Chile has provided abundant testimonial evidence.

162_Telefonica CTC Chile  2002 Annual Report

26.   Third party guarantees:

      In relation to the purchase of VTR L.D. S.A. (CTC Globus S.A.), VTR S.A. (in which Telefonica CTC Chile S.A. does not participate), declared that regarding any contingency that originated before the purchase and sale contract (dated October 14, 1998) and that was not declared at that time, it shall be solely and exclusively responsible for paying it up to an approximate amount of US$ 10 million, granting guarantees to cover said contingencies. Those guarantees expired on December 27, 2001.

      On December 26, 2001 the parties renewed the guarantees in the amount of US$ 2.5 million, expiring on December 27, 2003, as agreed upon in the document dated December 1999.

      On June 14, 2002, the parties signed a release which meant a payment on the part of VTR S.A. amounting to US$ 2 million.

27.   National and foreign currency:

      The Breakdown of national and foreign currency is as follows:

Description                   Currency                   2002             2001
                                                        ThCh$            ThCh$
--------------------------------------------------------------------------------

Total current assets:                             398,960,225      532,986,591
Cash                          Non-indexed Ch$      10,694,166        9,238,529
                              Dollars                  44,772          871,964
                              Euro                    240,082          224,781
Time deposits                 Dollars               2,155,830              --
Marketable securities         Non-indexed Ch$       1,500,133              --
                              Dollars              65,571,937       32,723,967
Notes and accounts
  receivable (a)              Non-indexed Ch$     127,024,428      134,099,689
                              Indexed Ch$           5,734,686        4,426,640
Notes and accounts
  receivable from
  related companies           Non-indexed Ch$      89,950,639       93,345,183
                              Indexed Ch$          21,359,294       35,405,194
                              Dollars              11,779,407              --
Other current assets (b)      Non-indexed Ch$       9,375,186      147,701,617
                              Indexed Ch$          37,339,840       48,509,013
                              Dollars              15,572,375       25,973,971
                              Euro                    617,450          466,043

Total property,
  plant and equipment:                          1,374,028,066    1,504,342,012
--------------------------------------------------------------------------------

Property, plant and
  equipment and accumulated
  depreciation                Indexed Ch$       1,374,028,066    1,504,342,012

Total other
  long-term assets:                               867,800,172      861,461,981
--------------------------------------------------------------------------------

Investment in
  related companies           Indexed Ch$         406,729,475      334,360,793
Other long-term assets (c)    Non-indexed Ch$         141,755       17,876,332
                              Dollars              24,422,775       21,421,578
                              Euro                    318,351          776,738
                              Indexed Ch$         436,187,816      487,026,540

Total assets:                                   2,640,788,463    2,898,790,584
--------------------------------------------------------------------------------

                              Indexed Ch$       2,281,379,177    2,414,070,192
                              Non-indexed Ch$     238,686,307      402,261,350
                              Dollars             119,547,096       80,991,480
                              Euro                  1,175,883         1,467,562
--------------------------------------------------------------------------------

(a) Includes the following balance sheet accounts: Trade accounts receivable, Notes receivable, Other receivables.

(b) Includes the following balance sheet accounts: Inventories, Recoverable taxes, Prepaid expenses, Deferred taxes, Other current assets.

(c) Includes the following balance sheet accounts: Investment in other companies, Goodwill, Long-term debtors, Accounts receivable related companies, Intangibles, Amortization and Others.

                                    2002 Annual Report  Telefonica CTC Chile_163

The breakdown of current liabilities is as follows:

Description                        Currency                          Up to 90 days                          90 day to 1 year
                                                                2002               2001                 2002                2001
                                                                ThCh$              ThCh$                ThCh$               ThCh$
                                                          Amount     Int.     Amount    Int.      Amount    Int.      Amount    Int.
                                                          ThCh$      Rate     ThCh$     Rate      ThCh$     Rate      ThCh$     Rate
------------------------------------------------------------------------------------------------------------------------------------
Short-term obligations
  with banks and
  financial institutions           Indexed Ch$s                --       -   10,791,371  6.14    9,191,446   0.78            -      -
Short-term portion of
  obligations with banks
  and financial institutions       Indexed Ch$s            114,586      -   16,649,812  2.85    9,726,643   0.90            -      -
                                   Dollars              24,798,977   2.30   10,682,048  4.08  111,650,599   2.40   71,596,233   3.70
Obligations with the public        Indexed Ch$s                  -      -    5,233,246  6.75    7,970,964   5.78   20,176,822   6.24
                                   Dollars              11,110,148      -   10,573,622     -            -      -            -      -
                                   Euro                          -      -            -     -    2,623,127      -    2,667,462      -
Long-term obligations
  maturing within one year         Indexed Ch$s             54,386   8.89      221,578     -       60,903   8.89      518,084      -
Notes and accounts
  payable to related
  companies                        Indexed Ch$s                 -       -   37,290,020  5.53   13,874,917   3.16            -      -
                                   Non-indexed Ch$s     53,932,774      -   17,959,822     -            -      -            -      -
                                   Dollars                       -      -            -     -            -      -    6,490,632   3.00
Other current liabilities (d)      Non-indexed Ch$s     98,207,473      -  109,624,473     -            -      -   23,960,792      -
                                   Indexed Ch$s          1,589,848      -    5,029,561     -            -      -   19,582,521      -
                                   Dollars                       -      -      495,665     -            -      -            -      -
Total current liabilities:                             189,808,192      -  224,551,218     -  155,098,599      -  144,992,546      -
------------------------------------------------------------------------------------------------------------------------------------

                                   Indexed Ch$s          1,758,820      -   75,215,588     -   40,824,873      -   40,277,427      -
                                   Non-indexed Ch$s    152,140,247      -  127,584,296     -            -      -   23,960,792      -
                                   Dollars              35,909,125      -   21,751,335     -  111,650,599      -   78,086,865      -
                                   Euro                          -      -            -     -    2,623,127      -    2,667,462      -
------------------------------------------------------------------------------------------------------------------------------------

(d) Includes the following balance sheet accounts: Dividends payable, Accounts payable, Notes payable, Other creditors, Provisions, Withholdings, Unearned income, Other current liabilities.

The breakdown of long-term liabilities for 2002 is as follows:

Description           Currency               1 to 3 years           3 to 5 years          5 to 10 years            Over 10 years
                                             Amount   Int.       Amount       Int.    Amount          Int.       Amount        Int.
                                             ThCh$    Rate        ThCh$       Rate     ThCh$          Rate        ThCh$        Rate
------------------------------------------------------------------------------------------------------------------------------------
Obligations with
  banks and financial
  institutions        Indexed Ch$s        59,525,347   0.52    111,650,600    2.38             -         -              -          -
                      Dollars            245,391,595   2.73              -       -             -         -              -          -

Obligations with the
  public              Indexed Ch$s         7,339,142   5.78      9,368,733     5.8   532,301,289      6.17     56,987,096       6.57
                      Dollars                      -      -    287,444,000    8.00             -         -              -          -
                      Euro               118,752,390   5.38              -       -             -         -              -          -
Other long-term
  liabilities(e)      Non-indexed Ch$      1,821,059      -              -       -             -         -     13,497,883          -
                      Indexed Ch$s        15,679,020      -      4,585,337       -    11,463,343         -      9,170,674          -
                      Dollars             24,214,112   3.00              -       -             -         -              -          -

Total long-term
  liabilities:                           472,722,665      -    413,048,670       -    43,764,632         -     79,655,653          -
------------------------------------------------------------------------------------------------------------------------------------

                      Indexed Ch$s        82,543,509      -    125,604,670       -    43,764,632         -     66,157,770          -
                      Non-indexed Ch$      1,821,059      -              -       -             -         -     13,497,883          -
                      Dollars            269,605,707      -    287,444,000       -             -         -              -          -
                      Euro               118,752,390      -              -       -             -         -              -          -
------------------------------------------------------------------------------------------------------------------------------------

164_Telefonica CTC Chile  2002 Annual Report

The breakdown of long-term liabilities for 2001 is as follows:

Description           Currency                1 to 3 years          3 to 5 years          5 to 10 years            Over 10 years
                                             Amount   Int.       Amount       Int.    Amount          Int.       Amount        Int.
                                             ThCh$    Rate        ThCh$       Rate     ThCh$          Rate        ThCh$        Rate
------------------------------------------------------------------------------------------------------------------------------------
Obligations with
  banks and financial
  institutions        Indexed Ch$         59,548,169   2.80              -       -             -         -              -          -
                      Dollars            224,577,206   3.47    215,818,784    3.21    25,353,034      4.29              -          -
Obligations with the
  public              Indexed Ch$         36,125,603   6.05     30,970,371    6.12    47,243,395      6.35     64,607,246       6.51
                      Dollars                      -      -    269,773,480    8.00             -         -              -          -
                      Euro               119,105,286   5.38              -       -             -         -              -          -
Other long-term
  liabilities(e)      Non-indexed Ch$              -      -              -       -             -         -     15,575,824          -
                      Indexed Ch$         40,528,579      -      6,260,571       -    15,651,428         -     15,651,424          -
                      Dollars             37,159,927   3.00              -       -             -         -              -          -
Total long-term
  liabilities:                           517,044,770      -    522,823,206       -    88,247,857         -     95,834,494          -
------------------------------------------------------------------------------------------------------------------------------------

                      Indexed Ch$        136,202,351      -     37,230,942       -    62,894,822         -     80,258,670          -

                      Non-indexed Ch$              -      -              -       -             -         -     15,575,824          -
                      Dollars            261,737,133      -    485,592,264       -    25,353,035         -              -          -
                      Euro               119,105,286      -              -       -             -         -              -          -
------------------------------------------------------------------------------------------------------------------------------------

(e) Includes the following balance sheet accounts: Notes and accounts payable to related companies, Other long-term creditors, Long-term provisions, Long-term deferred taxes, Other long-term liabilities.

28.   Sanctions:

      Neither the Company, nor its Directors and Managers have been sanctioned by the Superintendency of Securities and Insurance or any other administrative authority during this year.

29.   Subsequent Events:

a)    VTR access charges lawsuit

      On January 20, 2003, the Sixth Court of Appeal decided not to accept the protection recourse filed by the Company against Resolution 1726 dictated by the Telecommunications Subsecretary on October 2, 2002.

      In this resolution, the Subsecretary stated that the Company had to pay VTR, the debt for interconnection access charges set since the publication of the rate decree on June 25, 2002.

      The Company shall appeal the resolution of the Court of Appeals in the Supreme Court, notwithstanding other necessary actions and recourses to obtain compliance of the "interconnection agreement".

b)    Labor Lawsuit SINATE and others against CTC

      On January 22, the Court of Appeal dictated sentence rejecting the executive complaint filed by Intercompany Unions SINATE, V Region No. 1 and Profesionales against the Company, in which they request payment of ThCh$ 7,500,000 for an incentive contemplated in Clause 4.4 of the collective contract dated June 9, 1998.

      The verdict accepted the exceptions presented by the Company, additionally establishing that the unions do not have the nature of creditors in the obligation that they were attempting to enforce, nor do they have a right to receive the remuneration of their members. Both facts reaffirm the Company's stance in the rest of the ordinary lawsuits in respect to this matter.

      The unions have 5 days from the date of resolution to appeal to the Supreme Court.

c) In the period from January 1 to January 27, 2003 there have been no other subsequent events, except for those mentioned that significantly affect the financial statements.


                                    2002 Annual Report  Telefonica CTC Chile_165

30.   Environment:

      In management's opinion and in the opinion of their internal legal counsel, the nature of the Company's operations does not directly or indirectly affect the environment, therefore, as of the closing date of these financial statements no resources have been committed or payments made for non-compliance of municipal ordinances or of those of other overseeing organizations.

31.   Accounts Payable:

      The breakdown of accounts payable is as follows:

Description                                         2002                   2001
                                                   ThCh$                  ThCh$
--------------------------------------------------------------------------------

Suppliers:

         National                             42,544,051             45,296,023
         Foreign                                       -                495,665

Carrier services:
         National                              3,602,333              2,192,421

Level of progress of works in progress        27,900,739             36,048,445

Total                                         74,047,123             84,032,554
--------------------------------------------------------------------------------


         Alejandro Espinoza Querol                Claudio Munoz Zuniga
            General Accountant                   Chief Executive Officer

166_Telefonica CTC Chile 2002 Annual Report

Compania de Telecomunicaciones de Chile S.A.
Analysis of the Individual Financial Statements
As of December 31, 2002

1. Highlights

Results for the Year and Business Figures for the Company
As of December 31, 2002, Telefonica CTC Chile recorded a net loss of Ch$ 17,680 million, situation that represents a greater deficit in relation to the Ch$ 4,235 million net income obtained as of December 31 of last year. This year net income was especially affected by an extraordinary charge of Ch$ 15,224 million derived from the restructuring plan at the end of October of 2002, as well as by a decrease of Ch$ 7,567 million in the value of Terra Networks shares.

Results for 2002 are mainly due to a decrease of 29% in operating income in relation to the previous year, reaching Ch$ 51,827 million. This variation is partly compensated by a decrease of 13.8% in the non-operating loss in respect to the previous year, reaching Ch$ 52,446 million in 2002. With this, the operating margin reached 11.8%, 3.8 percentage points less than the margin obtained the previous year. Revenues decreased by 6.3%, while operating costs fell by 2.0%. The latter reflect, among other aspects, the positive effect of cost containment efforts and materialization of the personnel restructuring processes in June 2001 and October 2002.

The 13.8% decrease in the non-operating loss mainly derives from increased income from investments in related companies, less financial expenses and less non-operating effects mainly associated to the costs of the personnel reduction in 2002 compared to a similar process occurring in 2001. These effects are partly offset by a decrease in non-operating income pursuant to compensation for early termination of the contract with Publiguias, received in 2001.

Regarding operating figures, as of December 31, 2002, fixed telephone lines in service of Telefonica CTC Chile reached 2,686,695, showing a decrease of 1.3% in relation to 2001. As of December 31, 2002, the Company had 2,540 employees showing a decrease of 21.2% compared to the situation as of December 31 of the previous year.

Corporate Restructuring
On October 28, 2002, Telefonica CTC Chile reorganized its business structure. The purpose of this restructuring is to confront the strong and accelerated changes that are occurring in the telecommunications industry.

The main element of the new structure is a stronger focus on the customer. Along this line, the reorganization consists mainly in that the Company began operating with three business units: General Consumers and Small Businesses; Corporations (which includes the business of subsidiary Telefonica Data), and Mobile Communications. To support these units are the areas of Customer Management, responsible for distribution and commercialization of products throughout the country, Corporate Network Management, responsible for infrastructure and technical maintenance and "t-gestiona", responsible for shared administration and support services.

This reorganization implied a reduction of approximately 1,070 employees of Telefonica CTC Chile and its subsidiaries. The financial impact of this restructuring affecting the Company's non-operating income reached Ch$ 15,224 million as of December 31, 2002. Of this amount Telefonica CTC S.A., recognizes at an individual level Ch$ 12,011 million in other non-operating expenses and Ch$ 3,213 million though income from investments in related companies.

Regulatory Issues
During 2001, Telefonica CTC Chile requested elimination of rate distortions that prevented it from competing under equal conditions with other telecommunications companies. In this area, the Company presented requests for flexibility of local rates to the public, on the one hand and on the other hand the simultaneous and symmetric setting of access charges to all local telephone companies. For these purposes the Company requested from the authorities approval of alternative tariff plans to Decree No. 187. In this respect, the Ministry of Transport and Telecommunications and of Economy, Development and Reconstruction approved, by Decree No. 455 dated 2002, the structure, rate levels and formulas for indexation of rates of Alternative Tariff Plans for Very High Usage and High Usage. Furthermore, Subtel authorized the Company to offer prepaid telephone services in low income segments.

Additionally, Telefonica CTC Chile continued its efforts to achieve correction of illegalities that were incurred in Decree No. 187, which set its rates, trought the presentation of a request to modify the tariff decree. In this regard, and confronted with a negative response from the authorities, Telefonica CTC Chile S.A. presented a lawsuit for damages against the State of Chile for illegalities incurred in the process of setting rates.

The lawsuit for US$ 274 million, plus readjustments and interest, covers damages due to having to charge lower rates than those that should have legally been set.

Telefonica CTC Chile has continued participating in improving technical regulations. Worth noting is the recent promulgation of modifications to the Fundamental Technical Numbering Plans, Signaling Plans and Telephone Transmission Plans.

Likewise, Telefonica CTC Chile participated preparing concrete proposals regarding the "Navigation Letter" (formerly White Book (Libro Blanco)), promoted by the Undersecretary of Telecommunications.

Tender Process for PCS Mobile Spectrum
On July 18 a tender was held for three 10 Mhz frequencies in the 1,900 Mhz band. Telefonica Movil Chile was awarded two frequencies (20 Mhz) for a total of UF 544,521 equivalent to US$ 12,8 million.


                                     2002 Annual Report Telefonica CTC Chile_167

Collective Negotiation Process
During the second quarter of 2002, the Company carried out the collective negotiation process with the non-executive employees of CTC S.A. and its Subsidiaries, excluding Sonda S.A.

As of June 30, collective contracts were signed with unions which extended the benefits agreed upon to 1,330 employees, achieving agreements subsequent to that, with another 331 employees, totaling 1,661 employees. Notwithstanding, on July 1 a total of 3,445 employees began a legal strike, which ended on July 29, 2002, with the application of Article 369 of the Labor Code by the unions. This article allows employees to freeze the same conditions of the labor contract prior to the collective negotiation for a period of 18 months.

It should be noted that employees on legal strike did not receive payment for the 28 days which they did not work, nor the bonus for ending negotiations which was paid to each employee that reached an agreement with the Company (the bonus amounted to Ch$ 1.3 million per person).

Sale of 25% of Sonda
On September 26, 2002, Telefonica CTC Chile S.A. through its subsidiary Telefonica Empresas signed an agreement to sell 25% of its ownership in Sonda S.A. for Ch$ 27,921 million (approximately US$ 37.5 million), paid in cash.

Through this agreement, Inversiones Pacifico II Limitada purchased 11% of Sonda and Inversiones Santa Isabel Limitada purchased 14%. Both companies are related to Mr. Andres Navarro H. In this manner company control was transferred to Andres Navarro, while Telefonica CTC Chile kept the remaining 35% ownership through its subsidiary Telefonica Empresas.

Additionally, the Company signed an agreement with Inversiones Santa Isabel, in which Telefonica Empresas obtained a put option for its 35% of Sonda, which can be exercised in July of 2005, at the book value of the investment as of June 30, 2005, plus a premium of UF142,021 (approx. US$ 3.1 million), with a minimum value of UF2,048,885 (approx. US$ 45.2 million).

Should Telefonica Empresas not exercise the above mentioned option, in August 2005 Santa Isabel has a call option for the 35% of Sonda owned by Telefonica Empresas, under the same conditions mentioned above. Santa Isabel can exercise its call option in advance in July 2003, at book value on June 30, 2003 plus a premium of UF 96,000 (approx. US$ 2.1 million), with a minimum price of UF 1,983,185 (approx US$ 43.8 million), or in July 2004, at book value as of June 30, 2004 plus a premium of UF 119,000 (approx. US$ 2.6 million), with a minimum price of UF2,003,260 (approx. US$ 44.2 million). To guarantee payment of this minimum value, Santa Isabel gave Telefonica Empresas a performance bond issued by banks.

Accounting Impact of the Transaction
As a result of this transaction, Telefonica CTC Chile recorded the following extraordinary charges during the third quarter of 2002:

Extraordinary net income of Ch$ 7,748 million (historical), as a result of the sale of 25% of Sonda at a price that was higher than book value. An extraordinary one-time charge to income of $ 8,884 million (historical), for the proportional goodwill cost of 25% of Sonda, which was being amortized over a period of 7 years.

Since as of December 31, 2002 Telefonica CTC Chile does not have a controlling interest in Sonda, or control over the administration of that company, the financial statements of the Company reflect consolidation with the Sonda subsidiary until August 31, 2002, and as of September 2002, 35% of Sonda's net income is recognized as equity value.

The Company will continue to amortize goodwill for the remaining 35% ownership of Sonda. Goodwill pending amortization as of December 31, 2002 amounts to approximately Ch$ 11,561 million and is being amortized discounting the UF142,021 (approx. US$ 3.1 million) premium until June 2005. Should Andres Navarro exercise his call option in advance, it will mean recognizing a one-time charge to income of approximately Ch$ 9,000 million in case that option is exercised in July 2003, or approximately Ch$ 5,600 million if the option is exercised in July 2004. Should the option be exercised in July 2005, the Company believes it will not significantly affect income.

Argentina Effect and Devaluation in Brazil
Due to the effects of the economic and financial instability in Argentina, as of the last quarter of 2001, and considering the dispositions from the Chilean Superintendencia de Valores y Seguros (Securities and Excharge Commission) regarding investments of Chilean companies in that country, Telefonica CTC Chile through its participation in Sonda has continued devaluating the investments maintained in Argentina, in accordance with the new conversion and price of the Argentine peso in relation to the US dollar. The effect of this conversion has caused Sonda S.A. to recognize a decrease in income of Ch$ 859 million in 2002.

Likewise, due to the devaluation of the Brazilian currency, Sonda S.A. recognized in its results the effect of a decrease in the value of investments in that country, situation which had an impact on income of Ch$ 470 million as of December 31, 2002.

Financial Debt Decrease
Telefonica CTC Chile continues to improve its debt level through amortization of loans, renegotiation of rates and terms of current loans and also through global lower rates in the economy. As of December 31, 2002, interest-bearing debt reached US$ 1,550.1 million, reflecting a decrease of 19.9% compared to the nominal interest-bearing debt of US$ 1,934.9 million recorded as of December 31, 2001. The decrease in the levels of debt together with improved financing conditions in turn had the effect of lowering financial expenses in 2002.

Effect of Decreased Value of Terra Networks Shares
The decreased value of Terra Networks shares on the international market had a negative impact on valuation of the investment in shares that Telefonica Mundo has in that company. This meant recognizing Ch$ 7,567 million in non-operating income in 2002. Likewise, the previous year, the effect was Ch$ 3,582 million.


168_Telefonica CTC Chile  2002 Annual Report

2. Volume Statistics, Property, Plant and Equipment and Statements of Income

Table N(degree) 1
Volume Statistics

Description                                                     December         December                 Variation
                                                                  2001             2002               Q               %
-----------------------------------------------------------------------------------------------------------------------------
Lines in Service at Year End                                   2,723,310        2,686,695         (36,615)           -1.3%
Total Average Lines in Service                                 2,736,633        2,732,208          (4,425)           -0.2%
Local Calls (millions) (1)                                         5,437            5,110            (327)           -6.0%
Inter-primary DLD Minutes (2) (thousands)                      3,040,929        3,035,641          (5,288)           -0.2%
Total ILD Minutes(3) (thousands)                               2,232,085        2,024,691        (207,394)           -9.3%
ILD Minutes Outgoing (incl. Internet)                          1,963,388        1,715,588        (247,800)          -12.6%
ILD Minutes Incoming                                             268,697          309,103          40,406            15.0%
Line Connections                                                 330,619          340,419           9,800             3.0%
Permanent Personnel Telefonica CTC Chile                           3,223            2,540            (683)          -21.2%
------------------------------------------------------------------------------------------------------------------------------


1. Does not include calls from public phones owned by the Company.

2. DLD: Domestic Long Distance. Corresponds to all the outgoing traffic of primary areas attended by Telefonica CTC Chile, including the traffic of 188 Telefonica Mundo and Globus 120, for which access fees are charged.

3. ILD: International Long Distance. Corresponds to all outgoing and incoming international calls of primary areas attended by Telefonica CTC Chile, including the traffic of 188 Telefonica Mundo and Globus 120, for which access fees are charged.

Table N(degree) 2
Individual Property, Plant and Equipment
(Figures in millions of pesos as of December 31, 2002)

Description                                                     December         December                 Variation
                                                                  2001             2002             Ch$               %
-----------------------------------------------------------------------------------------------------------------------------
Land, Infrastructure, Machinery and Equipment and Others       2,883,722        2,941,987          58,265             0.2%
Projects and Works in Progress                                    88,159           64,870         (23,290)          -26.4%
Accumulated depreciation                                      (1,467,539)      (1,632,829)       (165,289)           11.3%

Net Property, Plant & Equipment                                1,504,342        1,374,028        (130,314)           -8.7%
-----------------------------------------------------------------------------------------------------------------------------

                                    2002 Annual Report  Telefonica CTC Chile_169

2. Volume Statistics, Property, Plant and Equipment and Statements of Income, continued:

Table N(degree) 3
Individual Statements of Income for years ended as of December 31, 2002 and 2001 (Figures in millions of pesos as of December 31, 2002)

Description                                                     Jan - Dec        Jan - Dec         Variation (2002/2001)
                                                                  2001             2002             Ch$               %
-----------------------------------------------------------------------------------------------------------------------------
Basic Telephone Service                                          369,871          361,145          (8,726)           -2.4%
Fixed Charge                                                     166,038          160,740          (5,299)           -3.2%
Variable Charge                                                  169,644          155,134         (14,510)           -8.6%
Connections and Other Installations                               34,189           45,271          11,082            32.4%

Access and Interconnection Charges(1)                             23,516           22,236          (1,280)           -5.4%
Domestic long distance                                            14,036           13,989             (47)           -0.3%
International long distance                                        4,781            3,922            (859)          -18.0%
Other Charges and Interconnection Services                         4,699            4,325            (374)           -8.0%

Directory Advertising                                             18,130            4,844         (13,286)          -73.3%

Other Local Telephone Services                                    50,447           44,865          (5,581)          -11.1%
Value Added Services                                              22,035           23,102           1,067             4.8%
Comercialization of Equipment                                      8,683            5,797          (2,885)          -33.2%
Other Services                                                    19,729           15,966          (3,763)          -19.1%
-----------------------------------------------------------------------------------------------------------------------------

Total Operating Revenues                                         461,964          433,090         (28,873)           -6.3%
-----------------------------------------------------------------------------------------------------------------------------

Operating Costs                                                 (321,925)        (324,181)         (2,256)            0.7%
Salaries                                                         (48,112)         (35,321)         12,791           -26.6%
Depreciation                                                    (165,254)        (172,310)         (7,056)            4.3%
Other Operating Costs                                           (108,559)        (116,550)         (7,991)            7.4%
Administration And Selling Costs                                 (67,093)         (57,082)         10,011           -14.9%
-----------------------------------------------------------------------------------------------------------------------------

Total Operating Costs                                           (389,018)        (381,263)          7,755            -2.0%
-----------------------------------------------------------------------------------------------------------------------------

Operating Income(2)                                               72,946           51,827         (21,118)          -29.0%
-----------------------------------------------------------------------------------------------------------------------------
Financial Income                                                  34,365           32,303          (2,062)           -6.0%
Other Non-operating Income                                        18,062            5,953         (12,109)          -67.0%
Income from Investment in Related Companies(1)                    23,076           31,585           8,509            36.9%
Financial Expenses                                               (95,595)         (82,884)         12,711           -13.3%
Amortization of Goodwill                                         (11,473)         (11,364)            109            -1.0%
Other Non-operating Expenses                                     (31,748)         (21,472)         10,276           -32.4%
Monetary Correction                                                2,480           (6,566)         (9,046)            n.a.
-----------------------------------------------------------------------------------------------------------------------------

Non-Operating Income                                             (60,833)         (52,445)          8,388           -13.8%
-----------------------------------------------------------------------------------------------------------------------------

Income Before Income Taxes                                        12,113             (618)        (12,730)            n.a.
-----------------------------------------------------------------------------------------------------------------------------

Income Taxes                                                      (7,878)         (17,062)         (9,184)          116.6%

Net Income                                                         4,235          (17,680)        (21,914)            n.a.
-----------------------------------------------------------------------------------------------------------------------------

(1) For comparative analysis purposes, participation in income from investments in related companies is shown net (net income/losses).
(2) Income and costs related to Calling Party Pays are presented net.


170_Telefonica CTC Chile 2002 Annual Report

3.    Analysis of Results for the year

3.1   Operating Income
      As of December 31, 2002, operating income amounted to Ch$ 51,823 million with a 29% decrease compared to the previous year.

      Operating Revenues Operating revenues for the year amounting to Ch$ 433,090 million showed a 6.3% decrease compared to 2001. This decrease is mainly due to the effect of a 2.4% decrease in revenues from basic telephone service, the 5.4% decrease in access and interconnection charges, a 73.3% decrease in revenues from directory advertising due to the new contract with Publiguias and an 11.1% drop in revenues from other local telephone services represented mainly by equipment sales.

      Revenue from basic telephone service decreased by 2.4%, compared to the previous year. The variation in this revenue is mainly due to: (i) a 3.2% decrease in the level of income from fixed charge, pursuant to the fixed monthly charge for network connections; (ii) variable charge which decreased by 8.6% compared to the previous year, due to a decrease of 0.2% in average lines in service, to decreased traffic per line and due to a change in the composition of traffic between the local tranche and LMS (local measured service); (iii) revenues from connections and other installations increased by 32.4% mainly due to an increase in network interconnection revenues for point-to-point links, ADSL, Frame Relay and access to fiber optics.

      Revenues from access charges decreased by 5.4%, mainly due to the 18% drop in ILD traffic revenues and the 8% drop in service and interconnection fees.

      Income from the business of directory advertising decreased by 73.3%, due to a new contract signed between Telefonica CTC Chile and Publiguias as of the second half of 2001, which terminated the previous contract in advance.

      Other local telephone services decreased by 11.1% compared to the previous year, explained by the 33.2% drop in equipment sales, a 19.1% decrease in revenues from other services, compensated by a 4.8% increase in value added services.

      Operating Costs
      Operating costs of Ch$ 381,263 million for the period decreased by 2% compared to 2001.

      This decrease is mainly explained by a 26.6% decrease in salary costs, reflecting the savings effect of the workforce reduction carried out by the Company in June 2001 and October 2002. Depreciation increased by 4.3% due mainly to the operation of the Corporation's new assets. Other operating costs increased by 7.4% mainly due to increased cost of selling telecommunications equipment, telephone directory printing expenses and allowance for doubtful accounts. This was compensated in part by a drop in the cost of contracts with third parties, long distance service and interconnection costs, and savings as a result of the cost containment policy that the Company has implemented on a continuous and sustained manner during the last few years.

      Administration and selling costs dropped by 14.9% compared to the previous year, mainly due to salary savings related in the Company's personnel reduction and due to savings arising from the Company's cost containment policy. This decrease was partly compensated by the new outsourcing contract signed with IBM as of the fourth quarter of 2001. Previously these services were provided by the corporation's information services business (Sonda).

3.2   Non-Operating Income
      Non-operating result obtained in 2002 shows a loss of Ch$ 52,445 million, figure that is 13.8% less than the loss in 2001. The variation in non-operating income is broken down as follows:

      Financial income dropped by 6%, mainly due to less available funds, which were destined to decreasing the Company's interest-bearing debt.

      Other non-operating income decreased by 67% basically due to the effect of the compensation of the advanced termination of the contract with Publiguias recorded in 2001.

      Income from investments in related companies increased by Ch$ 8,509 million equivalent to 36.9% in respect to net income of Ch$ 23,076 million obtained in 2001. The most important effects explaining this variation are the following:

      - Long distance business: This business shows net income of Ch$ 19,344 million, a decrease of 38.1% in comparison to the previous year. This variation is mainly explained by a 23.4% drop in operating income together with a 32.2% increase in operating loss caused mainly by decreased value of the Terra Networks shares of Ch$ 7,567 million.

      - Corporate communications business: This year this business contributed net income of Ch$ 6,729 million, whereas in 2001 it recorded net income of Ch$ 10,456 million. This 35.6% decrease is mainly due to the 24.3% drop in operating income together with an increase of 11.8% in non-operating losses.

      - Mobile business: The mobile business contributed net income of Ch$ 3,898 million for the year, recording positive income after several years. The contribution of this income is mainly due to an improvement at an operating and non-operating level.

      - Public telephone business, maintenance and installation of basic equipment: The investment in this business contributed net income of Ch$ 3,462 million, 54% less than in 2001, amounting to Ch$ 7,518 million. This variation is due to a 38.2% decrease in operating income together with a 42.3% increase in non-operating losses.

      - Other businesses: Generated a net loss of Ch$ 2,441 million that is mainly explained by losses in Telefonica Asistencia y Seguridad, CTC Isapre and Telefonica Gestion de Servicios Compartidos.


2002 Annual Report  Telefonica CTC Chile_171

3.2   Non-Operating Income, continued:

      - Financial expenses decreased by 13.3% in 2002, mainly associated to a smaller interest-bearing debt, renegotiation of rates for current loans and a drop in the market interest rates.

      - Other non-operating expenses decreased by 32.4% derived mainly from fewer expenses in 2002 associated to the personnel reduction plan in relation to expenses incurred for this concept in 2001, and the indemnity cost for termination of the contract with Sonda, recorded in 2001.

      - Monetary correction recorded a loss of Ch$ 6,566 million, figure that partly reflects the effects of devaluation of investments of Sonda in Argentina and Brazil. It should be noted that a 100% hedge has been maintained for exchange rate fluctuations and 81% for interest rate fluctuations. The Company's exchange rate (peso-dollar) hedge policy in great measure was able to neutralize the effects of the exchange rate variations in 2001 and 2002.

3.3   Net Result For The Year
      Net result reached a loss of Ch$ 17,680 million, in comparison with net income of Ch$ 4,235 million recorded the previous year. The loss obtained in the year derives from the 29% decrease in operating income and from higher taxes of Ch$ 9,184 million recorded in 2002 compared to the previous year. During this year, net income was especially affected by an extraordinary charge of Ch$ 15,224 million derived from the restructuring plan implemented at the end of October 2002, as well as a decrease in the value of Terra Networks shares of Ch$ 7,567 million.

--------------------------------------------------------------------------------

4.    Statement of Cash Flows

Table N(degree) 4
Individual Cash Flows
(Figures in millions of pesos as of December 31, 2002)

Description                                                     Jan - Dec        Jan - Dec                Variation
                                                                  2001             2002             Ch$               %
-----------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities                              200,217         232,603          32,386            16.2%
Cash flows from financing activities                             (119,942)       (226,776)       (106,834)           89.1%
Cash flows from investment activities                            (126,574)        (51,394)         75,180           -59.4%
Effect of inflation on cash and cash equivalents                   (4,610)          1,689           6,299             n.a.
Net change in cash and cash equivalents for the year              (50,909)        (47,255)          3,654            -7.2%
-----------------------------------------------------------------------------------------------------------------------------

The Ch$ 47,255 million decrease in cash flows for 2002 compared to the Ch$ 50,909 million decrease in 2001, is mainly due to greater cash flows from operating activities, together with higher cash flows from amortization and prepayments destined to decrease the interest-bearing debt of Telefonica CTC Chile during 2002 in comparison to the previous year. The negative change in cash flows was compensated in part by a decrease in cash flows destined to investment activities.


172_Telefonica CTC Chile 2002 Annual Report

5. Financial Indicators

Table N(degree) 5
Individual Financial Indicators

Description                                                                               Jan - Dec             Jan - Dec
                                                                                             2001                 2002
-----------------------------------------------------------------------------------------------------------------------------
Liquidity Ratio
Current Liquidity (Current Assets/Current Liabilities)                                          1.44                  1.16
Acid Ratio (Most liquid assets/Current Liabilities)                                             0.09                  0.23

Debt Ratios
Leverage Ratio (Total Liabilities/Shareholders' Equity)                                         1.22                  1.05
Long-term Debt Ratio (Long-term Liabilities/Total Liabilities)                                  0.77                  0.75
Interest Coverage (Income Before Taxes and Interest / Financial Expenses)                      0.767                 0.603

Profitability Ratios And Net Income Per Share
Operating Margin (Operating Income/Operating Revenues)                                         15.8%                 12.0%
Operating Income Return (Operating Income/Net Property, Plant and Equipment(1))                 1.2%                  0.9%
Net Income per Share  (Net Income / Amount of average paid shares each year)                Ch$ 4.42            -Ch$ 18.47
Return on Equity (Net Result/Average shareholders' equity)                                      0.3%                 -1.4%
Return on Assets (Net Result/Average assets)                                                   0.15%                -0.67%
Operating Assets Yield (Net Result/Average operating assets (2))                               0.27%                -1.23%
Dividends Return (Dividends paid (3)/Market Price per Share)                                    n.a.                  0.1%

Activity Indicators
-----------------------------------------------------------------------------------------------------------------------------

Total Assets (millions of pesos as of 12/31/02)                                            2,898,791             2,640,789
Sale of Assets (millions of pesos as of 12/31/02)                                            124,864                   730
Investments in other companies and property, plant and equipment
  (millions of pesos as of 12/31/02)                                                          92,355                53,131
Inventory Turnover (Cost of Sales/Average Inventory)                                            0.55                  0.79
Inventory Permanence (Average Inventory/Cost of sales times 360 days)                            666                   463
-----------------------------------------------------------------------------------------------------------------------------

(1)      Figures at the beginning of the year, restated.
(2)      Property, plant and equipment are considered operating assets.
(3)      Telefonica CTC Chile did not pay any dividends in 2001

From the previous table, we emphasize the following:

Notwithstanding that the debt level of the Company is lower in 2002, the distribution between short and long-term debts produce a decrease in the liquidity ratio compared to 2001. Likewise, the debt ratio decreased due to lower levels of financial liabilities compared to 2001.

                                    2002 Annual Report  Telefonica CTC Chile_173

6. Explanation of the Main Differences between Market or Economic Value and the Book Value of the Company's Assets

Due to market inaccuracies regarding the assets of the sector, there is no economic or market value that can be compared to the respective accounting values. However, there are certain buildings with a book value of zero or close to zero, which have a market value, which compared to the book value is not significant in respect to the Company's assets taken as a whole.

In relation to other assets, such as marketable securities (shares and promissory notes) with a referential market value, the corresponding provisions have been set up, when the market value is less than the book value.

7. Regulatory Issues

Fixed Telephony Tariff Decree
Decree No. 187 is in effect as of May 5, 1999. It establishes maximum rates for Telefonica CTC Chile for local telephone services and interconnection services for a period of five years, which expires on May 4, 2004.

The main services subject to regulation of rates are: Telephone Line Service (formerly Fixed Charge), Local Measured Service, Local Tranche, Access Charges, Communications Service from Public Telephones and Network Unbundling Services.

Mobile Telephone Tariff Decree
Decree No. 97 is in effect as of February 12, 1999. It establishes maximum rates for Telefonica Movil for interconnection services, including Mobile Access Charge, for a period of five years, which expires on February 12, 2004.

Since the expiration of the five-year period of current regulated rates is nearing, on January 10, 2003, Telefonica Movil presented its Technical Economic Basis Proposal to the Undersecretary of Telecommunications, beginning the process of setting the rates for the 2004-2009 period.

Network Unbundling and Other Services
Tariff Decree No. 187 dated 1999 established rates for the following unbunbled network services: last mile, connection of last mile, housing in local switches, adaptation of pipes and chambers for the installation of cables of other telecommunications operators, point-to-point connection between central switches, DSL facilities and resale of lines.

Based on the regulation, Telefonica CTC Chile launched its commercial offer for these services. At 2002 year-end, 13 contracts with 7 companies have been signed in light of this offer providing unbundled network services.

Request to Deregulate Local Rates to the Public
On January 18, 2001, Telefonica CTC Chile presented a request to deregulate local telephone rates to the public to the Antitrust Resolutive Commission (Comision Resolutiva Antimonopolios). According to Article 29 of the General Telecommunications Law, the Resolutive Commission is exclusively authorized to qualify telecommunications services subject to tariff regulation; qualification that the Commission itself must modify when they consider that the conditions are present to tariff liberalization.

On July 11 the Antitrust Resolutive Commission (Comision Resolutiva Antimonopolios) in Resolution No. 611, rejected the request for liberalization presented by Telefonica CTC Chile declaring that the existing market conditions still do not merit such liberty throughout the country. Notwithstanding, they assigned the National Economic Supervisor (Fiscal Nacional Economico) to maintain special vigilance on the market's evolution to detect in a timely manner changes that merit establishing freedom of rates in certain geographic areas for certain services.

Additionally they resolved that Telefonica CTC Chile can request from the authorities administrative acts complementary to Tariff Decree No. 187 allowing differentiation of rates based on costs, within each rate area, for user categories based on volume.

Based on this possibility, during the second half of 2001 the Company presented a proposal to Subtel for alternate tariff plans by customer category. The Ministries of Transport and Telecommunications and Economy, Development and Reconstruction approved the structure, rate levels and rate indexation formulas of the Alternative Rate Plans for Very High Usage, and High Usage, in Decree No. 455, dated 2002. Additionally, Subtel authorized the use of the prepayment method for telephone services in low income segments.

Request to Set Symmetric and Simultaneous Access Charges
On March 30, 2001, Telefonica CTC Chile filed a petition with the Resolutive Commission requesting a review of the access charges regime for local companies. This petition was based on: (i) competitive distortions introduced by the asymmetries prevailing in the market between the access charges of local companies, and (ii) the fact that as of that date only Telefonica CTC Chile, Telefonica del Sur and Telefonica Coyhaique had fixed access charges.

Telefonica CTC Chile requested that local company access charges should be symmetrical within the same area and that they should be simultaneously set for all companies.

On April 3, 2001 the Resolutive Commission declared itself incompetent resolving that Telefonica CTC. Chile should go before the corresponding authority, the Undersecretary of Telecommunications.

On April 10, 2001, the Company presented the request to set symmetrical and simultaneous access rates to the Undersecretary of Telecommunications, which to date has not responded. However, the Ministries set the rates for access charges and other interconnection services for VTR Telefonica S.A. establishing maximum access charges higher than those set for Telefonica CTC Chile. Currently, the process of setting access charges for Telesat S.A. and CMET SACI is underway.


174_Telefonica CTC Chile 2002 Annual Report

Request for Administrative Action to Correct Decree No. 187
On October 31, 2001, Telefonica CTC Chile filed an administrative motion for reconsideration before the Ministries of Transport and Telecommunications and Economy, Development and Reconstruction, to obtain correction of the following errors in Decree No. 187, dated 1999: mathematical error in determining the Telephone Line Service rate; illegal application of the depreciation method to determine tax cost; failure to consider of the cost of telephone directories; reduction of investments due to efficient location of switching centers; application of the same non-payment rate for local telephone service as for calling party pays service and failure to scale the rates for access charges and local tranche.

On November 16, 2001, the Ministries requested from the General Controller of the Republic a formal prior pronouncement regarding the lawfulness and need to correct the errors - should they be proven, based on the corresponding technical
- economic and legal criteria, and the administrative acts that should be dictated for that purpose.

The response from the General Controller dated December 10, 2001, stated that the Ministries had the right and duty to rectify Decree No. 187, subject to the following conditions:

-  That there are legal defects or that it was based on incorrect estimates.
- That the defects or irregularities contained in it must be of a magnitude or relevance such that they justify the invalidation and corresponding rectification of the decree.
- That these defects or irregularities must be evidenced in order that there is no doubt regarding their existence. For this purpose, the Administration must undertake a full study of the information.
- That eventual rectification cannot affect the rights that have been previously correctly incorporated to the equity of third parties in good faith.
- Such rectification would have to be made in a decree subject to review and approval.

By joint official letter the Ministries responded to the request to correct the errors in Decree No. 187, stating that having evaluated in detail, only the feasibility and timing of the petition, considering the circumstances and the prudence that must guide public acts, they had decided to reject the request for rectification of Decree No. 187 by administrative means.

Lawsuit Against the State of Chile
Upon extinguishing the administrative instances to correct the illegalities involved in the tariff setting, Telefonica CTC Chile S.A. filed a lawsuit for damages against the State of Chile.

The lawsuit for US$ 274 million, plus readjustments and interest, covers past and future damages until May 2004, resulting from having to charge lower rates than those that should legally have been set.

The Third Civil Court of Santiago accepted the complaint, and notified the State. Once the answer from the State had been received, as well as the answer and rejoinder with which the discussion period ends, the Court dictated the writ of evidence, setting the pertinent, substantial and disputed evidence, which initiated the presentation of evidence stage, in which witnesses for the plaintiff and for the State have testified.

Assignment of Frequencies in 1,900 MHz for Mobile Telephony
On May 31, 2001, four companies, among them Telefonica Movil, presented offers to participate in the Public Tender to grant three concessions to provide mobile telephone service to the public on the 1,900 MHz band. A tie was declared between Telefonica Movil, Bellsouth and Smartcom for the three frequencies put out to tender, since the difference was less than 2 points.

On September 6, 2001 Subtel issued the report on observations made by the bidders involved in the Public Tender, excluding Smartcom S.A. for non compliance with the Public Tender Documents. Smartcom appealed to the General Controller of the Republic to void the exclusion from the Public Tender decreed by the Undersecretary of Telecommunications for non-compliance with the Tender Documents. Subsequently the General Controller of the Republic voided the exclusion from the Public Tender, ordering Subtel to incorporate Smartcom in the process.

Due to the above, Bellsouth filed a protective petition against the General Controller of the Republic before the Santiago Court of Appeals. Telefonica Movil made itself a party to this petition.

The Court of Appeals accepted the protective petition presented by Bellsouth, voiding the resolution of the General Controller of the Republic who ordered the Undersecretary of Telecommunications to incorporate Smartcom in the public tender to award three 1900 MHz mobile telephone service concessions.

Smartcom and the State Defense Council (Consejo de Defensa del Estado), appealed before the Supreme Court against the sentence of the Court of Appeals. Telefonica Movil S.A. became a party in the process before the Supreme Court. The Supreme Court ratified the verdict of the Court of Appeals, which excluded Smartcom from the Tender.

On July 18, the tender for the three 10 MHz frequencies on the 1,900 MHz band took place. Telefonica Movil Chile was awarded two frequencies (20 MHz) for a total sum of UF 544,521 equivalent to US$ 12.8 million.


                                     2002 Annual Report Telefonica CTC Chile_175

8. Analysis of Markets, Competition and Relative Participation

The Company estimates that sales in the telecommunications sector grew 4% during 2002 reaching some US$ 2,540 million, without including Pay TV. The growth was driven primarily by the mobile, data and Internet business. The growth in the traditional fixed-network voice communications business has slowed as consumers, unlike in previous years, are allocating an increasing proportion of their budget to mobile and Internet services.

These changes have forced companies to adjust to the new market realities by refocusing resources and searching for new value-added businesses in which their current infrastructure can be used as leverage. Therefore, 2002 was characterized by significant restructuring on the part of the major operators, by a rationalization of investment, by changes in financing structure, and by the rollout of new technologies.

Local Telephone Service
This market contemplates providing local telephone services inside the primary areas, interconnection services with other telecommunications companies and other unregulated local services.

Incorporation to this market is regulated by concessions awarded by the Undersecretary of Telecommunications of the Ministry of Transport and Telecommunications (Subtel).

Currently eleven companies with twelve brands participate in this market, including rural operators. The penetration rate per 100 inhabitants as of December 2002 was in the order of 22.6, slightly lower than in December of 2001 (22.7 lines per 100 inhabitants). Telefonica CTC Chile had approximately 76% of fixed telephone lines as of December 2002.

On August 21, 1999, Decree No. 187 was published in the Official Gazette. This decree was drafted jointly by the Ministries of Transport and Telecommunications and of Economy, Development and Reconstruction and it sets rates for the regulated services of Telefonica CTC Chile during the five-year period from 1999-2004. The Decree had to be applied retroactively as of May 4, 1999.

In Resolution No. 611, the Antitrust Resolutive Commission established the possibility for Telefonica CTC Chile to offer alternative tariff plans to Decree No. 187, oriented toward volume discounts, and to request rate freedom in certain geographic areas. On September 4, 2001, Telefonica CTC Chile presented a proposal for alternative tariff plans (for high traffic consumption), which were approved in October 2002.

On May 24, 2002, Telefonica CTC Chile also obtained authorization from Subtel to commercialize prepaid telephone service for low income segments, which was commercially implemented in October 2002.

Of the five companies that were awarded the bid to operate fixed wireless telephone service concessions in the 3,400 to 3,700 MHz Wireless Local Loop
(WLL), only Entel (licenses: one national and 13 regional) is developing its projects. Telefonica del Sur (which was awarded licenses in the VIII and X Regions) informed Subtel it was interrupting the project, due to extenuating circumstances.

Telefonica CTC Chile does not currently hold a license to operate with WLL technology.

Long Distance
This market contemplates communications services between primary areas (DLD) and international communications (ILD), also known as intermediate services.

On March 9, 1994 Law No. 19,302 came into effect. It establishes the application of a multicarrier system for domestic and international long distance. This law allows local telephone operators to participate in the long distance market through an independent subsidiary subject to a series of requirements.

In this market there are currently 14 companies operating with 17 carrier codes. Traffic in the DLD and ILD market, through fixed telephone lines recorded a drop in 2002 compared to 2001 estimated at 9.5% and 1.9% respectively. Telefonica CTC Chile, through its subsidiaries Telefonica Mundo 188 and Globus 120, reached a market share of 39% in domestic long distance and 31% in international outgoing long distance at the end of 2002.

Corporate Communications
This business area contemplates providing circuit and data services (Datared, E1, ATM, Frame Relay), IP network solutions, Hosting, ASP and advanced telecommunications solutions for companies and Internet service providers
(ISPs). Likewise includes commercialization of advanced equipment (multiple lines and PABx, among others).

In October 2002 the management of Telefonica Empresas was refocused toward the company and corporate segment. In this business Telefonica CTC Chile competes with 8 companies in the private service area and with at least 10 companies in the hosting business, reaching a market share of approximately 49% of revenues, including sale of advanced equipment to companies.

Mobile Communications
Provides mobile communication services (cellular telephones, pagers, trunking and wireless data transmission).

There are currently four mobile telephone operators and one smaller operator of mobile satellite communications. Telefonica CTC Chile, through its subsidiary Telefonica Movil, has approximately 30.4% of a total 6.1 million estimated subscribers as of December 2002.

Of these companies, two operate with three linceses of 30 MHz each in the 1,900 MHz frequency band. Each of these was awarded in tenders in 1998. Two companies operate with two lincenses in the 800 MHz band, one of which is Telefonica Movil.

Regarding the tender for PCS mobile spectrum in the 1,900 MHz band (3 bands of 10 MHz each), once the Supreme Court verdict to exclude Smartcom was handed down, the Ministry of Transport and Telecommunications called on Telefonica Movil S.A. and Bellsouth to proceed to bid on the three concessions on July 18, 2002.


176_Telefonica CTC Chile 2002 Annual Report

On July 18 the three 10 MHz frequencies on the 1,900 MHz band were awarded. Telefonica Movil Chile was awarded two frequencies (20 MHz) for a total sum of UF 544,521 equivalent to US$ 12.8 million.

Pay TV
The pay television market is composed of two main cable TV competitors with approximately 80% of the pay TV market. Two satellite TV operators and approximately 20 cable TV operators in specific areas, jointly have the remaining 20% of the market share.

On July 3, 2000, a contract was signed for the sale by Telefonica CTC Chile of Metropolis Intercom to Cordillera Comunicaciones S.A. once the transaction was authorized by the Preventive Antitrust Commission (Comision Preventiva Antimonopolios). The amount of the transaction was US$ 270 million for 40% of Metropolis Intercom, 100% of its cable television network (except the cable TV network in the IV and VIII Regions) and 100% of Compania de Telecomunicaciones de Chile Plataforma Tecnica Red Multimedia. In addition the arbitration processes between both companies ended through judicial agreement.

In January 2002 a merger agreement was achieved between Liberty Media and United Global Com (UCG), companies that participate in the Chilean operations of Metropolis Intercom and VTR, respectively.

Internet Access
In this market there are currently approximately 33 ISP's operating effectively, with two of these concentrating 80% of traffic. As of December 2002 it is estimated that the penetration rate per home is 19.6%; an important growth with respect to the 14.5% estimated at the end of 2001. IP traffic (switched) in 2002 in the network of Telefonica CTC Chile, reached in the order of 6,580 million minutes, with a growth of 4% compared to 2001.

Telefonica CTC Chile focuses on Internet access for companies through its ISP TIE, segment in which it holds a market share of close to 30%, and has commercial agreements with ISP Terra.

During 2002, Telefonica CTC Chile made an intensive deployment of Internet access through ADSL broad band, directly to the customer and through a wholesale model in the ISP industry. At the end of December 2002 ADSL connections in the service of Telefonica CTC Chile reached 54,163 with a growth of 266% compared to December 2001, thus achieving a market share of 30%.

Other Businesses
Comprises the Public Telephone market, in which Telefonica CTC Chile participates through its subsidiary CTC Equipos. There are seven nationwide companies, out of which CTC Equipos as of December 2002 has approximately a 23% market share considering its own public telephones.

On January 11, 1999, Telefonica CTC Chile completed the acquisition of 60% of Sonda S.A. The agreement included the commitment of Sonda S.A. to purchase 100% of the information assets of Telefonica CTC Chile, which occurred in the first quarter of 1999.

On October 12, 2001, Telefonica CTC Chile signed a new shareholders' agreement with Inversiones Pacifico II Ltda. and Inversiones Atlantico Ltda. in which it grants each of these companies a call option for its 60% stake in Sonda S.A. maturing in June 2005. Additionally the outsourcing and rental contracts between Sonda and Telefonica CTC Chile were terminated and a contract was signed by virtue of which Telefonica CTC Chile repurchases, at book value the assets that were sold to Sonda S.A. in January 1999.

On September 26, 2002, Telefonica CTC Chile S.A. through its subsidiary Telefonica Empresas signed a sales contract for 25% ownership of Sonda S.A. for Ch$ 27,921 million (approximately US$37.5 million), paid in cash.

Through this agreement Inversiones Pacifico II Limitada acquired 11% of Sonda and Inversiones Santa Isabel Limitada acquired 14%. Both companies are related to Mr. Andres Navarro H. Thus, company control is transferred to Andres Navarro, while Telefonica CTC Chile keeps the remaining 35% ownership through its subsidiary Telefonica Empresas.

During the third quarter of 2001 a new contract was signed between Telefonica CTC Chile and Publiguias, which terminated the existing contract in advance. This new agreement mainly consists of a billing and collections contract for which Telefonica CTC Chile receives a percentage of revenues generated by the sale of advertising in the Yellow and White Pages. Additionally, Publiguias shall pay a charge per customer for permanent updating of the database of Telefonica CTC Chile.

On November 20, 2001 a subsidiary was formed to commercialize and install alarm systems and video cameras for residences and companies, providing monitoring and surveillance services and any other service relating to the above. As of December 2002 it is estimated that Telefonica CTC Chile has a market share of 24% in this service.


                                     2002 Annual Report Telefonica CTC Chile_177

9. Analysis of Market Risk

Financial Risk Coverage
Due to the size of the Company in comparison to the banking and capital markets in Chile, the Company obtains a large part of its financing abroad. In this sense it has obtained financing abroad denominated mainly in dollars and euros and in certain cases at a floating interest rate. For this reason the Company faces two types of financial risks, the risk of exchange rate fluctuations and the risk of interest rate fluctuations.

Financial risk due to foreign currency fluctuations
The Company has exchange rate coverage instruments, the purpose of which is to reduce the negative impact of dollar and euro fluctuations on its results. The percentage of interest-bearing debt exposure is defined and continuously reviewed, basically considering the volatility of the exchange rate, its trend, and the cost and availability of hedging instruments for different terms.

The main hedging instruments used are dollar/UF and dollar/peso forwards contracts.

As of December 31, 2002, the interest-bearing debt in original currency expressed in dollars was US$ 1,550.1 million, including US$ 1,119.8 million of financial liabilities in dollars, US$ 265.0 million in debt in "unidades de fomento" (inflation indexed chilean currency unit) and US$ 165.2 million of debt in euros. In this manner US$ 1.285 million corresponded to debt exposed to foreign currencies and therefore directly or indirectly exposed to variations in the dollar.

Simultaneously, the Company had dollar/UF forward contracts and assets in dollars that resulted, as of December 31, 2002, in a coverage of close to 100% of outstanding debt.

Financial risk due to floating interest rate fluctuations
The policy for hedging interest rates seeks to reduce the negative impact on financial expenses due to interest rate increases.

As of December 31, 2002, the Company had debts with variable Libor, Euro Libor and TAB interest rates mainly for syndicated loans.

To protect the Company from increases in the variable (floating) interest rates, derivative financial instruments have been used, particularly "collars" (which protect the Libor rate) and variable to fixed interest rate "swaps", which limit within a range the future fluctuations of interest rates. This has allowed the Company to end 2002 with an exposure to floating interest rates of 19.4% of total interest-bearing debt in original currency.


178_Telefonica CTC Chile  2002 Annual Report
                                 summarized financial statements of subsidiaries

                                  for the years ended December 31, 2002 and 2001




                                 [PHOTO OMITTED]




                                                                        CONTENTS

                  Compania de Telefonos de Chile - Transmisiones Regionales S.A.
                              Telefonica Empresas CTC Chile S.A. and Susidiaries
              Compania de Telecomunicaciones de Chile - Equipos y Servicios S.A.
                           Compania de Telecomunicaciones de Chile - Isapre S.A.
                                                  Telefonica Movil de Chile S.A.
                                                      Fundacion Telefonica Chile
                                                                 Globus 120 S.A.
                         Telefonica Gestion de Servicios Compartidos Chile S.A.
                                                              Telemergencia S.A.


                                              ThCh$:  Thousands of Chilean pesos
UF: Unidad de Fomento, inflation-indexed peso denominated monetary unit in Chile


                                     2002 Annual Report Telefonica CTC Chile_179

Summarized Financial Statements of Subsidiaries
Compania de Telefonos de Chile - Transmisiones Regionales S.A.
As of December 31, 2002 and 2001

                                                                                                    2002                2001
Summarized Balance Sheets as of December 31, 2002 and 2001                                         ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------------

Assets
Current Assets                                                                                79,886,479         108,589,202
Property, Plant and Equipment                                                                 99,499,484         105,989,069
Other Assets                                                                                  22,270,438          93,075,157

Total Assets                                                                                 201,656,401         307,653,428
----------------------------------------------------------------------------------------------------------------------------


Liabilities and Shareholders' Equity
Current Liabilities                                                                           26,917,623          90,844,229
Long-term Liabilities                                                                         65,162,948         114,621,384
Capital and Reserves                                                                          41,561,592          41,561,592
Retained Earnings                                                                             49,626,224          29,638,273
Net Income for the Year                                                                       18,388,014          30,987,950

Total Liabilities and Shareholders' Equity                                                   201,656,401         307,653,428
----------------------------------------------------------------------------------------------------------------------------


Summarized Statements of Income as of December 31, 2002 and 2001
----------------------------------------------------------------------------------------------------------------------------

Operating Income
Operating Income                                                                              95,907,292         109,921,817
Operating Costs (Less)                                                                        44,634,454          48,638,776

Gross Margin                                                                                  51,272,838          61,283,041
----------------------------------------------------------------------------------------------------------------------------

Administration and Selling Expenses (Less)                                                    17,770,314          16,947,771

Operating Income                                                                              33,502,524          44,335,270
----------------------------------------------------------------------------------------------------------------------------

Non-operating Income
Non-operating Income                                                                           4,041,824           3,739,445
Non-operating Expenses (Less)                                                                 14,527,478          10,003,722
Price-level Restatement                                                                         (308,466)         (1,444,903)

Non-operating Income                                                                         (10,794,120)         (7,709,180)
----------------------------------------------------------------------------------------------------------------------------

Income before Taxes                                                                           22,708,404          36,626,090
----------------------------------------------------------------------------------------------------------------------------
Income Tax                                                                                     3,400,242           3,961,979
Deferred Income Tax                                                                              920,148           1,676,161

Net Income for the year                                                                       18,388,014          30,987,950
----------------------------------------------------------------------------------------------------------------------------

180_Telefonica CTC Chile 2002 Annual Report

Summarized Financial Statements of Subsidiaries
Compania de Telefonos de Chile - Transmisiones Regionales S.A.
As of December 31, 2002 and 2001

                                                                                                    2002                2001
Summarized Statement of Cash Flows as of December 31, 2002 and 2001                                ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------------


Net income (loss) for the year                                                                18,388,014          30,987,950
Charges (credits) to income that do not represent cash flows                                  12,890,855           9,851,710
(Increase) decrease in assets, that affect cash flows                                         55,813,394          (1,599,745)
Increase (decrease) in liabilities, that affect cash flows                                   (64,764,413)         (4,199,454)

Net cash provided by (used in) operating activities                                           22,327,850          35,040,461
----------------------------------------------------------------------------------------------------------------------------

Net cash flows provided by (used in) financing activities                                    (64,187,701)          9,128,494
Net cash flows provided by (used in) investment activities                                    40,993,760         (44,402,511)

Net cash flows (used) in the year                                                               (866,091)           (233,556)
----------------------------------------------------------------------------------------------------------------------------

Effect of inflation on cash and cash equivalents                                                 (52,384)           (102,532)

Net change in cash and cash equivalents                                                         (918,475)           (336,088)
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents - beginning of year                                                  1,508,115           1,844,203

Cash and cash equivalents - end of year                                                          589,640           1,508,115
----------------------------------------------------------------------------------------------------------------------------


                                     2002 Annual Report Telefonica CTC Chile_181

Summarized Financial Statements of Subsidiaries
Telefonica Empresas CTC Chile S.A. and Subsidiaries
As of December 31, 2002 and 2001

                                                                                                    2002                2001
Summarized Balance Sheets as of December 31, 2002 and 2001                                         ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------------

Assets
Current Assets                                                                                59,314,554         125,778,531
Property, Plant and Equipment                                                                 72,472,954         102,779,367
Other Assets                                                                                  52,121,991          59,708,080

Total Assets                                                                                 183,909,499         288,265,978
----------------------------------------------------------------------------------------------------------------------------


Liabilities and Shareholders' Equity
Current Liabilities                                                                           87,242,868         117,507,460
Long-term Liabilities                                                                         38,970,145          68,912,455
Minority Interest                                                                                 50,672          35,638,330
Capital and Reserves                                                                          48,243,496          48,757,203
Retained Earnings                                                                              2,674,466           6,994,236
Net Income for the Year                                                                        6,727,852          10,456,294

Total Liabilities and Shareholders' Equity                                                   183,909,499         288,265,978
----------------------------------------------------------------------------------------------------------------------------



Summarized Statements of Income as of December 31, 2002 and 2001
----------------------------------------------------------------------------------------------------------------------------

Operating Income
Operating Income                                                                             174,105,043         244,145,066
Operating Costs (Less)                                                                       135,700,612         192,810,642

Gross Margin                                                                                  38,404,431          51,334,424
----------------------------------------------------------------------------------------------------------------------------

Administration and Selling Expenses (Less)                                                    19,506,848          26,356,383

Operating Income                                                                              18,897,583          24,978,041
----------------------------------------------------------------------------------------------------------------------------

Non-operating Income
Non-operating Income                                                                          15,039,053           7,595,507
Non-operating Expenses (Less)                                                                 21,548,707          13,100,996
Price-level Restatement                                                                       (1,664,901)         (1,803,342)

Non-operating Income                                                                          (8,174,555)         (7,308,831)
----------------------------------------------------------------------------------------------------------------------------

Income before Taxes                                                                           10,723,028          17,669,210
----------------------------------------------------------------------------------------------------------------------------
Income Tax                                                                                     3,285,876           2,955,424
Deferred Income Tax                                                                              104,542             415,016
Minority Interest                                                                               (604,758)         (4,678,693)
Amortization Negative Goodwill                                                                        --               6,185

Net Income for the year                                                                        6,727,852          10,456,294
----------------------------------------------------------------------------------------------------------------------------


182_Telefonica CTC Chile 2002 Annual Report

Summarized Financial Statements of Subsidiaries
Telefonica Empresas CTC Chile S.A. and Subsidiaries
As of December 31, 2002 and 2001

                                                                                                    2002                2001
Summarized Statement of Cash Flows as of December 31, 2002 and 2001                                ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------------

Net income (loss) for the year                                                                 6,727,852          10,456,294
Income from sale of assets                                                                    (7,871,918)         (1,193,162)
Charges (credits) to income that do not represent cash flows                                  29,453,234          43,450,603
(Increase) decrease in assets, that affect cash flows                                           (189,732)         23,268,790
Increase (decrease) in liabilities, that affect cash flows                                    (6,295,806)          6,621,266

Net cash provided by (used in) operating activities                                           21,823,630          82,603,791
----------------------------------------------------------------------------------------------------------------------------

Net cash flows provided by (used in) financing activities                                    (36,064,113)        (40,464,630)
Net cash flows provided by (used in) investment activities                                    (4,610,863)        (40,173,413)

Net cash flows (used) in the year                                                            (18,851,346)          1,965,747
----------------------------------------------------------------------------------------------------------------------------

Effect of inflation on cash and cash equivalents                                                (377,233)           (727,837)

Net change in cash and cash equivalents                                                      (19,228,579)          1,237,910
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents - beginning of year                                                 20,652,303          19,414,394

Cash and cash equivalents - end of year                                                        1,423,724          20,652,303
----------------------------------------------------------------------------------------------------------------------------


                                     2002 Annual Report Telefonica CTC Chile_183

Summarized Financial Statements of Subsidiaries
Compania de Telecomunicaciones de Chile - Equipos y Servicios S.A. As of December 31, 2002 and 2001

                                                                                                    2002                2001
Summarized Balance Sheets as of December 31, 2002 and 2001                                         ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------------

Assets
Current Assets                                                                                12,477,364          15,839,145
Property, Plant and Equipment                                                                 41,213,928          45,048,228
Other Assets                                                                                      36,084             153,507

Total Assets                                                                                  53,727,376          61,040,880
----------------------------------------------------------------------------------------------------------------------------


Liabilities and Shareholders' Equity
Current Liabilities                                                                           18,907,131          25,608,137
Long-term Liabilities                                                                         11,492,624           6,260,282
Capital and Reserves                                                                             374,761             374,760
Retained Earnings                                                                             19,490,968          21,278,848
Net Income for the Year                                                                        3,461,892           7,518,486
Cumulative Deficit Development Period                                                                 --                 367

Total Liabilities and Shareholders' Equity                                                    53,727,376          61,040,880
----------------------------------------------------------------------------------------------------------------------------



Summarized Statements of Income as of December 31, 2002 and 2001
----------------------------------------------------------------------------------------------------------------------------

Operating Income
Operating Income                                                                              52,926,980          49,957,509
Operating Costs (Less)                                                                        43,801,367          35,837,830

Gross Margin                                                                                   9,125,613          14,119,679
----------------------------------------------------------------------------------------------------------------------------

Administration and Selling Expenses (Less)                                                     2,110,273           2,759,631

Operating Income                                                                               7,015,340          11,360,048
----------------------------------------------------------------------------------------------------------------------------

Non-operating Income
Non-operating Income                                                                              83,729              54,485
Non-operating Expenses (Less)                                                                  2,019,558           1,551,411
Price-level Restatement                                                                               80             136,703

Non-operating Income                                                                          (1,935,749)         (1,360,223)
----------------------------------------------------------------------------------------------------------------------------

Income before Taxes                                                                            5,079,591           9,999,825
----------------------------------------------------------------------------------------------------------------------------
Income Tax                                                                                       974,834           1,628,132
Deferred Income Tax                                                                              642,865             853,207

Net Income for the year                                                                        3,461,892           7,518,486
----------------------------------------------------------------------------------------------------------------------------


184_Telefonica CTC Chile 2002 Annual Report

Summarized Financial Statements of Subsidiaries
Compania de Telecomunicaciones de Chile - Equipos y Servicios S.A. As of December 31, 2002 and 2001


                                                                                                    2002                2001
Summarized Statement of Cash Flows as of December 31, 2002 and 2001                                ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------------

Net income (loss) for the year                                                                 3,461,892           7,518,486
Charges (credits) to income that do not represent cash flows                                  12,122,906          11,961,909
(Increase) decrease in assets, that affect cash flows                                         (3,679,369)         17,314,301
Increase (decrease) in liabilities, that affect cash flows                                    (5,643,704)        (10,525,695)

Net cash provided by (used in) operating activities                                            6,261,725          26,269,002
----------------------------------------------------------------------------------------------------------------------------

Net cash flows provided by (used in) financing activities                                       (341,362)        (19,702,663)
Net cash flows provided by (used in) investment activities                                    (5,769,876)         (6,902,431)

Net cash flows (used) in the year                                                                150,487            (336,092)
----------------------------------------------------------------------------------------------------------------------------

Effect of inflation on cash and cash equivalents                                                 (12,245)            (14,494)

Net change in cash and cash equivalents                                                          138,242            (350,586)
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents - beginning of year                                                    194,116             544,702

Cash and cash equivalents - end of year                                                          332,358             194,116
----------------------------------------------------------------------------------------------------------------------------


                                     2002 Annual Report Telefonica CTC Chile_185

Summarized Financial Statements of Subsidiaries
Compania de Telecomunicaciones de Chile - Isapre S.A.
As of December 31, 2002 and 2001

                                                                                                    2002                2001
Summarized Balance Sheets as of December 31, 2002 and 2001                                         ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------------

Assets
Current Assets                                                                                 1,067,727             786,923
Property, Plant and Equipment                                                                    236,240             246,596
Other Assets                                                                                     488,555             505,341

Total Assets                                                                                   1,792,522           1,538,860
----------------------------------------------------------------------------------------------------------------------------



Liabilities and Shareholders' Equity
Current Liabilities                                                                            1,203,313           1,328,350
Long-term Liabilities                                                                             52,564              58,684
Capital and Reserves                                                                           1,315,066             295,066
Retained Earnings                                                                               (143,240)             31,027
Net Loss for the year                                                                           (635,181)           (174,267)

Total Liabilities and Shareholders' Equity                                                     1,792,522           1,538,860
----------------------------------------------------------------------------------------------------------------------------



Summarized Statements of Income as of December 31, 2002 and 2001
----------------------------------------------------------------------------------------------------------------------------

Operating Income
Operating Income                                                                               6,094,744           7,299,474
Operating Costs (Less)                                                                         5,821,965           6,346,275

Gross Margin                                                                                     272,779             953,199
----------------------------------------------------------------------------------------------------------------------------

Administration and Selling Expenses (Less)                                                     1,030,753             993,604

Operating Income                                                                                (757,974)            (40,405)
----------------------------------------------------------------------------------------------------------------------------

Non-operating Income
Non-operating Income                                                                             186,166             316,225
Non-operating Expenses (Less)                                                                    123,898             499,230
Price-level Restatement                                                                            3,271               5,529

Non-operating Income                                                                              65,539            (177,476)
----------------------------------------------------------------------------------------------------------------------------

Income before Taxes                                                                             (692,435)           (217,881)
----------------------------------------------------------------------------------------------------------------------------
Deferred Income Tax                                                                              (57,254)            (43,614)

Net loss for the year                                                                           (635,181)           (174,267)
----------------------------------------------------------------------------------------------------------------------------


186_Telefonica CTC Chile 2002 Annual Report

Summarized Financial Statements of Subsidiaries
Compania de Telecomunicaciones de Chile - Isapre S.A.
As of December 31, 2002 and 2001

                                                                                                    2002                2001
Summarized Statement of Cash Flows as of December 31, 2002 and 2001                                ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------------

Net income (loss) for the year                                                                  (635,181)           (174,267)
Charges (credits) to income that do not represent cash flows                                     137,670              15,730
(Increase) decrease in assets, that affect cash flows                                           (313,443)           (265,907)
Increase (decrease) in liabilities, that affect cash flows                                       649,761             (30,948)

Net cash provided by (used in) operating activities                                             (161,193)           (455,392)
----------------------------------------------------------------------------------------------------------------------------

Net cash flows provided by (used in) financing activities                                        730,563                --
Net cash flows provided by (used in) investment activities                                      (523,844)            352,424

Net cash flows (used) in the year                                                                 45,526            (102,968)
----------------------------------------------------------------------------------------------------------------------------

Effect of inflation on cash and cash equivalents                                                  (2,422)             (1,856)

Net change in cash and cash equivalents                                                           43,104            (104,824)
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents - beginning of year                                                     50,139             154,964

Cash and cash equivalents - end of year                                                           93,243              50,139
----------------------------------------------------------------------------------------------------------------------------


                                     2002 Annual Report Telefonica CTC Chile_187

Summarized Financial Statements of Subsidiaries
Telefonica Movil de Chile S.A.
As of December 31, 2002 and 2001

                                                                                                    2002                2001
Summarized Balance Sheets as of December 31, 2002 and 2001                                         ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------------

Assets
Current Assets                                                                                70,252,131          62,239,552
Property, Plant and Equipment                                                                336,146,900         353,023,799
Other Assets                                                                                  13,175,795          13,896,753

Total Assets                                                                                 419,574,826         429,160,104
----------------------------------------------------------------------------------------------------------------------------



Liabilities and Shareholders' Equity
Current Liabilities                                                                           68,243,468          72,582,752
Long-term Liabilities                                                                        147,441,833         229,417,747
Capital and Reserves                                                                         199,991,563         175,484,046
Retained Earnings                                                                                     --         (21,782,053)
Net income (loss) for the year                                                                 3,897,962         (26,542,388)

Total Liabilities and Shareholders' Equity                                                   419,574,826         429,160,104
----------------------------------------------------------------------------------------------------------------------------



Summarized Statements of Income as of December 31, 2002 and 2001
----------------------------------------------------------------------------------------------------------------------------

Operating Income
Operating Income                                                                             215,483,413         192,407,892
Operating Costs (Less)                                                                       151,666,716         155,275,300

Gross Margin                                                                                  63,816,697          37,132,592
----------------------------------------------------------------------------------------------------------------------------

Administration and Selling Expenses (Less)                                                    47,261,497          50,204,351

Operating Income                                                                              16,555,200         (13,071,759)
----------------------------------------------------------------------------------------------------------------------------

Non-operating Income
Non-operating Income                                                                           1,546,308             852,253
Non-operating Expenses (Less)                                                                 12,935,518          24,052,890
Price-level Restatement                                                                         (610,348)          2,997,067

Non-operating Income                                                                         (11,999,558)        (20,203,570)
----------------------------------------------------------------------------------------------------------------------------

Income before Taxes                                                                            4,555,642         (33,275,329)
----------------------------------------------------------------------------------------------------------------------------
Income Tax                                                                                        34,675                  --
Deferred Income Tax                                                                              623,005          (6,732,941)

Net income (loss) for the year                                                                 3,897,962         (26,542,388)
----------------------------------------------------------------------------------------------------------------------------


188_Telefonica CTC Chile 2002 Annual Report

Summarized Financial Statements of Subsidiaries
Telefonica Movil de Chile S.A.
As of December 31, 2002 and 2001

                                                                                                    2002                2001
Summarized Statement of Cash Flows as of December 31, 2002 and 2001                                ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------------

Net income (loss) for the year                                                                 3,897,962         (26,542,388)
Charges (credits) to income that do not represent cash flows                                  59,342,134          49,296,020
(Increase) decrease in assets, that affect cash flows                                        (10,578,541)         54,586,195
Increase (decrease) in liabilities, that affect cash flows                                    (2,568,769)        (33,788,290)

Net cash provided by (used in) operating activities                                           50,092,786          43,551,537
----------------------------------------------------------------------------------------------------------------------------

Net cash flows provided by (used in) financing activities                                        731,187          90,877,894
Net cash flows provided by (used in) investment activities                                   (49,550,683)       (133,436,542)

Net cash flows (used) in the year                                                              1,273,290             992,889
----------------------------------------------------------------------------------------------------------------------------

Effect of inflation on cash and cash equivalents                                                 (90,938)            (28,587)

Net change in cash and cash equivalents                                                        1,182,352             964,302
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents - beginning of year                                                  2,001,417           1,037,115

Cash and cash equivalents - end of year                                                        3,183,769           2,001,418
----------------------------------------------------------------------------------------------------------------------------


                                     2002 Annual Report Telefonica CTC Chile_189

Summarized Financial Statements of Subsidiaries
Fundacion Telefonica Chile
As of December 31, 2002 and 2001

                                                                                                    2002                2001
Summarized Balance Sheets as of December 31, 2002 and 2001                                         ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------------

Assets
Current Assets                                                                                   648,016             491,049

Total Assets                                                                                     648,016             491,049
----------------------------------------------------------------------------------------------------------------------------


Liabilities and Shareholders' Equity
Current Liabilities                                                                              281,122             148,568
Capital and Reserves                                                                             400,928             400,929
Accumulated loss                                                                                 (58,449)                 --
Net income (loss) for the year                                                                    24,415             (58,448)

Total Liabilities and Shareholders' Equity                                                       648,016             491,049
----------------------------------------------------------------------------------------------------------------------------




Summarized Statements of Income as of December 31, 2002 and 2001
----------------------------------------------------------------------------------------------------------------------------

Operating Income
Operating Costs (Less)                                                                               415                  19

Gross Margin                                                                                        (415)                (19)
----------------------------------------------------------------------------------------------------------------------------

Administration and Selling Expenses (Less)                                                       604,295             336,625

Operating Income                                                                                (604,710)           (336,644)
----------------------------------------------------------------------------------------------------------------------------

Non-operating Income
Non-operating Income                                                                             632,143             282,671
Price-level Restatement                                                                           (3,018)             (4,476)

Non-operating Income                                                                             629,125             278,195
----------------------------------------------------------------------------------------------------------------------------

Income before Taxes                                                                               24,415             (58,448)
----------------------------------------------------------------------------------------------------------------------------

Net Income (loss) for the year                                                                    24,415             (58,448)
----------------------------------------------------------------------------------------------------------------------------


190_Telefonica CTC Chile 2002 Annual Report

Summarized Financial Statements of Subsidiaries
Fundacion Telefonica Chile
As of December 31, 2002 and 2001


                                                                                                    2002                2001
Summarized Statement of Cash Flows as of December 31, 2002 and 2001                                ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------------

Net income (loss) for the year                                                                    24,415             (58,448)
Charges (credits) to income that do not represent cash flows                                       3,017               4,476
(Increase) decrease in assets, that affect cash flows                                           (116,278)            359,595
Increase (decrease) in liabilities, that affect cash flows                                        10,875              73,970

Net cash provided by (used in) operating activities                                              (77,971)            379,593
----------------------------------------------------------------------------------------------------------------------------

Net cash flows provided by (used in) financing activities                                        120,221                  --
Net cash flows provided by (used in) investment activities                                            --            (127,516)

Net cash flows (used) in the year                                                                 42,250             252,077
----------------------------------------------------------------------------------------------------------------------------

Effect of inflation on cash and cash equivalents                                                 (15,687)            (13,073)

Net change in cash and cash equivalents                                                           26,563             239,004
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents - beginning of year                                                    491,049             252,045

Cash and cash equivalents - end of year                                                          517,612             491,049
----------------------------------------------------------------------------------------------------------------------------


                                     2002 Annual Report Telefonica CTC Chile_191

Summarized Financial Statements of Subsidiaries
Globus 120 S.A.
As of December 31, 2002 and 2001

                                                                                                    2002                2001
Summarized Balance Sheets as of December 31, 2002 and 2001                                         ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------------

Assets
Current Assets                                                                                 3,547,806           3,140,542
Property, Plant and Equipment                                                                  8,248,543           8,666,187
Other Assets                                                                                     266,199             394,561

Total Assets                                                                                  12,062,548          12,201,290
----------------------------------------------------------------------------------------------------------------------------


Liabilities and Shareholders' Equity
Current Liabilities                                                                            7,069,409           7,148,588
Long-term Liabilities                                                                          3,030,724           4,201,606
Capital and Reserves                                                                             279,350             279,350
Accumulated Loss                                                                                 571,748              39,864
Net Income for the Year                                                                        1,111,317             531,882

Total Liabilities and Shareholders' Equity                                                    12,062,548          12,201,290
----------------------------------------------------------------------------------------------------------------------------



Summarized Statements of Income as of December 31, 2002 and 2001
----------------------------------------------------------------------------------------------------------------------------

Operating Income
Operating Income                                                                               5,384,569           6,027,487
Operating Costs (Less)                                                                         3,031,235           3,726,223

Gross Margin                                                                                   2,353,334           2,301,264
----------------------------------------------------------------------------------------------------------------------------

Administration and Selling Expenses (Less)                                                     1,152,550           1,332,065

Operating Income                                                                               1,200,784             969,199
----------------------------------------------------------------------------------------------------------------------------

Non-operating Income
Non-operating Income                                                                             105,704              47,634
Non-operating Expenses (Less)                                                                    150,583             253,633
Price-level Restatement                                                                           77,664            (226,321)

Non-operating Income                                                                              32,785            (432,320)
----------------------------------------------------------------------------------------------------------------------------

Income before Taxes                                                                            1,233,569             536,879
----------------------------------------------------------------------------------------------------------------------------
Income Tax                                                                                       193,393             209,422
Deferred Income Tax                                                                              (71,141)           (204,425)

Net Income for the year                                                                        1,111,317             531,882
----------------------------------------------------------------------------------------------------------------------------


192_Telefonica CTC Chile 2002 Annual Report

Summarized Financial Statements of Subsidiaries
Globus 120 S.A.
As of December 31, 2002 and 2001


                                                                                                    2002                2001
Summarized Statement of Cash Flows as of December 31, 2002 and 2001                                ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------------

Net income (loss) for the year                                                                 1,111,317             531,882
Charges (credits) to income that do not represent cash flows                                     394,294             692,256
(Increase) decrease in assets, that affect cash flows                                            568,968           4,988,120
Increase (decrease) in liabilities, that affect cash flows                                      (199,924)         (5,219,107)

Net cash provided by (used in) operating activities                                            1,874,655             993,151
----------------------------------------------------------------------------------------------------------------------------

Net cash flows provided by (used in) financing activities                                     (1,172,388)         (1,045,370)
Net cash flows provided by (used in) investment activities                                      (652,979)                 --

Net cash flows (used) in the year                                                                 49,288             (52,219)
----------------------------------------------------------------------------------------------------------------------------

Effect of inflation on cash and cash equivalents                                                  (1,294)             (1,628)

Net change in cash and cash equivalents                                                           47,994             (53,847)
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents - beginning of year                                                     34,545              88,392

Cash and cash equivalents - end of year                                                           82,539              34,544
----------------------------------------------------------------------------------------------------------------------------


                                     2002 Annual Report Telefonica CTC Chile_193

Summarized Financial Statements of Subsidiaries
Telefonica Gestion de Servicios Compartidos Chile S.A.
As of December 31, 2002 and 2001

                                                                                                    2002                2001
Summarized Balance Sheets as of December 31, 2002 and 2001                                         ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------------

Assets
Current Assets                                                                                 3,331,590           2,019,954
Other Assets                                                                                   2,789,661           1,794,991

Total Assets                                                                                   6,121,251           3,814,945
----------------------------------------------------------------------------------------------------------------------------


Liabilities and Shareholders' Equity
Current Liabilities                                                                            4,135,837           1,254,164
Long-term Liabilities                                                                          1,438,160           1,872,582
Capital and Reserves                                                                           1,047,510           1,047,510
Accumulated loss                                                                                (359,312)           (366,477)
Net income (loss) for the year                                                                  (140,944)              7,166

Total Liabilities and Shareholders' Equity                                                     6,121,251           3,814,945
----------------------------------------------------------------------------------------------------------------------------



Summarized Statements of Income as of December 31, 2002 and 2001

Operating Income
Operating Income                                                                              11,403,132           2,180,837
Operating Costs (Less)                                                                         8,632,798           2,176,069

Gross Margin                                                                                   2,770,334               4,768
----------------------------------------------------------------------------------------------------------------------------

Administration and Selling Expenses (Less)                                                     2,620,096                  --

Operating Income                                                                                 150,238               4,768
----------------------------------------------------------------------------------------------------------------------------

Non-operating Income
Non-operating Income                                                                              23,645              16,247
Non-operating Expenses (Less)                                                                    361,187                  31
Price-level Restatement                                                                           14,580             (11,162)

Non-operating Income                                                                            (322,962)              5,054
----------------------------------------------------------------------------------------------------------------------------

Income before Taxes                                                                             (172,724)              9,822
----------------------------------------------------------------------------------------------------------------------------
Deferred Income Tax                                                                              (31,780)              2,656

Net income (loss) for the year                                                                  (140,944)              7,166
----------------------------------------------------------------------------------------------------------------------------


194_Telefonica CTC Chile 2002 Annual Report

Summarized Financial Statements of Subsidiaries
Telefonica Gestion de Servicios Compartidos Chile S.A.
As of December 31, 2002 and 2001

                                                                                                    2002                2001
Summarized Statement of Cash Flows as of December 31, 2002 and 2001                                ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------------

Net income (loss) for the year                                                                  (140,944)              7,166
Charges (credits) to income that do not represent cash flows                                    (990,210)            453,289
(Increase) decrease in assets, that affect cash flows                                           (464,681)           (780,840)
Increase (decrease) in liabilities, that affect cash flows                                     2,479,029             549,076

Net cash provided by (used in) operating activities                                              883,194             228,691
----------------------------------------------------------------------------------------------------------------------------

Net cash flows provided by (used in) financing activities                                             --            (199,413)
Net cash flows provided by (used in) investment activities                                      (892,883)                 --

Net cash flows (used) in the year                                                                 (9,689)             29,278
----------------------------------------------------------------------------------------------------------------------------

Effect of inflation on cash and cash equivalents                                                  (1,485)                (59)

Net change in cash and cash equivalents                                                          (11,174)             29,219
----------------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents - beginning of year                                                     29,218                  --

Cash and cash equivalents - end of year                                                           18,044              29,219
----------------------------------------------------------------------------------------------------------------------------


                                     2002 Annual Report Telefonica CTC Chile_195

Summarized Financial Statements of Subsidiaries
Telemergencia S.A.
As of December 31, 2002 and 2001

                                                                                                    2002                2001
Summarized Balance Sheets as of December 31, 2002 and 2001                                         ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------------

Assets
Current Assets                                                                                 2,532,741                  --
Property, Plant and Equipment                                                                  3,958,089                  --

Total Assets                                                                                   6,490,830                  --
----------------------------------------------------------------------------------------------------------------------------


Liabilities and Shareholders' Equity
Current Liabilities                                                                            7,055,409                  --
Capital and Reserves                                                                           1,125,000                  --
Loss for the Year                                                                             (1,689,579)                 --

Total Liabilities and Shareholders' Equity                                                     6,490,830                  --
----------------------------------------------------------------------------------------------------------------------------


Summarized Statements of Income as of December 31, 2002 and 2001
----------------------------------------------------------------------------------------------------------------------------

Operating Income
Operating Income                                                                               2,335,878                  --
Operating Costs (Less)                                                                         1,750,570                  --

Gross Margin                                                                                     585,308                  --
----------------------------------------------------------------------------------------------------------------------------

Administration and Selling Expenses (Less)                                                     2,712,623                  --

Operating Income                                                                              (2,127,315)                 --
----------------------------------------------------------------------------------------------------------------------------

Non-operating Income
----------------------------------------------------------------------------------------------------------------------------
Non-operating Income                                                                               2,584                  --
Non-operating Expenses (Less)                                                                     33,927                  --
Price-level Restatement                                                                          104,652                  --

Non-operating Income                                                                              73,309                  --
----------------------------------------------------------------------------------------------------------------------------

Income before Taxes                                                                           (2,054,006)                 --
----------------------------------------------------------------------------------------------------------------------------
Deferred Income Tax                                                                             (364,427)                 --

Loss for the year                                                                             (1,689,579)                 --
----------------------------------------------------------------------------------------------------------------------------


196_Telefonica CTC Chile 2002 Annual Report

Summarized Financial Statements of Subsidiaries
Telemergencia S.A.
As of December 31, 2002 and 2001

                                                                                                    2002                2001
Summarized Statement of Cash Flows as of December 31, 2002 and 2001                                ThCh$               ThCh$
----------------------------------------------------------------------------------------------------------------------------

Net income (Loss) for the year                                                                (1,689,579)                 --
Charges (credits) to income that do not represent cash flows                                     667,639                  --
(Increase) decrease in assets, that affect cash flows                                         (6,804,024)                 --
Increase (decrease) in liabilities, that affect cash flows                                     7,419,836                  --

Net cash provided by (used in) operating activities                                             (406,128)                 --
----------------------------------------------------------------------------------------------------------------------------

Net cash flows provided by (used in) financing activities                                      5,528,129                  --
Net cash flows provided by (used in) investment activities                                    (5,094,807)                 --

Net cash flows (used) in the year                                                                 27,194                  --
----------------------------------------------------------------------------------------------------------------------------

Effect of inflation on cash and cash equivalents                                                     (49)                 --

Net change in cash and cash equivalents                                                           27,145                  --
----------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents - end of year                                                           27,145                  --
----------------------------------------------------------------------------------------------------------------------------


                                     2002 Annual Report Telefonica CTC Chile_197
                                                                financial review

                                                                    and exhibits







                                [PHOTO OMITTED]







198_Telefonica CTC Chile, S. A. 2002 Annual Report

Financial Review and Exhibits

Selected Financial Data - Consolidated
(Millions of Chilean pesos as of 12/31/02)

                                                   1998           1999           2000           2001           2002           2002
                                                                                                                            US$ (4)
-----------------------------------------------------------------------------------------------------------------------------------

Operating revenues                              863,170        945,398        899,054        920,035        863,149        1,201.1
Operating costs and expenses                   (594,563)      (819,104)      (830,149)      (778,558)      (732,651)      (1,019.5)
Financial expenses                              (77,467)       (97,723)      (111,149)       (96,255)       (81,472)        (113.4)
EBITDA                                          462,895        357,683        318,252        396,981        391,533          544.8
Depreciation y amortization (1)                (207,080)      (247,315)      (305,891)      (271,715)      (285,697)        (397.6)
Operating income                                268,606        126,294         68,905        141,477        130,498          181.6
Net income                                      148,413        (56,107)      (121,086)         4,235        (17,680)         (24.6)
Cash flow (2)                                   443,480        335,545        314,714        362,684        331,206          460.9
Paid-in capital                                 736,469        736,469        736,469        736,469        736,469        1,024.9
Equity                                        1,487,983      1,422,076      1,300,814      1,305,297      1,286,690        1,790.5
Long term liabilities                         1,158,430      1,484,093      1,241,499      1,256,997      1,021,120        1,421.0
Capital expenditures (US$ millions) (3)             615            589            349            291            204             --
-----------------------------------------------------------------------------------------------------------------------------------

(1)   Includes amortization of negative goodwill.

(2) Consolidated income + Depreciation + Amortization of negative goodwill - Monetary correction from balance sheet accounts - Financial income + Financial expenses - Results from related companies + Dividend received.

(3) Expressed in millions of nominal US dollars. Including investment in fixed assets.

(4) Figures in millions of US dollars. Observed exchange rate as of 12/31/02, US$ 1 = Ch$718.61.



          Operating costs and expenses
          (millions of Ch$ as of 12/31/02)

                                 [GRAPH OMITTED]

                                Other operating
            Depreciation        costs and expenses
            ------------        ------------------
               261,035               471,616              2002
               255,504               523,055              2001
               249,347               601,403              2000
               231,390               587,715              1999
               194,289               400,274              1998


          EBITDA and EBITDA margin
          (millions of Ch$ as of 12/31/02)

                                 [GRAPH OMITTED]

                EBITDA            EBITDA Margin
                ------            -------------
               391,533                45.4%               2002
               396,981                43.1%               2001
               318,251                35.4%               2000
               357,683                37.8%               1999
               462,895                53.6%               1998


                                    2002 Annual Report  Telefonica CTC Chile_199

Consolidated Operating Revenues
(Millions of Chilean pesos as of 12/31/02)

                                                    1998        1999        2000        2001        2002   Change (%)       2002
                                                                                                                02/01    US$ (1)
--------------------------------------------------------------------------------------------------------------------------------

Fixed Telephony                                  543,018     473,592     429,099     412,467     381,227        -7.6%      530.5
--------------------------------------------------------------------------------------------------------------------------------
Primary Service                                  475,061     423,667     388,003     370,070     353,118        -4.6%      491.4
   Telephone line service fee                    191,387     175,714     169,695     164,094     158,733        -3.3%      220.9
   Variable charge                               212,869     185,369     174,137     167,464     156,447        -6.6%      217.7
   Connections & Instalations                     18,784       9,510       8,886       8,021       6,960       -13.2%        9.7
   Value added services                           22,258      21,785      17,720      17,473      17,163        -1.8%       23.9
   Terminal equipment marketing                   19,855      17,785       8,498       7,388       4,967       -32.8%        6.9
   Other fixed telephony revenues                  9,908      13,505       9,068       5,630       8,848        57.2%       12.3
Access charges and interconnections               50,064      33,671      26,379      24,267      23,265        -4.1%       32.4
   long distance interconncetions                 30,620      16,031      12,687      13,617      12,949        -4.9%       18.0
   International long distance                    19,445      17,640      13,693      10,650      10,316        -3.1%       14.4
Directory advertising                             17,892      16,253      14,717      18,130       4,844       -73.3%        6.7

Long Distance                                    107,662      82,730      76,328      81,900      74,731        -8.8%      104.0
--------------------------------------------------------------------------------------------------------------------------------

Mobile Communications                             94,067     171,881     183,147     184,173     206,932        12.4%      288.0
--------------------------------------------------------------------------------------------------------------------------------
   Outgoing traffic, equipment
      sales and other revenues                    94,067     117,170     105,657     102,955     120,894        17.4%      168.2
   Interconnection from Calling Party Pays            --      54,711      77,490      81,218      86,038         5.9%      119.7

Corporate Customer Communications (2)                 --      41,774      59,710      72,335      86,206        19.2%      120.0
--------------------------------------------------------------------------------------------------------------------------------

Other Business                                   118,424     175,422     150,769     169,160     114,053       -32.6%      158.7
--------------------------------------------------------------------------------------------------------------------------------
   Public Telephones                              23,131      22,890      19,761      16,056      12,078       -24.8%       16.8
   Interior installation and equipment
      marketing                                   34,182      27,799      26,842      26,371      28,243         7.1%       39.3
   Information System Services (Sonda)                --     102,039      96,826     112,828      62,322       -44.8%       86.7
   Other operating revenues                       61,111      22,694       7,341      13,905      11,410       -17.9%       15.9

Total Operating Revenues                         863,170     945,398     899,054     920,035     863,149        -6.2%    1,201.1
--------------------------------------------------------------------------------------------------------------------------------

(1) Figures in millions of US dollars. Observed exchange rate as of 12/31/02, US$ 1 = Ch$ 718,61.

(2) In 1998, revenues from Corporate Customer Communications are included under Terminal Equipment Marketing and Other Operating Revenues.


200_Telefonica CTC Chile 2002 Annual Report

Consolidated Income Statement
(Millions of Chilean pesos as of 12/31/02)

Description                                          1998         1999        2000        2001        2002   Change (%)       2002
                                                                                                                 02/01      US$ (1)
----------------------------------------------------------------------------------------------------------------------------------
+     Operating revenues                          863,170      945,398     899,054     920,035     863,149       -6.2%     1,201.1
-     Operating expenses                         (400,274)    (587,715)   (580,803)   (523,055)   (471,616)      -9.8%      (656.3)
         Salaries                                 (70,959)    (106,295)   (103,372)   (101,149)    (79,566)     -21.3%      (110.7)
         Other operating costs                   (181,210)    (334,307)   (344,309)   (285,426)   (261,635)      -8.3%      (364.1)
         Sales and administrative expenses       (148,106)    (147,113)   (133,121)   (136,479)   (130,415)      -4.4%      (181.5)
=     EBITDA                                      462,895      357,683     318,252     396,981     391,533       -1.4%       544.8
-     Depreciation                               (194,289)    (231,390)   (249,347)   (255,504)   (261,035)       2.2%      (363.2)
=     Operating income                            268,606      126,294      68,905     141,477     130,498       -7.8%       181.6
+     Financial income                             11,766       15,232      12,414      18,743      16,691      -10.9%        23.2
+/-   Results from related companies                2,656        1,794        (981)        612       2,355      284.9%         3.3
-     Amortization of negative goodwill           (12,792)     (15,926)    (56,545)    (16,211)    (24,662)      52.1%       (34.3)
-     Financial expenses                          (77,467)     (97,723)   (111,149)    (96,255)    (81,472)     -15.4%      (113.4)
+     Other non-operating income                   14,355       46,339      45,361      15,572      13,222      -15.1%        18.4
-     Other non-operating expenses                (20,494)     (50,962)    (49,202)    (45,133)    (37,880)     -16.1%       (52.7)
+     Monetary correction                         (32,833)     (62,337)    (32,590)      2,131      (8,953)    -520.1%       (12.5)
=     Income before tax                           153,797      (37,290)   (123,787)     20,935       9,799      -53.2%        13.6
-     Income tax                                   (5,062)     (13,351)     (5,764)    (11,769)    (26,717)     127.0%       (37.2)
=     Consolidated income                         148,735      (50,641)   (118,023)      9,166     (16,918)    -284.6%       (23.5)
-     Minority interest                              (369)      (5,527)     (3,270)     (4,938)       (762)     -84.6%        (1.1)
=     Realized net income                         148,366      (56,168)   (121,294)      4,228     (17,680)    -518.1%       (24.6)
+     Amortization of positive goodwill                47           61         207           6           0        n.a.         0.0
=     Net income                                  148,413      (56,107)   (121,086)      4,235     (17,680)    -517.5%       (24.6)
----------------------------------------------------------------------------------------------------------------------------------

Consolidated income                               148,735      (50,641)   (118,023)      9,166     (16,918)    -284.6%       (23.5)
+     Depreciation                                194,289      231,390     249,346     255,504     261,035        2.2%       363.2
+     Amortization of negative goodwill            12,792       15,926      56,545      16,211      24,662       52.1%        34.3
-     Monetary correction from balance
         sheet accounts                            24,073       57,669      26,687       6,705      (2,047)    -130.5%        (2.8)
-     Financial income                            (11,766)     (15,232)    (12,414)    (18,743)    (16,691)     -10.9%       (23.2)
+     Financial expenses                           77,467       97,723     111,149      96,255      81,472      -15.4%       113.4
-     Results from related companies               (2,656)      (1,794)        981        (612)     (2,355)     284.9%        (3.3)
+     Dividends received                              547          503         441           0          45        n.a.         0.1
=     Cash flow                                   443,481      335,543     314,712     364,487     329,203       -9.7%       458.1
----------------------------------------------------------------------------------------------------------------------------------

(1) Figures in millions of US dollars. Observed exchange rate as of 12/31/02, US$ 1 = Ch$ 718,61.

                                    2002 Annual Report  Telefonica CTC Chile_201

Consolidated Balance Sheet
(Millions of Chilean pesos as of 12/31/02)

                                                   1998           1999           2000           2001           2002            2002
                                                                                                                             US$ (1)
-----------------------------------------------------------------------------------------------------------------------------------
Current assets                                  501,425        604,944        630,670        657,216        446,384           621.2
   Cash                                           6,514         18,285         18,910         19,324         16,842            23.4
   Time deposits and marketable securities       41,360         47,209        127,872         71,585         79,231           110.3
   Accounts receivable                          184,163        183,771        130,560        251,114        206,606           287.5
   Notes receivable                              10,897         12,393          5,237          5,260          6,024             8.4
   Sundry debtors                                21,984         39,034         39,030         35,609         25,071            34.9
   Accounts and notes receivable from
     related companies                           10,188         33,597         13,895          5,582         17,114            23.8
   Inventories                                   30,664         24,124         27,212         32,378         14,360            20.0
   Other current assets                         195,655        246,533        267,956        236,365         81,135           112.9
Property, plant and equipment                 2,246,064      2,365,388      2,212,891      2,124,009      1,939,044         2,698.3
   Gross property, plant and equipment        3,486,171      3,785,400      3,843,065      3,918,164      3,907,909         5,438.2
   Accumulated depreciation                  (1,240,107)    (1,420,013)    (1,630,174)    (1,794,155)    (1,968,865)       (2,739.8)
Other assets                                    387,614        428,404        326,748        309,075        302,946           421.6
   Investment in related companies               32,853         37,326         14,466         16,313         42,455            59.1
   Other                                        354,761        391,078        312,282        292,762        260,491           362.5

Total assets                                  3,135,103      3,398,735      3,170,309      3,090,301      2,688,373         3,741.1
-----------------------------------------------------------------------------------------------------------------------------------

Current liabilities                             487,734        456,215        591,146        491,334        379,421           528.0
   Bank borrowings - short term                  37,132         15,921         21,424         20,652          9,191            12.8
   Current maturities of long term debt         231,329        104,693        212,605        112,958        146,291           203.6
   Debentures                                    29,521         34,748         37,535         38,651         21,704            30.2
   Accounts and notes payable                    91,734        194,598        214,128        236,944        158,862           221.1
   Due to related companies                      39,452         47,825         55,489         17,573         11,976            16.7
   Other current liabilities                     58,567         58,430         49,965         64,557         31,396            43.7
Long term liabilities                         1,158,430      1,484,093      1,241,499      1,256,997      1,021,120         1,421.0
   Bank borrowings                              625,697        742,982        550,117        549,112        416,568           579.7
   Debentures                                   324,888        572,601        558,936        567,826        512,193           712.8
   Other long term liabilities                  207,845        168,510        132,446        140,059         92,360           128.5
Minority interest                                   956         36,352         36,850         36,673          1,142             1.6
Equity                                        1,487,983      1,422,076      1,300,814      1,305,297      1,286,690         1,790.5
   Paid-in capital                              736,469        736,469        736,469        736,469        736,469         1,024.9
   Reserves                                     114,567        115,083        114,972        115,712        116,437           162.0
Accumulated earnings                            524,931        628,780        570,459        448,881        451,465           628.2
   Net income                                   148,413        (56,106)      (121,086)         4,235        (17,680)          (24.6)
   Interim dividends                            (36,396)        (2,150)            --             --             --            --

Total liabilities                             3,135,103      3,398,735      3,170,309      3,090,301      2,688,373         3,741.1
-----------------------------------------------------------------------------------------------------------------------------------

(1) Figures in millions of US$ dollars. Observed exchange rate as of 12/31/02, US$ 1 = Ch$ 718,61.


202_Telefonica CTC Chile 2002 Annual Report

Economic / Financial Indicators- Consolidated

                                                                   1998           1999           2000           2001           2002
-----------------------------------------------------------------------------------------------------------------------------------
EBITDA margin (1)                                                  53.6%          37.8%          35.4%          43.1%          45.4%
Financial expenses / Operating revenues                            -9.0%         -10.3%         -12.4%         -10.5%          -9.4%
Return on assets (2)                                               12.9%           5.6%           2.9%           6.4%           6.1%
Return on equity (3)                                               12.5%          -3.8%          -8.5%           0.3%          -1.4%
Liquidity (times) (4)                                               1.03          1.33           1.07           1.34           1.18
Self-financing of investment (5)                                  114.3%          92.1%         148.2%         184.8%         225.1%
Leverage ratio (times) (6)                                          1.11          1.36           1.41           1.34           1.09
Debt repayment capacity (times) (7)                                 2.6            4.4            3.9            3.5            3.1
-----------------------------------------------------------------------------------------------------------------------------------

(1)   Operating income + Depreciation / Operating revenues
(2)   Opearting income / Property, plant and equipment (beginning of period)
(3)   Net income / Equity (beginning of period)
(4)   Current assets / Current liabilities
(5)   Cash flow - Dividends paid / Capital expenditures
(6)   Current liabilities + Long term liabilities / Equity
(7)   Long term liabilities / Cash flow

Chilean Economy
(Revised series)

                                                                   1998           1999           2000           2001           2002
-----------------------------------------------------------------------------------------------------------------------------------
Gross domestic product (billions of Ch$ of each year)            36,535         37,164         40,436         42,192         44,284
Gross domestic product (billions of Ch$ as of 1996)              34,377         34,041         35,533         36,533         37,241
Gross domestic product per capita (nominal US$)                   5,355          4,864          4,927          4,315          4,123
Gross domestic product growth (%)                                   3.2%          -1.0%           4.4%           2.8%           1.9%
Current account / GDP (%)                                          -5.1%          -0.4%          -1.4%          -1.9%          -0.6%
Domestic savings / GDP (%)                                         21.8%          21.2%          20.7%          19.6%          19.6%
Investment / GDP (%)                                               26.1%          21.1%          21.0%          21.4%          20.2%
Net debt / GDP (%)                                                 39.9%          46.8%          49.2%          56.9%          64.1%
Short term liabilities / Reserves (%)                              26.0%          27.2%          43.4%          45.4%          41.9%
Annual average exchange rate (Ch$ / US$)                          460.29         508.78         539.49         634.88         688.94
Unemployement (%)                                                   6.2%           9.7%           9.2%           9.2%           9.0%

Index (1)
GDP deflactor                                                     513.74         531.54         550.96         562.79         579.36
Consumer prices (Annual average)                                   97.78         101.04         104.93         108.67         111.38
-----------------------------------------------------------------------------------------------------------------------------------

(1)   Growth rates.


                                    2002 Annual Report  Telefonica CTC Chile_203

Selected Financial Data - Individual
(Millions of Chilean pesos as of 12/31/02)

                                                   1998           1999           2000           2001           2002           2002
                                                                                                                            US$ (4)
-----------------------------------------------------------------------------------------------------------------------------------
Operating revenues                              602,663        518,026        466,834        461,964        433,090          602.7
Operating costs and expenses                   (407,869)      (474,759)      (452,249)      (389,019)      (381,263)        (530.6)
Financial expenses                              (77,153)       (95,992)      (104,765)       (95,595)       (82,884)        (115.3)
EBITDA                                          354,944        211,598        185,318        238,200        224,137          311.9
Depreciation and amortization (1)              (171,989)      (181,671)      (222,261)      (176,727)      (183,674)        (255.6)
Operating income                                194,795         43,267         14,585         72,945         51,827           72.1
Net income                                      148,413        (56,106)      (121,086)         4,235        (17,680)         (24.6)
Cash flow (2)                                   335,833        277,857        287,475        248,356        217,108          302.1
Paid-in capital                                 736,468        736,468        736,468        736,468        736,468        1,024.9
Equity                                        1,487,983      1,422,076      1,300,814      1,305,296      1,286,690        1,790.5
Long term liabilities                         1,087,175      1,348,221      1,088,813      1,223,950      1,009,192        1,404.4
Capital expenditures (US$ millions) (3)             412            303            151            137             72
-----------------------------------------------------------------------------------------------------------------------------------

(1)   Includes amortization of negative goodwill.
(2) Consolidated income + Depreciation + Amortization of negative goodwill - Monetary correction from balance sheet accounts - Financial income + Financial expenses - Results from related companies + Dividend received.
(3) Expressed in millions of nominal US dollars. Including investment in fixed assets.
(4) Figures in millions of US dollars. Observed exchange rate as of 12/31/02, US$ 1 = Ch$ 718,61.


204_Telefonica CTC Chile 2002 Annual Report

Individual Income Statement
(Millions of Chilean pesos as of 12/31/02)

Description                                          1998         1999        2000        2001        2002   Change (%)       2002
                                                                                                                 02/01      US$ (1)
----------------------------------------------------------------------------------------------------------------------------------
+     Operating revenues                          602,663      518,026     466,834     461,964     433,090       -6.3%       602.7
-     Operating expenses                         (247,719)    (306,428)   (281,517)   (223,765)   (208,953)      -6.6%      (290.8)
         Salaries                                 (55,903)     (65,190)    (53,125)    (48,112)    (35,321)     -26.6%       (49.2)
         Other operating costs                   (110,094)    (128,260)   (146,170)   (108,559)   (116,550)       7.4%      (162.2)
         Sales and administrative expenses        (81,722)    (112,979)    (82,221)    (67,093)    (57,082)     -14.9%       (79.4)
=     EBITDA                                      354,944      211,598     185,318     238,200     224,137       -5.9%       311.9
-     Depreciation                               (160,150)    (168,331)   (170,733)   (165,254)   (172,310)       4.3%      (239.8)
=     Operating income                            194,795       43,267      14,585      72,946      51,827      -29.0%        72.1
+     Financial income                             20,314       25,731      25,170      34,365      32,303       -6.0%        45.0
+/-   Results from related companies               64,702       55,985     (12,915)     23,076      31,585       36.9%        44.0
-     Amortization of negative goodwill           (11,840)     (13,341)    (51,528)    (11,473)    (11,364)      -1.0%       (15.8)
-     Financial expenses                          (77,153)     (95,992)   (104,765)    (95,595)    (82,884)     -13.3%      (115.3)
+     Other non-operating income                    9,427       22,310      62,108      18,062       5,953      -67.0%         8.3
-     Other non-operating expenses                (22,176)     (39,803)    (32,145)    (31,748)    (21,472)     -32.4%       (29.9)
+     Monetary correction                         (29,482)     (53,976)    (27,498)      2,480      (6,566)    -364.7%        (9.1)
=     Income before tax                           148,586      (55,819)   (126,989)     12,113        (618)    -105.1%        (0.9)
-     Income tax                                     (173)        (287)      5,903      (7,878)    (17,062)     116.6%       (23.7)
=     Net income                                  148,413      (56,106)   (121,086)      4,235     (17,680)    -517.4%       (24.6)
+     Depreciation                                160,150      168,331     170,733     165,254     172,310        4.3%       239.8
+     Amortization of negative goodwill            11,840       13,341      51,528      11,473      11,364       -1.0%        15.8
-     Monetary correction from balance
         sheet accounts                            22,744       51,378      24,007       5,259      (2,879)    -154.7%        (4.0)
-     Financial income                            (20,314)     (25,731)    (25,170)    (34,365)    (32,303)      -6.0%       (45.0)
+     Financial expenses                           77,153       95,992     104,765      95,595      82,884      -13.3%       115.3
+/-   Results from related companies              (64,702)     (55,985)     12,915     (23,076)    (31,585)      36.9%       (44.0)
+     Dividends received                              548       86,637      69,783      23,981      34,997       45.9%        48.7
=     Cash flow                                   335,833      277,857     287,475     248,356     217,108      -12.6%       302.1
----------------------------------------------------------------------------------------------------------------------------------

(1) Figures in millions of US dollars. Observed exchange rate as of 12/31/02, US$ 1 = Ch$ 718,61.


                                    2002 Annual Report  Telefonica CTC Chile_205

Individual Balance Sheet
(Millions of Chilean pesos as of 12/31/02)

                                                   1998           1999           2000           2001           2002            2002
                                                                                                                             US$ (1)
-----------------------------------------------------------------------------------------------------------------------------------

Curent assets                                   434,497        423,753        507,791        532,986        398,960           555.2
   Cash                                           1,912          6,391         10,665         10,335         10,979            15.3
   Time deposits and marketable securities       41,323         27,479         90,194         32,724         69,228            96.3
   Accounts receivable                          107,025        110,130         59,096        112,747        110,076           153.2
   Notes receivable                               4,355          6,865          1,615          1,687          2,337             3.3
   Sundry debtors                                13,874         22,667         30,121         24,092         20,347            28.3
   Accounts and notes receivable from
     related companies                          149,858        133,125        133,216        128,750        123,089           171.3
   Inventories                                   12,098          6,963         12,527         17,967          7,970            11.1
   Other current assets                         104,053        110,133        170,357        204,684         54,935            76.4
Property, plant and equipment                 1,820,809      1,770,172      1,579,777      1,504,342      1,374,028         1,912.1
   Gross property, plant and equipment        2,907,632      2,963,488      2,910,916      2,971,882      3,006,857         4,184.3
   Accumulated depreciation                  (1,086,823)    (1,193,316)    (1,331,139)    (1,467,540)    (1,632,829)       (2,272.2)
Other assets                                    797,671        922,750        803,968        861,462        867,800         1,207.6
  Investment in related companies               395,507        449,514        347,350        334,361        406,729           566.0
  Negative Goodwill                             250,297        237,207        184,766        177,293        165,929           230.9
  Accounts and notes receivable from
     related companies                           73,624        170,397        196,566        287,146        243,759           339.2
   Other                                         78,243         65,633         75,286         62,662         51,382            71.5

Total assets                                  3,052,978      3,116,676      2,891,535      2,898,791      2,640,788         3,674.9
-----------------------------------------------------------------------------------------------------------------------------------

Current liabilities                             477,819        346,380        501,909        369,544        344,907           480.0
   Bank borrowings - short term                  10,974         10,749         10,750         10,791          9,191            12.8
   Current maturities of long term debt         231,217         82,651        185,378         98,928        146,291           203.6
   Debentures                                    29,521         34,748         37,535         38,651         21,704            30.2
   Accounts and notes payable                    23,193         76,258         77,003        112,580         80,718           112.3
   Due to related companies                     143,658        111,536        167,038         61,740         67,808            94.4
   Other current liabilities                     39,256         30,438         24,204         46,854         19,195            26.7
Long term liabilities                         1,087,175      1,348,221      1,088,813      1,223,950      1,009,192         1,404.4
   Bank borrowings                              600,228        702,451        473,429        525,297        416,568           579.7
 Debentures                                     324,888        572,601        558,937        567,826        512,193           712.8
   Other long term liabilities                  162,059         73,169         56,447        130,828         80,431           111.9
Equity                                        1,487,983      1,422,076      1,300,814      1,305,296      1,286,690         1,790.5
   Paid-in capital                              736,469        736,469        736,469        736,469        736,469         1,024.9
   Reserves                                     114,567        115,083        114,972        115,711        116,436           162.0
   Accumulated earnings                         524,931        628,780        570,459        448,881        451,465           628.2
   Net income                                   148,413        (56,106)      (121,086)         4,235        (17,680)          (24.6)
   Interim dividends                            (36,396)        (2,150)            --             --             --              --

Total liabilities                             3,052,978      3,116,676      2,891,535      2,898,791      2,640,788         3,674.9
-----------------------------------------------------------------------------------------------------------------------------------

(1) Figures in millions of US$ dollars. Observed exchange rate as of 12/31/02, US$ 1 = Ch$ 718,61.


206_Telefonica CTC Chile 2002 Annual Report

Economic / Financial Indicators - Individual

                                                                   1998           1999           2000           2001           2002
-----------------------------------------------------------------------------------------------------------------------------------

EBITDA margin (1)                                                  58.9%          40.8%          39.7%          51.6%          51.8%
Financial expenses / Operating revenues                           -12.8%         -18.5%         -22.4%         -20.7%         -19.1%
Return on assets (2)                                               10.9%           2.4%           0.9%           4.6%           3.4%
Return on equity (3)                                               12.5%          -3.8%          -8.9%           0.3%          -1.4%
Liquidity (times) (4)                                              0.91           1.15           1.01           1.44           1.16
Self-financing of investment (5)                                  131.2%         153.9%         312.5%         276.9%         419.6%
Leverage ratio (times) (6)                                         1.05           1.21           1.22           1.30           1.09
Debt repayment capacity (times) (7)                                 3.2            4.9            3.8            4.9            4.6
-----------------------------------------------------------------------------------------------------------------------------------

(1)   Operating income + Depreciation / Operating revenues.
(2)   Opearting income / Property, plant and equipment (beginning of period).
(3)   Net income / Equity (beginning of period).
(4)   Current assets / Current liabilities.
(5)   Cash flow - Dividends paid / Capital expenditures.
(6)   Current liabilities + Long term liabilities / Equity.
(7)   Long term liabilities / Cash flow.


                                    2002 Annual Report  Telefonica CTC Chile_207

            Layout and Production   :   Espacio Vital Diseno
                                        www.espaciovital.cl

            Photograpy              :   Archivo Fotografico Telefonica CTC Chile
                                        Christian MacManus
                                        FotoPlus
                                        Imagebank

            Printing                :   Quebecor World Chile S.A.

                                   SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   TELECOMMUNICATIONS COMPANY OF CHILE

Date: March 12, 2003               By: /s/ Julio Covarrubias F.
                                      -------------------------------
                                       Name: Julio Covarrubias F.
                                       Title: Chief Financial Officer